BVLGARI



BULGARI S.P.A. E CONTROLLATE

BILANCIO CONSOLIDATO E BILANCIO D'ESERCIZIO AL 31 DICEMBRE 2006


BVLGARI

Indice

Lettera del Presidente

Il 2006 si è concluso con eccellenti risultati di vendita per il Gruppo Bulgari grazie al costante lavoro di creatività e ricerca e al successo dei lanci di prodotto che hanno riscoperto e reinterpretato modelli iconici ormai parte integrante della storia e del successo del marchio Bulgari. L'azienda ha inoltre consolidato i risultati ottenuti con la strategia di diversificazione nel segmento degli accessori, aprendo a Milano e a Firenze i primi negozi Bulgari in Europa ad essi interamente dedicati sull'onda del successo già riscosso dal progetto in Asia, mentre nel campo dell'orologeria il livello delle competenze tecniche acquisite pone ormai Bulgari ai massimi livelli nel settore. Relativamente ai lanci di prodotto, grande protagonista delle nuove creazioni in gioielleria è stato il celebre motivo *Parentesi*, ideato da Bulgari alla fine degli anni '70 su ispirazione dei giunti di travertino tipici delle strade romane; con la prima collezione *Parentesi*, Bulgari diede vita alla gioielleria modulare, in cui il segno estetico caratterizzante veniva ripetuto e assemblato creativamente. Quest'anno il motivo è stato ulteriormente enfatizzato rendendolo più deciso, elegante e sinuoso e la portabilità della nuova collezione *Parentesi* è stata rivista in chiave contemporanea. La collezione di Alta Gioielleria si è inoltre arricchita di nuovi pezzi unici in cui pietre di rarissima qualità e caratura, una lavorazione artigianale di eccellenza e un design di raffinata eleganza hanno dato origine ancora una volta a creazioni simbolo di una bellezza senza tempo come il collier in oro bianco e diamanti con zaffiro burmese da oltre 144 carati denominato *Long Life*.
I motivi celebri della tradizione Bulgari sono stati fonte di ispirazione anche per i lanci di nuovi orologi, portando così alla reinterpretazione dell'iconico modello *Bulgari Bulgari*, nato alla fine degli anni '70 e divenuto da allora un classico. Il nuovo modello *Bulgari Bulgari* lanciato nel 2006 ha finiture ancora più pregiate con un'attenzione particolare per ogni dettaglio, dal quadrante al bracciale, per un risultato finale di grande eleganza e sofisticazione tecnica. La linea *Assioma*, grande successo di vendite nel 2005, è stata arricchita nel 2006 con le due nuove versioni Multi Complication e Petite Complication, in cui ancora una volta l'audacia delle linee si sposa con movimenti tecnicamente all'avanguardia.
In profumeria, sono stati riproposti in una veste più preziosa i due grandi classici *Bulgari pour Femme* e *Bulgari pour Homme*.
Anche quest'anno, inoltre, i gioielli Bulgari hanno avuto notevole risalto in occasione di eventi mondani di grande rilievo come la Notte degli Oscar, il Festival di Cannes, il Festival del Cinema di Venezia e numerose premières cinematografiche, importanti appuntamenti in cui attrici di fama mondiale hanno scelto di indossare le creazioni Bulgari. Il legame fra Bulgari e il cinema ha inoltre trovato nuovo slancio quest'anno in occasione della prima Festa del Cinema di Roma, con la realizzazione dei premi ufficiali che hanno suscitato grande ammirazione da parte del pubblico: due dei più importanti simboli della città – la statua equestre di Marco Aurelio e la Piazza del Campidoglio – sono stati rivisitati creativamente ad ulteriore dimostrazione di come il design e la creatività Bulgari siano da sempre vincenti e in grado di interpretare lo spirito del loro tempo.
Per concludere, il 2007 vedrà il Gruppo impegnato, ancora una volta, in nuove sfide a testimonianza di come Bulgari sia in grado di trasformare la sua tradizione di qualità, stile e creatività in una costante fonte di ispirazione per nuove e audaci collezioni apprezzate in tutto il mondo.



Paolo Bulgari



Paolo Bulgari, Presidente



Nicola Bulgari, Vice Presidente



Francesco Trapani, Amministratore Delegato

Lettera dell'Amministratore Delegato

Signori Azionisti,

il 2006 si è chiuso per Bulgari molto positivamente con il superamento dell'importante traguardo del miliardo di Euro di fatturato (+12,0% a cambi comparabili) e ottime performance di vendita in tutte le categorie merceologiche. Nell'intero anno, infatti, il Gruppo ha riportato un incremento a doppia cifra nei risultati di vendita dei gioielli (+11,2%) e degli orologi (+10,3%), così come dei profumi (+11,7%) e degli accessori (+18,9%) che – nonostante le basi di confronto molto impegnative nell'anno precedente – hanno continuato a crescere a ritmo sostenuto. A livello di aree geografiche, vorrei sottolineare la performance di assoluto rilievo in Europa (+17,2%) e negli Stati Uniti (+16,2%) e il risultato positivo registrato in Giappone (+13,6%) che, pur in un contesto di rallentamento generale e andamento valutario non sempre favorevole, rimane comunque il mercato numero uno per i beni di lusso a livello mondiale. I risultati positivi in termini di fatturato si rispecchiano anche nelle performance a livello di utile netto e utile operativo, che hanno registrato una crescita, rispettivamente, del 15,3% e del 9,2%, aldilà delle aspettative della società stessa.
Questi importanti risultati sono stati raggiunti grazie all'instancabile tensione all'eccellenza che caratterizza tutte le attività del Gruppo e, in particolare, gli ambiti del prodotto, della distribuzione e della comunicazione. L'alta qualità e il design distintivo delle creazioni Bulgari si uniscono infatti a una strategia distributiva concentrata unicamente su location esclusive e di grande prestigio e a una comunicazione sempre coerente e in linea con i valori che animano il marchio. Questi tre aspetti sono stati affiancati negli anni dalle strategie di diversificazione e verticalizzazione che hanno incrementato l'efficienza produttiva e le competenze tecniche all'interno del Gruppo, garantendo al marchio una visibilità sempre più qualificata.
Nel corso del 2006, il Gruppo Bulgari ha colto ulteriormente i frutti di tali strategie avviando nuovi e importanti progetti nel settore degli accessori e dell'orologeria. Nel mese di settembre, infatti, è stato inaugurato a Milano il primo negozio Bulgari in Europa dedicato agli accessori, seguito qualche mese dopo da quello di Firenze. Il Gruppo sta perseguendo con determinazione l'obiettivo di divenire uno dei maggiori protagonisti in questo settore e sono convinto che una rete mondiale di negozi dedicati agli accessori ci consentirà di dare alle collezioni – sempre più numerose e articolate – la giusta visibilità.
Nell'ambito dell'orologeria, il modello *Assioma Multi Complication* presentato alla Fiera di Basilea montava il primo movimento di manifattura completamente prodotto e assemblato all'interno del Gruppo: un ulteriore passo avanti nell'obiettivo ambizioso di divenire una delle poche manifatture al mondo. Nel settore della gioielleria, accanto alla reinterpretazione di successo della storica linea *Parentesi*, è stata incrementata la produzione di pezzi unici di alta gioielleria che hanno visto negli ultimi tre anni un incremento delle vendite superiore a quello, già a doppia cifra, della gioielleria nel suo complesso. Sull'onda dell'eccellente posizionamento raggiunto nel settore della profumeria, infine, Bulgari si prepara a lanciare una nuova linea di *skincare* femminile che verrà distribuita inizialmente in Italia a partire dall'autunno 2007. Dopo lo straordinario successo del Bulgari Hotel a Milano – divenuto ormai uno dei punti di riferimento nella vita sociale della città – a fine 2006, quale seconda importante tappa del progetto Bulgari Hotels & Resorts, è stato inaugurato un nuovo resort a Bali, che si è rivelato ancora una volta di grande rilevanza nella valorizzazione del marchio.
Nel 2007 l'attenzione del Gruppo si concentrerà sul lancio di nuove collezioni in tutte le categorie merceologiche e sul rinnovamento e ampliamento della rete distributiva, in particolare negli Stati Uniti e in Giappone. A New York, dopo una ristrutturazione completa, verrà infatti riaperto lo splendido negozio Bulgari sulla prestigiosa Fifth Avenue mentre altri due importanti progetti sono previsti a Tokyo, con l'inaugurazione della Bulgari Tower nel quartiere di Ginza e l'apertura nel quartiere emergente di Omotesando di un nuovo *twin store*, una formula distributiva che prevede due negozi, uno dedicato a gioielli e orologi e l'altro agli accessori, affiancati, con due entrate separate e collegati fra loro internamente. Ulteriori *twin store* e negozi dedicati esclusivamente agli accessori saranno inoltre aperti nei principali mercati mondiali del Gruppo.
Sono certo pertanto che, grazie a questi entusiasmanti progetti sul fronte produttivo e distributivo, nel 2007 il Gruppo raggiungerà nuovi e importanti traguardi consolidando il prestigio e l'autorevolezza del marchio Bulgari in tutto il mondo.

Francesco Trapani

Il Gruppo Bulgari nel 2006

Principali indicatori economici e patrimoniali



Ricavi netti
(milioni di Euro)
1992 77,9
1993 110,1
1994 149,3
1995 199,0
1996 231,8
1997 296,2
1998 365,3
1999 485,3
2000 676,0
2001 766,1
2002 773,6
2003 759,3
2004 827,7
2005 918,5 **
2006 1.010,4 **



Risultato operativo
(milioni di Euro)
1992 5,6
1993 15,8
1994 17,8
1995 23,6
1996 36,2
1997 50,3
1998 53,5
1999 71,8
2000 122,8
2001 102,1
2002 107,6
2003 116,9
2004 134,2
2005 142,8 **
2006 155,9 **



Risultato netto
(milioni di Euro)
1992 2,2
1993 10,0
1994 13,0
1995 20,4
1996 29,8
1997 39,3
1998 44,1
1999 59,0
2000 95,5
2001 68,2
2002 76,1
2003 92,1
2004 108,3
2005 116,4 **
2006 134,3 **



Patrimonio netto
(milioni di Euro)
1992 43,0
1993 55,8
1994 70,7
1995 183,8
1996 185,6
1997 221,8
1998 255,3
1999 305,6
2000 405,0
2001 475,1
2002 548,1
2003 586,9
2004 662,9
2005 686,2 **
2006 743,0 **


Personale
(numero di persone a fine anno)
1992 351
1993 401
1994 489
1995 573
1996 684
1997 840
1998 1.038
1999 1.251
2000 1.569
2001 1.876
2002 1.827
2003 1.824
2004 1.978
2005 2.873
2006 3.186


Cash flow operativo
(milioni di Euro)
1992 6,8
1993 15,0
1994 17,4
1995 27,6
1996 38,4
1997 52,1
1998 59,1
1999 81,0
2000 124,6
2001 107,0
2002 115,9
2003 129,2
2004 145,6
2005 151,4 **
2006 172.7 **


Investimenti
(milioni di Euro)
1992 4,9
1993 5,4
1994 4,9
1995 12,4 *
1996 12,2
1997 21,6
1998 23,8
1999 32,4
2000 97,0
2001 48,8
2002 32,6
2003 41,0
2004 52.6 **
2005 61.6 **
2006 65


(Indebitamento) Liquidità netta
(milioni di Euro)
1992 (47,3)
1993 (42,7)
1994 (37,9)
1995 31,4
1996 39,5
1997 47,3
1998 7,1
1999 (42,2)
2000 (198,4)
2001 (284,3)
2002 (136,4)
2003 (44,9)
2004 (10,2)
2005 (49,9) **
2006 (46,9) **

* Esclusa Ipo
** Dati riclassificati secondo i criteri IAS/IFRS

Il Gruppo Bulgari nel 2006

Il Gruppo Bulgari ha chiuso il 2006 con ricavi netti consolidati per 1010,4 milioni di Euro e un incremento del 10,0 % a cambi comparabili (+12.0% a cambi correnti). Bulgari è oggi uno dei maggiori Gruppi che operano nel mercato del lusso.

Ricavi per categorie di prodotto

Gioielli	40%
Orologi	29%
Profumi	20%
Accessori	9%
Royalties ed altro	2%

Ricavi per area geografica

Italia	13%
Europa (esclusa Italia)	25%
America	16%
Giappone	25%
Estremo Oriente	15%
Medio Oriente e Altre	6%

Dipendenti	3.186

Proprietà

Famiglia Bulgari:	51,47%
Paolo Bulgari	
Nicola Bulgari	
Francesco Trapani	
Flottante	48,53%

Il Gruppo Bulgari al 31 dicembre 2006 50 società in 24 paesi

Bulgari S.p.A.

È la capogruppo ed è proprietaria del marchio BVLGARI. Svolge anche attività di coordinamento nell'area dello sviluppo prodotto, del marketing, della finanza e della gestione delle risorse umane.

Bulgari S.p.A. è posseduta al 51,47% dalla famiglia Bulgari e dal 17 luglio 1995 è quotata al sistema telematico della Borsa Valori Italiana ed è attualmente trattata anche presso il servizio IRS del London Stock Exchange.

Bulgari Parfums Italia S.p.A.
Società che distribuisce i profumi BVLGARI in Italia.

Bulgari Portugal Accessorios de Luxo Lda
Società per le operazioni internazionali.

Bulgari International Corporation (BIC) N.V.
Sub-holding per la gestione di partecipazioni internazionali e per le operazioni finanziarie.

Bulgari Accessori S.r.l.
Società per la produzione di accessori in seta e pelle.

Bulgari Gioielli S.p.A.
Società che coordina la produzione in Italia di gioielli ed argenti.

Bulgari Italia S.p.A.
Società che gestisce i negozi BVLGARI in Italia.

Bulgari (UK) Ltd.
Società che gestisce i negozi BVLGARI a Londra.

Bulgari Corporation of America Inc.
Società che distribuisce i prodotti BVLGARI negli Stati Uniti

Bulgari South Asian Operations Pte Ltd.
Società che gestisce i negozi BVLGARI a Singapore.

Bulgari Parfums S.A.
Società per la produzione e la distribuzione dei profumi BVLGARI.

Bulgari Jewels S.A.
Società per la produzione di gioielli.

Bulgari Time (Switzerland) S.A.
Società per la produzione di orologi, accessori e per tutte le attività relative alla seta.

Bulgari España S.A. Unipersonal
Società che gestisce i negozi BVLGARI in Spagna.

Bulgari S.A.
Società che gestisce i negozi BVLGARI in Svizzera.

Bulgari France S.A.S
Società che gestisce i negozi BVLGARI in Francia.

Bulgari (Deutschland) GmbH
Società che gestisce i negozi BVLGARI in Germania.

Bulgari Parfums Deutschland GmbH
Società per la distribuzione e la commercializzazione dei profumi BVLGARI in Germania.

Bulgari Japan Ltd.
Società in joint venture con Itochu e AOI che gestisce i negozi BVLGARI in Giappone.

Bulgari Montecarlo S.A.M.
Società che gestisce il negozio BVLGARI di Montecarlo.

Bulgari (Malaysia) Sdn Bhd
Società che gestisce il negozio BVLGARI a Kuala Lumpur.

Bulgari Australia Pty. Ltd.
Società che gestisce i negozi BVLGARI in Australia.

Bulgari Belgium S.A.
Società che gestisce il negozio BVLGARI in Bruxelles.

Opera Management S.A.
Società che gestisce il fondo "Opera Partecipations S.c.a."

Opera Participations S.c.A.
Società che svolge attività di investimento in società produttrici di beni e servizi del "made in Italy".

Opera Participations 2 S.c.A.
Società che svolge attività di investimento in società produttrici di beni e servizi del "made in Italy".

Prestige d'Or S.A.
Società che produce componenti di orologeria.

Cadrans Design S.A.
Società che produce meccanismi e componentistica per orologeria.

Bulgari Operational Services ApS
Società che svolge attività di acquisto e noleggio di aeromobili e la prestazione di servizi ausiliari connessi a tale attività.

Bulgari Global Operations S.A.
Società rivolta allo sviluppo, alla produzione, promozione e commercializzazione dei prodotti BVLGARI a livello internazionale.

Daniel Roth et Gérald Genta Haute Horlogerie S.A.
Società che svolge attività di produzione e distribuzione di orologi.

Bulgari Korea Ltd.
Società che gestisce i negozi BVLGARI in Korea.

Bulgari Collection Internationale S.A.
Società per la produzione di gioielli.

Bulgari (Luxembourg) S.A.
Sub-holding per la gestione del progetto *Bulgari Hotels&Resorts B.V.*

Bulgari Hotels&Resorts B.V.
Società per l'acquisizione di società attive nel settore alberghiero.

Bulgari Asia Pacific Ltd.
Società che gestisce i negozi BVLGARI in Hong Kong.

Bulgari (Taiwan) Ltd.
Società che gestisce i negozi BVLGARI a Taiwan.

Bulgari Hotels & Resorts Milano S.r.l.
Società per la gestione di alberghi, resorts e residenze esclusive a marchio BVLGARI in Italia.

Bulgari Reinsurance Company Ltd.
Società per la riassicurazione sul mercato dei rischi di Gruppo già assicurati.

Bulgari Saint Barth S.a.S.
Società che gestisce il negozio BVLGARI di Saint Barthelemy.

LB Diamonds & Jewelry Sarl
Joint-venture con il Gruppo Leviev per la produzione e commercializzazione di diamanti verso le società del Gruppo Bulgari.

Crova S.p.A.
Società per la produzione di gioielli.

Bulgari Retail USA S.r.l.
Società che svolge attività di vendita al dettaglio di prodotti e marchi BVLGARI negli Stati Uniti.

Opera SGR S.p.A
Società che svolge attività di gestione collettiva di risparmio.

Bulgari Commercial (Shanghai) Co. Ltd
Società che gestisce i negozi BVLGARI nella Repubblica Popolare Cinese

Bulgari Holding Europe BV.
Sub-Holding per la gestione delle partecipazioni internazionali.

Bulgari (Austria) Gmbh
Società che gestisce il negozio BVLGARI di Vienna

Bulgari Holding (Thailand) Ltd
Holding della partecipazione azionaria nella Bulgari (Thailand) Ltd.

Bulgari (Thailand) Ltd
Società che gestisce il negozio BVLGARI a Bangkok.

Bulgari Hotels and Resorts Japan Ltd
Società che gestisce ristoranti esclusivi a marchio BVLGARI in Giappone.

La struttura del Gruppo al 31 dicembre 2006



51,47%
FAMIGLIA BULGARI
AZIONISTI
BULGARI S.p.A. Roma
50% OPERA SGR. S.p.A
100% BULGARI ACCESSORI S.r.l.
100% BULGARI PARFUMS ITALIA S.P.A.
100% BULGARI PORTUGAL Acessorios de Luxo LDA
100% BULGARI Commercial (Shanghai) Co Ltd
100% BULGARI International Corporation (BIC) NV
100% Bulgari Holding Europe BV
100% BULGARI GIOIELLI S.p.A.
100% BULGARI ITALIA S.p.A.
100% CROVA S.p.A.
100% BULGARI RETAIL USA S.r.l.
100% BULGARI (Luxembourg) S.A.
65% BULGARI Hotels and Resorts BV
95% 3,25% BULGARI Hotels and Resorts Milano S.r.l.
100% BULGARI (AUSTRIA) GMBH
100% BULGARI FRANCE S.a.S.
100% BULGARI UK Ltd
100% BULGARI BELGIUM S.A.
100% BULGARI (DEUTSCHLAND) GMBH
100% BULGARI ESPAÑA S.A. Unipersonal
100% BULGARI MONTECARLO S.A.M.
100% BULGARI PARFUMS DEUTSCHLAND GMBH
100% BULGARI S.A.
51% PRESTIGE D'Or S.A.
100% BULGARI PARFUMS S.A.
100% BULGARI JEWELS S.A.
100% BULGARI TIME (SWITZERLAND) S.A.
100% BULGARI COLLECTION INTERNATIONALE S.A.
100% BULGARI HOLDING (Thailand) Ltd
99,5% BULGARI (Thailand) Ltd
100% BULGARI CORPORATION of AMERICA INC.
100% Daniel Roth et Gerald Genta Haute Horlogerie SA
80% BULGARI JAPAN Ltd
100% BULGARI St. BARTH S.a.S.
50% I.B DIAMONDS Sarl
50% OPERA Management S.A. (1)
50% CADRANS DESIGN S.A.
100% BULGARI AUSTRALIA Pty Ltd.
100% BULGARI REINSURANCE Ltd.
100% BULGARI SOUTH ASIAN OPERATIONS Ltd
100% BULGARI (TAIWAN) Ltd.
100% BULGARI Asia Pacific Ltd.
100% BULGARI Hotels and Resorts Japan Ltd
100% BULGARI (MALAYSIA) Sdn Bhd
100% BULGARI GLOBAL OPERATION S.A.
100% BULGARI Op. Services Aps
51% BULGARI KOREA Ltd.
11,72% 100% OPERA Partecipations S.c.A. (2)
25% 100% OPERA Partecipations 2 S.c.A. (3)

(1) Società posseduta indirettamente tramite Bulgari Hotels and Resorts B.V. al 61,75% (95% * 65%, partecipazione di Bulgari Hotels and Resorts B.V. in Bulgari Hotels and Resorts Milano S.r.l.) e direttamente tramite Bulgari SpA al 3,25%

(2) Società posseduta da Bulgari International Corporation (BIC) N.V. direttamente per il 11,72 % del totale azioni di classe A.1. Inoltre Opera Management S.A., detenuta al 50% da Bulgari International Corporation (BIC) N.V. possiede il 100% delle azioni di classe B.1 (le azioni di classe A.1. sono privilegiate nella distribuzione di dividendi, mentre le azioni B.1. non godono di alcun privilegio in fase di distribuzione di dividendi, ma consentono, a chi le detiene, di esercitare il diritto di voto in occasione di delibere di particolare importanza).

(3) Società posseduta da Bulgari International Corporation (BIC) N.V. direttamente per il 25,00 % del totale azioni di classe A.1. Inoltre Opera Management S.A., detenuta al 50% da Bulgari International Corporation (BIC) N.V. possiede il 100% delle azioni di classe B.1 (le azioni di classe A.1. sono privilegiate nella distribuzione di dividendi, mentre le azioni B.1. non godono di alcun privilegio in fase di distribuzione di dividendi, ma consentono, a chi le detiene, di esercitare il diritto di voto in occasione di delibere di particolare importanza).

BVLGARI


10

Roma. Via Condotti, 10

Bulgari: la storia

I Bulgari discendono da un'antica famiglia di argentieri greci dell'Epiro il cui capostipite, Sotirio, eseguiva preziosi lavori in argento. Nella metà del XIX secolo Sotirio si trasferisce in Italia e nel 1884 apre il primo punto vendita a Roma in Via Sistina, poi sostituito nel 1905 dal negozio in Via Condotti che ancora oggi è il centro di gravità di tutti i negozi Bulgari. Nel frattempo, Sotirio viene affiancato nella gestione delle attività dai due figli Giorgio e Costantino, che decreteranno negli anni '40 il distacco dalle rigide regole della scuola orafa francese per inventare uno stile ispirato al classicismo greco-romano, al Rinascimento Italiano e alla scuola orafa romana del XIX secolo. Negli anni '50 - '60 lo stile audace e innovativo di Bulgari raccoglie sempre più consensi e successo fra i protagonisti del mondo del cinema e del jet-set. Il marchio acquista così una fama internazionale che negli anni '70 incoraggia il Gruppo ad avviare la prima fase di espansione all'estero con l'apertura di negozi a New York, Ginevra, Montecarlo e Parigi. Nel 1977 Bulgari segna un'importante tappa nel mondo dell'orologeria lanciando il primo orologio *Bulgari Bulgari*, divenuto ormai un classico, e fondando in Svizzera nel 1980 la società Bulgari Time per gestire la creazione e produzione degli orologi. Nel 1984 Paolo Bulgari diviene Presidente dell'Azienda, mentre Nicola Bulgari e Francesco Trapani sono nominati, rispettivamente, Vicepresidente e Amministratore Delegato. Inizia così un'epoca di forte crescita e di grandi sfide e nel 1993 Bulgari sceglie di diversificare il proprio portafoglio prodotti entrando nel mercato dei profumi con *l'Eau Parfumée au Thé Vert*, cui seguiranno altre fragranze di successo. Alla società Bulgari Parfums, con sede in Svizzera, viene affidata la creazione e produzione dei profumi. Il 1995 segna un'altra tappa fondamentale per il Gruppo, che viene quotato alla Borsa di Milano ed è attualmente trattato anche presso il segmento IRS della Borsa di Londra. Nel 1996 prosegue la diversificazione con la prima collezione in seta, affiancata l'anno successivo da un'ampia gamma di accessori che spazia dalla pelletteria agli occhiali. L'anno 2000 inaugura una strategia di verticalizzazione del Gruppo più accentuata con l'acquisizione dei marchi di alta orologeria Daniel Roth e Gérald Genta. Negli anni 2002 e 2003, a causa della forte incertezza del contesto economico, la strategia del Gruppo si concentra sul controllo dei costi e sul miglioramento dell'efficienza e dei processi di produzione investendo nel contempo anche nel lancio di nuovi prodotti. Il 2002 vede inoltre la prosecuzione del processo di integrazione verticale con l'acquisizione del 50% di Crova, storico produttore di alta gioielleria. Il 2004 è un anno di intensa attività sul fronte del lancio di nuovi prodotti e dell'avvio di partnership ed iniziative strategiche per lo sviluppo del business e la valorizzazione del brand: per incrementare ulteriormente la produzione di gioielli in diamanti viene creata infatti una società partecipata al 50% da Bulgari International Corporation e per il restante 50% da LLD Diamonds Ltd., società controllata interamente dal Gruppo Leviev, il più grande produttore di diamanti tagliati al mondo. Sul fronte della gioielleria e coerentemente con il processo di verticalizzazione intrapreso, nello stesso anno il Gruppo completa l'acquisizione di Crova al 100%. L'apertura a maggio 2004 del primo Bulgari Hotel a Milano, frutto di una joint-venture fra Bulgari e Luxury Group (divisione di Marriott International) avviata nel 2001, rafforza ulteriormente il brand declinando il concetto di lusso contemporaneo in location prestigiose e dal design esclusivo. Nel corso del 2005 il proseguimento della strategia di integrazione verticale porta a tre ulteriori acquisizioni: nel settore dell'orologeria entrano a far parte del Gruppo Bulgari le due aziende elvetiche Cadrans Design (acquisita al 50%), produttrice di quadranti per orologi di alta gamma, e Prestige d'Or (acquisita al 51%), specializzata nella produzione di bracciali in acciaio e metalli preziosi. Nel settore degli accessori, Bulgari acquisisce inoltre il 100% dell'azienda individuale toscana Pacini, poi ridenominata Bulgari Accessori s.r.l., attiva nella produzione di borse in pellami e tessuti pregiati. Nel corso del 2006, l'azienda consolida ulteriormente i risultati derivanti dalle strategie di verticalizzazione e diversificazione: nel settore degli accessori - sull'onda dell'incremento della capacità produttiva e dopo il successo riscosso in Giappone con due punti vendita dedicati aperti nel 2005 - l'esperienza è replicata a Milano, dove nel mese di settembre viene inaugurato il primo negozio di accessori Bulgari in Europa, affiancato pochi mesi dopo dal negozio di Firenze. Nel settore dell'orologeria, inoltre, viene realizzato il primo calibro interamente sviluppato, prodotto e assemblato dal Gruppo al proprio interno.
Relativamente ai lanci di prodotto, grande enfasi viene posta sui motivi iconici del brand con le reinterpretazioni di grandi classici Bulgari nel settore della gioielleria, dell'orologeria e dei profumi che ricevono un'accoglienza entusiastica da parte della clientela. Il progetto Bulgari Hotels & Resorts si arricchisce infine di un nuovo straordinario resort inaugurato a Bali nel mese di settembre, mentre nuove location sono al vaglio nelle principali capitali e destinazioni turistiche a livello mondiale.


BVLGARI

Le creazioni Bulgari

Le creazioni Bulgari sono apprezzate dalla clientela internazionale per il loro stile inconfondibile, audace e raffinato in cui l'estrema attenzione per la qualità e il design sempre innovativo le rendono intramontabili esempi di eleganza.
La contemporaneità, caratteristica fondamentale delle creazioni Bulgari, si fonda sulla capacità di reinterpretare i temi e i motivi ispirati all'arte e all'architettura in uno stile evocativo e al tempo stesso straordinariamente originale che esalta la personalità di chi le indossa.

I gioielli

Il senso del volume, l'amore per le forme lineari e simmetriche e la cura per i dettagli sono i segni distintivi dei gioielli Bulgari, frutto di una costante ricerca che fonde sapientemente tradizione e innovazione. I gioielli Bulgari esaltano nel modo migliore la femminilità adattandosi ai diversi stili e modi di essere. Così, le ormai celebri collezioni *Parentesi, Tubogas, Bulgari Bulgari, Astrale e Allegra* sono pensate per una donna contemporanea che vive il gioiello come espressione della sua personalità ed eleganza. *Lucea* è un omaggio ad una femminilità sofisticata, mentre *B.zero1* esprime uno stile semplice e lineare, perfetto per ogni occasione e di grande accessibilità.
I lanci 2006 sono stati caratterizzati da reinterpretazioni innovative di motivi e lavorazioni che hanno segnato la storia di Bulgari e della gioielleria in generale: nella nuova collezione *Parentesi*, infatti, il motivo iconico ideato da Bulgari negli anni '70 e ispirato ai giunti di travertino delle strade di Roma viene rivisitato in chiave contemporanea enfatizzando in modo più deciso il singolo elemento modulare.
Quest'anno, infine, anche la *High Jewellery Collection*, massima espressione della creatività e del design Bulgari, è stata incrementata con nuovi e straordinari pezzi unici. Le creazioni della *High Jewellery Collection* vengono esposte a rotazione nei negozi Bulgari di tutto il mondo e sono la testimonianza del gusto e della ricerca per una qualità assoluta dei materiali e delle lavorazioni in gioielli concepiti per divenire simboli di una bellezza senza tempo. L'evoluzione del design Bulgari è illustrata invece nella preziosa *Vintage Collection*, composta da circa duecento creazioni uniche e non in vendita che datano dal 1920 al 1980.


BVLGARI
SWISS MADE

Gli orologi

Gli orologi Bulgari offrono modelli maschili e femminili che applicano i criteri qualitativi più rigorosi dell'orologeria svizzera ad uno stile contemporaneo e innovativo. Il processo di verticalizzazione nell'orologeria, iniziato nel 2000 e proseguito con determinazione negli anni successivi, ha collocato gli orologi Bulgari ai massimi livelli nel settore, con la prospettiva per il Gruppo di divenire una delle poche manifatture a livello mondiale e di realizzare quindi internamente tutti i movimenti. Bulgari propone oggi diverse linee che hanno danno vita nel tempo a modelli intramontabili come *Bulgari Bulgari, Diagono, Rettangolo, Ergon e Assioma* affiancati da nuovi lanci sempre più tecnologicamente all'avanguardia. Proprio del celebre modello *Bulgari Bulgari* è stata presentata alla Fiera di Basilea 2006 una nuova reinterpretazione dalle finiture più pregiate sul quadrante e sui bracciali, per un risultato finale ancora più elegante e raffinato. Come sempre, il risultato estetico di grande impatto si associa a caratteristiche tecniche di eccellenza e l'orologio *Bulgari Bulgari* nella nuova versione "Petite Complication" presenta infatti un movimento di manifattura extrapiatto di grande sofisticazione. La linea *Assioma*, che aveva già riscosso grande successo alla Fiera di Basilea 2005, è stata arricchita nel 2006 con le versioni "Petite Complication" e col primo orologio "Multi Complication" il cui movimento, per la prima volta interamente sviluppato e prodotto dal Gruppo, è composto da 416 elementi.


BVLGARI
BVLGARI

I profumi

Bulgari propone dieci linee di fragranze, completate dalla rispettiva collezione per il bagno, in grado di fornire un variegato panorama di sensazioni ed emozioni e concepite per divenire dei nuovi classici. La gamma delle *Eaux Parfumées* coniuga la delicata leggerezza di un'acqua di colonia con le benefiche proprietà rilassanti del Tè verde e del Tè bianco. *Bulgari pour Femme* è fiorita e poudrée al tè al gelsomino, mentre *Bulgari pour Homme*, la fragranza maschile, è caratterizzata da muschi preziosi e da una nota di tè Darjeeling. Con *Omnia*, Bulgari propone una fragranza orientale, per un sorprendente connubio di sapori inattesi, sapientemente amalgamati in un aroma di assoluta femminilità. Il successo del profumo *BLV*, caratterizzato da un'originale nota allo zenzero, intorno a cui evolve uno straordinario quadrato olfattivo, ha stimolato la creazione di *BLV pour Homme*, fragranza dai contrasti inattesi e dalle sorprendenti alchimie, e di *BLV Notte*, che enfatizza le note più sensuali e misteriose dell'universo *BLV*. Ai bambini e alle loro mamme è dedicata la linea *Petits et Mamans*, contraddistinta dalle note alla camomilla e al talco, mentre *Black* è il profumo metropolitano per uomo e donna. Nei lanci del 2006 Bulgari celebra le due fragranze classiche *Bulgari pour Femme* e *Bulgari pour Homme* con una nuova veste più preziosa per sottolineare il carattere elegante e raffinato di due essenze che rappresentano in profumeria la stessa eccellenza e ricercatezza che il marchio esprime in gioielleria. Inoltre, con i lanci *Rose Essentielle* e *Voile de Jasmin* per la donna e *Bulgari Pour Homme Soir* e *Bulgari Pour Homme Extrême* per l'uomo, alcune note olfattive peculiari di *Bulgari pour Femme* e *Bulgari pour Homme* vengono esplorate ed enfatizzate creando così un nuovo universo di fragranze in grado di armonizzarsi al meglio con le diverse occasioni e stati d'animo della giornata.

Gli accessori

Il panorama delle creazioni Bulgari prevede preziose creazioni in seta come la celebre cravatta "a sette pieghe", in cui l'eleganza sartoriale si sposa con materiali esclusivi e una lavorazione di altissima cura artigianale. Le collezioni di cravatte, sciarpe e stole presentano una varietà di fantasie e di colori in grado di armonizzarsi con le occasioni più diverse. Le borse in pelle e materiali preziosi esprimono un'eleganza sofisticata ma anche estremamente innovativa nelle linee e nelle tecniche di realizzazione con creazioni per il giorno e la sera di grande carattere. La linea da viaggio offre borse e valigie per le occasioni di lavoro o di svago in grado di coniugare classe e praticità. Una vasta gamma di penne, portachiavi e articoli in argento e piccola pelletteria è stata inoltre studiata per regalare o regalarsi oggetti che ci accompagnano nella quotidianità con gusto e raffinatezza.

Il panorama degli accessori è completato dalle collezioni di occhiali da sole e da vista, realizzati in partnership con Luxottica. Gli occhiali Bulgari, dallo stile moderno ed elegante, si arricchiscono di particolari preziosi che rendono ogni modello espressione di personalità e ricercatezza.

La categoria degli accessori è stata recentemente valorizzata con una rete di negozi ad essi dedicati nei principali mercati mondiali del Gruppo.



Nuovo negozio dedicato agli accessori
in Via della Spiga 6, Milano




Bulgari Hotels & Resorts

Il progetto Bulgari Hotels & Resorts nasce con la volontà di rafforzare ulteriormente il prestigio e la visibilità del marchio realizzando hotel e resort unici nel loro genere, in grado di esprimere quel concetto di lusso contemporaneo che contraddistingue tutte le creazioni Bulgari. La joint-venture siglata nel 2001 con la Luxury Division di Marriott International, partner di grande esperienza nell'hotellerie di lusso, garantisce il più alto livello di servizio e professionalità.

Il primo Hotel Bulgari, un cinque stelle lusso inaugurato a Milano nel maggio 2004, sorge in Via Privata Fratelli Gabba, nella zona milanese di maggior prestigio da un punto di vista sia culturale sia commerciale, grazie alla vicinanza con Via Montenapoleone, Via della Spiga, il Teatro alla Scala e il quartiere di Brera.

A settembre 2006 la seconda tappa del progetto Bulgari Hotels & Resorts ha visto l'apertura di uno straordinario resort a Bali (Indonesia), nella penisola di Jimbaran, su un altopiano inesplorato e a picco sul mare. Una location di incomparabile bellezza per un resort in cui lo stile tradizionale balinese viene reinterpretato in modo contemporaneo ed elegante offrendo nel contempo agli ospiti i servizi più esclusivi e le attenzioni più ricercate.

Il progetto Bulgari Hotels & Resorts proseguirà con la selezione di nuove ed esclusive location in altre capitali e destinazioni turistiche a livello mondiale.




BVLGARI

La qualità Bulgari

Ogni creazione Bulgari è permeata da uno spirito di eccellenza e così l'attenzione al dettaglio e la ricerca della qualità assoluta, tipiche di tutti i prodotti, convivono con un'innata aspirazione a superare sé stessi e rispondere con passione alle sempre diverse richieste del mercato.

Ogni prodotto Bulgari, sia esso un gioiello, un orologio, un profumo o un accessorio, è un oggetto che sarà controllato nei minimi dettagli per essere coerente con la tradizione di qualità Bulgari e perfettamente in armonia con la sensibilità e la volontà di chi l'ha creato.

I gioielli Bulgari prendono forma attraverso un disegno realizzato in acquarello o a tempera. A questo punto interviene l'artigiano che mette a frutto tutto il proprio talento manuale e la propria esperienza per realizzare un oggetto dalla particolare morbidezza, rotondità e perfezione.

Sin dal primo disegno l'idea è analizzata e sviluppata creativamente, in modo da poter valutare i materiali e i colori più adatti alla sua realizzazione, la vestibilità e la coerenza con la tradizione e lo stile Bulgari.

Anche per quanto riguarda gli orologi, Bulgari è riuscito a combinare un design raffinato con meccanismi sofisticati, prodotti e controllati secondo i severi e rigorosi criteri di certificazione svizzera, garanzia di alta qualità.

Tutti gli orologi Bulgari sono realizzati negli Atelier di Bulgari Time a Neuchâtel in Svizzera.

Al fine di garantire lo stesso livello di qualità di tutte le creazioni Bulgari, i profumi sono prodotti con la stessa cura ed attenzione al dettaglio. Per questo Bulgari ha scelto di controllare direttamente ogni fase della creazione, produzione e distribuzione dei propri profumi attraverso la Bulgari Parfums.

Il valido rapporto stabilito con l'Equipe di sviluppo prodotto della Luxottica ha portato alla nascita di una collezione di occhiali al tempo stesso innovativa ed elegante.

Anche il servizio al cliente è frutto di questa grande attenzione e ricerca della qualità assoluta.

Il personale viene formato applicando il programma Excellence utilizzato fin dal 1990 con l'obiettivo di portare, in ogni negozio Bulgari, gli standard di eccellenza distillati nella centennale esperienza di Via Condotti a Roma.


BVLGARI
BVLGARI
BVLGARI
BVLGARI

Vienna, Kohlmarkt, 8

La strategia distributiva

La distribuzione dei prodotti Bulgari è studiata secondo un principio che prevede una presenza nelle principali città di tutto il mondo in punti vendita selezionati allo scopo di garantire al prodotto una collocazione ideale.

Tutti i negozi Bulgari sono concepiti con uno stile moderno altamente distintivo. Marmi italiani, legni pregiati e spazi espositivi adeguatamente studiati per accogliere e valorizzare tutta la gamma delle creazioni Bulgari, conferiscono un'ambientazione straordinaria.

La distribuzione degli orologi ha seguito una strategia molto ben definita con un accurato lavoro di selezione dei concessionari i quali devono risultare in grado di offrire un servizio al cliente impeccabile.

Anche la rete distributiva dei profumi Bulgari è gestita con i medesimi criteri di qualità e selezione. Le fragranze Bulgari sono infatti presenti solo nelle migliori profumerie e department stores di tutto il mondo.



Da sinistra: Silvio Ursini, Flavia Spena, Alessandro Bogliolo, Francesco Trapani, Paolo Alberti, Alberto Nathansohn

Le risorse umane

A fine 2006 il Gruppo Bulgari contava 3186 dipendenti. La formazione del personale, concentrata nel programma Excellence fin dal 1990, è basata sulla diffusione della cultura d'impresa ed è rivolta in particolare ai nuovi addetti ai negozi.
Tutto il personale riceve, con scadenza trimestrale, la Bulgari Newsletter, un organo di comunicazione interna destinato ad aumentare l'informazione e il senso di appartenenza all'interno del Gruppo.

Il Comitato di Direzione

Il Comitato di Direzione del Gruppo Bulgari è composto da professionisti di grande valore e maturità, tutti provenienti da precedenti esperienze in importanti aziende internazionali. Le conoscenze acquisite e la forte motivazione personale ne hanno fatto una squadra affiatata e vincente che, condividendo la stessa filosofia, porta avanti con efficacia e successo la prestigiosa missione di Bulgari.

Francesco Trapani
Amministratore Delegato

Paolo Alberti
Direttore Centrale Divisione Profumo

Alessandro Bogliolo
Direttore Centrale Divisione Gioielli, Orologi e Accessori

Alberto Nathansohn
Direttore Centrale Amministrazione Finanza e Controllo

Flavia Spena
Direttore Centrale del Personale e dell'Organizzazione

Silvio Ursini
Direttore Centrale Sviluppo Nuovi Business

Consiglio di Amministrazione

Presidente
Paolo Bulgari

Vice Presidente
Nicola Bulgari

Amministratore Delegato
Francesco Trapani

Consiglieri
Francesco Ago
Giuseppe Ansaldo
Giulio Figarolo di Gropello
Roberto Zanchi

Collegio Sindacale

Presidente
Maurizio de Magistris

Sindaci Effettivi
Stefania Libori
Francesco Mariano Bonifacio

Sindaci Supplenti
Odilia Petrolillo
Fabrizio del Franco

Società di Revisione

KPMG S.p.A.

Relazione degli Amministratori sull'andamento della gestione del Gruppo al 31 dicembre 2006

Signori Azionisti,

l'anno appena concluso è stato caratterizzato da un'economia mondiale in generale recupero, con solo alcune limitate eccezioni, ed ha confermato la completa uscita dalla fase di recessione che ha caratterizzato soprattutto il periodo tra la fine del 2001 e l'inizio del 2004. È comunque vero che persistono scenari di incertezza geopolitica a livello mondiale, tali per cui anche il contesto economico mostra costanti elementi di precarietà, con reazioni a qualsiasi aggiornamento dei dati macroeconomici spesso enormemente enfatizzate da attività puramente speculative.
In tale mercato, riteniamo che debbano essere accolti con grande soddisfazione i risultati conseguiti dal Gruppo Bulgari nel corso dell'esercizio 2006, risultati record nella sua storia, sia in termini di vendite che in termini di utili. Tutto ciò conferma ancora una volta la forza del marchio, le cui potenzialità sono state ben sfruttate dalle azioni intraprese negli ultimi anni, anche durante le fasi di mercato più difficili, e che riteniamo possano ulteriormente crescere con gli investimenti attesi per il prossimo futuro.
Le vendite nette consolidate sono cresciute del 10,0% rispetto al 2005 (12,0% a cambi comparabili), l'utile operativo del 9,2% e l'utile netto del 15,3%. Nel corso dell'esercizio sono proseguiti, inoltre, gli importanti investimenti soprattutto rivolti all'ampliamento e al rinnovo della rete distributiva, inclusi i primi negozi di soli accessori, per i quali ci si attende un interessante ritorno nel medio termine.

PRINCIPALI INDICATORI ECONOMICI
I ricavi netti consolidati del 2006 sono stati pari a 1.010,4 milioni di euro rispetto 918,5 milioni di euro dell'anno precedente. Non ci sono effetti significativi sulle vendite relativi a variazione del perimetro di consolidamento.
Il margine di contribuzione, passato da 596,9 a 649,1 milioni di euro (+8,7%), ha rappresentato il 64,2% dei ricavi netti contro il 65,0% del 2005; il miglioramento della marginalità, ottenuto grazie alle azioni rivolte al raggiungimento di efficienze produttive e all'ottenimento di una maggiore integrazione verticale in settori strategici nel corso del 2006, è stato annullato dal pesante impatto negativo dell'andamento delle valute, in particolare dello yen e del dollaro, oltre che dal prezzo dell'oro. Va precisato, a questo proposito, che il risultato al contrario positivo delle attività di copertura svolte dal Gruppo sia sulle valute, sia sulle materie prime, ha impatto nella parte finanziaria del conto economico.

(milioni di euro)


RICAVI NETTI
831,6
918,5
1010,4
2004
2005
2006
MARG. DI CONTRIBUZ.
529,1
596,9
649,1
2004
2005
2006
RISULTATO OPERATIVO
131,8
142,8
155,9
2004
2005
2006
RISULTATO NETTO
108,8
116,4
134,3
2004
2005
2006

È evidente che nel medio-lungo termine il forte apprezzamento dell'euro nei confronti di tutte le principali valute, se confermato, potrà essere contrastato solo da una revisione del prezzo di vendita dei prodotti, oltre che dal proseguimento delle azioni rivolte all'ottimizzazione del ciclo produttivo.
I costi operativi sono passati da 454,1 a 493,2 milioni di euro nel 2006 con un incremento dell'8,6%. Tra questi le spese di pubblicità e promozione, complessivamente risultate pari a 112,9 milioni di euro, sono risultate sostan-

zialmente in linea con i livelli record del 2005 (116,3 milioni di euro), a conferma del continuo grande impegno a sostegno del marchio BVLGARI. In termini di incidenza sui ricavi netti tali spese hanno rappresentato l'11,2%, come previsto in calo rispetto all'12,7% del 2005. L'incremento degli altri costi operativi, in particolare legato agli affitti e al costo del personale, è invece il risultato dell'importante attività di investimento che il Gruppo ha realizzato e ancora sta realizzando a sostegno della crescita prevista anche nel futuro.
Il risultato operativo è stato pari a 155,9 milioni di euro, in crescita del 9,2% rispetto ai 142,8 milioni di euro del 2005. L'incidenza del risultato operativo sui ricavi netti è pari al 15,4%, sostanzialmente invariata rispetto al 15,5% dell'anno 2005.
L'utile netto, pari a 134,3 milioni di euro, evidenzia una crescita del 15,3% rispetto all'esercizio precedente (116,4 milioni di euro), anche grazie agli utili netti su cambio per circa 8 milioni di euro, in gran parte generati dall'attività di copertura del rischio su cambi di cui si è parlato precedentemente. In termini di incidenza sui ricavi l'utile netto rappresenta il 13,3% contro il 12,7% nell'esercizio 2005.
Tali dati confermano, dopo gli ottimi risultati conseguiti anche negli esercizi precedenti, il successo delle strategie del Gruppo. Alla luce degli investimenti realizzati e di quelli in fase di completamento l'impegno è rivolto a mantenere il trend di crescita sia delle vendite che dei risultati anche per il prossimo futuro.

tabella 1 Gruppo Bulgari. Conto economico consolidato

	2006	2005	DIFF	DIFF %
Ricavi netti	**1.010,4**	**918,5**	**91,9**	**10,0%**
Margine di contribuzione netto	**649,1**	**596,9**	**52,2**	**8,7%**
	64,2%	65,0%		
Spese variabili di vendita	43,8	36,6	7,2	19,6%
Costi per il personale	157,4	145,9	11,5	7,9%
Altri oneri e proventi	140,8	120,6	20,2	16,7%
Spese di pubblicità e promozione	112,9	116,3	(3,4)	–2,9%
Ammortamenti e svalutazioni	38,3	34,7	3,6	10,5%
Totale spese operative	**493,2**	**454,1**	**39,1**	**8,6%**
Risultato operativo	**155,9**	**142,8**	**13,1**	**9,2%**
	15,4%	15,5%		
Altri proventi (oneri) non operativi	(1,6)	(9,4)	7,8	–83,5%
Risultato prima delle imposte e interessi di terzi	**154,4**	**133,4**	**21,0**	**15,7%**
Imposte correnti e differite/anticipate	(19,4)	(15,5)	(3,9)	25,2%
Risultato prima degli interessi di terzi	**135,0**	**117,9**	**17,1**	**14,5%**
	13,4%	12,8%		
Risultato degli azionisti di minoranza	(0,8)	(1,5)	0,7	–49,8%
Risultato netto del Gruppo	**134,3**	**116,4**	**17,8**	**15,3%**
	13,3%	12,7%		

Scenario Macroeconomico

Dopo il recupero già evidenziato tra la fine del 2004 e il 2005, nel 2006 l'economia mondiale ha confermato una fase di ciclo espansivo che, dopo il Nordamerica, ha coinvolto anche tutta l'Europa occidentale.
Negli Stati Uniti, in realtà, i dati congiunturali cominciano a mostrare qualche segnale poco brillante. La crescita annualizzata del Pil nell'ultimo trimestre del 2006, attesa del 3,5%, è stata rivista ad un ben inferiore 2,2%. Le rassicurazioni del presidente della *Federal Reserve* sulla solidità dell'economia americana hanno fugato i dubbi su imminenti rischi di recessione, ma non hanno cancellato del tutto i timori degli investitori globali, come confermano i risultati di alcune sedute borsistiche di inizio 2007. In effetti l'economia reale appare più debole, i dati su-

gli ordini durevoli sono stati recentemente negativi, ma l'inflazione sembra essere sotto controllo. L'unico allarme dato dalla banca centrale americana è relativo al dollaro, nel momento in cui viene ampiamente sottolineata la necessità per gli Stati Uniti di recuperare competitività per le loro esportazioni. Per quanto riguarda il costo del denaro, la *Federal Reserve* dopo aver applicato tre rialzi di 0,25 punti dei tassi nella prima parte del 2006, ad inizio agosto ha interrotto la serie di ben 17 rialzi consecutivi del costo del denaro in poco più di due anni, cominciata nel giugno 2004. L'attuale tasso al 5,25% non sembra destinato ad aumentare, visto che attualmente le tensioni inflazionistiche appaiono ridotte, a parte le solite preoccupazioni relative alla volatilità dei prezzi energetici.
L'ottimismo è tornato anche nell'Unione Europea. La crescita del 2006 è stata la migliore dal 2000, pari al 2,8%, quasi il doppio rispetto al tasso del 2005. La ripresa economica è stata determinata sia dalla domanda domestica che internazionale. Gli investimenti e i consumi privati sono aumentati, così come le esportazioni lorde, che hanno contribuito a stimolare la domanda interna. Vi sono stati inoltre segnali di un miglioramento strutturale del mercato del lavoro, con un ulteriore aumento dell'occupazione.
In Italia nel 2006 la crescita del Pil è stata del 1,9% e le nuove stime per il 2007 sono intorno al 2%, ben al di sopra delle stime per il prossimo anno che la Commissione Europea aveva formulato solo lo scorso autunno (1,4%).
In Germania la crescita del Prodotto interno lordo è stato del 2,7%, in Francia del 2,0%, mentre in Spagna del 3,8%, con una media nel 2006 dell'area euro del 2,8% ed un'attesa per il 2007 sempre al di sopra del 2%.
Nel frattempo la Banca Centrale Europea, come previsto, ha proseguito nella politica del rialzo dei tassi passati da fine 2005 a inizio marzo 2007 dal 2% al 3,75% con sette incrementi in poco più di un anno. Le autorità monetarie hanno inoltre lasciato intendere la possibilità di ulteriori strette monetarie a causa degli ancora esistenti rischi di inflazione, sebbene il costo del denaro non possa più essere definito a un livello basso.
In Gran Bretagna la crescita è stata del 2,7% e le attese per il 2007 sono simili all'anno appena trascorso.
Il Giappone nel 2006 ha registrato una crescita superiore al 2%, con un quarto trimestre in cui il Pil ha segnato il miglior progresso annualizzato da tre anni (4,8%). Diversi esponenti del governo giapponese hanno comunque invitato a non enfatizzare troppo il dato sul Pil e il ministro dell'economia ha recentemente sottolineato la necessità che la Banca centrale continui a sostenere l'economia con una politica monetaria espansiva, con un costo del denaro pressoché nullo.
Per quanto riguarda i mercati valutari il 2006 è stato caratterizzato da un ulteriore rafforzamento dell'euro nei confronti delle principali valute. In particolare la divisa europea tra il primo gennaio e il 31 dicembre dell'anno ha guadagnato oltre l'11% rispetto al dollaro, il 13% rispetto allo yen giapponese, oltre il 3% rispetto al franco svizzero e l'8% rispetto allo yuan cinese, per citare alcune tra le valute che maggiormente interessano il mercato del lusso. Gli scostamenti sono in realtà più modesti se confrontiamo i cambi medi anno su anno, in particolare per il dollaro, ma certamente la forza dell'euro negli ultimi mesi ha creato non pochi problemi ai produttori europei che operano in contesti fortemente internazionali.
Per quanto riguarda la quotazione dell'oro, negli ultimi due anni si è costantemente mantenuta su livelli molto alti rispetto agli anni precedenti, confrontabili solo con il lontano triennio tra il 1979 e il 1981, quando il prezzo arrivò addirittura a superare brevemente la quota di 850 US$/oncia. Un ulteriore importante aspetto è che mentre dal 2002 al gennaio del 2005 il recupero delle quotazioni dell'oro ha riflesso principalmente il deprezzamento del dollaro, la valuta di riferimento, dal 2005 il trend è cambiato. L'oro si è svincolato spesso dal tradizionale rapporto inverso con la valuta americana e, in contesti in cui il dollaro si è rafforzato, si sono contemporaneamente registrati prezzi dell'oro in crescita. La quotazione ha chiuso il 2006 a 636 US$/oncia, con un incremento del 24% rispetto ai 513 US$/oncia di fine 2005 e di oltre il 45% rispetto ai 438 US$/oncia di fine dicembre 2004. Gli scostamenti risultano ancora più ampi se si analizzano i valori medi degli anni, con un +36% rispetto alla media del 2005 e un +48% rispetto al 2004 (media 2006: 604 US$/oncia; media 2005: 445 US$/oncia; media 2004: 409 US$/oncia). La quotazione dell'oro espressa invece in termini di euro/oncia a fine 2006 ha raggiunto il valore di 483 euro/oncia (+11% rispetto ai 435 euro/oncia di fine 2005 e +50% rispetto ai 322 euro/oncia di fine 2004), con una media nell'anno pari a 481 euro/oncia (+34% rispetto alla media 2005; +46% rispetto alla media 2004). È evidente che le normali politiche di copertura, adottate anche dal Gruppo Bulgari, relative al prezzo di una delle principali materie prime nel campo della gioielleria, possono risultare efficaci solo nel breve periodo, ma non possono contrastare da sole gli impatti sul costo dei prodotti dei trend di lungo periodo.

Analisi dei ricavi e attività significative del Gruppo

RICAVI PER TIPOLOGIA DI PRODOTTO

Anche nel 2006, per il terzo anno consecutivo, le vendite sono aumentate in tutti i settori merceologici in cui opera il Gruppo.
Nei gioielli, principale categoria di prodotto per Bulgari, la crescita a cambi comparabili è stata del 11% (a cambi correnti del 9%). Il quarto trimestre del 2006 ha rappresentato il diciassettesimo trimestre di crescita consecutiva, a conferma del successo presso la clientela del *design* delle linee lanciate negli ultimi anni. Anche nel 2006 non sono mancate le novità, a partire dalla presentazione della nuova linea di gioielleria *Parentesi*, rivisitazione di una delle collezioni storiche del Gruppo. Inoltre, come da tradizione, nuovi prodotti hanno arricchito l'assortimento delle linee di maggior successo, come la femminile *Sapphire flower* e la sensuale *Lucea*, arricchite con perle per offrire un'ampia ed elegante scelta che soddisfi i diversi gusti, confermando contemporaneamente la preziosità unica dello stile contemporaneo Bulgari.
Le vendite di orologi sono cresciute del 10% (8% a cambi correnti) ed hanno confermato il grande successo di mercato già evidenziato nell'ultimo trimestre del 2005. Gran parte del risultato è legato agli ottimi dati di vendita che continua a registrare il modello *Assioma*, introdotto sul mercato già nel settembre del 2005 ed all'incredibile successo riscontrato dal nuovo *Bulgari-Bulgari*.
Prosegue lo straordinario successo degli accessori, le cui vendite nel 2006 sono cresciute di un ulteriore 19% (il 15% a cambi correnti), con un grande successo sia nel canale di vendita della distribuzione, che nei negozi di proprietà, tra i quali da alcuni mesi operano i primi esclusivamente dedicati agli accessori. Anche per questa categoria merceologica sono numerosissime le novità, dalle nuove linee di borse, come la nuova *Condotti* o la nuova *Twist*, alla piccola pelletteria, fino agli occhiali.
Complessivamente la Divisione JWA (Jewels-Watches-Accessories; Gioielli-Orologi-Accessori) è cresciuta del 11% (9% a cambi correnti).
Anche le vendite della Divisione Profumo hanno registrato un'importante crescita rispetto al 2005, pari al 12%, a cambi comparabili e del 10% a cambi correnti. Tale risultato è stato ottenuto grazie all'introduzione sul mercato di *Eau Parfumée au Thé Rouge* avvenuta nel primo semestre e soprattutto al rilancio di *pour Femme, pour Homme* e *pour Homme Extrême* nel secondo semestre. Per festeggiare questo esclusivo rilancio, Bulgari ha inoltre completato la collezione di classici con due nuove fragranze da donna, *Voile de Jasmin* e *Rose Essentielle*, ed una nuova da uomo, *pour Homme Soir*.
Dopo l'inaugurazione avvenuta nel maggio del 2004, prosegue con sempre maggior successo l'attività dell'albergo di Milano, il primo a marchio BVLGARI, gestito in partnership con il gruppo Marriott, attraverso la società Bulgari Hotels and Resorts Milano S.r.l.. Il contributo in termini di fatturato della società consolidata proporzionalmente nel 2006 è stato di 11,2 milioni di euro, in crescita del 17% rispetto al 2005. Il progetto "Bulgari Hotels & Resorts", in linea con la filosofia ed ai criteri stilistici distintivi di BVLGARI, ha portato nel secondo semestre del 2006 all'apertura di un nuovo *resort* a Bali, che ha riscontrato subito grande successo.
Nel corso del 2006 Bulgari International Corporation (BIC) N.V. ha versato ulteriori 0,5 milioni di euro in Opera Participations S.c.a. ("*Opera*") e 0,4 milioni di euro Opera Participations 2 S.c.a. ("*Opera2*").
Ricordiamo che tali fondi, entrambi specializzati nell'investimento in settori di beni e servizi tipici dello stile "made in Italy", hanno raccolto impegni di sottoscrizione rispettivamente per circa 225 milioni di euro e 80 milioni di euro. In tale progetto, il Gruppo Bulgari svolge il ruolo dell'investitore, con una partecipazione a fine dicembre 2006 pari a all'11,72% in Opera e del 25% in Opera2. Il Gruppo Bulgari ha inoltre il ruolo di management partner, avendo anche il 50% di partecipazione nelle società di gestione dei due fondi, Opera Management S.A. e Opera Sgr S.p.A..
Tra ottobre 2006 e gennaio 2007, come previsto dal piano di disinvestimento, Opera ha venduto quattro delle sei partecipazioni detenute, Unopiù e Itama, con una significativa plusvalenza rispetto al valore di acquisizione, e Sector Group e Bruno Magli, per le quali il fondo ha invece realizzato una perdita sull'investimento.
Per mantenere l'attenzione del Gruppo sul proprio *core business* si stanno valutando alternative per la riduzione del coinvolgimento di Bulgari sia come management partner, sia come investitore.

La successiva tabella 2 mostra il valore dei ricavi nel 2006, la loro incidenza per tipologia di prodotto rispetto al totale ricavi e l'incremento, a cambi correnti e comparabili, rispetto all'esercizio precedente.

tabella 2 Gruppo Bulgari. Ricavi per tipologia di prodotto (in milioni di euro)

Tipologia di Prodotto	Totale Esercizio 2006				Totale Esercizio 2005			
			Δ % vs PVY				Δ % vs PVY	
	valore assoluto	%	cambi corr.	cambi comp.	valore assoluto	%	cambi corr.	cambi comp.
Gioielli	*401,8*	*40%*	*+9*	*+11*	*368,2*	*40%*	*+7*	*+8*
Orologi	*289,0*	*29%*	*+8*	*+10*	*267,9*	*29%*	*+4*	*+4*
Accessori	*88,8*	*9%*	*+15*	*+19*	*76,9*	*8%*	*+24*	*+24*
Altro	*7,8*	*0%*	*+10*	–	*7,1*	*1%*	*+17*	–
Divisione JWA	787,4	78%	+9	+11	720,1	78%	+8	+8
Divisione Profumo	201,5	20%	+10	+12	182,6	20%	+18	+18
Divisione Hotel	11,2	1%	+17	–	9,6	1%	+141	–
Royalties ed altro	10,3	1%	+66	–	6,2	1%	+2	–
Totale ricavi netti	**1.010,4**	**100%**	**+10**	**+12**	**918,5**	**100%**	**+10**	**+11**

La redditività operativa dei settori è riportata nelle note esplicative.

RICAVI PER AREA GEOGRAFICA

Anche l'analisi geografica delle vendite mostra un incremento dei ricavi in tutte le aree, sebbene a tassi molto diversi tra un'area geografica e l'altra.
In Italia la crescita è stata complessivamente molto contenuta (+1,2%), a fronte però della base impegnativa del 2005, quando le vendite erano cresciute del +15,4%. In questo mercato, per quanto riguarda le vendite nei negozi di proprietà, il risultato 2006 ha comunque evidenziato una crescita molto sostenuta e allineata alla crescita del resto d'Europa, mentre meno brillante è stata la performance nella distribuzione terza a fronte di una politica di maggiore selettività.
L'Europa, esclusa l'Italia, e l'America hanno guidato la crescita del fatturato (a cambi comparabili +17% e +16% rispettivamente) nonostante, anche in questo caso, le forti basi di confronto del 2005. In America l'incremento a cambi correnti è invece risultato del 15%.
Le vendite in Giappone sono cresciute del 14% (+7% a cambi correnti), dopo un incremento del +17% l'anno precedente e del 27% di due anni fa, sempre a cambi comparabili. Questi dati sono la testimonianza dell'incredibile successo di Bulgari in questo mercato, certamente uno dei più importanti nel settore del lusso. Va peraltro notato che nella seconda parte del 2006 in Giappone sono emersi chiari segnali di rallentamento del mercato, che riteniamo caratterizzeranno anche i mesi a venire, insieme, peraltro, alla situazione di debolezza dello yen.
In Estremo Oriente, (+7% sia a cambi comparabili che correnti) le vendite hanno confermato l'inversione di tendenza già registrata nella fase finale del primo semestre, a conferma del consenso da parte della clientela verso i nuovi prodotti e del successo delle politiche distributive più rigorose.
Anche il Medio Oriente (+9% a cambi correnti) si è dimostrato in crescita rispetto al 2005.

La successiva tabella 3 mostra il valore dei ricavi del 2006 per area geografica secondo il criterio del mercato di sbocco, la loro ripartizione percentuale sul totale ricavi e la variazione, a cambi correnti e comparabili, rispetto al 2005.

tabella 3 Gruppo Bulgari. Ricavi per tipologia di prodotto (in milioni di euro)

Area Geografica	Totale Esercizio 2006				Totale Esercizio 2005			
			Δ % vs PVY				Δ % vs PVY	
	valore assoluto	%	cambi corr.	cambi comp.	valore assoluto	%	cambi corr.	cambi comp.
Italia	131,4	13%	+1	–	129,9	14%	+15	–
Europa (escl. Italia)	256,3	25%	+17	–	218,6	24%	+15	–
America	159,1	16%	+15	+16	138,2	15%	+13	+12
Giappone	256,6	25%	+7	+14	238,9	26%	+16	+17
Estremo Oriente	149,8	15%	+7	+7	139,6	15%	–5	–7
Medio Oriente	40,5	4%	+9	–	37,1	4%	+1	–
Altro	16,7	2%	+2	–	16,2	2%	–3	–
Totale ricavi netti	**1.010,4**	**100%**	**+10**	**+12**	**918,5**	**100%**	**+10**	**+11**

Situazione finanziaria e patrimoniale del Gruppo

L'indebitamento finanziario netto a fine 2006 è pari a 46,9 milioni di euro, contro i 49,9 milioni di euro al 31 dicembre 2005.

L'indebitamento in leggera riduzione rappresenta un ottimo risultato se consideriamo il livello sempre consistente degli investimenti effettuati nel corso dell'anno, la crescita del circolante a sostegno della crescita delle vendite e soprattutto la distribuzione di dividendi agli azionisti per oltre 74,5 milioni di euro, a riprova del buon flusso di cassa operativo generato nel periodo.

L'incremento del valore del magazzino rispetto al 31 dicembre 2005 è stato di 23,8 milioni di euro, pari al 4,7%, di gran lunga meno che proporzionale rispetto all'incremento delle vendite, con pertanto un ulteriore miglioramento della rotazione. Tale risultato, che beneficia anche di un effetto cambio positivo, è stato realizzato grazie alla costante e rigorosa gestione della *supply-chain*, oltre che alla particolare attenzione ai codici a lenta movimentazione, anche nel corso di questo esercizio.

Il patrimonio netto inclusi gli interessi di terzi alla fine dell'anno risulta pari a 743,0 milioni di euro (734,9 esclusi gli interessi di terzi), contro i 686,2 milioni di euro al 31 dicembre 2005 (677,6 esclusi gli interessi di terzi).

Alla fine del 2006 il rapporto (gearing) tra indebitamento netto e patrimonio netto, inclusi gli interessi di terzi, è pari al 6%.

Di seguito è rappresentato lo stato patrimoniale riclassificato del Gruppo.

tabella 4 Gruppo Bulgari. Stato patrimoniale riclassificato consolidato (in milioni di euro)

	31/12/06	31/12/05
Crediti commerciali netti	187,0	169,0
Altri crediti	45,9	49,8
Magazzino	528,9	505,1
Debiti commerciali	(159,7)	(168,2)
Altri debiti	(51,2)	(42,1)
Totale Capitale Circolante netto	**550,9**	**513,5**
Immobili, impianti e macchinari e attività immateriali	**209,7**	**188,7**
Partecipazioni e altre attività finanziarie	**42,6**	**34,8**
Altre attività (passività) a LT	**(13,3)**	**(0,9)**
Capitale investito netto	**789,9**	**736,2**
Patrimonio netto	**743,0**	**686,2**
Indebitamento a breve termine	10,6	23,2
Indebitamento a lungo termine	36,3	26,7
Totale indebitamento	**46,9**	**49,9**
Copertura	**789,9**	**736,2**

Il presente Stato Patrimoniale è stato riclassificato secondo lo schema che evidenzia il Capitale Investito del Gruppo e la sua copertura patrimoniale-finanziaria. Ciò permette una lettura per certi aspetti più gestionale, rendendo più agevole l'analisi dell'efficienza degli investimenti realizzati e il calcolo, in abbinamento con il Conto Economico, di indici che evidenziano il ritorno degli investimenti, quali il R.O.I. e il R.O.E..
Rispetto allo schema ufficiale allegato al bilancio al 31 dicembre 2006, che segue una rappresentazione più tradizionale con la suddivisione tra attività nette, passività e patrimonio netto, tutte le voci relative alle passività diverse da quelle finanziarie sono state portate a riduzione del Capitale Investito, mentre le disponibilità liquide sono riclassificate nella "Copertura" a riduzione dell'indebitamento.

INVESTIMENTI

Nel corso del 2006 sono stati effettuati investimenti in immobili, impianti e macchinari per 49,1 milioni di euro relativi a lavori, in parte ancora in corso, per l'apertura o il rinnovo di negozi, tra i quali ricordiamo quelli a Milano, in via Montenapoleone, a Firenze, a Vienna, a Chevy Chase (Washington) e a New York, ancora in corso a fine esercizio, per citarne alcuni. Inoltre tali investimenti si riferiscono all'acquisto di vetrine da utilizzare per l'esposizione di prodotti BVLGARI, anche nei principali aeroporti internazionali. L'importo include inoltre investimenti in hardware, realizzati in particolare dalla capogruppo, ed in impianti per la produzione sostenuti da alcune società produttive.
Gli investimenti nelle attività immateriali sono stati pari a 16,0 milioni di euro, relativi principalmente all'implementazione di software per la gestione delle principali attività operative del Gruppo, al 31 dicembre 2006 in parte ancora in corso. Inoltre, sono stati sostenuti costi per lo sviluppo di nuove fragranze da immettere sul mercato e costi per subentro locali in affitto. Infine si è proceduto ad un incremento del costo di avviamento per l'acquisizione di società, relativo ad una variazione del prezzo d'acquisto delle quote di Crova S.p.A., avvenuto al 31 dicembre 2004. Tale variazione è stata registrata solo nel corso del 2006, in quanto all'atto del contratto di acquisto, era subordinata alla possibilità del verificarsi di eventi non certi.

RICONCILIAZIONE PATRIMONIO NETTO CIVILISTICO-CONSOLIDATO

Così come previsto dalla Comunicazione Consob n. 6064293 del 28 luglio 2006, si allega di seguito il prospetto di raccordo tra il risultato del periodo ed il patrimonio netto di Gruppo con gli analoghi valori della capogruppo Bulgati S.p.A.

	PN 31-dic-05	Variazione PN	Utile/(Perdita) d'esercizio	PN 31-dic-06
Saldo da bilancio individuale Bulgari S.p.A.	**233.520**	**(57.834)**	**79.854**	**255.540**
Effetto consolidamento società partecipate:				
– differenza tra valore di carico e P.N. pro quota	611.439	(25.603)	57.006	642.842
Elminazione intercompany profit su magazzino	(184.028)	6.684	(1.814)	(179.158)
Effetto fiscale	16.715	(289)	(775)	15.651
Saldo da bilancio consolidato Gruppo	**677.646**	**(77.042)**	**134.271**	**734.875**
Quota terzi	8.587	(1.259)	752	8.080
Saldo da bilancio consolidato	**686.233**	**(78.301)**	**135.023**	**742.955**

In data 6 gennaio 2006 è stata costituita la società Bulgari Commercial (Shanghai) Ltd. società di diritto cinese, partecipata interamente dalla Bulgari S.p.A., con sede legale a Pechino e un capitale sottoscritto e versato di USD 5.000.000.
La società gestisce le attività di vendita e di distribuzione del Gruppo in Cina, cogliendo le interessanti opportunità offerte da questo mercato.
In data 12 maggio 2006 la Bulgari S.p.A. ha acquistato il 50% di Opera SGR S.p.A., società con sede legale a Milano e capitale sociale sottoscritto e versato di euro 1.100.000. La partecipazione è stata consolidata con il metodo proporzionale. Il prezzo pagato è stato di euro 550.000, a fronte di un patrimonio netto di competenza a valori correnti di pari importo, corrispondente ad un totale attivo di 1.017 mila euro e un totale passivo di 467 mila euro.
La società svolge attività di gestione collettiva del risparmio attraverso la promozione, l'istituzione e l'organizzazione di fondi comuni di investimento chiusi, nonchè attività di consulenza a soggetti terzi operanti nel settore del private equity in relazione ad investimenti dagli stessi effettuati in Italia.
In data 8 giugno 2006 è stata costituita la società Bulgari Holdings (Thailand) Ltd.. La società, con sede legale a Bangkok e capitale sociale sottoscritto e versato di Bath 100.000, è partecipata dalla Bulgari International Corporation (BIC) N.V. al 49%. Si precisa che in virtù del possesso del 100% delle azioni ordinarie con diritto di voto e della quasi totalità dei diritti nella distribuzione dei dividendi è stata consolidata integralmente e senza il riconoscimento di risultato di terzi.
La società è la holding della partecipazione azionaria nella Bulgari (Thailand) Ltd., descritta di seguito.
Sempre in data 8 giugno 2006 è stata costituita la società Bulgari (Thailand) Ltd.. La società, con sede legale a Bangkok e capitale sociale sottoscritto e versato di Bath 4.000.000, è partecipata dalla Bulgari International Corporation (BIC) N.V. al 99,5% (di cui 35% direttamente e 64,5% indirettamente attraverso la Bulgari Holdings (Thailand) Ltd).
Attualmente la società gestisce un negozio monomarca Bulgari.
In data 15 luglio 2006 è stata costituita la società Bulgari (Austria) GmbH. La società, con sede legale a Vienna e con un capitale autorizzato di euro 35.000, sottoscritto e versato per euro 17.500, è partecipata interamente dalla Bulgari International Corporation (BIC) N.V..
La società attualmente gestisce un negozio monomarca Bulgari a Vienna.
In data 7 dicembre 2006 è stata costituita la società Bulgari Holding Europe B.V., con sede legale ad Amsterdam e con un capitale sottoscritto e versato per 18.000 euro è partecipata interamente da Bulgari S.p.A..
La società è una sub-holding per la gestione di partecipazioni internazionali e per operazioni finanziarie, in particolare la sua attività si concentra nelle partecipazioni in società del Gruppo appartenenti alla Comunità Europea, ad esclusione di quelle italiane direttamente detenute dalla Capogruppo.
Bulgari Holding Europe B.V. ha acquisito tali partecipazioni dalla Bulgari International Corporation (BIC) N.V. ed i prezzi di trasferimento sono stati pari ai *fair value* delle partecipazioni cedute, determinati dalla perizia di una società terza.
In data 20 dicembre 2006 è stata costituita la società Bulgari Hotels and Resorts Japan Ltd., con sede legale a Tokyo e con un capitale sottoscritto e versato di 37.500.000 yen, è partecipata interamente da Bulgari International Corporation (BIC) N.V..
La società gestirà ristoranti esclusivi a marchio Bulgari in Giappone a partire dalla fine del 2007.

Altre informazioni

Corporate Governance

La società si è dotata di un proprio sistema di governo societario che, conformemente a quanto previsto dalla legge e dalla normativa CONSOB, è improntato a controllare e gestire in modo adeguato i rischi d'impresa e comunicare in modo trasparente con il mercato.

Al fine di prevenire comportamenti illeciti o irresponsabili da parte di chi opera in nome e per conto delle singole società facenti parte del gruppo Bulgari, il Consiglio di Amministrazione ha approvato l'adozione di un Codice Etico in cui sono definite le regole generali e le responsabilità anche etiche e sociali afferenti allo svolgimento dell'attività.
L'attuale Consiglio di Amministrazione è composto da due consiglieri esecutivi, il Presidente e l'Amministratore Delegato, e cinque non esecutivi. Gli amministratori non esecutivi per numero, qualifiche professionali ed autorevolezza sono in grado di apportare un contributo sostanziale alle decisioni consiliari. A seguito delle indicazioni ricevute da ciascun amministratore è possibile confermare, anche con riferimento all'esercizio 2006, che la maggioranza degli amministratori non esecutivi è indipendente, in quanto gli stessi non intrattengono relazioni economiche con la società, che siano di entità tale da condizionarne l'autonomia di giudizio, e non detengono significative partecipazioni azionarie nella stessa.
In merito ai suggerimenti del Codice di Autodisciplina per la creazione di specifici Comitati a supporto e controllo della gestione della società, la società si è dotata di un Comitato per la Remunerazione e di un Comitato per il Controllo Interno, approvati con delibera assembleare.

Comitato per la Remunerazione:
Il Comitato per la Remunerazione ha funzioni propositive, fermo restando che il potere di stabilire la remunerazione degli amministratori investiti di particolari cariche in conformità dell'atto costitutivo rimane in capo al Consiglio di Amministrazione. Il Comitato ha facoltà di avvalersi per l'espletamento delle sue funzioni di consulenti esterni, a spese della società. Al Comitato per la remunerazione è attribuito anche il compito di proporre al Consiglio di Amministrazione, sulla base delle indicazioni fornite dall'Amministratore Delegato, l'adozione di criteri generali di remunerazione dell'alta direzione della società.
La remunerazione dell'Amministratore Delegato è parametrata ai risultati economici del Gruppo, in quanto composta anche di una quota variabile proporzionale all'utile netto consolidato di Gruppo. Inoltre, l'Amministratore Delegato, in virtù di delibere assembleari, è beneficiario di piani di stock option, i cui diritti di sottoscrizione gli sono stati attribuiti dal Consiglio e per esso dal suo Presidente.

Comitato per il Controllo Interno:
È stato istituito ai sensi dell'art. 10 del Codice di Autodisciplina e di questo Comitato fanno parte tutti Amministratori non esecutivi ed indipendenti rispetto alla proprietà ed al management aziendale. Ai lavori del comitato partecipa il presidente del Collegio Sindacale e/o altri componenti dello stesso, l'Amministratore Delegato, nonché, su invito di uno dei componenti del Comitato, anche funzionari, dirigenti e/o consulenti della società.

La società non si è dotata di un Comitato per le proposte di nomina degli amministratori, in quanto il Consiglio non ha riscontrato alcuna difficoltà da parte degli azionisti nel predisporre le proposte di nomina.

D. Lgs. n. 231/2001
Bulgari S.p.A., con delibera del Consiglio di Amministrazione, ha predisposto un proprio modello organizzativo e di gestione ex D. Lgs. 231/01.
L'elaborazione del Modello e la definizione dei suoi elementi essenziali sono state precedute da una preliminare analisi delle caratteristiche organizzative della società e del settore in cui opera la società. È stato istituito un Organismo di Vigilanza che soddisfa, nello svolgimento della sua continuativa azione di controllo dell'adeguatezza del modello, i requisiti di autonomia, indipendenza e professionalità. Tale Organismo ha anche il compito di controllare il rispetto del Codice di Comportamento, elemento essenziale del Modello di Organizzazione, il cui scopo è quello di ribadire l'impegno di Bulgari al rispetto delle leggi e, in particolare, il divieto di compiere qualsiasi atto che possa coinvolgere la società in reati previsti dal D. Lgs. 231/2001. Destinatari del Codice di Comportamento sono gli Amministratori, Sindaci, Dirigenti e Dipendenti della so-

cietà, ovunque essi operino, sia in Italia sia all'estero, nonché i collaboratori e consulenti esterni che agiscono nell'interesse della società e i fornitori.

Legge n. 262/2005 (Legge sul Risparmio)

Il legislatore italiano con la L. 262/2005 ha apportato alcune importanti modifiche in merito, ad esempio, al ruolo e ai compiti degli organi di controllo, alla composizione dei consigli di amministrazione, al conflitto di interessi, all'introduzione delle disposizioni a tutela delle minoranze, alla disciplina inerente i rapporti con società estere "non trasparenti".

Il Consiglio di Amministrazione di Bulgari S.p.A. del 7 marzo 2007 ha deliberato la proposta di modifica di alcune clausole statutarie al fine di rendere lo stesso statuto conforme alle recenti disposizioni normative introdotte dalla Legge sul Risparmio, come modificata dal decreto 303/2006. Tale proposta sarà portata all'approvazione dell'Assemblea Straordinaria degli azionisti, convocata per il 24 aprile 2007.

Tra le modifiche proposte segnaliamo l'introduzione nello statuto dei requisiti di professionalità e le modalità di nomina del Dirigente preposto alla redazione dei documenti contabili societari, ai sensi dell'art. 154-bis TU 58/1998. Questa figura professionale, introdotta dalla norma in esame, dovrà attestare con propria dichiarazione scritta che «gli atti e le comunicazioni della società, previsti dalla legge o diffusi al mercato, contenenti informazioni e dati sulla situazione economica, patrimoniale o finanziaria della stessa società, siano corrispondenti alle risultanze documentali, ai libri e alle scritture contabili della medesima società".

Rapporti infragruppo e con parti correlate

I rapporti fra le società del Gruppo, sia per quanto riguarda la cessione di prodotti che le prestazioni di servizi, sono regolati a condizioni di mercato, tenuto conto delle caratteristiche dei beni e dei servizi prestati.

Il Consiglio di Amministrazione di Bulgari S.p.A., con delibera del 7 marzo 2007, ha approvato una procedura per la disciplina delle operazioni con Parti Correlate.

Tale procedura, adottata in attuazione di quanto previsto dall'art. 2391-bis del codice civile e di quanto raccomandato dall'art. 9.C.1 del Codice di Autodisciplina delle società quotate (edizione del mese di marzo 2006), individua le regole che disciplinano l'individuazione, l'approvazione e l'esecuzione delle operazioni con parti correlate poste in essere da Bulgari S.p.A. direttamente ovvero per il tramite di società controllate, al fine di assicurare la trasparenza e la correttezza sia sostanziale che procedurale delle operazioni stesse.

Per parti correlate, in base alla relativa nozione fornita dal principio contabile Internazionale IAS 24, si intendono:

a) Le entità che direttamente, o indirettamente attraverso società controllanti o controllate:
   - Controllano la Bulgari S.p.A.
   - Sono controllate dalla Bulgari S.p.A.
   - Sono sotto un comune controllo con la Bulgari S.p.A.
   - Detengono una partecipazione in Bulgari S.p.A. tale da poter esercitare un'influenza notevole su quest'ultima
   - Controllano congiuntamente la Bulgari S.p.A.;
b) Le società collegate a Bulgari S.p.A.;
c) Le joint venture cui partecipa Bulgari S.p.A.;
d) Gli amministratori ed i sindaci effettivi di Bulgari S.p.A.;
e) I dirigenti con responsabilità strategiche di Bulgari S.p.A., cioè coloro che hanno il potere e la responsabilità della pianificazione, della direzione e del controllo delle attività della Bulgari S.p.A.;
f) Gli stretti familiari dei soggetti di cui ai punti precedenti a), d) ed e);
g) Le entità controllate, controllate congiuntamente o soggette ad influenza notevole di uno dei soggetti di cui ai punti (d) o (e), ovvero in cui tali soggetti detengono, direttamente o indirettamente, una quota significativa di diritti di voto;
h) Un fondo pensionistico per i dipendenti dell'entità, o di una qualsiasi altra entità ad essa correlata.

Ai fini di quanto sopra disposto si precisa che:

- Per controllo si intende quello previsto dall'art. 93 del D.lg. n. 58/98;
- Per collegamento ed influenza notevole si intendono quelli previsti dall'art. 2359, comma 3, del codice civile;
- Si considerano familiari stretti di un soggetto quei familiari che ci si attende possano influenzare il soggetto interessato nell'operazione con la Società. Essi possono includere:
  - il convivente ed i figli del soggetto;
  - i figli del convivente;
  - le persone a carico del soggetto o del convivente.

Le informazioni sui rapporti con parti correlate richieste dalla comunicazione Consob del 28 luglio 2006 sono presentate nelle note del bilancio consolidato e del bilancio d'esercizio.
Sulla base delle informazioni ricevute dalle società del Gruppo non sono state rilevate operazioni atipiche od inusuali, così come definite dalla Consob nella Comunicazione sopra citata.

Attività di ricerca e sviluppo

Il Gruppo Bulgari svolge attività di ricerca e sviluppo relativa all'ideazione, creazione e sviluppo di nuovi prodotti, nell'ambito di tutte le sue tipologie di prodotto, ossia dei gioielli, degli orologi, degli accessori e dei profumi.

Altre informazioni

Per quanto riguarda le informazioni di dettaglio relative ai rapporti tra parti correlate, azioni proprie, partecipazioni detenute in Bulgari S.p.A. dai componenti degli organi di amministrazione e controllo, strumenti finanziari e politiche di copertura dei rischi si fa rinvio a quanto dettagliatamente riportato nelle note esplicative e integrative al bilancio consolidato.

Eventi successivi al 31 dicembre 2006

In data 18 gennaio 2007 è stato acquisito il residuo 49% di Bulgari Korea Ltd, già detenuta dal Gruppo al 51%.
La società è ora pertanto interamente partecipata da Bulgari International Corporation (BIC) N.V..
Il capitale sociale sottoscritto è pari a KW 4.500.000.
In data 25 gennaio 2007 è stata acquisita la società Bulgari Parfums Iberia S.L., con sede a Barcellona. La società è interamente posseduta da Bulgari España S.A. (Unipersonal) e gestirà la distribuzione di profumi Bulgari in Spagna e in Portogallo.
In data 14 marzo 2007 l'Assemblea Generale di Bulgari (Luxembourg) S.A. ha deliberato la messa in liquidazione della società. Bulgari (Luxembourg) S.A. detiene il 100% delle quote di Bulgari Holtels & Resorts B.V., partecipazione che alla luce dei piani di sviluppo attesi per il progetto "Hotels & Resorts" può in futuro essere gestita direttamente dalla capogruppo Bulgari S.p.A..

Non si segnalano altri eventi significativi successivi al 31 dicembre 2006.

Previsioni per l'esercizio 2007

Il 2006 ha confermato il successo del Gruppo in tutte le categorie merceologiche e in tutte le aree geografiche in cui opera.
Anche il 2007, come l'anno appena concluso, sarà caratterizzato per Bulgari da un rilevante impegno promozionale agli importanti lanci di prodotto che si susseguiranno nel corso dell'anno e da un'ulteriore accelerazione ne-

gli investimenti per lo sviluppo della rete di vendita. Saranno di particolare rilievo la riapertura del negozio flagship di Fifth Avenue a New York, l'inaugurazione della Bulgari Tower a Ginza e del nuovo complesso di Omotesando a Tokyo, oltre all'ampliamento della rete di negozi dedicati esclusivamente agli accessori.
Pertanto, alla luce di queste importanti iniziative, riteniamo che – in un quadro macroeconomico stabile e nonostante una previsione di persistente debolezza del mercato e della valuta giapponese – nel 2007 Bulgari potrà conseguire un ulteriore aumento delle vendite e dei profitti, consolidando al tempo stesso la sua posizione di assoluto prestigio nel mercato mondiale dei beni di lusso.

Bulgari S.p.A. e Controllate

Bilancio consolidato al 31 dicembre 2006
(dati in migliaia di euro)

Conto economico consolidato esercizio 2006
(dati in migliaia di euro)

	Note	2006	di cui verso correlate:	2005	di cui verso correlate:	Variazioni %
– *Vendite lorde*		*1.077.142*	*191*	*992.631*	*2.127*	
– *Sconti e abbuoni*		*(84.760)*		*(87.633)*		
Vendite nette		992.382		904.998		
Royalties		12.336	*176*	8.585	*112*	
Altri ricavi		5.709	*21*	4.961	*13*	
Totale ricavi netti	**2**	**1.010.427**		**918.544**		**10,0%**
Costo del venduto	3	(361.285)		(321.615)		12,3%
Totale margine di contribuzione		**649.142**		**596.929**		**8,7%**
		64,2%		65,0%		
Spese operative nette	4	(493.215)	(84)	(454.128)	(48)	8,6%
Risultato operativo		**155.927**		**142.801**		**9,2%**
		15,4%		15,5%		
– *Interessi attivi*		*2.682*	*214*	*1.651*	*223*	
– *Interessi passivi*		*(10.690)*		*(7.197)*		
– *Altri proventi (oneri) finanziari*		*(1.820)*		*(1.406)*		
– *Utili (perdite) su cambi*		*8.352*		*(2.451)*		
Totale proventi (oneri) finanziari	5	(1.476)		(9.403)		–84,3%
Rivalutazioni (svalutazione) di attività finanziarie		(77)		–		
Risultato prima delle imposte		**154.374**		**133.398**		**15,7%**
Imposte correnti e differite	6	(19.351)		(15.455)		25,2%
Risultato dell'esercizio		**135.023**		**117.943**		**14,5%**
di cui:						
Risultato dell'esercizio di pertinenza dei terzi		752		1.496		–49,8%
Risultato dell'esercizio di pertinenza del Gruppo		**134.271**		**116.447**		**15,3%**
		13,3%		**12,7%**		
Utile per azioni base (in euro)		**0,45**		**0,38**		
Numero medio delle azioni su cui si basa il calcolo		298.543.974		297.168.337		
Utile per azioni diluito (in euro)		**0,44**		**0,38**		
Numero medio delle azioni su cui si basa il calcolo		303.281.146		301.268.866		

Gruppo Bulgari

Stato patrimoniale consolidato al 31 dicembre 2006
(dati in migliaia di euro)

ATTIVITÀ	Note	31 dicembre 2006	di cui verso parti correlate:	31 dicembre 2005	di cui verso parti correlate:
Immobili, impianti e macchinari	7	113.472		98.066	
– *Avviamento*	*8*	*41.908*		*42.612*	
– *Altre attività immateriali*	*9*	*54.316*		*47.991*	
Attività immateriali		96.224		90.603	
– *Partecipazioni in altre imprese*	*10*	*20.132*		*19.314*	
– *Altre attività finanziarie non correnti*	*11*	*22.477*		*15.524*	
Partecipazioni ed altre attività finanziarie non correnti		42.609		34.838	
Imposte differite attive	12	22.329		26.627	
Altre attività non correnti	15	8.841		17.660	
Crediti finanziari non correnti	11	929	929	1.098	1.098
ATTIVITÀ NON CORRENTI		**284.404**		**268.892**	
ATTIVITÀ NON CORRENTI POSSEDUTE PER LA VENDITA		**–**		**–**	
– *Materie prime*		*55.988*		*39.341*	
– *Prodotti in corso di lavorazione e semilavorati*		*123.395*		*121.543*	
– *Prodotti finiti e packaging*		*349.551*		*344.174*	
Totale rimanenze	13	528.934		505.058	
Crediti commerciali	14	187.020	158	170.777	687
– *Altri crediti tributari*		*27.060*		*33.910*	
– *Altre attività correnti*		*18.864*	*108*	*15.907*	*35*
Totale altre attività correnti	15	45.924		49.817	
Attività finanziarie correnti	11	6.384	2.787	21.112	4.347
Disponibilità liquide e mezzi equivalenti	16	39.792		26.685	
ATTIVITÀ CORRENTI		**808.054**		**773.449**	
TOTALE ATTIVITÀ		**1.092.458**		**1.042.341**	

PATRIMONIO NETTO E PASSIVITÀ	Note	31 dicembre 2006	di cui verso parti correlate:	31 dicembre 2005	di cui verso parti correlate:
- *Capitale sociale*		*20.970*		*16.859*	
- *Riserve*		*121.152*		*115.603*	
- *Utili (perdite) portate a nuovo*		*458.482*		*428.737*	
- *Utile (perdite) dell'esercizio*		*134.271*		*116.447*	
Totale patrimonio netto di Gruppo	**17**	**734.875**		**677.646**	
Patrimonio netto azionisti di minoranza		8.080		8.587	
TOTALE PATRIMONIO NETTO		**742.955**		**686.233**	
TFR e altri fondi relativi al personale	**21**	15.146		14.307	
Fondi rischi ed oneri	**22**	6.831		3.673	
Imposte differite passive	**12**	21.949		25.276	
Altre passività non correnti	**23**	640		3.686	
Debiti finanziari verso banche non correnti	**19**	34.156		25.261	
Altri debiti finanziari non correnti	**19**	3.031		2.513	
PASSIVITÀ NON CORRENTI		**81.753**		**74.716**	
PASSIVITÀ NON CORRENTI POSSEDUTE PER LA VENDITA		**-**		**-**	
Debiti commerciali		159.754	1.306	168.239	824
- *Acconti*		*3.671*		*2.555*	
- *Debiti per imposte correnti*		*6.051*		*5.766*	
- *Altre passività correnti*	**23**	*41.502*	*2*	*33.792*	*2*
Totale altre passività correnti		51.224		42.113	
Debiti finanziari verso banche correnti	**19**	54.055		63.041	
Debiti finanziari correnti	**19**	2.717		7.999	
PASSIVITÀ CORRENTI		**267.750**		**281.392**	
TOTALE PASSIVITÀ E PATRIMONIO NETTO		**1.092.458**		**1.042.341**	

Gruppo Bulgari

Rendiconto finanziario esercizio 2006
(dati in migliaia di euro)

	2006	2005
Flusso di cassa generato dall'attività operativa		
Utile netto dell'esercizio	134.271	116.447
Ammortamenti e svalutazioni	38.422	34.923
Flusso di cassa generato dalla gestione reddituale	*172.693*	*151.370*
(Incremento) Decremento dei crediti commerciali del circolante	(15.870)	(7.598)
(Incremento) Decremento degli altri crediti del circolante	2.455	25.014
(Incremento) Decremento delle rimanenze	(54.987)	(26.622)
Incremento (Decremento) dei debiti commerciali	(7.377)	13.775
Incremento (Decremento) degli altri debiti	7.798	(39.337)
Differenze cambi	31.111	(12.577)
Altre variazioni nette	564	4.934
Flusso di cassa generato dalle variazioni di capitale circolante netto	*(36.306)*	*(42.411)*
Altre attività M/L termine (incluso altre attività finanziarie non correnti)	7.947	(5.955)
Altre passività M/L termine	(3.055)	(172)
(a) Flusso di cassa generato dall'attività operativa	**141.279**	**102.832**
Flussi di cassa generato dall'attività di investimento		
Acquisto di società (al netto disponibilità/indebitamento acquisita)	(505)	(4.836)
Acquisti di immobili, impianti e macchinari (al netto di disinvestimenti)	(48.968)	(31.577)
Acquisti di attività immateriali	(15.961)	(25.824)
Acquisti di partecipazioni (escluso altre attività finanziarie non correnti)	(813)	(1.011)
Altre variazioni	13	(4.470)
Differenze cambi	5.568	(5.913)
(b) Flusso di cassa da attività di investimento	**(60.666)**	**(73.631)**
Flusso di cassa generato dall'attività finanziaria		
Variazione patrimonio netto per aumento capitale sociale	4.111	(3.957)
Variazione patrimonio netto degli azionisti di minoranza	(507)	1.299
Dividendi pagati	(74.529)	(65.421)
Altre variazioni	(6.623)	(324)
(c) Totale variazioni patrimonio netto	*(77.548)*	*(68.403)*
Variazioni di debiti finanziari a medio/lungo termine	9.413	(32.395)
Variazioni di crediti finanziari a medio/lungo termine	169	(440)
(d) Totale variazioni attività finanziarie e medio/lungo termine	*9.582*	*(32.835)*
(e) Flusso di cassa da attività di finanziamento	**(67.966)**	**(101.238)**
(f) Differenza disponibilità (indebitamento) finanziaria netta a breve termine (a)+(b)+(e)	**12.647**	**(72.037)**

	2006	2005
Disponibilità (indebitamento) all'inizio del periodo	**(49.919)**	**(13.009)**
Variazione disponibilità (indebitamento) netto al 01/01/2005 in seguito adozione Ias 32 e 39	–	2.296
Disponibilità (indebitamento) netto	**(49.919)**	**(10.717)**
Variazioni indebitamento a breve (f)	12.647	(72.037)
Variazioni indebitamento a lungo (e)	(9.582)	32.835
Disponibilità (indebitamento) netto alla fine del periodo	**(46.854)**	**(49.919)**
di cui: – disponibilità liquide	39.792	26.685
– debiti finanziari correnti	(56.772)	(71.040)
– attività finanziarie correnti	6.384	21.112
– debiti finanziari non correnti	(37.187)	(27.774)
– crediti finanziari non correnti	929	1.098

Prospetto delle variazioni intervenute nelle voci di patrimonio netto consolidato al 31 dicembre 2006 e al 31 dicembre 2005

(dati in migliaia di euro)

	Capitale sociale	Riserva sopr. azioni	Riserva legale	Riserva da differen di traduzione
Saldo al 31 dicembre 2004	**20.816**	**110.704**	**5.762**	**(7.273)**
Azioni proprie	(3.569)	–	–	–
Valutazione fair value derivati	–	–	–	–
Valutazione fair value partecipazioni	–	–	–	–
Saldo al 1 gennaio 2005	**17.247**	**110.704**	**5.762**	**(7.273)**
Oscillazione cambi	–	–	–	(3.876)
Valutazione fair value derivati	–	–	–	–
Totale proventi ed oneri imputati direttamente a patrimonio netto	**–**	**–**	**–**	**(3.876)**
Risultato dell'esercizio	–	–	–	–
Totale proventi ed oneri	**–**	**–**	**–**	**–**
Dividendi distribuiti	–	–	–	–
Destinazione utile 2004	–	–	–	–
Azioni proprie 2005	–	–	–	–
Aumento di capitale per esercizio opzioni su azioni	52	3.791	–	–
Destinazione a fondo riserva azioni proprie del valore delle azioni alla fine dell'esercizio	(440)	(6)	–	–
Stock Options			–	–
Saldo al 31 dicembre 2005	**16.859**	**114.489**	**5.762**	**(11.149)**
Oscillazione cambi	–	–	–	(21.644)
Riclassifiche	–	–	–	11.443
Valutazione fair value derivati	–	–	–	
Totale proventi ed oneri imputati direttamente a patrimonio netto	**–**	**–**	**–**	**(10.201)**
Risultato dell'esercizio	–	–	–	–
Totale proventi ed oneri	**–**	**–**	**–**	**–**
Dividendi distribuiti	–	–	–	–
Destinazione utile 2005	–	–	–	–
Vendita Azioni Proprie	4.009	–	–	–
Aumento di capitale per esercizio opzioni su azioni	102	9.159	–	–
Stock Options	–	–	–	–
Saldo al 31 dicembre 2006	**20.970**	**123.648**	**5.762**	**(21.350)**

Altre riserve	Riserva Stock Option	Riserva Hedging	Utile portati a nuovo	Utile d'esercizio	Patrimonio netto di Gruppo	Patrimonio netto di terzi	Totale Patrimonio netto
2.106	**1.987**	**–**	**393.763**	**108.758**	**636.624**	**6.875**	**643.499**
–	–	–	–	–	(3.569)	–	(3.569)
–	–	2.297	–	–	2.297	–	2.297
–	–	–	(8.019)	–	(8.019)	–	(8.019)
2.106	**1.987**	**2.297**	**385.744**	**108.758**	**627.333**	**6.875**	**634.208**
–	–	–	(783)	–	(4.659)	880	(3.779)
–	–	(2.325)	–	–	(2.325)	–	(2.325)
–	**–**	**(2.325)**	**(783)**	**–**	**(6.984)**	**880**	**(6.104)**
–	–	–	–	116.447	116.447	1.496	117.943
–	**–**	**–**	**–**	**116.447**	**116.447**	**1.496**	**117.943**
–	–	–	–	(65.422)	(65.422)	(664)	(66.086)
–	–	–	43.336	(43.336)	–	–	–
–	–	–	–	–	–	–	–
–	–	–	–	–	3.843	–	3.843
–	–	–	440	–	(6)	–	(6)
–	2.436	–	–	–	2.436	–	2.436
2.106	**4.423**	**(28)**	**428.737**	**116.447**	**677.646**	**8.587**	**686.233**
–	–	–	(730)	–	(22.374)	(1.259)	(23.633)
–	–	–	(11.443)	–	–	–	–
–	–	2.410	–	–	2.410	–	2.410
–	**–**	**2.410**	**(12.173)**	**–**	**(19.964)**	**(1.259)**	**(21.223)**
–	–	–	–	134.271	134.271	752	135.023
–	**–**	**–**	**–**	**134.271**	**134.271**	**752**	**135.023**
–	–	–	–	(74.529)	(74.529)	–	(74.529)
–	–	–	41.918	(41.918)	–	–	–
1.808	–	–	–	–	5.817	–	5.817
–	–	–	–	–	9.261	–	9.261
–	2.373	–	–	–	2.373	–	2.373
3.914	**6.796**	**2.382**	**458.482**	**134.271**	**734.875**	**8.080**	**742.955**

Bulgari S.p.A. e Controllate

Note esplicative ed integrative

Principali principi contabili e criteri di valutazione

La Bulgari S.p.A. (di seguito la "Capogruppo") è una società con sede in Italia e domiciliata a Roma in Via Lungotevere Marzio, 11. Il bilancio consolidato al 31 dicembre 2006 della Società include il bilancio della Capogruppo e delle sue controllate e joint ventures (insieme denominate il "Gruppo"). Per il consolidamento sono stati utilizzati i bilanci predisposti dagli Amministratori delle singole società per l'approvazione, quando prevista, da parte delle rispettive Assemblee.
Il presente bilancio consolidato è stato autorizzato alla pubblicazione dagli amministratori il 22 marzo 2007.

(a) Dichiarazione di conformità

Il Gruppo Bulgari ha redatto il bilancio consolidato in conformità ai principi contabili internazionali (International Accounting Standards (IAS) o International Financial Reporting Standards (IFRS) ed alle relative interpretazioni dell'International Financial Reporting Interpretations Committee (IFRIC) e dello Standing Interpretations Commitee (SIC) omologati dalla Commissione Europea (di seguito, complessivamente, anche "IFRS"). A seguito dell'entrata in vigore del regolamento comunitario n. 1606 del luglio 2002 il Gruppo Bulgari ha adottato gli IFRS a partire dal 1° gennaio 2005. L'informativa richiesta dall'IFRS 1 "Prima adozione degli IFRS" relativa agli effetti conseguenti alla transizione agli IFRS era stata riportata nell'apposita Appendice al bilancio Consolidato al 31 dicembre 2005, cui si rinvia.

(b) Base di presentazione

Il bilancio consolidato è costituito dallo Stato Patrimoniale, dal Conto economico, dal Rendiconto finanziario, dal Prospetto delle variazioni del patrimonio netto e dalle presenti Note esplicative ed integrative. Si precisa che lo Stato Patrimoniale è presentato con separata indicazione delle attività e passività correnti e non correnti. Il Conto Economico riflette una ripartizione dei costi secondo la loro destinazione in quanto conforme alle modalità di reporting interno e di gestione del business. I componenti di reddito (positivi e/o negativi) derivanti da eventi o fatti il cui accadimento risulta non ricorrente sono presentati nel conto economico, ove esistenti, utilizzando specifiche sottovoci. Il Rendiconto Finanziario è presentato utilizzando il metodo indiretto.
Il bilancio consolidato è presentato in euro e tutti i valori sono espressi in migliaia di euro tranne quando diversamente indicato.
I bilanci delle società incluse nell'area di consolidamento sono tutti predisposti alla stessa data di riferimento del bilancio consolidato e sono rettificati, laddove necessario, per uniformarli ai principi contabili adottati dalla Capogruppo.
Il bilancio è redatto sulla base del principio del costo, modificato come richiesto per la validazione di alcuni strumenti finanziari.
Si precisa, infine, che con riferimento alla Delibera Consob n. 15519 del 27 luglio 2006 in merito agli schemi di bilancio, sono state inserite colonne aggiuntive negli schemi di Stato Patrimoniale e Conto Economico con evidenza dei rapporti con parti correlate. Non si è ritenuto di dover fornire lo stesso dettaglio per il Rendiconto Finanziario considerata la scarsa significatività del dato.
È presentato, inoltre, il bilancio al 31 dicembre 2006 della Capogruppo Bulgari S.p.A., predisposto secondo i principi contabili internazionali.

(c) Criteri di consolidamento

(i) Imprese controllate
Per imprese controllate si intendono le imprese nelle quali la Capogruppo ha il potere di determinare, direttamente o indirettamente, le politiche finanziarie ed operative al fine di ottenere i benefici derivanti dalle sue attività. Nel valutare l'esistenza del controllo, si prendono in considerazione anche i diritti di voto potenziali effettivamente esercitabili o convertibili. I bilanci delle imprese controllate sono inclusi nel bilancio consolidato a partire dalla

data in cui si assume il controllo e fino al momento in cui tale controllo è trasferito al di fuori del Gruppo. Le quote del patrimonio netto e del risultato attribuibili ai soci di minoranza, sono indicate separatamente sia nello stato patrimoniale che nel conto economico consolidati.

(ii) Joint Ventures
Per *Joint Ventures* si intendono le imprese nelle quali il Gruppo esercita un controllo congiunto, stabilito da accordi contrattuali con altre entità. Nel valutare l'esistenza del controllo, si prendono in considerazione anche i diritti di voto potenziali effettivamente esercitabili o convertibili. I bilanci delle società in *Joint Venture* sono consolidati con il metodo proporzionale. Il bilancio consolidato include, pertanto, linea per linea, le attività, le passività, i ricavi ed i costi di tali società in misura proporzionale alla quota di pertinenza del Gruppo, a partire dalla data in cui si assume il controllo congiunto e fino alla data in cui esso è trasferito al di fuori del Gruppo.

(iii) Operazioni infragruppo
Tutti i saldi e le transazioni infragruppo, inclusi eventuali utili non realizzati verso terzi, derivanti da rapporti intrattenuti tra società del Gruppo, sono eliminati integralmente. Le eventuali perdite non realizzate verso terzi sono eliminate per la quota di pertinenza del Gruppo tranne nel caso in cui rappresentino perdite di valore. Gli utili e le perdite non realizzati generati su operazioni con Joint Venture sono eliminati in funzione del valore della quota di partecipazione del Gruppo in quelle imprese.

(d) Divisa estera

(i) Operazioni in valuta estera
I bilanci di ciascuna società consolidata sono redatti utilizzando la valuta funzionale relativa al contesto economico in cui ciascuna società opera.
In tali bilanci, tutte le transazioni in valuta diversa dalla valuta funzionale sono rilevate al tasso di cambio in essere alla data dell'operazione. Le attività e le passività monetarie denominate in valuta diversa dalla valuta funzionale sono successivamente adeguate al tasso di cambio in essere alla data di chiusura del periodo presentato con imputazione dell'effetto a conto economico.
Le attività e passività non monetarie denominate in valuta ed iscritte al costo storico sono convertite utilizzando il tasso di cambio in vigore alla data di iniziale rilevazione dell'operazione.

(ii) Traduzione dei bilanci in valuta
I ricavi, i costi, le attività e le passività incluse nel bilancio consolidato sono espressi in euro, che rappresenta la valuta funzionale della Capogruppo Bulgari S.p.A..
Ai fini della predisposizione del bilancio consolidato, i bilanci delle società consolidate aventi valuta funzionale diversa dall'euro sono convertiti applicando alle attività e passività (inclusi l'avviamento e gli aggiustamenti effettuati in sede di consolidamento), alle voci di patrimonio netto e alle voci di conto economico rispettivamente il tasso di cambio in essere alla data di chiusura del periodo di riferimento, i cambi storici in vigore al momento della loro formazione ed i cambi medi del periodo di riferimento (che approssimano i tassi di cambio in essere alla data delle rispettive operazioni). Le relative differenze cambio sono rilevate direttamente a patrimonio netto e sono esposte separatamente in un'apposita riserva dello stesso.
Le differenze di cambio sono rilevate a conto economico solo al momento della eventuale dismissione o liquidazione della partecipazione della società a cui esse si riferiscono.

I cambi contro euro dei Paesi non aderenti alla moneta unica sono i seguenti:

	31/12/2006		31/12/2005	
Divisa	Conto Economico	Stato Patrimoniale	Conto Economico	Stato Patrimoniale
USD	1,2556	1,3170	1,2448	1,1797
YEN	146,0711	156,9300	136,8713	138,9000
CHF	1,5731	1,6069	1,5483	1,5551
GBP	0,6819	0,6715	0,6839	0,6853
SGD	1,9939	2,0202	2,0710	1,9628
HKD	9,7541	10,2409	9,6825	9,1474
AUD	1,6667	1,6691	1,6326	1,6109
MYR	4,6029	4,6490	4,7136	4,4584
DKK	7,4591	7,4560	7,4517	7,4605
TWD	40,8246	42,9314	39,9647	38,6620
KRW	1.198,0800	1.224,8100	1.274,3900	1.184,4200
CNY	10,0077	10,2793	10,2037	9,5204
THB	47,5678	46,7700	–	–
MOP	10,0474	10,5510	–	–

In sede di prima adozione degli IFRS, le differenze cumulative di conversione generate dal consolidamento di un paese al di fuori dell'area euro sono state azzerate, come consentito dall'IFRS 1. Le plusvalenze o le minusvalenze derivanti dalle successive dismissioni di tale imprese, comprenderanno solo le differenze di conversione cumulate generatesi successivamente al 1° gennaio 2004.

(e) Aggregazioni di impresa

Tutte le aggregazioni di impresa sono rilevate utilizzando il metodo dell'acquisto ("purchase method") ove il costo di acquisto è pari al fair value alla data di scambio delle attività cedute, delle passività sostenute o assunte, più i costi direttamente attribuibili all'acquisizione. Tale costo è allocato rilevando le attività, le passività e le passività potenziali identificabili dell'acquisita, ai relativi fair value. L'eventuale eccedenza positiva del costo di acquisto rispetto al fair value della quota delle attività nette acquisite di pertinenza del Gruppo è contabilizzata come avviamento. L'eventuale differenza negativa ("avviamento negativo") è invece rilevata a conto economico al momento dell'acquisizione.

In sede di prima adozione degli IFRS, il Gruppo ha scelto di non applicare l'IFRS 3 (Aggregazioni di imprese) in modo retrospettivo alle acquisizioni effettuate antecedentemente il 1° gennaio 2004. Pertanto l'avviamento derivante da acquisizioni antecedenti la data di transizione agli IFRS è stato mantenuto al valore registrato a tale titolo nell'ultimo bilancio consolidato redatto sulla base dei precedenti principi contabili (31 dicembre 2003).

(f) Immobili, impianti e macchinari

(i) Beni di proprietà
Gli immobili, impianti e macchinari sono rilevati al costo inclusivo degli oneri accessori di diretta imputazione. Essi sono iscritti nell'attivo patrimoniale solo nel caso in cui sia probabile che il loro uso genererà benefici economici futuri e il costo di tali attività sia determinabile in modo attendibile.
Il costo include:

a) il prezzo di acquisto (inclusi eventuali dazi all'importazione e tasse di acquisto non recuperabili) al netto di eventuali sconti commerciali ed abbuoni;

b) eventuali costi direttamente attribuibili per portare il bene nel luogo e nelle condizioni necessarie al funzionamento nel modo inteso dalla direzione aziendale.

I costi sostenuti successivamente all'acquisto sono rilevati come un aumento del valore contabile dell'elemento a cui si riferiscono, qualora sia probabile che i futuri benefici derivanti dal costo sostenuto per la sostituzione di una parte di un elemento di immobili, impianti e macchinari affluiranno al Gruppo e il costo dell'elemento possa essere determinato attendibilmente. Tutti gli altri costi sono rilevati nel conto economico nell'esercizio in cui sono sostenuti.

Qualora parti significative di immobili, impianti e macchinari abbiano vita utile differente, tali componenti sono contabilizzati separatamente, applicando il metodo del costo sopra indicato.

(ii) Beni in leasing finanziario
Gli immobili, impianti e macchinari posseduti mediante contratti di leasing finanziario, attraverso i quali sono sostanzialmente trasferiti sul Gruppo tutti i rischi ed i benefici legati alla proprietà, sono riconosciuti come attività del Gruppo al loro valore corrente o, se inferiore, al valore attuale dei pagamenti minimi dovuti per il leasing. La corrispondente passività verso il locatore è rappresentata in bilancio tra i debiti finanziari.
Le locazioni nelle quali il locatore mantiene sostanzialmente tutti i rischi e i benefici legati alla proprietà dei beni sono classificati come leasing operativi e rilevati linearmente a conto economico lungo la durata del contratto di leasing.

(iii) Ammortamento
Successivamente alla loro rilevazione iniziale gli immobili, impianti e macchinari, compresi quelli acquisiti in locazione finanziaria, sono iscritti al netto delle quote di ammortamento e di eventuali perdite di valore rilevate secondo le modalità indicate nel seguito. L'ammortamento, che ha inizio quando l'immobile, impianto o macchinario è disponibile all'uso e cessa quando esso è ceduto o non si prevede produca più benefici futuri, è determinato in maniera sistematica per quote costanti sulla base della stimata utilità futura delle stesse. I beni acquisiti in locazione finanziaria sono ammortizzati in base allo loro vita utile; nel caso in cui non esista la ragionevole certezza che il Gruppo ne acquisti la proprietà al termine della locazione, essi sono ammortizzati in un periodo pari al minore fra la durata del contratto di locazione e la vita utile del bene stesso.

La vita utile stimata viene riesaminata almeno con periodicità annuale.

Si riportano di seguito le principali aliquote di ammortamento:

Categoria	Vita utile (anni)
Terreni e fabbricati	33
Impianti e macchinari	3-13
Attrezzature industriali e commerciali	7-5
Mobili, macchine per ufficio e arredi	5-8
Automezzi	4
Aeromobile (motore ed avionica)	3
Aeromobile (altro)	3

Le migliorie apportate agli stabili in affitto sono iscritte al costo e vengono ammortizzate in un periodo pari al minore tra la durata residua del contratto d'affitto e la loro stimata vita utile.

(g) Attività immateriali

(i) Avviamento
L'avviamento, dopo l'iniziale iscrizione, non è ammortizzato ed è iscritto al netto di eventuali perdite di valore, determinate secondo le modalità descritte nel seguito.

L'avviamento derivante dall'acquisizione di una società, e qualsiasi rettifica al *fair value* dei valori contabili di attività e passività derivante dall'acquisizione di quella società, sono contabilizzati come attività e passività della società stessa. Conseguentemente, in caso di acquisizione di una società estera, sono espressi nella valuta funzionale della società acquisita e convertiti al cambio in essere alla data di chiusura del periodo di riferimento.

L'avviamento derivante da acquisizioni effettuate precedentemente al 1 gennaio 2004, è iscritto al valore netto contabile presente nell'ultimo bilancio consolidato redatto sulla base dei precedenti principi contabili (31 dicembre 2003).

(ii) Altre attività immateriali
Le attività immateriali, iscritte nell'attivo patrimoniale solo nel caso in cui sia probabile che l'uso dell'attività genererà benefici economici futuri e il costo della stessa sia determinabile in modo attendibile, sono rilevate al costo inclusivo degli oneri accessori di diretta imputazione.

I costi di ricerca sono addebitati a conto economico quando sostenuti. I costi di sviluppo sono capitalizzati solo se sia dimostrabile che l'attività è in grado di produrre benefici economici futuri.

I costi sostenuti successivamente all'acquisto sono rilevati come un aumento del valore contabile dell'attività a cui si riferiscono, qualora sia probabile che i futuri benefici affluiranno al Gruppo e il costo dell'attività possa essere determinato attendibilmente. Tutti gli altri costi sono rilevati nel conto economico nell'esercizio in cui sono sostenuti.

(iii) Ammortamento
Successivamente alla loro rilevazione iniziale, le attività a vita utile definita sono iscritte al netto delle quote di ammortamento e di eventuali riduzioni di valore rilevate secondo le modalità indicate nel seguito. L'ammortamento, che ha inizio quando l'immobilizzazione è disponibile per l'uso e cessa quando essa è ceduta o non si prevede produca più benefici futuri, è determinato in maniera sistematica sulla base della prevista utilità futura delle stesse, riesaminata con periodicità annuale.

Al contrario, le eventuali attività immateriali a vita utile indefinita, non sono ammortizzate ma iscritte al netto di eventuali perdite di valore determinate secondo le modalità descritte nel seguito.

Si riportano di seguito le principali aliquote di ammortamento:

Categoria	Vita utile (anni)
Costi di sviluppo	max 5
Diritti di brevetto industriale e utilizzazione opere dell'ingegno	max 5
Concessioni, marchi e licenze	max 5
Immobilizzazioni in corso	–
Spese subentro locali ed altro	durata contratto

(h) Perdite di valore

A ciascuna data di chiusura del periodo presentato, gli immobili, impianti e macchinari e le attività immateriali sono analizzati al fine di identificare indicatori di eventuali riduzioni di valore. Nel caso in cui esista un'indicazione di riduzioni di valore, viene determinato il valore recuperabile di tale immobilizzazione.
Il valore recuperabile dell'avviamento e delle altre attività immateriali con vita utile indefinita, quando presenti, è comunque stimato almeno una volta l'anno.
Il valore recuperabile è rappresentato dal maggiore tra il *fair value*, al netto dei costi di vendita, e il valore d'uso. In assenza di un accordo di vendita vincolante, il *fair value* è stimato sulla base dei valori espressi da un mercato attivo, da transazioni recenti ovvero sulla base delle migliori informazioni disponibili per riflettere l'ammontare che l'impresa potrebbe ottenere dalla vendita del bene.

Il valore d'uso è definito sulla base dell'attualizzazione dei flussi di cassa futuri attesi dall'utilizzo del bene, al lordo delle imposte, applicando un tasso di sconto ante imposte che riflette le variazioni correnti di mercato del valore temporale del denaro e dei rischi dell'attività. Per un'attività che non genera flussi finanziari ampiamente indipendenti, il valore recuperabile è determinato in relazione alla "cash generating unit" cui tale attività appartiene.

Una riduzione di valore è riconosciuta nel conto economico qualora il valore di iscrizione dell'attività, o della relativa "cash generating unit" a cui essa è allocata, è superiore al valore recuperabile. Le perdite di valore di *cash generating unit* sono imputate in primo luogo a riduzione del valore contabile dell'eventuale avviamento attribuito e, quindi, a riduzione delle altre attività, in proporzione al relativo valore contabile.

Ad eccezione dell'avviamento, le perdite di valore sono ripristinate, nei limiti del valore contabile che si sarebbe determinato qualora la perdita di valore non fosse stata mai registrata, nel caso in cui la perdita di valore non esista più o quando vi sia stato un cambiamento nelle stime utilizzate per determinare il valore recuperabile.

(i) Strumenti Finanziari

(i) Partecipazioni in altre imprese
Le partecipazioni in altre imprese sono tutte classificate come "disponibili alla vendita" e valutate al fair value con imputazione di eventuali utili o perdite direttamente a patrimonio netto. Al momento della loro cessione, tali utili e perdite cumulati sono rilasciati a conto economico. Qualora il fair value non risultasse attendibilmente determinabile, esse sono iscritte al costo rettificato per perdite di valore, il cui effetto è riconosciuto a conto economico, determinato sulla base del valore attuale dei flussi finanziari attesi e attualizzati al tasso di rendimento corrente di mercato per un'attività finanziaria similare.
Le perdite eccedenti il valore di carico delle partecipazioni sono rilevate nel passivo patrimoniale nella voce "fondi per rischi e oneri - altri", nella misura in cui la partecipante è impegnata ad adempiere ad obbligazioni legali o implicite nei confronti dell'impresa partecipata o comunque a coprire le sue perdite.

(ii) Altre attività finanziarie
Le attività finanziarie per cui esiste l'intenzione e la capacità di essere mantenute fino alla scadenza sono iscritte al costo (rappresentato dal fair value del corrispettivo iniziale dato in cambio) incrementato dei costi di transazione (es. commissioni, consulenze, etc.). Successivamente alla rilevazione iniziale, tali attività finanziarie sono valutate con il criterio del costo ammortizzato, utilizzando il metodo del tasso d'interesse effettivo originale.

I crediti commerciali sono iscritti al costo ammortizzato, al netto di eventuali perdite di valore. Le perdite di valore sono determinate sulla base del valore attuale dei flussi di cassa futuri attesi, attualizzati sulla base del tasso di interesse effettivo originale.
I crediti commerciali la cui scadenza rientra nei normali termini commerciali, non sono attualizzati.

Le disponibilità liquide comprendono i valori numerari che possiedono i requisiti della disponibilità a vista o a brevissimo termine, del buon esito e dell'assenza di spese per la riscossione.

(iii) Altre passività finanziarie
Le altre passività finanziarie, inclusi i debiti commerciali, sono iscritti al costo ammortizzato, utilizzando il metodo del tasso d'interesse effettivo originale.

(iv) Azioni Proprie
Le azioni proprie sono iscritte al costo, a riduzione del patrimonio netto. Gli utili e le perdite derivanti da eventuali vendite successive sono rilevati come movimenti di patrimonio netto.

(l) Rimanenze

Le rimanenze di magazzino sono iscritte al minore tra il costo di acquisto o di produzione e il valore netto di presumibile realizzo, al netto dei costi stimati di completamento e dei costi necessari per realizzare la vendita.
La configurazione di costo adottata è la seguente:

a) le giacenze di prodotti finiti, costituite da pezzi unici, sono valutate in base alla specifica identificazione del costo;
b) tutte le altre giacenze, raggruppate in categorie omogenee, sono valutate secondo il metodo del costo medio ponderato;
b) i prodotti in corso di lavorazione sono valutati in base al costo di produzione, che include il consumo delle materie prime, la manodopera diretta ed i costi indiretti di produzione, in base allo stadio di lavorazione alla data di bilancio.

Al fine di determinare il valore netto di presumibile realizzo, il valore di eventuali merci obsolete o di lento rigiro viene svalutato in relazione alla previsione di utilizzo/realizzo netto futuro, mediante l'iscrizione di un apposito fondo rettificativo a riduzione del valore delle rimanenze stesse.

(m) Fondi per rischi ed oneri

Gli stanziamenti ai fondi rischi ed oneri sono rilevati quando si è in presenza di un'obbligazione attuale (legale o implicita) che deriva da un evento passato e qualora sia probabile un esborso di risorse per soddisfare l'obbligazione, e riflettono una stima realistica dell'onere da sostenere, sulla base degli elementi disponibili.

Quando l'effetto finanziario del tempo è significativo e le date di pagamento delle obbligazioni sono attendibilmente stimabili, gli accantonamenti sono determinati attualizzando i flussi finanziari futuri attesi ad un tasso di sconto al lordo delle imposte che riflette la valutazione corrente del mercato del costo del denaro in relazione al tempo e, se applicabile, il rischio specifico applicabile all'obbligazione.
Le variazioni di stima sono riflesse nel conto economico del periodo in cui la variazione è avvenuta.

(n) Benefici per i dipendenti

I benefici a breve termine per i dipendenti, quali salari, stipendi e contributi per oneri sociali, assenze retribuite e ferie annuali dovuti entro i 12 mesi dalla chiusura dell'esercizio e tutti gli altri benefici in natura sono rilevati nel periodo in cui il servizio è reso dal dipendente.
I benefici garantiti ai dipendenti, erogati in coincidenza o successivamente alla cessazione del rapporto di lavoro attraverso programmi a benefici definiti, sono riconosciuti nel periodo di maturazione del diritto.
La passività relativa ai programmi a benefici definiti, al netto delle eventuali attività al servizio del piano, è determinata sulla base di ipotesi attuariali ed è rilevata per competenza coerentemente alle prestazioni di lavoro necessarie per l'ottenimento dei benefici; la valutazione della passività è effettuata da attuari indipendenti.

Gli utili e le perdite attuariali derivanti da variazioni delle ipotesi attuariali utilizzate o da modifiche delle condizioni del piano sono rilevati a conto economico se e nei limiti in cui il loro valore netto non rilevato al termine dell'esercizio precedente eccede il maggior valore tra il 10% della passività relativa al programma e il 10% del fair value delle attività al suo servizio (c.d. metodo del corridoio).
In sede di prima adozione degli IFRS, il Gruppo ha deciso di iscrivere tutti gli utili e le perdite attuariali cumulati esistenti al 1° gennaio 2004, pur avendo scelto di utilizzare il "metodo del corridoio" per gli utili e le perdite attuariali successive.

(p) Ricavi e costi

I ricavi delle vendite e delle prestazioni di servizi sono rilevati nella misura in cui è probabile che i relativi benefici economici saranno fruiti dal Gruppo ed è possibile determinarne in modo attendibile il fair value del corrispettivo ricevuto. I ricavi sono rappresentati al netto di sconti, resi ed abbuoni di natura commerciale.

In particolare, i ricavi della vendita di beni e dalla prestazione di servizi sono rilevati quando i rischi significativi ed i benefici connessi alla proprietà dei beni sono trasferiti all'acquirente e quando i servizi sono resi.

Gli oneri ed i proventi finanziari sono rilevati per competenza sulla base degli interessi maturati sul valore netto delle relative attività e passività finanziarie utilizzando il tasso di interesse effettivo.

I dividendi sono rilevati quando è stabilito il diritto degli azionisti a ricevere il pagamento, ossia all'atto della delibera da parte dell'Assemblea dei Soci.

Il costo del venduto comprende il costo di produzione o di acquisto dei prodotti e delle merci che sono state vendute. In particolare, esso include tutti i costi di materiali, di lavorazione e le spese generali direttamente associati alla produzione, nonché gli ammortamenti di impianti, macchinari e attività immateriali impiegati nella produzione e le svalutazioni delle rimanenze di magazzino.

(q) Imposte

Le imposte correnti sul reddito sono determinate sulla base di una realistica previsione dell'onere di imposta di periodo di ciascuna società inclusa nell'area di consolidamento, in conformità alle aliquote e alle disposizioni vigenti, o sostanzialmente in vigore, alla data di chiusura del periodo di ciascun Paese.

Il debito previsto è rilevato nello Stato Patrimoniale alla voce "Debiti per imposte correnti", al netto di eventuali acconti versati, ovvero nella voce "Crediti per imposte correnti", qualora il saldo risulti positivo.

Le imposte differite e le imposte anticipate sono calcolate sulla base delle differenze temporanee tra i valori delle attività e delle passività iscritte nel bilancio consolidato e i corrispondenti valori riconosciuti ai fini fiscali, considerando le aliquote fiscali che si prevede, sulla base di norme in vigore o sostanzialmente in vigore alla data di bilancio, saranno applicabili nel periodo in cui tali differenze si annulleranno.
Le attività derivanti da imposte anticipate sono rilevate nella misura in cui è probabile che sia disponibile un reddito imponibile futuro a fronte del quale possano essere recuperate: tale ricuperabilità viene riesaminata ad ogni chiusura di periodo.
Sono inoltre stanziate imposte differite passive su utili non distribuiti alla fine del periodo nel caso in cui, all'atto della distribuzione, tali utili saranno soggetti a tassazione.
Gli accantonamenti per imposte che potrebbero generarsi dal trasferimento di utili non distribuiti delle società controllate sono effettuati solo dove ci sia la reale intenzione di trasferire tali utili nel prevedibile futuro.
Le altre imposte non correlate al reddito sono incluse negli oneri operativi.

Le attività e le passività fiscali, correnti e differite, sono compensate quando le imposte sono applicate dalla medesima autorità fiscale e quando vi è un diritto legale di compensazione.

(r) Operazioni di pagamento basate su azioni

Il Gruppo riserva piani di "stock option" a particolari categorie di dipendenti ed all'Amministratore Delegato come remunerazione delle prestazioni rese.
Il costo di tali prestazioni è valutato con riferimento al *fair value* delle opzioni alla data di assegnazione.
Tale costo è riconosciuto a conto economico lungo il periodo tra la data di assegnazione e la data di maturazione dell'opzione ("*vesting period*"), tenendo conto della migliore previsione disponibile del numero di opzioni che verranno esercitate.

(s) Uso di stime

La redazione del bilancio e richiede l'effettuazione da parte degli amministratori e della direzione aziendale di stime ed assunzioni che hanno effetto sui valori delle attività e delle passività della situazione contabile consolidata e sull'informativa relativa ad attività e passività potenziali alla data di riferimento. Le stime e le relative ipotesi si basano sulle esperienze pregresse e su altri fattori considerati ragionevoli nella fattispecie e sono state adottate per stimare il valore contabile delle attività e delle passività che non è facilmente desumibile da altre fonti. Le stime e le assunzioni sono riviste periodicamente e l'effetto di ogni variazione ad esse apportate è riflesso a conto economico del periodo in cui avviene la revisione della stima se la revisione stessa ha effetti solo nel periodo, oppure nei periodi successivi se la revisione ha effetti sia sull'esercizio corrente, sia su quelli futuri. I risultati che si consuntiveranno potrebbero differire da tali stime, a causa dell'incertezza che caratterizza le ipotesi e le condizioni sulle quali le stime sono basate.
In particolare, le stime sono utilizzate per la rilevazione degli accantonamenti per rischi obsolescenza magazzino e per rischi su crediti, per la valutazione dell'eventuale perdita di valore di attività materiali ed immateriali, per gli ammortamenti, per la valutazione dei benefici garantiti ai dipendenti e per i piani di stock option, per la rilevazione delle imposte e per la valutazione dei fondi rischi ed oneri e di altre passività potenziali, nonché per la valutazione di strumenti derivati.

(t) Utile per azione

L'utile per azione è calcolato sulla base del numero medio ponderato delle azioni in circolazione nel periodo, con esclusione delle azioni proprie possedute dal Gruppo.

L'utile per azione diluito è calcolato sulla base del numero medio ponderato delle azioni in circolazione nel periodo, escluse le azioni proprie, incrementato dal numero medio ponderato di azioni che risulterebbero dall'esercizio di tutte le stock option esistenti, rapportato al differenziale tra prezzo medio di mercato nel periodo e prezzo medio ponderato di esercizio.

(u) Gestione dei rischi

(i) Rischio di credito
Il Gruppo non presenta significativi rischi di credito in funzione della natura dell'attività svolta in relazione alla quale taluni rischi sono limitati al settore delle vendite a distributori. I crediti commerciali sono rilevati in bilancio al netto della svalutazione calcolata sulla base del rischio di inadempienza della controparte, determinata considerando le informazioni disponibili sulla solvibilità del cliente e considerando i dati storici.

(ii) Rischio di liquidità
Il Gruppo non è sottoposto a significativi rischi di liquidità. I flussi di cassa, le necessità di finanziamento e la

liquidità delle società del Gruppo sono monitorati o gestiti centralmente sotto il controllo della Tesoreria di Gruppo, con l'obiettivo di garantire un'efficace ed efficiente gestione delle risorse finanziarie.

(iii) Rischio di cambio e di tasso di interesse
Nell'esercizio della propria attività il Gruppo è esposto ad alcuni rischi di mercato, ed in particolare al rischio di oscillazione dei tassi di interesse, dei cambi e dei prezzi dell'oro.
Per minimizzare tali rischi vengono stipulati contratti derivati a copertura sia di specifiche operazioni, sia di esposizioni complessive, avvalendosi degli strumenti offerti dal mercato.
In particolare, al fine di ridurre il rischio della variazione di valore delle attività, delle passività e dei flussi di cassa attesi in valuta estera generati da operazioni future attese vengono utilizzati principalmente contratti "forward" e contratti "options". Gli stessi strumenti sono utilizzati per ridurre il rischio della variazione del prezzo dell'oro.
Per minimizzare il rischio legato alla variazione dei tassi di interesse possono essere utilizzati "interest rate swap" e contratti "options".
Per la gestione della finanza e della tesoreria il Gruppo non pone in essere operazioni speculative e adotta specifiche procedure che prevedono il rispetto di criteri di prudenza.

Gli strumenti derivati di copertura, coerentemente con quanto stabilito dallo IAS 39, sono contabilizzati secondo le modalità stabilite per l'hedge accounting solo quando:

a) all'inizio della copertura esiste la designazione formale e la documentazione della relazione di copertura;
b) la copertura è altamente efficace;
c) l'efficacia può essere attendibilmente dimostrata.

Qualora uno strumento sia designato a copertura dell'esposizione alle variazioni di fair value degli strumenti oggetto di copertura (es. copertura della variabilità del fair value di finanziamenti a tasso variabile e di crediti e debiti in valuta), esso viene rilevato al fair value con imputazione degli effetti a conto economico; coerentemente gli strumenti oggetto di copertura sono adeguati per riflettere le variazioni del fair value associate al rischio coperto.

Quando uno strumento finanziario è designato a copertura dell'esposizione alla variabilità dei flussi di cassa delle operazioni oggetto di copertura (cash flow hedge; es. copertura della variabilità dei flussi di cassa di operazioni future attese per effetto delle oscillazioni dei tassi di cambio), gli utili e le perdite derivanti dalle variazioni di fair value dello strumento di copertura, sono contabilizzate direttamente a patrimonio netto per la parte efficace (l'eventuale parte inefficace è invece contabilizzata immediatamente a conto economico nella voce utili/perdite su cambi).
Gli importi, rilevati a patrimonio netto sono poi riflessi nel conto economico del periodo in cui i contratti e le transazioni previste manifestano i loro effetti a conto economico.

Le variazioni del fair value dei derivati che non soddisfano le condizioni per essere qualificati come di copertura sono rilevate a conto economico.

I derivati sono stati contabilizzati con data di negoziazione.

1. Acquisizioni/costituzione nuove società

In data 6 gennaio 2006 è stata costituita la società Bulgari Commercial (Shanghai) Ltd. società di diritto cinese, partecipata interamente dalla Bulgari S.p.A., con sede legale a Pechino e un capitale sottoscritto e versato di USD 5.000.000.
La società gestisce le attività di vendita e di distribuzione del Gruppo in Cina, cogliendo le interessanti opportunità offerte da questo mercato.

In data 12 maggio 2006 la Bulgari S.p.A. ha acquistato il 50% di Opera SGR S.p.A., società con sede legale a Milano e capitale sociale sottoscritto e versato di euro 1.100.000. La partecipazione è stata consolidata con il metodo proporzionale. Il prezzo pagato è stato di euro 550.000, liquidato attraverso cassa, a fronte di un patrimonio netto di competenza a valori correnti di pari importo, corrispondente ad un totale attivo di 1.017 mila euro e un totale passivo di 467 mila euro. La società ha contribuito al risultato di gruppo con un ricavo netto di 47 mila euro.
La società svolge attività di gestione collettiva del risparmio attraverso la promozione, l'istituzione e l'organizzazione di fondi comuni di investimento chiusi, nonché attività di consulenza a soggetti terzi operanti nel settore del private equity in relazione ad investimenti dagli stessi effettuati in Italia.

In data 8 giugno 2006 è stata costituita la società Bulgari Holdings (Thailand) Ltd.. La società, con sede legale a Bangkok e capitale sociale sottoscritto e versato di Bath 100.000, è partecipata dalla Bulgari International Corporation (BIC) N.V. al 49%. Si precisa che in virtù del possesso del 100% delle azioni ordinarie con diritto di voto e della quasi totalità dei diritti nella distribuzione dei dividendi è stata consolidata integralmente e senza il riconoscimento di risultato di terzi.
La società è la holding della partecipazione azionaria nella Bulgari (Thailand) Ltd., descritta di seguito.

Sempre in data 8 giugno 2006 è stata costituita la società Bulgari (Thailand) Ltd.. La società, con sede legale a Bangkok e capitale sociale sottoscritto e versato di Bath 4.000.000, è partecipata dalla Bulgari International Corporation (BIC) N.V. al 99,5% (di cui 35% direttamente e 64,5% indirettamente attraverso la Bulgari Holdings (Thailand) Ltd).
Attualmente la società gestisce un negozio monomarca Bulgari.

In data 15 luglio 2006 è stata costituita la società Bulgari (Austria) GmbH. La società, con sede legale a Vienna e con un capitale autorizzato di euro 35.000, sottoscritto e versato per euro 17.500, è partecipata interamente dalla Bulgari International Corporation (BIC) N.V..
La società attualmente gestisce un negozio monomarca Bulgari a Vienna.

In data 7 dicembre 2006 è stata costituita la società Bulgari Holding Europe B.V., con sede legale ad Amsterdam e con un capitale sottoscritto e versato per 18.000 euro è partecipata interamente da Bulgari S.p.A..
La società è una sub-holding per la gestione di partecipazioni internazionali e per operazioni finanziarie, in particolare la sua attività si concentra nelle partecipazioni in società del Gruppo appartenenti alla Comunità Europea, ad esclusione di quelle italiane, direttamente detenute dalla Capogruppo.
Bulgari Holding Europe B.V. ha acquisito tali partecipazioni dalla Bulgari International Corporation (BIC) N.V. ed il prezzo di trasferimento è stato pari al fair value determinato dalla perizia di una società terza.

In data 20 dicembre 2006 è stata costituita la società Bulgari Hotels and Resorts Japan Ltd., con sede legale a Tokyo e con un capitale versato e sottoscritto di 37.500.000 yen, è partecipata interamente da Bulgari International Corporation (BIC) N.V.
La società gestirà ristoranti esclusivi a marchio Bulgari in Giappone a partire dalla fine del 2007.

2. Ricavi

(in migliaia di euro)

	2006	2005
Vendite nette	992.382	904.998
Royalties	12.336	8.585
Altri ricavi	5.709	4.961
	1.010.427	918.544

Relativamente alla composizione dei ricavi per tipologia di prodotto e per area geografica si rimanda alla nota 24 "Informativa di settore", nonché alla Relazione degli Amministratori sull'andamento della gestione del Gruppo.

3. Costo del venduto

Il costo del venduto, pari a 361.285 mila euro al 31 dicembre 2006 (321.615 mila euro al 31 dicembre 2005), comprende il costo di produzione o di acquisto dei prodotti e delle merci che sono state vendute. In particolare, esso include tutti i costi di materiali, di lavorazione e le spese generali direttamente associati alla produzione, nonché gli ammortamenti di impianti, macchinari e attività immateriali impiegati nella produzione e le svalutazioni delle rimanenze di magazzino.

4. Spese operative nette

(in migliaia di euro)

	Nota	2006	2005
Costi per il personale	21	157.426	145.942
Spese variabili di vendita		43.775	36.606
Altre spese generali, commerciali ed amministrative		179.104	155.313
Spese di pubblicità e promozione		112.910	116.267
		493.215	454.128

I costi per il personale sono relativi sia alla funzione commerciale sia amministrativa.

(in migliaia di euro)

Spese variabili di vendita	Nota	2006	2005
Commissioni su carte di credito		4.674	4.439
Commissioni di mediazione		6.180	5.911
Spese di trasporto		13.190	10.612
Provvigioni a venditori	21	7.252	5.820
Altro		12.479	9.824
		43.775	36.606

L'incremento relativo alle spese di trasporto è legato alla crescita dell'attività del Gruppo, in particolare nei mercati americano e giapponese, più distanti rispetto ai siti produttivi del Gruppo.

La voce "altro", pari a 12.479 mila euro, si riferisce essenzialmente a Bulgari Parfums S.A. per 3.587 mila euro (2.978 mila euro nell'esercizio 2005), Bulgari Parfums Italia S.p.A. per 1.381 mila euro (1.119 mila euro nell'e-

sercizio 2005) e Bulgari Global Operations S.A. per 1.125 mila euro (122 mila euro nell'esercizio 2005), principalmente dovuti a costi di magazzinaggio dei prodotti; a Bulgari Corporation of America Inc. per 2.890 mila euro (2.926 mila euro nell'esercizio 2005) per la gran parte dovuti a commissioni relative alla gestione logistica di profumi Bulgari affidata, per il Nord America, ad un partner esterno; a Bulgari Italia S.p.A. per 1.862 mila euro (1.395 mila euro nell'esercizio 2005) essenzialmente riferiti a costi per i locali dei negozi BVLGARI presso i duty free.

(in migliaia di euro)

Altre spese generali, commerciali ed amministrative	2006	2005
Canoni di affitto	55.837	44.246
Oneri diversi di gestione	34.977	37.844
Altre spese generali nette	88.290	73.223
	179.104	155.313

L'incremento dei canoni di affitto è essenzialmente dovuto ai nuovi locali utilizzati per lo svolgimento dell'attività; gli incrementi principali si riferiscono ai nuovi negozi di Berlino, Londra, Parigi, Milano e Washington.
Gli "oneri diversi di gestione" si riferiscono essenzialmente a spese generali per 14.739 mila euro (16.019 mila euro nell'esercizio 2005), per 793 mila euro (1.131 mila euro nell'esercizio 2005) ad accantonamenti a fondo rischi, in gran parte dovuti a rischi su crediti e contenziosi legali, per 5.236 mila euro ad utenze (4.773 mila euro nell'esercizio 2005), per 3.860 mila euro (4.336 mila euro nell'esercizio 2005) a canoni di noleggio principalmente per autovetture aziendali e macchine d'ufficio, per 4.761 a spese di manutenzione (4.256 mila euro nell'esercizio 2005).
Le "altre spese generali nette" includono, essenzialmente, spese di viaggio e trasferta per 14.060 mila euro (13.123 mila euro nell'esercizio 2005), costi per consulenze per 12.192 mila euro (13.171 mila euro nell'esercizio 2005), imposte e tasse non sul reddito per 4.381 mila euro (4.079 mila euro nell'esercizio 2005), incluso le imposte indeducibili, relative ad esercizi precedenti, pagate all'estero in via definitiva non recuperabili dalla Bulgari S.p.A. per 1.221 mila euro, emolumenti agli organi sociali per 5.629 mila euro (4.691 mila euro nell'esercizio 2005), spese di assicurazione per 3.350 mila euro (3.405 mila euro nell'esercizio 2005). La voce inoltre include ammortamenti per 38.343 mila euro (34.708 mila euro nell'esercizio 2005) principalmente relativi a migliorie su stabili in affitto, a spese per subentro locali in affitto, hardware e software.

5. Proventi (oneri) finanziari

Interessi attivi – 2.682 mila euro

(in migliaia di euro)

	2006	2005
Interessi attivi bancari	714	380
Interessi attivi da Pubblica Amministrazione	175	341
Premi attivi su operazioni di copertura	1.572	608
Altri	221	322
	2.682	1.651

Interessi passivi – (10.690) mila euro

(in migliaia di euro)

	2006	2005
Interessi passivi bancari	163	160
Interessi passivi per finanziamenti	4.270	3.072
Premi passivi su operazioni di copertura	6.221	3.936
Altri	36	29
	10.690	7.197

Altri proventi (oneri) finanziari – (1.820) mila euro

(in migliaia di euro)

	Nota	2006	2005
Sconti e abbuoni attivi finanziari		543	801
Sconti e abbuoni passivi finanziari		(892)	(970)
Commissioni e spese bancarie		(818)	(680)
Oneri attuariali su TFR	**21**	(449)	(420)
Altri		(204)	(137)
		(1.820)	(1.406)

Utili (perdite) su cambi – 8.352 mila euro

(in migliaia di euro)

	2006	2005
Differenza positiva di cambio	76.059	40.703
Differenza negativa di cambio	(67.707)	(43.154)
	8.352	(2.451)

6. Imposte

(in migliaia di euro)

	Nota	2006	2005
Imposte correnti		18.632	13.911
Imposte anni precedenti		488	399
Imposte differite	**12**	231	1.145
		19.351	15.455

Il tax rate medio del Gruppo nel 2006 risulta pari al 12,5 %. L'incremento delle imposte correnti è imputabile essenzialmente alle modifiche normative relative alla tassazione dei dividendi apportate dal Dl. 223/06, così come modificato dalla legge di conversione 248/06.

La riconciliazione tra l'onere fiscale iscritto in bilancio consolidato e l'onere fiscale teorico, determinato sulla base delle aliquote fiscali teoriche vigenti in Italia, è la seguente:

(in migliaia di euro)

	2006	2005
Aliquota ordinaria applicabile IRES	**33,00%**	**33,00%**
Effetto delle variazioni in aumento (diminuzione):		
– Costi indeducibili	2,72%	3,79%
– Redditi esenti ed altri oneri fiscalmente deducibili	(0,80%)	(1,67%)
– Effetto perdite fiscali pregresse	(0,12%)	(0,82%)
– Adeguamento fondo imposte differite su differenze temporali pregresse	(0,03%)	-
– Effetto differenti aliquote società estere	(24,46%)	(24,73%)
Aliquota effettiva IRES	**10,30%**	**9,57%**
– Effetto IRAP *(imposta corrente e differita)*	2,23%	2,02%
Totale aliquota fiscale effettiva	**12,54%**	**11,59%**

7. Immobili, impianti e macchinari – 113.472 mila euro

Il dettaglio degli immobili, impianti e macchinari ed i relativi movimenti sono così costituiti:

(in migliaia di euro)

	Terreni e fabbricati	Impianti e macchinari	Attrezzature industriali e commerciali	Mobili, macchine per ufficio e arredi	Automez.	Aereomobile	Migliorie su stabili in affitto	Imm.ni in corso e acconti	Totale
Esercizio 2004									
Costo storico	11.642	16.127	14.288	65.095	396	5.828	111.140	947	225.463
Fondo ammortamento	(3.735)	(11.719)	(9.784)	(46.834)	(367)	(1.740)	(65.730)	–	(139.909)
Consistenza al 31/12/2004	**7.907**	**4.408**	**4.504**	**18.261**	**29**	**4.088**	**45.410**	**947**	**85.554**
Variazioni esercizio 2005									
Oscillazione cambi	222	(4)	(12)	439	2	(12)	1.982	–	2.617
Variaz. area di consolidamento	2.504	531	47	115	16	–	39	–	3.252
Riclassifiche	927	752	60	4.017	–	–	(4.967)	(838)	(49)
Acquisizioni	2.779	2.796	1.877	13.105	19	–	12.885	1.591	35.052
Alienazioni	(17)	(21)	(3)	(129)	(7)	–	(54)	(15)	(246)
Ammortamenti	(833)	(2.090)	(1.639)	(11.197)	(30)	(160)	(11.694)	–	(27.643)
Svalutazioni	–	(12)	–	(167)	–	–	(292)	–	(471)
Totale variazioni 2005	**5.582**	**1.952**	**330**	**6.183**	**–**	**(172)**	**(2.101)**	**738**	**12.512**
Esercizio 2005									
Costo storico	19.192	21.921	16.185	85.425	373	5.810	115.360	1.685	265.951
Fondo ammortamento	(5.703)	(15.561)	(11.351)	(60.981)	(344)	(1.894)	(72.051)	–	(167.885)
Consistenza al 31/12/2005	**13.489**	**6.360**	**4.834**	**24.444**	**29**	**3.916**	**43.309**	**1.685**	**98.066**
Variazioni esercizio 2006									
Oscillazione cambi	(185)	(64)	(111)	(1.077)	(1)	2	(2.143)	33	(3.546)
Variaz.area di consolidamento	–	12	–	53	–	–	–	–	65
Riclassifiche	28	244	(5)	382	–	–	1.058	(1.747)	(40)
Acquisizioni	1.166	4.626	1.158	15.869	–	–	12.951	13.348	49.118
Alienazioni	–	(24)	(1)	(32)	–	–	(29)	–	(86)
Ammortamenti	(1.082)	(2.483)	(1.622)	(10.177)	(14)	(237)	(12.304)	–	(27.919)
Svalutazioni	(40)	–	–	(52)	–	(1.403)	(690)	(1)	(2.186)
Totale variazioni 2006	**(113)**	**2.311**	**(581)**	**4.966**	**(15)**	**(1.638)**	**(1.157)**	**11.633**	**15.406**
Esercizio 2006									
Costo storico	20.039	26.226	16.894	97.329	337	5.814	118.887	13.318	298.844
Fondo ammortamento	(6.663)	(17.555)	(12.641)	(67.919)	(323)	(3.536)	(76.735)	–	(185.372)
Consistenza al 31/12/2006	**13.376**	**8.671**	**4.253**	**29.410**	**14**	**2.278**	**42.152**	**13.318**	**113.472**

I maggiori incrementi dell'esercizio fanno riferimento al rinnovo o apertura di nuovi negozi, come riepilogato nella tabella seguente:

(in migliaia di euro)

	Mobili, macchine per ufficio e arredi	Migliorie su stabili in affitto	Totale
Bulgari Corporation of America Inc.	1.116	5.849	6.965
Bulgari Italia S.p.A.	2.149	1.785	3.934
Bulgari Japan Ltd.	1.362	576	1.938
Bulgari Austria GmbH	300	1.280	1.580
Bulgari Commercial (Shanghai) Co. Ltd.	1.565	–	1.565
Bulgari Korea Ltd.	87	984	1.071
Bulgari France S.A.S.	65	951	1.016
Bulgari (Thailand) Ltd.	566	85	651
Bulgari Asia Pacific Ltd. (Macau branch)	639	–	639
Bulgari (UK) Ltd.	22	530	552
Totale	**7.871**	**12.040**	**19.911**

Tra i nuovi negozi aperti nel corso del 2006, i principali sono Chevy Chase (U.S.), Firenze e Milano (Italia), Ginza (Giappone), Vienna (Austria) e Vendôme (Francia).

Gli investimenti in "mobili, macchine per ufficio e arredi" includono inoltre, gli acquisti di Bulgari Global Operation S.A. di vetrine da destinare alla rete di distribuzione terzi relativamente all'esposizione di prodotti BVLGARI (3.820 mila euro) in alcuni tra i principali aeroporti tra cui si menzionano quelli Bangkok (Tailandia), Cairns (Australia) e Guam (Oceania). La voce inoltre include gli investimenti di Bulgari S.p.A. in hardware (1.095 mila euro).

Ulteriori incrementi per nuovi acquisti sono principalmente relativi a investimenti in impianti e macchinari produttivi di Crova S.p.A. (1.203 mila euro), Daniel Roth et Gérald Genta Haute Horologerie S.A. (545 mila euro), e Bulgari Time (Switzerland) S.A. (465 mila euro); a investimenti in attrezzature relativi alla messa in produzione di nuove fragranze di Bulgari Parfums S.A. (714 mila euro).

L'incremento nella voce "immobilizzazioni in corso e acconti" si riferisce sostanzialmente agli investimenti sostenuti al 31 dicembre 2006 per il nuovo negozio di Fifth Avenue, a New York (per 10.572 mila euro) e per il nuovo negozio a Marbella, in Spagna (707 mila euro).

La "variazione dell'area di consolidamento" rappresenta il valore netto degli immobili, impianti e macchinari alla data di acquisizione della società Opera SGR, consolidata proporzionalmente, entrata nel perimetro di consolidamento lo scorso autunno.

La voce "svalutazioni" riguarda essenzialmente l'adeguamento del valore netto contabile dell'aereomobile al valore di realizzo desumibile dal contratto di cessione concluso in data 8 gennaio 2007. La voce include, inoltre, migliorie effettuate in esercizi precedenti su negozi per i quali, nel 2006, si è concluso anticipatamente il contratto d'affitto; si menziona, in particolare, la svalutazione del vecchio negozio a Milano (421 mila euro).

Al 31 dicembre 2006 non risultano segnalazioni da parte delle società del Gruppo in merito all'esistenza di immobilizzazioni inattive, né alla presenza di immobili, impianti e macchinari completamente ammortizzati ancora in uso di valore significativo.

Al 31 dicembre 2006 non esistono immobili, impianti e macchinari impegnati a garanzia di passività.

8. Avviamento – 41.908 mila euro

La movimentazione della voce “avviamento” al 31 dicembre 2006 è la seguente:

(in migliaia di euro)

Saldo al 31/12/2005	**42.612**
Variazioni	
Oscillazione cambi	(1.834)
Incrementi	1.130
Totale variazioni	**(704)**
Saldo al 31/12/2006	**41.908**

Il decremento da oscillazione cambi si riferisce all'adeguamento al cambio di fine periodo dell'avviamento generato da acquisizioni di società aventi valute funzionali diverse dall'euro.
L'incremento si riferisce per 1.084 mila euro alla rettifica di valore dell'avviamento relativo all'acquisizione di Crova S.p.A.. Il contratto originario, infatti, prevedeva la possibilità di una rivisitazione del prezzo subordinata al verificarsi di alcuni eventi non certi alla data di acquisizione. L'incremento si riferisce, inoltre, per 46 mila euro ad un avviamento già presente nel bilancio di acquisizione della società Opera SGR S.p.A..

Ai fini della valutazione del test di impairment l'avviamento è stato allocato alle rispettive unità generatrici di cassa di appartenenza. Le unità generatrici di cassa considerate per le società produttive sono le singole società oggetto di acquisizione, mentre nel caso di unità commerciali sono stati considerati i flussi previsionali attesi per queste ultime valutati, però, in ambito integrato, tenendo cioè conto anche dei margini che verranno realizzati dal processo produttivo e logistico della Divisione di appartenenza.

Il valore dell'avviamento è così allocato:

(in migliaia di euro)

Cash Generating Unit	Avviamento
Crova S.p.A.	13.540
Bulgari South Asian Operations Pte Ltd.	10.025
Daniel Roth et Gérald Genta Haute Horlogerie S.A	5.154
Bulgari Asia Pacific Ltd.	5.114
Bulgari Corporation of America Inc.(*)	4.674
Bulgari (Taiwan) Ltd.	1.083
Altre società	1.660
Divisione JWA	**41.250**
Divisione Profumo	**658**
Saldo al 31/12/2006	**41.908**

(*) Avviamento pagato da Bulgari Corporation of America Inc. per l'acquisto del negozio di Honolulu (Hawaii)

Al 31 dicembre 2006 non sono state registrate perdite di valore.

La stima del valore recuperabile dell'avviamento iscritto tra le attività è stata effettuata attraverso l'utilizzo della metodologia del Discounted Cash Flow, che prevede la stima dei futuri flussi di cassa e l'applicazione di un appropriato tasso di attualizzazione.

Il tasso di attualizzazione utilizzato è stato calcolato seguendo la metodologia del W.A.C.C. (Weighted Average Cost of Capital), ossia ponderando il tasso di redditività atteso del capitale proprio investito in un'attività economica similare e il costo del capitale a debito.
Il tasso utilizzato è stato pari a circa il 9%.

Le previsioni dei flussi di cassa utilizzate ai fini dell'impairment test si sono basate sui budget e sui business plan, in genere con un orizzonte temporale tra i tre e i cinque anni, preparati dalle direzioni delle relative Divisioni.

Per estrapolare le proiezioni dei flussi finanziari oltre il periodo previsto dai budget o dai business plan si è utilizzata la formula del valore attuale della rendita perpetua, con l'utilizzo di tassi di crescita compresi tra lo zero e il 3%, che nel mercato del lusso, in base a dati storici, rappresenta una previsione conservativa.

Un'analisi di sensitività, rispetto ai parametri utilizzati ai fini degli impairment test, evidenzia che anche a fronte di ampie variazioni di tali parametri, le conclusioni dei test sono tali che il valore recuperabile degli avviamenti sono comunque superiori ai rispettivi valori contabili.

9. Altre attività immateriali – 54.316 mila euro

La composizione ed i movimenti delle "Altre attività immateriali" sono i seguenti:

(in migliaia di euro)

	Costi di sviluppo	Diritto di brevetto industriale e utilizzaz. opere d'ingegno	Concessioni, marchi e licenze	Imm.zioni in corso	Spese subentro locali e altro	Totale
Esercizio 2004						
Costo storico	6.645	37.057	2.359	1.606	16.832	64.499
Fondo ammortamento	(5.143)	(27.867)	(1.820)	–	(2.350)	(37.180)
Consistenza al 31/12/2004	**1.502**	**9.190**	**539**	**1.606**	**14.482**	**27.319**
Variazioni esercizio 2005						
Oscillazione cambi	(7)	20	(3)	–	380	390
Variazione area di consolidamento	–	–	–	–	1	1
Riclassifiche	(1)	1.029	–	(979)	–	49
Acquisizioni	1.573	8.648	438	6.848	9.264	26.771
Ammortamenti	(1.127)	(4.293)	(237)	–	(1.035)	(6.692)
Svalutazioni	–	(89)	–	–	(29)	(118)
Altre variazioni	–	–	–	–	271	271
Totale variazioni 2005	**438**	**5.315**	**198**	**5.869**	**8.852**	**20.672**
Esercizio 2005						
Costo storico	8.168	46.247	2.779	7.475	26.524	91.193
Fondo ammortamento	(6.228)	(31.742)	(2.042)	–	(3.190)	(43.202)
Consistenza al 31/12/2005	**1.940**	**14.505**	**737**	**7.475**	**23.334**	**47.991**
Variazioni esercizio 2006						
Oscillazione cambi	(36)	(27)	(17)	–	(107)	(187)
Variazione area di consolidamento	–	1	1	–	–	2
Riclassifiche	–	2.238	–	(7.368)	5.170	40
Acquisizioni	1.712	8.726	471	3.293	666	14.868
Ammortamenti	(1.151)	(5.488)	(250)	–	(1.428)	(8.317)
Svalutazioni	–	–	–	–	–	–
Altre variazioni	(79)	(2)	–	–	–	(81)
Totale variazioni 2006	**446**	**5.448**	**205**	**(4.075)**	**4.301**	**6.325**
Esercizio 2006						
Costo storico	9.534	56.723	3.167	3.400	32.162	104.986
Fondo ammortamento	(7.148)	(36.770)	(2.225)	–	(4.527)	(50.670)
Consistenza al 31/12/2006	**2.386**	**19.953**	**942**	**3.400**	**27.635**	**54.316**

Gli incrementi dei "costi di sviluppo" riguardano principalmente nuove fragranze da immettere sul mercato, nonché test dermatologici relativi al profumo (1.055 mila euro).

Gli incrementi dei "diritti di brevetto e utilizzazione opere di ingegno" sono attribuibili prevalentemente all'acquisto di licenze di software applicativi per la gestione delle diverse attività aziendali effettuato soprattutto dalla capogruppo Bulgari S.p.A. (8.016 mila euro).

Le "immobilizzazioni in corso e acconti" includono sostanzialmente ulteriori investimenti per lo sviluppo di software applicativo relativo a procedure che, al 31 dicembre 2006, erano ancora in fase d'implementazione.

10. Partecipazione in altre imprese

La voce include il valore delle partecipazioni, classificate come disponibili per la vendita, nei fondi chiusi di investimento Opera Partecipations S.c.a. e Opera Partecipations 2 S.c.a., nei quali Bulgari International Corporation (BIC) N.V. possiede rispettivamente l'11,72% ed il 25,00% del totale delle azioni che danno diritto alla distribuzione dei dividendi. In entrambi i fondi di investimento il Gruppo detiene, inoltre, tramite le società di gestione Opera Management S.A. e Opera Sgr S.p.A., il 50% delle azioni che ne consentono la gestione.

(in migliaia di euro)

	Opera Partecipations S.c.a.	Opera Partecipations 2 S.c.a.	Totale
Saldo al 31/12/2005	16.706	2.608	**19.314**
Incrementi	495	400	**895**
Decrementi	(77)	–	**(77)**
Saldo al 31/12/2006	**17.124**	**3.008**	**20.132**

Le aspettative di rimborso delle quote detenute nei suddetti fondi, a seguito della cessione degli investimenti posseduti, confermano la congruità del valore netto di carico.

11. Altre attività finanziarie correnti e non correnti

(in migliaia di euro)

	31/12/2006	31/12/2005
Attività finanziarie correnti		
Crediti finanziari correnti	6.384	21.112
	6.384	**21.112**
Attività finanziarie non correnti		
Depositi cauzionali	16.281	9.140
Fondi assicurativi	6.190	6.377
Altre	6	7
Totale Altre immobilizzazioni finanziarie	22.477	15.524
Crediti finanziari non correnti	929	1.098
	23.406	**16.622**

I crediti finanziari correnti includono per 1.962 mila euro la quota non elisa dal processo di consolidamento, di un finanziamento concesso dalla Bulgari International Corporation (BIC) N.V., alla LB Diamonds & Jewelry Sarl società posseduta al 50% e consolidata proporzionalmente. Tale finanziamento ammonta a 2.500 mila dollari americani, con scadenza marzo 2007 e tasso variabile pari a LIBOR +1.125%.

La voce include, inoltre, il finanziamento concesso alla Cadrans Design S.A., società posseduta al 50% e consolidata proporzionalmente, da Bulgari Global Operations S.A. per 825 mila franchi svizzeri, con scadenza gennaio 2007 e tasso fisso del 2.55% e da Bulgari International Corporation (BIC) N.V. per 500 mila franchi svizzeri, con scadenza giugno 2007.
La variazione rispetto al 31 dicembre 2005, è dovuta principalmente alla più opportuna classificazione dei finanziamenti concessi da Bulgari Global Operations S.A. nelle disponibilità liquide.

Tra i depositi cauzionali l'importo maggiore, pari a 11.186 mila euro (4.724 mila euro al 31 dicembre 2005), si riferisce ad un deposito per l'affitto di locali in Tokyo dalla controllata Bulgari Japan Ltd.. L'incremento di tale voce rispetto a dicembre 2005 si riferisce a un nuovo deposito versato dalla Bulgari Japan Ltd. in seguito al contratto di affitto stipulato per un immobile in Tokyo, che verrà interamente ristrutturato per accogliere le attività del Gruppo e alcuni suoi uffici.

La voce "fondi assicurativi" include un credito iscritto dalla società Bulgari Japan Ltd., che assicura i propri dipendenti contro il rischio di morte ed infortunio. Tale credito sarà rimborsato nel caso di mancata manifestazione dell'evento assicurato, prima della cessazione del rapporto di lavoro.

I crediti finanziari non correnti includono per 275 mila euro la quota non elisa in fase di consolidamento (pari al 35%) dei finanziamenti subordinati a lungo termine rilasciati a favore della Bulgari Hotels and Resorts B.V. e per 498 mila euro i finanziamenti subordinati a lungo termine rilasciati a favore della Bulgari Hotels & Resorts Milano Srl, consolidate con il metodo proporzionale. Tali finanziamenti, la cui scadenza è prevista per aprile 2027, sono regolati al tasso trimestralmente pari all'EURIBOR +3%.
La voce include, inoltre, per 250 mila franchi svizzeri la quota non elisa in fase di consolidamento (pari al 50%) di un finanziamento a lungo termine, rilasciato a favore della Cadrans Design S.A., consolidata con il metodo proporzionale.

12. Imposte differite

Si riporta di seguito il dettaglio delle "imposte differite" con indicazione delle voci che generano le principali differenze temporanee:

(in migliaia di euro)

	Saldi al 31/12/2005	Incrementi	Decrementi	Altre variazioni	Saldi al 31/12/2006
Perdite pregresse	3.264	–	(3.264)	–	–
Eliminazione utili IC	16.264	295	(1.069)		15.490
Immobilizzazioni	2.563	614	(153)	–	3.024
Altri accantonamenti	4.536	1.060	(493)	(1.288)	3.815
Imposte differite attive	**26.627**	**1.969**	**(4.979)**	**(1.288)**	**22.329**
Ammortamenti accelerati	(3.312)	(1.959)	105	–	(5.166)
Utili non distribuiti	(13.003)	–	5.703	–	(7.300)
F.do obsol. magazzino fiscale	(5.206)	(836)	–	–	(6.042)
Disinquinamento fiscale	(576)	–	41	–	(535)
Fondi per benefici ai dipendenti	(761)	(129)	–	–	(890)
F.do svalutazione crediti fiscale	(1.592)	(52)	60	–	(1.584)
Altri accantonamenti	(826)	(490)	336	548	(432)
Imposte differite passive	**(25.276)**	**(3.466)**	**6.245**	**548**	**(21.949)**
Totale imposte differite	**1.351**	**(1.497)**	**1.266**	**(740)**	**380**

Il decremento tra le imposte differite passive è principalmente legato alla revisione della valutazione delle riserve di utili non distribuiti di alcune società del Gruppo, a seguito della quale attualmente non è più ipotizzabile la distribuzione di riserve di tali società nel prevedibile futuro.
La colonna "altre variazioni" accoglie essenzialmente l'effetto cambio derivante dalla traduzione dei bilanci con valuta funzionale diversa dall'euro.

13. Rimanenze

Le giacenze di magazzino risultano così costituite:

(in migliaia di euro)

	31/12/2006			31/12/2005
	Valore magazzino lordo	Svalutazione	Saldo netto	Saldo netto
Materie prime	55.988	–	55.988	39.341
Prodotti in corso di lavorazione e semilavorati	134.821	11.426	123.395	121.543
Prodotti finiti e Packaging	371.354	21.803	349.551	344.174
	562.163	33.229	528.934	505.058

Il valore netto delle giacenze, pari 528.934 mila euro, ha subito un incremento netto di 23.876 mila euro, pari a circa il 4,7%, rispetto al 31 dicembre 2005.
Tale incremento, risulta essere meno che proporzionale rispetto all'incremento del fatturato (+12% a cambi comparabili), con conseguente miglioramento dei giorni di rotazione (da 198 al 31 dicembre 2005 a 188 al 31 dicembre 2006).

14. Crediti commerciali

I crediti verso clienti sono così composti:

	2006				2005
	Crediti esigibili entro 12 mesi	Fondo svalutazione	Fondo resi da clienti	Saldo netto al 31/12/2006	Saldo netto al 31/12/2005
Clienti finali e distributori	169.785	3.085	1.156	165.544	155.848
Franchisee	21.558	82	–	21.476	14.929
	191.343	3.167	1.156	187.020	170.777

Nel corso dell'esercizio il fondo svalutazione crediti è stato utilizzato per circa 1.091 mila euro mentre sono stati effettuati ulteriori accantonamenti per circa 758 mila euro.
Gli accantonamenti di periodo sono inclusi nella voce "Spese generali, commerciali ed amministrative" del conto economico.

Il fondo resi da clienti accoglie gli stanziamenti per la stima dei resi futuri, derivanti da vendite a terzi e a distributori di beni che costituiscono la specifica attività della società, di competenza dell'esercizio 2006.

15. Altre attività correnti e non correnti

(in migliaia di euro)

	31/12/2006	31/12/2005
Altre attività correnti:		
Altri crediti tributari	27.060	33.910
Ratei e risconti attivi	10.499	7.546
Anticipi a fornitori	1.532	3.099
Crediti verso enti previdenziali	552	3.328
Altre	6.281	1.934
Totale altre attività correnti	45.924	49.817
Altre attività non correnti:		
Altri crediti tributari non correnti	8.753	14.014
Altre	88	3.646
Totale altre attività non correnti	8.841	17.660

Altre attività correnti

Gli "altri crediti tributari correnti", esigibili entro 12 mesi, sono composti principalmente da crediti per IVA, IRPEG e imposte sulle vendite.

La voce "ratei e risconti attivi" risulta così composta:

(in migliaia di euro)

	31/12/2006	31/12/2005
Totale ratei	45	73
Assicurazioni	906	1.282
Canoni su affitto locali	6.905	4.192
Altri risconti	2.643	1.999
Totale risconti	10.454	7.473
	10.499	7.546

In particolare, gli "altri risconti", pari a 2.643 mila euro (1.999 mila euro al 31 dicembre 2005), includono costi anticipati relativi a spese promozionali per 1.212 mila euro, a consulenze per 446 mila euro e a canoni di manutenzione per 427 mila euro.

La voce "anticipi a fornitori" pari a 1.532 mila euro (3.099 mila euro al 31 dicembre 2005), include principalmente pagamenti anticipati per spese promozionali per 427 mila euro e IVA da pagare alla dogana per merci in importazione per 428 mila euro.

L'incremento relativo alla voce "altre", pari a 6.281 mila euro (1.934 mila euro al 31 dicembre 2005), è sostanzialmente riferito ad un credito infruttifero di interessi, nettato da un fondo svalutazione crediti pari a 1.594 mila euro, concesso da Bulgari South Asian Operations Pte Ltd. per finanziare i negozi a marchio Bulgari di Pechino e Shanghai, inizialmente gestiti da terzi, riclassificato dalla voce "altre attività non correnti", in quanto esigibile entro 12 mesi.
Inoltre, la voce include crediti relativi a contributi da terzi per rinnovo e apertura di nuovi negozi per 706 mila euro e crediti assicurativi per 526 mila euro.

Altre attività non correnti

Le "altre attività non correnti" si riferiscono principalmente per 8.753 mila euro (14.014 mila euro al 31 dicembre 2005) ad altri crediti tributari esigibili oltre 12 mesi per IVA richiesta a rimborso dalla Bulgari S.p.A. (5.899 mila euro) e dalla Bulgari Gioielli S.p.A. (2.232 mila euro), inclusivi degli interessi relativi maturati.

16. Disponibilità liquide e mezzi equivalenti

Il dettaglio delle disponibilità liquide e mezzi equivalenti, tutti liberamente utilizzabili, è di seguito riportato:

(in migliaia di euro)

	31/12/2006	31/12/2005
Depositi bancari	37.502	25.882
Cassa e assegni	2.332	1.380
Conti correnti passivi	(42)	(577)
	39.792	26.685

I tassi di interesse applicati dalle banche al 31 dicembre 2006, sui depositi a breve termine e sui conti correnti bancari, dove è stata mantenuta la disponibilità liquida nelle varie valute, sono stati mediamente pari al 2,00% circa.

La voce "depositi bancari" include il finanziamento concesso da Bulgari Global Operations S.A. alla ABN-Amro Bank per un ammontare di 13.500 mila franchi svizzeri, con scadenza gennaio 2007 e tasso fisso del 1,87% e per 2.000 mila franchi svizzeri, con scadenza gennaio 2007 e tasso fisso del 1,92%.

17. Patrimonio netto

Capitale sociale

Il capitale sociale, interamente sottoscritto e versato, è pari a 20.970 mila euro.

Nel corso dell'esercizio è avvenuto un aumento di capitale a seguito dell'emissione di n 1.459.860 azioni ordinarie di nuova emissione per effetto dell'esercizio di opzioni, riferite al piano di stock option riservato ad alcuni dipendenti, con conseguente aumento del capitale sociale.
Al 31 dicembre 2006, il capitale sociale risulta, pertanto, costituito da n. 299.574.060 azioni del valore nominale di 0,07 euro ciascuna, interamente sottoscritte e versate.
Nel corso dell'esercizio è avvenuta inoltre la cessione dell'intero ammontare delle azioni proprie possedute, pari a 600.313.
Nel corso del 2006 è stato distribuito un dividendo per azione pari a 0,25 euro.

Riserva legale

La riserva legale, pari a 5.762 mila euro, non subisce variazioni essendo stato già raggiunto il limite massimo pari al quinto del capitale sociale previsto dall'art. 2430 c.c..

Riserva sovrapprezzo azioni

La riserva da sovrapprezzo delle azioni, al 31 dicembre 2006, risulta aumentata, rispetto alla chiusura del passato esercizio, per 9.163 mila euro.

L'incremento è dovuto, al sopra citato aumento del capitale sociale legato all'esercizio di opzioni su azioni al servizio del piano di stock option sopra menzionato.

Riserva di traduzione

La riserva di traduzione comprende tutte le differenze di cambio derivanti dalla correzione delle voci del Patrimonio Netto delle società controllate con valuta di conto diversa dall'euro per riportarle al valore ottenuto con il tasso di cambio storico, ossia quello in essere al momento della loro formazione, rispetto al cambio di chiusura.

Riserva di copertura dei flussi finanziari (Riserva Hedging)

La riserva di copertura dei flussi finanziari include la quota efficace della variazione netta cumulativa del fair value degli strumenti di copertura dei flussi finanziari relativi a operazioni coperte.

Altre Riserve

L'incremento della voce altre riserve è da attribuire alla plusvalenza realizzata a seguito della cessione delle azioni proprie.

Riserva Stock Option

La riserva Stock Option, accoglie la contropartita dell'onere rilevato a conto economico della valutazione al fair value delle opzioni assegnate a particolari categorie di dipendenti e all'Amministratore Delegato.

18. Utile per azione

Utile base per azione

Il calcolo dell'utile base per azione è effettuato considerando un utile attribuibile ai possessori di azioni ordinarie pari a 134.271 mila euro (116.447 al 31 dicembre 2005) e un numero medio ponderato delle azioni in circolazione nel periodo pari a 298.544 mila calcolato come segue:

(migliaia di azioni)	**31/12/2006**	**31/12/2005**
Azioni ordinarie al 1° gennaio	298.114	297.373
Azioni proprie alla fine del periodo	–	(600)
Emissione nuove azioni	1.460	741
Azioni ordinarie al 31 dicembre al netto di azioni proprie	299.574	297.514
Media ponderata azioni ordinarie	**298.544**	**297.168**

Utile diluito per azione

Il calcolo dell'utile diluito per azione è effettuato considerando un utile attribuibile ai possessori di azioni ordinarie pari a 134.271 mila euro (116.447 al 31 dicembre 2005) e un numero medio ponderato delle azioni in circolazione nel periodo pari a 303.281 mila.

(migliaia di azioni)	**31/12/2006**	**31/12/2005**
Media ponderata azioni ordinarie	298.544	297.168
Effetto diluitivo dei diritti di opzione	4.737	4.101
Media ponderata azioni ordinarie (diluita)	**302.281**	**301.269**

19. Debiti finanziari correnti e non correnti

Si riportano di seguito le informazioni circa i termini contrattuali dei prestiti e dei finanziamenti del Gruppo.

(in migliaia di euro)

	31/12/2006	31/12/2005
Debiti finanziari correnti		
Debiti finanziari verso banche	54.055	63.041
Altri debiti finanziari correnti	2.717	7.999
	56.772	71.040
Debiti finanziari non correnti		
Debiti finanziari verso banche	34.156	25.261
Altri debiti finanziari	3.031	2.513
	37.187	27.774

Il dettaglio dei "debiti finanziari correnti verso banche" per singola società è il seguente:

(in migliaia di euro)

	Saldo al 31/12/2006	Tasso di interesse
Bulgari Corporation of America Inc.	18.983	5,87%
Bulgari Japan Ltd.	12.745	0,70%
Crova S.p.A.	7.216	0,81%
Bulgari Korea Ltd.	4.572	5,40%
Bulgari (Taiwan) Ltd.	3.436	2,50%
Prestige D'Or S.A.	3.174	2,60%
Bulgari S.p.A	1.898	5,46%
Bulgari Malaysia Sdn.	1.032	5,03%
LB Diamonds & Jewelry Sarl	999	6,60%
	54.055	

Il finanziamento erogato a Bulgari Corporation of America Inc. matura interessi con tasso variabile parametrato al Libor ed è parzialmente coperto a tasso fisso.

I finanziamenti erogati a Prestige d'Or S.A., correnti e non, sono in parte relativi a un mutuo con garanzia sull'immobile per 2.550 mila franchi svizzeri.

Le linee di credito affidate al Gruppo ammontano, al 31 dicembre 2006, a circa 490 milioni di euro, mentre quelle per operazioni a termine di copertura sono pari a circa 1.100 milioni di euro che, al 31 dicembre 2006, risultano utilizzate per circa 430 milioni di euro. Precisiamo che l'ammontare nominale della linea di credito concessa a Bulgari dagli istituti di credito a fronte di operazioni in derivati è pari a circa il 15% dell'ammontare nominale del derivato eseguito.

La voce "altri debiti finanziari correnti" è composta da "debiti finanziari esigibili entro 12 mesi" per 1.907 mila euro, principalmente riferiti a LB Diamonds Jewerly Sarl, per 1.898 mila euro, concessi da LL International Holding B.V. al tasso variabile pari a LIBOR + 1,125% e da debiti per contratti di copertura dal rischio oscillazione cambi, tassi di interesse e "commodities" per 810 mila euro.

Si riporta di seguito un dettaglio dei "debiti finanziari non correnti verso banche" con separata indicazione della scadenza, del tasso di interesse e dell'importo originario in valuta:

(in migliaia di euro)

	Saldo al 31/12/2006	Scadenza	Tasso d'interesse	Valuta
Bulgari Japan Ltd.	32.817	2009-2011	1.46%	5.150.000.000 Yen
Prestige D'Or S.A.	1.339	2008-2012	2.61%	2.150.000 Chf
	34.156			

La voce "altri debiti finanziari non correnti" è composta principalmente da debiti finanziari esigibili oltre 5 anni di Bulgari Hotels and Resorts Milan S.r.l., per 1.767 mila euro, concessi da Luxury Hotels International B.V. e fruttiferi di interessi ad un tasso variabile pari al LIBOR maggiorato del 3,00%.

20. Strumenti finanziari derivati

Si riporta, di seguito, il valore nominale ed il fair value dei derivati in essere al 31 dicembre 2006 raggruppati per tipologia e con la distinzione tra attività e passività finanziarie correnti.

(in migliaia di euro)

	Valore Nominale		Fair Value		
	31/12/2006	31/12/2005	31/12/2006	31/12/2005	Delta
Cash Flow Hedge Derivatives					
– Foreign Exchange	201.257	116.219	2.939	(2.355)	5.294
– Interest Rate	7.593	8.477	175	312	(137)
Fair Value Hedge Derivatives					
– Foreign Exchange	186.333	155.845	271	(1.430)	1.701
Trading Derivatives					
– Foreign Exchange	3.153	1.532	3	(47)	50
ATTIVITÀ FINANZIARIE CORRENTI	**398.336**	**282.073**	**3.388**	**(3.520)**	**6.908**
Cash Flow Hedge Derivatives					
– Commodities	35.243	12.736	(641)	798	(1.439)
PASSIVITÀ FINANZIARIE CORRENTI	**35.243**	**12.736**	**(641)**	**798**	**(1.439)**

Copertura sui tassi d'interesse

Il Gruppo per limitare l'esposizione alla variazione dei tassi di interesse sul debito si assicura che una percentuale del debito stesso sia a tasso fisso. Tale percentuale è correlata al fabbisogno finanziario, alla sua durata media ed al mercato di riferimento (paese-divisa). Al 31 dicembre 2006 il gruppo ha in essere un Interest Rate Swap, espresso in Dollari Americani, in riferimento al quale paga un tasso fisso del 3.4%, e incassa tasso LIBOR a sei mesi variabile (maggiorato del margine pagato sul finanziamento sottostante) a parziale copertura del finanziamento erogato a Bulgari Corporation of America Inc. precedentemente commentato.

Copertura sui tassi di cambio

Il Gruppo è esposto al rischio della fluttuazione dei rapporti di cambio con la valuta funzionale. L'esposizione è principalmente verso Yen Giapponese e Dollaro Americano.

Al fine di ridurre tale rischio, l'esposizione netta in divisa generata da crediti e debiti commerciali e dai flussi netti stimati in divisa estera in relazione alle previsioni di vendita e acquisto dei successivi 12 mesi, così come calcolato

dal budget annuale e dalle revisioni trimestrali, è mantenuta ad un livello accettabile attraverso la sottoscrizione di contratti derivati (principalmente "forward" e residualmente opzioni) che hanno durata inferiore ai 12 mesi.

Determinazione del fair value

I contratti derivati sono valutati al mercato (Mark to Market), utilizzando listini quotati o scontando i flussi di cassa futuri e quindi confrontandoli con i valori attuali di mercato. Le quotazioni di mercato si riferiscono a fixing ufficiali (da banche centrali e associazioni di banche) oppure a quotazioni di intermediari finanziari così come pubblicati su provider di informazione finanziaria. Anche i modelli di calcolo del "Fair Value" fanno riferimento a tali quotazioni.

21. Benefici ai dipendenti

Il numero medio dei dipendenti delle imprese incluse nell'area di consolidamento ripartito per categoria è il seguente:

Numero medio dei dipendenti	2006	2005
Dirigenti e quadri	507	547
Impiegati	2.012	1.662
Operai	424	443
	2.943	2.652

La tabella non include il numero medio dei dipendenti delle società consolidate con il metodo proporzionale complessivamente pari a 149 unità.

Il numero medio è calcolato come media del numero puntuale dei dipendenti relativo ai singoli mesi dell'anno. Nella voce "Dirigenti e quadri" è stato inserito anche il numero di quei profili professionali che nelle società estere sono classificati nella categoria Manager. Si segnala inoltre che a seguito di una migliore classificazione di alcuni profili manageriali delle società estere, il dato al 31 dicembre 2005 è stato rivisto rispetto a quello pubblicato nel bilancio al 31 dicembre 2005.

Costi del personale

I costi per benefici a dipendenti sono di seguito riepilogati:

(in migliaia di euro)

	Nota	31/12/2006	31/12/2005
Salari e stipendi		133.524	119.904
Oneri sociali		29.018	26.761
Provvigioni a venditori		7.252	5.820
Accantonamento TFR		1.872	1.976
Accantonamento altri fondi del personale		899	1.018
Selezione e formazione		3.448	5.418
Altri costi		9.863	9.307
		185.876	170.204
Provvigioni a venditori		(7.252)	(5.820)
Ribaltamento nel costo del venduto		(21.198)	(18.442)
	4	157.426	145.942

TFR e altri fondi relativi al personale

	31/12/2006	31/12/2005
		(in migliaia di euro)
TFR al netto dei relativi anticipi	11.443	10.692
Altri fondi relativi al personale	3.703	3.615
	15.146	14.307

La voce "altri fondi relativi al personale" include fondi stanziati da Bulgari Japan Ltd. e Bulgari Korea Ltd. Tali fondi sono calcolati sulla base dell'anzianità di servizio e della retribuzione al momento in cui il dipendente terminerà il rapporto di lavoro.

Piani a benefici definiti

L'obbligazione relativa al trattamento di fine rapporto al netto dei relativi anticipi, pari a 11.443 mila euro, è assimilabile ad un'obbligazione a benefici definiti, ed è stata determinata sulla base delle norme e dei contratti vigenti e sulla base di una valutazione effettuata da un attuario indipendente secondo il "metodo della proiezione unitaria del credito".

Si riportano di seguito le variazioni intervenute nel corso dell'anno rilevate nello stato patrimoniale:

(in migliaia di euro)

	Nota	31/12/2006	31/12/2005
TFR al 1 gennaio		10.692	9.440
Costo rilevato a conto economico (vedi sotto)		2.321	1.976
Versamenti		(1.570)	(724)
TFR al 31 dicembre		11.443	10.692

Si riportano di seguito le variazioni intervenute nel corso dell'anno rilevate nel conto economico:

(in migliaia di euro)

	Nota	31/12/2006	31/12/2005
Costo per prestazioni di lavoro		1.872	1.556
Oneri finanziari su attualizzazione TFR	5	449	420
		2.321	1.976

Le principali assunzioni utilizzate nella stima attuariale sono le seguenti:

Tasso annuo di attualizzazione	4,50%
Tasso annuo d'inflazione	2,00%
Tasso annuo d'incremento del costo del lavoro	3,00%

Pagamenti basati su azioni

Il Gruppo ha in essere piani di stock option a favore dell'Amministratore Delegato e di alcune categorie di dirigenti.
Le opzioni sono assegnate al prezzo medio ufficiale degli ultimi trenta giorni antecedenti alla data di assegnazione delle stesse. Il periodo di maturazione delle opzioni è variabile tra i 2 ed i 4 anni. Le opzioni potranno essere esercitate entro un periodo di 5 anni dalla data di maturazione.

In considerazione del fatto che tutti i piani in essere prevedono caratteristiche similari, le informazioni riportate di seguito sono presentate in forma aggregata.

La voce "altri costi" include il costo relativo ai piani di stock option esistenti al 31 dicembre 2006, pari ad 2.373 mila euro. Tale costo è calcolato ad un fair value compreso tra 1,31 euro ed 1,96 euro per azione, secondo le modalità illustrate nella sezione "Principali principi contabili e criteri di valutazione".
I parametri utilizzati per la determinazione di questo costo, ossia per la determinazione del fair value delle opzioni alla data d'assegnazione, sono i seguenti:

• *Dividend* yield:	da 2,5 a 3,02%
• Stock price volatilità:	da 30 a 44%
• Tasso di interesse "Risk free":	da 2,6 a 3,95%
• Durata media attesa dell'opzione:	3,16 anni

Nel corso del 2006 sono state esercitate opzioni su azioni, in relazione ai piani di stock option precedentemente deliberati dall'Assemblea, per complessive n. 1.459.860 azioni, con conseguente aumento del capitale sociale per 102 mila euro circa.

In conformità a quanto previsto dall'Assemblea degli Azionisti tenutasi in data 28 aprile 2005 ed in base alla delibera del Consiglio di Amministrazione del 27 marzo 2006, in data 30 giugno 2006 sono state assegnate all'Amministratore Delegato 300.000 opzioni esercitabili da luglio 2007 e 300.000 opzioni esercitabili da luglio 2008, tutte al prezzo di 8,58 euro.

Tra il mese di maggio e il mese di giugno 2006 sono state inoltre assegnate ad alcuni componenti del management 319.250 opzioni esercitabili da luglio 2007, 319.250 opzioni esercitabili da luglio 2008, 177.750 opzioni esercitabili da luglio 2009 e 177.750 opzioni esercitabili da luglio 2010, tutte al prezzo compreso tra 8,58 e 9,32 euro.

Si riportano di seguito le informazioni relative all'evoluzione dei piani di stock option del 2006:

Prezzi in euro	Anno 2006			Anno 2005		
	Numero di opzioni	Prezzo medio di esercizio	Prezzo di mercato (*)	Numero di opzioni	Prezzo medio di esercizio	Prezzo di mercato (*)
(1) Diritti esistenti all'1/1	7.683.810	7,32	9,43	6.810.410	6,78	9,09
(2) Nuovi diritti assegnati nel periodo	1.594.000	8,58-9,32	8,82-8,87	1.670.500	8,61	8,61
(3) (Diritti esercitati nel periodo)	(1.459.860)	6,35	9,51	(741.100)	5,19	9,19
(4) (Diritti scaduti nel periodo)	(541.000)	10,70	9,51	(56.000)	7,95	9,19
(5) Diritti esistenti al 31/12	7.276.950	7,54	10,04	7.683.810	7,32	9,43
(6) Di cui: esercitabili al 31/12	4.196.200	7,05		4.480.060	7,16	

NOTE: (5) = (1)+(2)+(3)+(4)

(*) Il prezzo di mercato è medio annuo per le quantità di opzioni di cui ai punti (3) e (4) e puntuale per i punti (1), (2) e (5).

La suddivisione per fascia di prezzo d'esercizio e vita residuale contrattuale, suddivisa tra Amministratore Delegato e altri dipendenti, è la seguente:

Fascia di prezzo	Vita residua contrattuale						
	< 2 anni			> 2 anni			
	A.D.	Altri	Totale	A.D.	Altri	Totale	**Totale**
<=2,0	–	–	–	–	–	–	–
> 2,0 <5,0	300.000	33.250	333.250	900.000	588.250	1.488.250	1.821.500
> 5,0	600.000	476.025	1.076.025	1.800.000	2.579.425	4.379.425	5.455.450
Totale	900.000	509.275	**1.409.275**	2.700.000	3.167.675	**5.867.675**	**7.276.950**

Fascia di prezzo	Di cui esercitabili al 31/12/06		
	A.D.	Altri	**Totale**
<=2,0	–	–	–
> 2,0 < 5,0	1.200.000	389.000	1.589.000
> 5,0	1.500.000	1.107.200	2.607.200
Totale	2.700.000	1.496.200	**4.196.200**

22. Fondi rischi ed oneri

Tale voce al 31 dicembre 2006 risulta così movimentata:

(in migliaia di euro)

	Fondi fiscali	Altri fondi	Totale
Saldo al 31 dicembre 2005	750	2.923	3.673
Accantonamento	2.598	841	3.439
Utilizzo	(204)	(796)	(1.000)
Altre variazioni	309	410	719
Saldo al 31 dicembre 2006	3.453	3.378	6.831

I "fondi fiscali" comprendono principalmente:

- 1.425 mila euro relativi sostanzialmente allo stanziamento per imposta doganale e per "sales tax" (imposta sulle vendite) americane della Bulgari Corporation of America Inc.;
- 1.100 mila euro a fronte di avvisi di accertamento relativi ad imposte dirette per gli esercizi 2002, 2003 e 2004 e per i quali è stata presentata memoria difensiva alle autorità locali competenti;
- 514 mila euro della Capogruppo, stanziato a fronte di avvisi di accertamento in rettifica delle dichiarazioni dei redditi degli esercizi 1988 e 1989 relativamente ai quali sono pendenti separati appelli; in particolare in relazione agli anni 1988 e 1989 le controversie sono pendenti avanti la Corte Suprema di Cassazione.

La voce "altri fondi" include uno stanziamento effettuato in esercizi precedenti pari a 312 mila euro, dovuto, principalmente, al rischio di pagamento di penalità per la cancellazione d'ordini a fornitori. La parte rimanente si riferisce a stanziamenti a fronte di contenziosi legali.

Gli accantonamenti confluiscono nella voce altre spese generali, commerciali ed amministrative nel conto economico.

23. Altre passività correnti e non correnti

(in migliaia di euro)

	31/12/2006	31/12/2005
Passività correnti:		
Debiti verso il personale	18.088	15.689
Debiti verso Pubblica Amministrazione	7.942	7.144
Debiti verso istituti di previdenza e sicurezza	4.559	4.085
Debiti verso azionisti	239	238
Altri debiti	5.305	2.611
Totale altri debiti	36.133	29.767
Risconti passivi	26	76
Ratei passivi per interessi su finanziamenti	204	134
Altri ratei passivi	5.139	3.815
Totale ratei e risconti passivi	5.369	4.025
Totale altre passività correnti	41.502	33.792
Passività non correnti:		
Altri debiti non correnti	554	3.609
Depositi	86	77
Totale altre passività non correnti	640	3.686

Altre passività correnti

L'incremento dei debiti verso il personale è attribuibile all'aumento del numero medio dei dipendenti del Gruppo.
I "debiti verso Pubblica Amministrazione" si riferiscono principalmente a debiti IVA.
La voce "altri debiti", pari a 5.305 mila euro, include il debito della Bulgari S.p.A., pari a 1.577 mila euro, relativo ad emolumenti da corrispondere ai membri del Consiglio d'Amministrazione. L'incremento della voce è imputabile al debito contratto dalla Bulgari International Corporation (BIC) N.V. con la società The Hour Glass Ltd. per l'acquisizione della società Daniel Roth et Gérald Genta Haute Horlogerie S.A., con scadenza luglio 2007 e tasso d'interesse variabile pari al LIBOR maggiorato del 2%. Fino allo scorso esercizio tale debito era incluso tra le "altre passività non correnti".
La voce "altri ratei passivi" è per lo più riferibile a canoni di locazione.

Altre passività non correnti

Gli "altri debiti non correnti" si riferiscono alla quota a lungo termine del debito contratto dalla Daniel Roth et Gérald Genta Haute Horlogerie S.A., per l'acquisizione di parte dell'attività distributiva precedentemente svolta da società esterne al Gruppo, con rimborso a rate costanti annuali, la cui scadenza è prevista per il 2010 e con tasso d'interesse implicito pari al 3,5%.

24. Informativa di settore

Il Gruppo Bulgari svolge la propria attività principalmente attraverso due divisioni distinte, la divisione J.W.A. (Jewels-Watches-Accessories o Gioielli-Orologi-Accessori) e la divisione Profumi. La suddivisione è dovuta a ragioni di prodotto, mercato e strategie distributive differenti.
Le attività di indirizzo strategico, amministrazione e controllo del Gruppo sono svolte da una struttura centrale (Corporate), in gran parte concentrate nella Capogruppo Bulgari S.p.A.

I risultati delle Divisioni includono anche gli addebiti di royalties per l'utilizzo del marchio BVLGARI da parte

della capogruppo proprietaria dello stesso. Tali costi sono poi elisi nella riga "Altre attività ed eliminaz.", così come tutte le eventuali altre transazioni tra le Divisioni all'interno del Gruppo.

La riga "Altre attività ed eliminaz." include inoltre tutti i ricavi e costi non allocati gestiti dalla struttura centrale del Gruppo (Corporate), le attività relative agli Hotel, ancora complessivamente poco significative e tutta l'attività pubblicitaria realizzata tramite i *media*, inclusa la loro produzione, della quale beneficia complessivamente il marchio BVLGARI in generale e pertanto, di riflesso, tutte le attività del Gruppo.

Gruppo Bulgari. Segment reporting dicembre 2006 (in milioni di euro)

Ricavi netti per settore	2006	2005	Variazione %
Gioielli	*401,8*	*368,2*	*+9,1%*
Orologi	*289,0*	*267,9*	*+7,9%*
Accessori	*88,8*	*76,9*	*+15,5%*
Altro	*7,8*	*7,1*	*+9,6%*
Divisione JWA	787,4	720,1	+9,3%
Divisione Profumo	201,5	182,6	+10,3%
Altre attività ed eliminaz.	21,5	15,8	+36,5%
Totale ricavi netti	**1.010,4**	**918,5**	**+10,0%**

Risultato operativo per settore	2006	2005	Variazione %
Divisione JWA	153,7	156,5	-1,8%
Divisione Profumo	28,5	23,9	+19,4%
Altre attività ed eliminaz.	(26,3)	(37,6)	-30,2%
Tot. risultato operativo	**155,9**	**142,8**	**+9,2%**

Il risultato operativo della Divisione JWA (gioielli-orologi-accessori) ha subito una leggera flessione (-1,8%) rispetto al 2005, principalmente a seguito degli investimenti realizzati in termini di struttura a sostegno del business. Gli ammortamenti nel periodo sono stati pari a 26,9 milioni di euro (26,1 milioni di euro nel 2005).
La Divisione Profumo ha realizzato una crescita del proprio risultato operativo (+19,4%, rispetto al 2005), a conferma del successo degli investimenti realizzati nel corso dell'esercizio e della scelta di integrazione di alcuni mercati particolarmente strategici. Gli ammortamenti della Divisione Profumo sono stati pari a 3,2 milioni di euro (3,4 milioni di euro nel 2005).

Le informazioni relative alle vendite per area geografica sono state già illustrate nella relazione sulla gestione degli Amministratori, cui si rinvia.

Stato patrimoniale riclassificato (in milioni di euro)

	Divisione JWA		Divisione profumo		Non allocati & eliminaz.		Totale Gruppo	
	31 Dic 06	31 Dic 05	31 Dic 06	31 Dic 05	31 Dic 06	31 Dic 05	31 Dic 06	31 Dic 05
Crediti commerciali netti	144,0	119,1	62,9	65,9	(19,9)	(16,1)	187,0	169,0
Altri crediti	47,5	42,8	4,5	11,7	(6,1)	(4,7)	45,9	49,8
Magazzino	456,4	436,7	63,9	62,4	8,6	5,9	528,9	505,1
Debiti commerciali	(150,2)	(144,6)	(50,6)	(51,8)	41,1	28,2	(159,7)	(168,2)
Altri debiti	(46,1)	(54,3)	(9,4)	(12,4)	4,3	24,6	(51,2)	(42,1)
Tot. Capitale Circolante netto	**451,6**	**399,7**	**71,3**	**75,9**	**28,0**	**37,9**	**550,9**	**513,5**
Immobili, impianti e macchinari e attività immateriali	**135,0**	**119,4**	**9,5**	**9,4**	**65,2**	**59,8**	**209,7**	**188,7**
Partecipazioni e altre attività finanziarie					**42,6**	**34,8**	**42,6**	**34,8**
Altre attività (passività) a LT	**(0,4)**	**11,3**	**(0,2)**	**(0,4)**	**(12,7)**	**(11,8)**	**(13,3)**	**(0,9)**
CAPITALE INVESTITO NETTO	**586,2**	**530,4**	**80,6**	**84,9**	**123,1**	**120,8**	**789,9**	**736,2**
Patrimonio netto							**743,0**	**686,2**
Indebitamento a breve termine							10,6	23,2
Indebitamento a lungo termine							36,3	26,7
Totale indebitamento							**46,9**	**49,9**
COPERTURA							**789,9**	**736,2**

25. Rapporti con parti correlate significative

Le informazioni sui rapporti con parti correlate richieste dalla comunicazione Consob del 28 luglio 2006, nonché l'incidenza delle stesse sul totale consolidato sono di seguito riportate.

Operazioni di natura commerciale e finanziaria

Le operazioni di natura commerciale e finanziaria tra la Bulgari S.p.A. e le altre società del Gruppo, sono state eliminate nel bilancio consolidato e non sono evidenziate in queste note.

(in migliaia di euro)

	Debiti			
	Bulgari S.p.A.	Controllate	Joint venture	**Totale**
Crediti				
Bulgari S.p.A.	–	127.228	2.841	**130.069**
Controllate	92.911	775.452	6.006	**874.369**
Joint venture	11	2.448	1.100	**3.559**
Totale	**92.922**	**905.128**	**9.947**	**1.007.997**

(in migliaia di euro)

	Costi			
	Bulgari S.p.A.	Controllate	Joint venture	**Totale**
Ricavi				
Bulgari S.p.A.	–	73.701	609	**74.310**
Controllate	19.807	820.170	690	**840.667**
Joint venture	24	19.735	–	**19.759**
Totale	**19.831**	**913.606**	**1.299**	**934.736**

La quota parte delle operazioni di natura commerciale e finanziaria non eliminata nel processo di consolidamento è di seguito riportata:

(in migliaia di euro)

	Totale consolidato	verso parti correlate	%
Crediti finanziari non correnti	929	929	100
Crediti commerciali	187.020	158	0.08
Altre attività correnti	18.864	108	0.57
Attività finanziarie correnti	6.384	2.787	43.65
Debiti commerciali	159.754	1.036	0.65
Altre passività correnti	41.502	2	–

(in migliaia di euro)

	Totale consolidato	verso parti correlate	%
Vendite lorde	1.077.142	191	–
Royalties	12.336	176	1.43
Altri ricavi	5.709	21	0.37
Spese operative nette	493.215	84	0.02
Interessi attivi	2.682	214	7.98

Compensi amministratori e sindaci

		(in migliaia di euro)
	31/12/2006	
	Amministratori	Sindaci
Bulgari S.p.A.	3.727	78
Altre società del Gruppo	833	99
	4.560	177

26. Garanzie, impegni e rischi

(in migliaia di euro)

	31/12/2006	31/12/2005
Impegni	302.916	189.412
Garanzie prestate	15.759	17.804
Fideiussioni ricevute da terzi	40.238	46.004
	358.913	253.220

La voce "impegni" si riferisce ai canoni di locazione a scadere per i negozi di marchio BVLGARI da corrispondere alle società locatrici per la durata residua dei contratti.

Le "garanzie prestate" si riferiscono a fideiussioni rilasciate per conto e nell'interesse delle società del Gruppo a beneficio dei locatari e a supporto di contratti di affitto.
La voce "fideiussioni ricevute da terzi" si riferisce principalmente a fideiussioni ricevute da Istituti di Credito da parte della Bulgari S.p.A. per 13.496 mila euro a favore dell'Amministrazione Finanziaria a fronte di crediti IVA richiesti a rimborso da parte della Bulgari S.p.A. e per 10.000 mila euro a favore dell'Agenzia delle Dogane per la temporanea importazione di prodotti. La voce, inoltre, include una garanzia pari a 2.827 mila euro rilasciata a favore della Bulgari Hotels and Resorts Milano S.r.l. a garanzia del 50% dei costi sostenuti per l'acquisto dei mobili ed arredi in genere destinati all'albergo di Milano.
Il Gruppo è parte in procedimenti civili ed amministrativi ed in azioni legali collegate al normale svolgimento delle sue attività. Sulla base delle informazioni attualmente a disposizione, e tenuto conto dei fondi rischi esistenti, si ritiene remota la possibilità che tali procedimenti o azioni possano determinare ulteriori effetti negativi rilevanti sul presente Bilancio Consolidato.

27. Posizione finanziaria netta

Ai sensi della Comunicazione Consob n. 6064293 del 28 luglio 2006 ed in conformità con la Raccomandazione del CESR del 10 febbraio 2005 "*Raccomandazioni per l'attuazione uniforme del regolamento della Commissione Europea sui prospetti informativi*", si riporta di seguito la posizione finanziaria netta del Gruppo al 31 dicembre 2006.

(in migliaia di euro)

	31/12/2006	31/12/2005
Cassa	2.332	1.380
Altre disponibilità liquide	37.460	25.305
Liquidità	**39.792**	**26.685**
Crediti finanziari correnti	**6.384**	**21.112**
Debiti bancari correnti	(52.656)	(62.591)
Parte corrente dell'indebitamento non corrente	(1.399)	(450)
Altri debiti finanziari correnti	(2.717)	(7.999)
Indebitamento finanziario corrente	**(56.772)**	**(71.040)**
Indebitamento finanziario corrente netto	**(10.596)**	**(23.243)**
Crediti finanziari non correnti	**929**	**1.098**
Debiti bancari non correnti	(34.156)	(25.261)
Altri debiti non correnti	(3.031)	(2.513)
Indebitamento finanziario non corrente	**(37.187)**	**(27.774)**
Indebitamento finanziario non corrente netto	**(36.258)**	**(26.676)**
INDEBITAMENTO FINANZIARIO NETTO	**(46.854)**	**(49.919)**

28. Elenco delle società incluse nell'area di consolidamento

Elenco delle società incluse nel consolidamento con il metodo integrale

Società	% partecip. 31/12/2006	% partecip. 31/12/2005	Divisa	Capitale sociale	Sede	Attività esercitata
Bulgari Gioielli S.p.A.	100,00	100,00	Euro	2.580.000	Roma	Produzione gioielleria
Bulgari Italia S.p.A.	100,00	100,00	Euro	12.000.000	Roma	Vendita al dettaglio
Bulgari International Corporation (BIC) N.V.	100,00	100,00	Euro	18.301.200	Amsterdam	Sub-holding
Bulgari Corporation of America Inc.	100,00	100,00	Us$	24.350.000	New York	Vendita ai retailers e distribuzione profumo
Bulgari S.A.	100,00	100,00	Swfr	600.000	Ginevra	Vendita al dettaglio
Bulgari Time (Switzerland) S.A.	100,00	100,00	Swfr	1.000.000	Neuchatel	Produzione orologeria e accessori
Bulgari Jewels S.A.	100,00	100,00	Swfr	5.000.000	Neuchatel	Produzione gioielleria
Bulgari France S.A.S.	100,00	100,00	Euro	225.000	Parigi	Vendita al dettaglio
Bulgari Montecarlo S.A.M.	100,00	100,00	Euro	800.000	Montecarlo	Vendita al dettaglio
Bulgari (Deutschland) GmbH	100,00	100,00	Euro	2.556.459	Monaco	Vendita al dettaglio
Bulgari Japan Ltd.	80,00	80,00	Yen	400.000.000	Tokyo	Vendita al dettaglio
Bulgari Espana S.A. Unipersonal	100,00	100,00	Euro	5.418.344	Madrid	Vendita al dettaglio
Bulgari Parfums S.A.	100,00	100,00	Swfr	1.000.000	Neuchatel	Produzione profumo
Bulgari Parfums Italia S.p.A.	100,00	100,00	Euro	1.020.000	Roma	Distribuzione profumo
Bulgari Portugal Acessorios de Luxo Lda.	100,00	100,00	Euro	92.873	Madeira	Sub-holding
Bulgari South Asian Operations Pte Ltd.	100,00	100,00	Sg$	6.000.000	Singapore	Vendita al dettaglio
Bulgari (UK) Ltd.	100,00	100,00	Lgs	28.100.000	Londra	Vendita al dettaglio
Bulgari Belgium S.A.	100,00	100,00	Euro	1.000.000	Bruxelles	Vendita al dettaglio
Bulgari Australia Pty. Ltd.	100,00	100,00	Aud	8.200.000	Sydney	Vendita al dettaglio
Bulgari (Malaysia) Sdn Bhd	100,00	100,00	Rm	3.334.000	Kuala Lumpur	Vendita al dettaglio
Bulgari Global Operations S.A.	100,00	100,00	SwFr	1.000.000	Neuchatel	Supporto Logistico
Bulgari Operational Services ApS	100,00	100,00	DKK	500.000	Copenhagen	Servizi
Daniel Roth et Gérald Genta Haute Horlogerie S.A.	100,00	100,00	SwFr	7.100.000	Ginevra	Produzione orologeria
Bulgari Asia Pacific Ltd.	100,00	100,00	HK$	1.000.000	Hong Kong	Vendita al dettaglio
Bulgari (Taiwan) Ltd.	100,00	100,00	Twd	260.000.000	Taipei	Vendita al dettaglio
Bulgari Korea Ltd.	51,00	51,00	Kwon	4.500.000.000	Seoul	Vendita al dettaglio
Bulgari Collection Internationale S.A.	100,00	100,00	Swfr	3.000.000	Neuchatel	Produzione alta gioielleria
Bulgari (Luxembourg) S.A.	100,00	100,00	Euro	100.000	Lussemburgo	Holding relativa al progetto Bvlgari Hotels and Resorts
Bulgari Saint Barth S.a.S.	100,00	100,00	Euro	700.000	Saint Barthelemy	Vendita al dettaglio
Bulgari Retail USA S.r.l.	100,00	100,00	Euro	50.000	Roma	Vendita al dettaglio e all'ingrosso
Crova S.p.A.	100,00	100,00	Euro	2.700.000	Valenza (Alessandria)	Produzione gioielleria
Bulgari Parfums Deutschland Gmbh	100,00	100,00	Euro	25.000	Wiesbaden	Distribuzione profumo
Prestige d'Or S.A.	51,00	51,00	Swfr	100.000	Saignelégier	Produzione componenti orologeria
Bulgari Accessori S.r.l.	100,00	100,00	Euro	50.000	Bagno a Ripoli (Fi)	Produzione accessori in pelle
Bulgari Reinsurance Company Ltd.	100,00	100,00	Euro	635.000	Dublino	Società assicuratrice
Bulgari (Austria) GmbH	100,00	-	Euro	17.500	Vienna	Vendita al dettaglio
Bulgari Holdings (Thailand) Ltd. (1)	100,00	-	Bat	100.000	Bangkok	Sub-holding
Bulgari (Thailand) Ltd.	99,50	-	Bat	4.000.000	Bangkok	Vendita al dettaglio
Bulgari Commercial (Shangai) Co. Ltd.	100,00	-	Us$	5.000.000	Shanghai	Vendita al dettaglio
Bulgari Holding Europe B.V.	100,00	-	Euro	18.000	Amsterdam	Sub-holding
Bulgari Hotels and Resorts Japan Ltd.	100,00	-	Yen	37.500.000	Tokyo	Società relativa al progetto Bvlgari Hotels and Resorts

Elenco delle società incluse nel consolidamento con il metodo proporzionale

Società	% partecip. 31/12/2006	% partecip. 31/12/2005	Divisa	Capitale sociale	Sede	Attività esercitata
LB Diamonds & Jewelry Sarl.	50,00	50,00	Swfr	1.250.000	Neuchatel	Produzione gioielleria
Opera Management S.A.	50,00	50,00	Euro	120.000	Lussemburgo	Gestione di partecipazioni azionarie
Opera Sgr S.p.A.	50,00	–	Euro	1.100.000	Milano	Gestione di partecipazioni azionarie
Bulgari Hotels & Resorts B.V. (2)	65,00	65,00	Euro	18.000	Amsterdam	Società in joint-venture con il Gruppo Marriot
Bulgari Hotels and Resorts Milano S.r.l. (3)	65,00	65,00	Euro	100.000	Roma	Società relativa al progetto Bvlgari Hotels and Resorts
Cadrans Design S.A.	50,00	50,00	Swfr	100.000	La Chaux de Fonds	Produzione orologeria

(1) Società consolidata integralmente in virtù del possesso del 100% delle azioni di classe A pari a 49,000 Bat.

(2) Società posseduta tramite Bulgari (Luxembourg) S.A.

(3) Società posseduta indirettamente tramite Bulgari Hotels & Resorts B.V. al 61,75% (95% * 65%, partecipazione di Bulgari Hotels & Resorts B.V. in Bulgari Hotels and Resorts Milano S.r.l.) e direttamente tramite Bulgari SpA al 3,25%

Prospetto della variazione del campo di consolidamento verificatasi nel periodo chiuso al 31 dicembre 2006 rispetto all'esercizio chiuso al 31 dicembre 2005

Società entrate nel campo di consolidamento	Sede	Attività esercitata
Bulgari Holding Europe B.V.	Amsterdam	Sub-holding
Bulgari Hotels and Resorts Japan Ltd.	Tokyo	Società relativa al progetto Bvlgari Hotels and Resorts
Bulgari (Austria) Gmbh	Vienna	Vendita al dettaglio
Bulgari Holdings (Thailand) Ltd.	Bangkok	Sub-holding
Bulgari (Thailand) Ltd.	Bangkok	Vendita al dettaglio
Bulgari Commercial (Shangai) Co. Ltd.	Shanghai	Vendita al dettaglio
Opera Sgr S.p.A.	Milano	Gestione di partecipazioni azionarie

29. Informativa Società consolidate proporzionalmente

Si riportano di seguito i valori complessivi delle attività e delle passività correnti, delle attività e delle passività a lungo termine, dei costi e dei ricavi relativi alle società consolidate proporzionalmente.

(in milioni di euro)

	Opera Management S.A.	Opera Sgr S.p.A.	LB Diamonds & Jewelry Sarl.	Cadrans Design S.A.	Bulgari Hotels & Resorts B.V.	Bulgari Hotels and Resorts Milano S.r.l.
% di possesso	50%	50%	50%	50%	65%	65%
valuta locale	euro	chf	chf	chf	euro	euro
Attività correnti	3,6	2,6	32,0	2,1	0,1	6,5
Attività non correnti	0,3	0,2	–	2,6	7,1	3,4
Passività correnti	2,2	1,4	17,4	0,4	0,2	6,0
Passività non correnti	–	0,3	–	4,3	2,2	3,0
Ricavi	6,3	2,6	38,4	6,5	–	17,3
Costi	5,3	2,5	34,9	5,9	0,1	18,2

* I suddetti importi sono espressi al 100%

30. Operazioni significative non ricorrenti

Si segnala che, nel corso dell'esercizio 2006, il Gruppo non ha posto in essere operazioni significative non ricorrenti così come definite dalla Comunicazione Consob del 28 luglio 2006.

31. Operazioni atipiche e/o inusuali

Si segnala che, nel corso dell'esercizio 2006, il Gruppo non ha posto in essere operazioni atipiche e/o inusuali così come definite dalla Comunicazione Consob del 28 luglio 2006.

Relazione della società di revisione ai sensi dell'art. 156 del D.Lgs. 24 febbraio 1998, n. 58

KPMG S.p.A.
Revisione e organizzazione contabile
Via Ettore Petrolini, 2
00197 ROMA RM

Telefono 06 809611
Telefax 06 8077475
e-mail it-fmauditaly@kpmg.it

Relazione della società di revisione ai sensi dell'art. 156 del D.Lgs. 24 febbraio 1998, n. 58

Agli Azionisti della
Bulgari S.p.A.

1 Abbiamo svolto la revisione contabile del bilancio consolidato, costituito dallo stato patrimoniale, dal conto economico, dal prospetto dei movimenti del patrimonio netto, dal rendiconto finanziario e dalla relativa nota al bilancio consolidato, del Gruppo Bulgari chiuso al 31 dicembre 2006. La responsabilità della redazione del bilancio compete agli amministratori della Bulgari S.p.A.. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2 Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla Consob. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio consolidato sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

Per il giudizio relativo al bilancio consolidato dell'esercizio precedente, i cui dati sono presentati ai fini comparativi, si fa riferimento alla relazione da noi emessa in data 12 aprile 2006.

3 A nostro giudizio, il bilancio consolidato del Gruppo Bulgari al 31 dicembre 2006 è conforme agli International Financial Reporting Standards adottati dall'Unione Europea, nonché ai provvedimenti emanati in attuazione dell'art. 9 del D.Lgs. n. 38 del 28 febbraio 2005; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria, il risultato economico, le variazioni del patrimonio netto ed i flussi di cassa del Gruppo Bulgari per l'esercizio chiuso a tale data.

Roma, 6 aprile 2007

KPMG S.p.A.

Arrigo Parisi
Socio

Bulgari S.p.A.

Relazione degli Amministratori sull'andamento della gestione della Capogruppo Bulgari S.p.A. al 31 dicembre 2006

Bulgari S.p.A.

Relazione degli amministratori sull'andamento della gestione al 31 dicembre 2006

Premessa

Ai sensi dell'art. 2428 del codice civile, il Consiglio di Amministrazione della Bulgari S.p.A. ha redatto la presente relazione sull'andamento della gestione relativa all'esercizio 2006.
Il bilancio d'esercizio al 31 dicembre 2006, è stato posto a confronto con i dati di bilancio al 31 dicembre 2005 ed è stato assoggettato a revisione contabile da parte della società KPMG S.p.A..

Analisi del conto economico

Il bilancio al 31 dicembre 2006 chiude con utile netto pari a 79,9 milioni di euro, contro 59,1 milioni di euro dell'esercizio 2005 (+35,2% rispetto al 2005). Al risultato d'esercizio hanno contribuito dividendi percepiti da società controllate per 91,9 milioni di euro, mentre nell'esercizio 2005 i dividendi erano stati 65 milioni di euro (+41% rispetto al 2005).
Il risultato operativo chiude con un utile di 1,6 milioni di euro ed è notevolmente migliorato rispetto al risultato del 2005 che registrava una perdita pari a 2,6 milioni di euro.

Bulgari S.p.A. Conto Economico (in milioni di euro)

Conto Economico	2006	2005	VS PY	% Diff
Ricavi netti	**81,1**	**65,7**	**15,4**	**23,4%**
Costi per il personale	25,0	22,0	3,0	13,6%
Altri oneri e proventi	23,4	22,5	0,9	4,3%
Spese di pubblicità e promozione	24,4	19,0	5,4	28,4%
Ammortamenti e svalutazioni	6,7	4,8	1,9	39,6%
Totale spese operative	**79,5**	**68,3**	**11,2**	**16,4%**
Risultato operativo	**1,6**	**(2,6)**	**4,2**	**161,5%**
Altri proventi (oneri) non operativi	92,7	64,1	28,6	44,6%
Risultato prima delle imposte	**94,3**	**61,5**	**32,8**	**53,3%**
Imposte correnti e differite/anticipate	14,4	2,4	12,0	500,0%
RISULTATO NETTO	**79,9**	**59,1**	**20,8**	**35,2%**

Ricavi operativi

I ricavi operativi, composti principalmente da royalties per l'utilizzo del marchio BVLGARI, sono cresciuti del 23% circa rispetto al 2005 ed ammontano a 81,1 milioni di euro.
I ricavi per royalties, che rappresentano circa l'87% del totale dei ricavi, sono cresciuti del 24% circa e sono pari a 70,4 milioni di euro (56,6 milioni di euro nel 2005).

La ripartizione dei ricavi per area geografica è riportata di seguito:

Bulgari S.p.A. Ricavi per area geografica (in milioni di euro)

Area Geografica	2006		2005	
	Valore assoluto	%	Valore assoluto	%
Italia	13,8	17%	10,4	16%
Europa (escl. Italia)	46,7	58%	34,5	53%
America	3,4	4%	3,5	5%
Giappone	10,3	13%	11,4	17%
Estremo Oriente	4,3	5%	3,5	5%
Medio Oriente e Altro	2,6	3%	2,4	4%
TOT. RICAVI NETTI	**81,1**	**100%**	**65,7**	**100%**

Costi operativi

I costi operativi sono stati pari a 79,5 milioni di euro, contro 68,3 milioni di euro dell'esercizio 2005 (+16% circa) fra i quali, sono cresciuti in particolare, i costi di pubblicità e promozione, pari a 24,4 milioni di euro (+28% circa rispetto al 2005). L'aumento è, sostanzialmente, dovuto al contributo riconosciuto ad alcune società commerciali, sulla base di specifici contratti e criteri, per alcuni costi di gestione (come i costi di affitto) dei negozi cosiddetti "Flagship Stores", di particolare dimensioni, localizzati in aree commerciali di particolare interesse e prestigio. I costi per servizi, pari a 20,3 milioni di euro, sono aumentati dell'8% circa e comprendono, principalmente i costi per consulenze informatiche, tecniche, organizzative, fiscali e legali, i costi per servizi al personale e le spese di viaggio per trasferte del personale dipendente e dei componenti il Consiglio di Amministrazione e i compensi agli organi sociali.

I costi per il personale sono aumentati, rispetto al 2005, del 13,6% totalizzando, al 31 dicembre 2006, 25 milioni di euro. Il numero medio del personale dipendente è passato dalle 261 unità dell'esercizio 2005 alle 275 unità dell'esercizio 2006 (+5%); alla data del 31 dicembre 2006 il personale dipendente era pari a 275 unità (271 unità al 31 dicembre 2005).

Gli ammortamenti dell'esercizio sono stati pari a 6,7 milioni di euro (+38,6% rispetto al 2005) e sono riferiti prevalente a software applicativi, per 4,6 milioni di euro, mentre gli ammortamenti di immobilizzazioni materiali sono invece, principalmente relativi, per 1,2 milioni di euro, alle quote di ammortamento di apparecchiature elettroniche e quelle relative ai costi di ristrutturazione degli uffici della Direzione Generale ed amministrativa della Società.

Dividendi e proventi finanziari

I dividendi dell'esercizio sono stati pari a 91,9 milioni di euro (65 milioni di euro nel 2005). L'incremento è, principalmente, dovuto a maggiori dividendi erogati dalla Bulgari International Corporation (BIC) N.V..

I dividendi 2006 sono stati erogati dalla Bulgari International Corporation (BIC) N.V. (75 milioni di euro), dalla Bulgari Gioielli S.p.A. (10,4 milioni di euro) e dalla Crova S.p.A. (6,5 milioni di euro).

I proventi finanziari, al netto dei relativi oneri, ammontano a 1,6 milioni di euro (1,9 milioni di euro nel 2005) e diminuiscono del 16% circa.

Svalutazioni di attività finanziarie

Le svalutazioni di attività finanziarie, pari a 874 mila euro, sono relative alla Bulgari Luxembourg S.A.. In data 14 marzo 2007 l'Assemblea Generale della Bulgari Luxembourg S.A. ha deliberato la messa in liquidazione della Società in funzione dei piani di sviluppo attesi per il progetto "Hotels & Resorts".

Imposte correnti e differite

Sono state stanziate imposte correnti per 8,6 milioni di euro (900 mila euro nel 2005) e differite, 5,2 milioni di euro, (1,1 milioni di euro nel 2005) oltre che imposte calcolate per effetto del Consolidato Fiscale Nazionale per 0,5 milioni di euro.

Maggiori dettagli su questa voce sono forniti nelle note del conto economico a cui si rimanda. Si ricorda, in proposito, che per il triennio 2004-2006 la Società ha optato per il regime fiscale del "Consolidato Nazionale" congiuntamente alle sue controllate Bulgari Gioielli S.p.A., Bulgari Italia S.p.A., Bulgari Parfums Italia S.p.A., Bulgari Retail USA S.r.l, Crova S.p.A e, dall'esercizio 2006, Bulgari Accessori S.r.l. e che, tale accordo, è stato rinnovato con tutte le summenzionate società anche per il triennio 2007-2009.

Situazione finanziaria

La posizione finanziaria netta della Capogruppo al 31 dicembre 2006 espone una disponibilità finanziaria netta pari a 2,5 milioni di euro (65,4 milioni di euro al 31 dicembre 2005).
La posizione finanziaria è fortemente decrementata principalmente in relazione al pagamento dei dividendi per l'esercizio 2005 (74,5 milioni di euro) e degli investimenti effettuati, 82,1 milioni di euro (di cui 70 milioni di euro relativi ad investimenti in partecipazioni), parzialmente bilanciati dai dividendi incassati nell'esercizio (91,9 milioni di euro).
L'emissione di nuove azioni, pari a n. 1.459.860, relative all'esercizio di opzioni su azioni come previsto dai piani di stock option riservati ad alcune categorie di dipendenti, ha apportato complessivamente risorse per 9,3 milioni di euro.
I crediti finanziari verso le società controllate esigibili entro l'esercizio successivo sono riferiti al saldo risultante dal conto corrente intersocietario, legato alla gestione centralizzata dei conti correnti bancari, intrattenuto con alcune società controllate italiane e con la Bulgari Global Operations S.A..
I crediti finanziari verso le società controllate esigibili oltre l'esercizio successivo sono vantati verso la Bulgari Hotels & Resorts Milano S.r.l. e la Bulgari Hotels & Resorts B.V..
I debiti finanziari verso le società controllate esigibili entro l'esercizio successivo sono principalmente relativi ad un finanziamento concesso dalla Bulgari International Corporation (BIC) N.V. per 30,3 milioni di euro e dalla Bulgari Global Operations S.A. per 22 milioni di euro.

Bulgari S.p.A. Posizione finanziaria netta (in migliaia di euro)

	2006	2005
Cassa	10	18
c/c bancari	3.617	4.648
Liquidità	**3.627**	**4.666**
Crediti finanziari correnti verso terzi	0	0
Crediti finanziari correnti verso parti correlate	65.394	82.281
Crediti finanziari correnti	**65.394**	**82.281**
Debiti finanziari correnti verso terzi	(193)	(374)
Debiti bancari correnti	(1.898)	(12.715)
Debiti finanziari correnti verso parti correlate	(66.645)	(10.260)
Indebitamento finanziario corrente	**(68.736)**	**(23.349)**
Indebitamento finanziario corrente netto	**285**	**63.598**
Crediti finanziari non correnti	**2.208**	**1.758**
Debiti bancari non correnti	0	0
Altri debiti non correnti	0	0
Indebitamento finanziario non corrente	**0**	**0**
Indebitamento finanziario non corrente netto	**2.208**	**1.758**
INDEBITAMENTO FINANZIARIO NETTO	**2.493**	**65.356**

Investimenti in attività immateriali e in immobili, impianti e macchinari

Gli investimenti effettuati nell'esercizio 2006 sono stati pari a 12,1 milioni di euro e sono suddivisi come segue:
- attività immateriali per 10,7 milioni di euro riferiti principalmente a software applicativi e ai connessi costi di sviluppo ed implementazione;
- immobili, impianti e macchinari per 1,4 milioni di euro riferiti principalmente all'acquisto di macchine elettroniche per l'eleborazione, la gestione e l'archiviazione dei dati.

Investimenti in partecipazioni

Gli investimenti in partecipazioni sono stati pari a 70 milioni di euro e sono principalmente riferiti, per 50 milioni di euro, alla costituzione della società Bulgari Holding Europe B.V., con sede in Amsterdam, società di gestione di partecipazioni azionarie in società partecipate operanti nel settore della vendita al dettaglio e residenti nella UE, e per 6 milioni di euro alla costituzione della società Bulgari Commercial (Shanghai) Ltd. con sede a Shanghai, società commerciale per la gestione dei negozi di vendita al dettaglio in Cina. E' stato effettuato, inoltre, un versamento in conto capitale di 11,7 milioni di euro a favore della Bulgari Retail USA S.r.l., destinato ad aumentare il fondo di dotazione presso la propria sede secondaria di New York. Sono stati, infine, effettuati ulteriori minori investimenti nella Bulgari Luxembourg S.A., nella Bulgari Hotels & Resorts Milano S.r.l. e nella Crova S.p.A.

Attività di ricerca e di sviluppo

Nel corso dell'esercizio 2007 sono stati sostenuti costi di ricerca e sviluppo prototipi, per complessivi 395 mila euro, sia direttamente sia attraverso la Bulgari Accessori S.r.l.. In particolare, tali costi, tutti imputati a conto economico dell'esercizio, sono in relazione all'attività di ricerca e sviluppo nuovi prodotti di pelletteria a marchio Bvlgari.

Informativa sull'attività di direzione e coordinamento e rapporti con le parti correlate

La Bulgari S.p.A., con sede in Roma, è la società Capogruppo ed ha un capitale sociale di 20,9 milioni di euro. La Bulgari S.p.A. è proprietaria del marchio BVLGARI. Le principali attività della Società sono le seguenti:

- l'assunzione di partecipazioni societarie e la concessione di finanziamenti a società del Gruppo;
- lo sfruttamento commerciale legato all'utilizzo del nome e del marchio BVLGARI;
- il coordinamento tecnico, finanziario ed amministrativo delle società partecipate;
- l'ideazione, la progettazione e la creazione di articoli di gioielleria, oreficeria, orologeria, profumi, accessori in pelle e seta, articoli in porcellana, argento e cristallo.

La Bulgari S.p.A., nell'esercizio 2006, ha intrattenuto rapporti commerciali, regolati da specifici contratti relativi alla concessione del marchio BVLGARI, con le diverse società controllate di produzione e di distribuzione dei prodotti a marchio BVLGARI.
La Capogruppo ha anche intrattenuto, con le diverse società controllate di produzione e di distribuzione, rapporti commerciali, anch'essi regolati da specifici contratti tra le parti, relativi alla prestazione di servizi tecnici, amministrativi, commerciali, finanziari ed informatici.
La Capogruppo ha svolto, inoltre, un'attività finanziaria relativa alla gestione centralizzata della tesoreria, verso le Società del Gruppo, remunerata ai tassi di mercato.

Si specifica che le operazioni sopra indicate sono state effettuate alle condizioni di mercato che si sarebbero comunque applicate fra parti indipendenti e che sono state effettuate nell'interesse anche delle società controllate.

In accordo con quanto previsto dalle modifiche apportate ai contratti di licenza per il marchio BVLGARI stipulati con le società commerciali di vendita al dettaglio del Gruppo, la Bulgari S.p.A., eroga, entro limiti contrattualmente stabiliti, un contributo alle spese di pubblicità e promozione sostenute dalle società commerciali.
In relazione alla gestione dei negozi cosiddetti "Flagship Stores" e cioè i negozi di particolare dimensioni e localizzati in aree ritenute di particolare interesse, nel 2006 sono stati stipulati ulteriori contratti con la Bulgari Retail USA S.r.l., con la Bulgari (UK) Ltd., con la Bulgari France S.A.S. e con la Bulgari (Deutschland) Gmbh che prevedono la partecipazione della Bulgari S.p.A. al sostenimento di una parte dei loro costi. In particolare, la Società, ricorrendo certe specifiche condizioni contrattuali, contribuirà, per un ammontare e per un periodo massimo, ai costi di affitto e di ammortamento dei relativi investimenti, per la parte eccedente l'incidenza media che tali voci di costo hanno sui ricavi in quel Paese.

Le seguenti tabelle evidenziano le operazioni intercorse nell'esercizio 2006 con le società controllate direttamente e indirettamente e il relativo valore:

Crediti e debiti da rapporti commerciali, finanziari e diversi nell'esercizio 2006

(in migliaia di euro)

Denominazione	Crediti	Debiti
Royalties per la concessione del marchio	35.232	–
Prestazioni di servizi	8.298	15.024
Beni e prodotti non destinati alla vendita	–	526
Operazioni finanziarie	69.793	66.911
Altri proventi/oneri operativi	135	26
Imposte da Consolidato Fiscale	5.775	7.500
I.V.A. da liquidazione di Gruppo	10.791	2.976
Totale	130.024	92.963

Costi e ricavi da rapporti commerciali, finanziari e diversi nell'esercizio 2006

(in migliaia di euro)

Denominazione	Ricavi	Costi
Royalties per la concessione del marchio	58.296	–
Servizi informatici	4.992	–
Servizi tecnici e amministrativi	1.130	126
Servizi legali, fiscali e design	471	–
Interessi e proventi / oneri finanziari	3.462	336
Altri servizi	2.977	248
Sub-locazione locali	396	8
Altri proventi /oneri	190	110
Proventi/oneri da consolidato fiscale	2.553	3.081
Dividendi	91.893	–
Contributi pubblicitari	–	14.975
Totale	166.360	18.884

Si precisa che non vi sono ulteriori operazioni con parti correlate, così come definite dalla comunicazione Consob n. 2064231 del 30 settembre 2002, rispetto a quelle menzionate in precedenza.

Al 31 dicembre 2006 le società partecipate direttamente, erano 12 (di cui 5 con sede all'estero) e le società partecipate indirettamente 37, tutte con sede all'estero.

Società partecipate direttamente

Bulgari Gioielli S.p.A.
con sede a Roma, è partecipata al 100% ed ha un capitale sociale di 2,6 milioni di euro. La sua attività è rivolta alla produzione di gioielleria.

Bulgari Italia S.p.A.
con sede a Roma, è partecipata al 100% ed ha un capitale sociale di 12,0 milioni di euro.
Svolge la sua attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i propri negozi esclusivi di Roma, Milano, Firenze, Venezia, Napoli, Bologna, Padova, Verona, Capri e Porto Cervo.

Bulgari Parfums Italia S.p.A.
con sede a Roma, è partecipata al 100% ed ha un capitale sociale di 1,0 milioni di euro. La sua attività è rivolta alla distribuzione e commercializzazione dei profumi a marchio BVLGARI sul territorio nazionale.

Bulgari Portugal Acessorios de Luxo Lda
con sede a Funchal (Madeira), società holding partecipata al 100% ed ha un capitale sociale di 93 mila euro.

Bulgari International Corporation (BIC) N.V.
con sede in Amsterdam, sub-holding partecipata al 100% con un capitale sociale di 18,3 milioni di euro.
La società detiene partecipazioni azionarie della Bulgari Collection Internationale S.A., Bulgari Time (Switzerland) S.A., Bulgari S.A., Bulgari Jewels S.A., Bulgari Parfums S.A., Bulgari Japan Ltd., Bulgari Australia Pty Ltd., Bulgari (Malaysia) Sdn, Bulgari Global Operations S.A., Bulgari Korea Ltd., Bulgari South Asian Operations Pte Ltd., Bulgari Asia Pacific Ltd., Bulgari (Taiwan) Ltd., Bulgari Saint Barth S.a.S., Opera Management S.A., Opera Participations S.c.A., Opera Participations 2 S.c.A., Daniel Roth et Gérard Genta Haute Horlogerie S.A., Bulgari Operational Services ApS, Bulgari Reinsurance Company Ltd., Bulgari Corporation of America Inc., LB Diamonds & Jewelry S.a.r.l., Prestige d'Or S.A., Cadrans Design S.A., Bulgari Holding (Thailand) Ltd., Bulgari Thailand Ltd e Bulgari Hotels and Resorts Japan Ltd..

Bulgari Holding Europe B.V.
con sede in Amsterdam, sub-holding partecipata al 100% con un capitale sociale di 18 mila euro.
La società detiene partecipazioni azionarie della Bulgari France SAS, Bulgari (Deutschland) GmbH, Bulgari (Austria) GmbH, Bulgari Belgium S.A:, Bulgari UK Ltd e Bulgari Espana S.A..

Bulgari (Luxembourg) S.A.
con sede in Lussemburgo, sub-holding partecipata al 100% con un capitale sociale di 100 mila euro. Detiene il 65% della partecipazione azionaria nella Bulgari Hotels & Resorts B.V..

Bulgari Hotels & Resorts Milano S.r.l.
con sede in Roma, è partecipata al 3,25% ed ha un capitale sociale di 100 mila euro. La società è anche partecipata indirettamente tramite la Bulgari Hotels & Resorts B.V. che ne detiene il 95%; il restante 1,75% è detenuto dalla Luxury Hotels International B.V., società del Gruppo Marriott.
La sua attività è volta alla gestione di alberghi, resorts e residenze esclusive a marchio BVLGARI in Italia.

Bulgari Retail USA S.r.l.
con sede in Roma, è partecipata al 100% ed ha un capitale sociale di 50 mila euro. La sua attività, esercitata tramite un contratto di affitto di ramo d'azienda dalla Bulgari Corporation of America Inc., è rivolta alla gestione, attraverso la sua filiale di New York, dei negozi esclusivi Bulgari di vendita al dettaglio di New York, Los Angeles, Chicago, Miami, San Francisco, Las Vegas, Costa Mesa, Houston, Palm Beach, Aspen , Honolulu e Washington DC.

Crova S.p.A.
con sede a Valenza (Alessandria), è partecipata al 100% ed ha un capitale sociale di 2,7 milioni di euro. La sua attività è rivolta alla produzione di gioielleria.

Bulgari Accessori S.r.l.
con sede a Firenze, è partecipata al 100% ed ha un capitale sociale di 50 mila euro. La sua attività è rivolta alla produzione di articoli di pelletteria.

Opera SGR S.p.A.
Con sede a Milano è partecipata al 50% ed ha un capitale sociale di 1,1 milione di euro. Il restante 50% è detenuto dalla Società Lucens Adamas S.r.l. La sua attività è volta alla prestazione professionale del servizio di gestione collettiva del risparmio attraverso la promozione e la gestione di fondi comuni di investimento.

Bulgari Commercial (Shanghai) Co. Ltd.
Con sede a Pechino, è partecipata al 100% ed ha un capitale sociale sottoscritto e interamente versato di USD 5.000.000. Svolge la sua attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i propri negozi esclusivi di Pechino, Shanghai e Guangzhou.

Società partecipate indirettamente

Bulgari Collection Internationale S.A.
con sede in Neuchatel, è partecipata al 100% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 3 milioni di franchi svizzeri. La società si occupa della produzione di articoli esclusivi di alta gioielleria.

Bulgari Time (Switzerland) S.A.
con sede a Neuchatel, è partecipata al 100% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 1 milione di franchi svizzeri. L'attività è rivolta alla produzione di orologi e di accessori.

Bulgari S.A.
con sede a Ginevra, è partecipata al 100% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 600 mila franchi svizzeri. Svolge la sua attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i propri negozi esclusivi di Ginevra, Zurigo e St. Moritz.

Bulgari Jewels S.A.
con sede a Neuchatel, è partecipata al 100% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 5 milioni di franchi svizzeri. La sua attività è rivolta alla produzione di gioielleria.

Bulgari France S.A.S.
con sede a Parigi, è partecipata al 100% dalla Bulgari HoldingEurope B.V. ed ha un capitale sociale di 225 mila euro. Svolge la sua attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i propri negozi esclusivi di Parigi e Cannes. La società detiene la partecipazione nella Bulgari Montecarlo S.A.M. del 100%.

Bulgari (Deutschland) GmbH
con sede a Monaco di Baviera, è partecipata al 100% dalla Bulgari Holding europe B.V. ed ha un capitale sociale di 2,6 milioni di euro. Svolge la sua attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i propri negozi esclusivi di Monaco, Berlino, Dusseldorf, Francoforte, Colonia, Amburgo e Sylt. La società detiene la partecipazione nella Bulgari Parfums Deutschland GmbH del 100%.

Bulgari (Austria) GmbH
con sede a Vienna, è partecipata al 100% dalla Bulgari Holding Europe B.V. ed ha un capitale sociale di 17,5 mila euro. Svolge la sua attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso il proprio negozio esclusivo di Vienna.

Bulgari Japan Ltd.
con sede a Tokyo, è partecipata all'80% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 400 milioni di yen. Svolge la sua attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i propri negozi esclusivi di Tokio, Osaka, Yokohama, Chiba, Fokuoka, Gotemba, Hiroshima, Kyioto, Kobe, Matsuyama, Nagoya, Sapporo, Sendai e Okayama. Il restante 20% del capitale sociale è di proprietà dei Gruppi AOI e Itochu.

Bulgari Espana S.A. Unipersonal
con sede a Madrid, è partecipata al 100% dalla Bulgari Holding Europe B.V. ed ha un capitale sociale di 5,4 milioni di euro. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i propri negozi esclusivi di Madrid, Barcellona, Siviglia, Marbella e Valencia.

Bulgari Parfums S.A.
con sede a Neuchatel, è partecipata al 100% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 1 milione di franchi svizzeri. La sua attività è rivolta alla produzione, distribuzione e commercializzazione dei profumi a marchio BVLGARI nel mondo.

Bulgari Belgium S.A.
con sede a Bruxelles, è partecipata al 100% dalla Bulgari Holding Europe B.V. ed ha un capitale sociale di 1 milione di euro. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso il proprio negozio esclusivo di Bruxelles.

Bulgari Australia Pty Ltd.
con sede in Sidney, è partecipata al 100% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 8,2 milioni di dollari australiani. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i propri negozi esclusivi di Sidney e Melbourne.

Bulgari (Malaysia) Sdn Bhd
con sede a Kuala Lumpur, è partecipata al 100% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 3,3 milioni di ringitt malesi. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso il proprio negozio esclusivo di Kuala Lumpur.

Bulgari Global Operations S.A.
con sede a Neuchatel, è partecipata al 100% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 1 milione di franchi svizzeri. La sua attività è rivolta allo sviluppo, alla produzione, promozione e commercializzazione dei prodotti BVLGARI a livello internazionale.

Bulgari Korea Ltd
Con sede a Seoul, è partecipata al 51% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 4.500 milioni di wong coreani. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i suoi negozi esclusivi di Seoul e Daegu. Il restante 49% del capitale sociale è di proprietà del Gruppo Itochu. In data 18 gennaio 2007 la Bulgari International Corporation (BIC) N.V ha acquisito il 49% residuo della società, portando la sua percentuale di possesso al 100%.

Bulgari South Asian Operations Pte Ltd.
con sede in Singapore, è partecipata al 100% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 6 milioni di dollari di Singapore. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i suoi negozi esclusivi in Singapore e di distribuzione a concessionari dell'area.

Bulgari Asia Pacific Ltd.
con sede in Hong Kong, è partecipata al 100% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 1 milione di dollari di Hong Kong. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i suoi negozi esclusivi in Hong Kong.

Bulgari (Taiwan) Ltd.
con sede a Taipei, è partecipata al 100% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 260 milioni di dollari di Taiwan. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i negozi esclusivi di Taipei, Kaohsiung, Taichung e Newport Beach.

Bulgari Saint Barth S.a.S.
con sede a Saint Bathelemy, è partecipata al 100% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 700 mila euro. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso il proprio negozio esclusivo a Saint Barth.

Opera Management S.A.
con sede in Lussemburgo, è partecipata al 50% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 120 mila euro. La società detiene il 100% delle azioni di classe B1 della Opera Participations S.c.A e della Opera Participations 2 S.c.A.

Opera Participations S.c.A.
con sede in Lussemburgo, è partecipata, per le sole azioni di classe A.1, al 11,72% dalla Bulgari International Corporation (BIC) N.V e al 100% dalla Opera Management S.A. per le azioni di classe B.1. La società ha un capitale sociale di 1,9 milioni di euro e svolge, prevalentemente, attività di investimento in società produttrici di beni e servizi caratteristici dello stile di vita italiano.

Opera Participations 2 S.c.A.
con sede in Lussemburgo, è partecipata, per le sole azioni di classe A.1, al 25% dalla Bulgari International Corporation (BIC) N.V e al 100% dalla Opera Management S.A. per le azioni di classe B. La società ha un capitale sociale di 31 mila euro e la sua attività è rivolta prevalentemente ad investimenti in società produttrici di beni e servizi caratteristici dello stile di vita italiano.

Daniel Roth et Gérald Genta Haute Horlogerie S.A.
con sede a Ginevra, è partecipata al 100% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 7,1 milioni di franchi svizzeri. Svolge attività di produzione e distribuzione di orologi a marchio Daniel Roth e Gérald Genta.

Bulgari Operational Services A.p.S.
con sede a Copenhagen, è partecipata al 100% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 500 mila corone danesi. Il suo oggetto sociale prevede l'acquisto ed il noleggio di aeromobili e la prestazione di servizi ausiliari connessi a tale attività.

Bulgari Reinsurance Company Ltd.
con sede a Dublino, è partecipata al 100% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale so-

ciale di 635 mila euro. Svolge la sua attività nel campo assicurativo e, in particolare, la sua attività ha l'obiettivo di riassicurare sul mercato i rischi di furto di merce per il Gruppo.

Bulgari Corporation of America Inc.
con sede a New York, è partecipata al 100% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 24,3 milioni di dollari statunitensi. Svolge attività di vendita al dettaglio attraverso i suoi negozi esclusivi americani e di distribuzione negli Stati Uniti e in America Latina di articoli di gioielli, orologi, accessori e profumi attraverso distributori terzi concessionari del marchio BVLGARI. Attualmente il ramo di azienda relativo alla vendita al dettaglio è affittato alla Bulgari Retail USA S.r.l.

Bulgari (UK) Ltd.
con sede a Londra, è partecipata al 100% dalla Bulgari Holding Europe B.V. ed ha un capitale sociale di 28,1 milioni di sterline. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso i propri negozi esclusivi di Londra.

LB Diamonds & Jewelry S.a.r.l.
con sede a Neuchatel, è partecipata al 50% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 1.250 mila franchi svizzeri. Società costituita nel mese di agosto 2004 in Joint-Venture con il Gruppo Leviev. Il restante 50% del capitale sociale è detenuto dalla LLD DIAMONDS Ltd. Svolge attività di produzione e commercializzazione verso le società del Gruppo Bulgari di diamanti.

Prestige d'Or S.A.
con sede a Saignelègier, in Svizzera, è partecipata al 51% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 100 mila franchi svizzeri. La sua attività è rivolta alla produzione di bracciali, sia preziosi che in acciaio, per orologi di alta gamma.

Cadrans Design S.A.
con sede a La-Chaux-de-Fonds, in Svizzera, è partecipata al 50% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di 100 mila franchi svizzeri. La sua attività è rivolta alla produzione di meccanismi e componentistica per orologi.

Bulgari Montecarlo S.A.M.
con sede a Monaco (Montecarlo), è partecipata al 100% dalla Bulgari France S.A.S. ed ha un capitale sociale di 800 mila euro. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso il proprio negozio esclusivo di Montecarlo.

Bulgari Parfums Deutschland Gmbh
con sede a Wiesbaden, è partecipata al 100% dalla Bulgari (Deutschland) Gmbh, ed ha un capitale sociale di 25 mila euro. La sua attività è rivolta alla distribuzione e commercializzazione dei profumi a marchio Bulgari in Germania e in Europa.

Bulgari Hotels & Resorts B.V.
con sede in Amsterdam, sub-holding partecipata al 65% della Bulgari (Luxembourg) S.A., ha un capitale sociale di 18 mila euro e detiene il 95% del capitale sociale della Bulgari Hotels & Resorts Milano S.r.l.. La sua attività è volta all'acquisizione di società attive nel settore alberghiero. Il restante 35% del capitale sociale è di proprietà del Gruppo Marriott.

Bulgari Holding (Thailand) Ltd
con sede a Bangkok, sub-holding partecipata al 100% dalla Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di Bath 100.000. La società detiene partecipazioni azionarie della Bulgari (Thailand) Ltd.

Bulgari (Thailand) Ltd
con sede a Bangkok, partecipata al 99,5% dalla Bulgari Holding (Thailand) Ltd, ed ha un capitale sociale di Bath 4.000.000. Svolge attività di vendita al dettaglio di gioielli, orologi, profumi e accessori attraverso il proprio negozio esclusivo di Bangkok.

Bulgari Hotels and Resorts Japan Ltd
con sede a Tokyo, è partecipata al 100% da Bulgari International Corporation (BIC) N.V. ed ha un capitale sociale di JPY 37.500.000.
La sua attività è volta alla gestione di ristoranti esclusivi a marchio BVLGARI in Giappone.

Partecipazioni nella Bulgari S.p.A. e nelle società controllate detenute dagli Amministratori

In ottemperanza all'art.79 della delibera Consob 11971/99, come successivamente integrata, si indicano, nello schema di seguito riportato, le partecipazioni nella Bulgari S.p.A. e nelle società controllate detenute dagli Amministratori come risultanti dal Libro dei Soci e sulla base delle comunicazioni e informazioni ricevute. Si precisa al riguardo che nessun componente del Collegio Sindacale risulta detenere partecipazioni nella Bulgari S.p.A. o in società da essa controllate.

Partecipazioni degli amministratori nella Bulgari S.p.A. e in società controllate

Nome e cognome	Società	N. azioni possedute alla fine dell'esercizio precedente	N. azioni acquistate	N. azioni vendute	N. azioni possedute alla fine dell'esercizio in corso
Paolo Bulgari	Bulgari S.p.A.	70.540.000 [1]	–	–	70.540.000 [1]
Nicola Bulgari	Bulgari S.p.A.	70.569.000 [1]	–	–	70.569.000 [1]
Francesco Trapani	Bulgari S.p.A.	13.206.348 [2]	–	–	13.206.348 [2]
Giuseppe Ansaldo	Bulgari S.p.A.	5.000	–	–	5.000
Roberto Zanchi	Bulgari S.p.A.	8.000	–	–	8.000
Francesco Ago	Bulgari S.p.A.	–	–	–	–
Giulio Figarolo di Gropello	Bulgari S.p.A.	–	–	–	–

[1] Di cui n. 70.490.000 azioni facenti parte del Sindacato di voto e di blocco e detenute per il tramite dell'Unione Fiduciaria S.p.A..

[2] Facenti parte del Sindacato di voto e di blocco e detenute per il tramite dell'Unione Fiduciaria S.p.A..

Informazioni relative ai piani di stock option

Le informazioni richieste in ottemperanza alla raccomandazione Consob n. 11508 del 15/2/2000 sui dati relativi ai piani di stock option riservati a particolari categorie di dipendenti ed all'Amministratore Delegato, sono fornite nella sezione della apposita sezione della nota a cui si rimanda.

Azioni proprie

L'Assemblea Ordinaria del 27 aprile 2006 ha deliberato di autorizzare le operazioni di acquisto e di vendita di azioni proprie, anche attraverso strumenti finanziari put e call option, in un numero complessivamente non superiore a 25.000.000, e ad un prezzo minimo e massimo compreso tra 5 e 15 euro per azione, ai sensi dell'art. 132 del T.U.

20.02.1998 n. 58 e con le modalità e gli orari previsti dal Regolamento dei Mercati Organizzati e Gestiti dalla Borsa Italiana S.p.A., e nel rispetto dei limiti previsti dall'art. 2428 del codice civile.
Nell'ambito dei poteri conferiti dall'Assemblea, la Società, nel mese di febbraio 2006, ha venduto le azioni proprie presenti in portafoglio al 31 dicembre 2005 pari a 600.313, ad un prezzo medio di vendita di 9,68 euro. Alla chiusura dell'esercizio, la Società non possiede azioni proprie in portafoglio.

Poteri conferiti al Presidente e all'Amministratore Delegato

Con delibera del Consiglio di Amministrazione della Bulgari S.p.A. del 29 aprile 2004 sono stati conferiti al Presidente e all'Amministratore Delegato, i poteri di ordinaria e straordinaria amministrazione, da esercitarsi con firma disgiunta libera ed individuale, in ogni settore di attività della Società.
Restano di competenza esclusiva del Consiglio di Amministrazione i seguenti poteri:

- ove l'impegno superi l'ammontare di 30 milioni di euro per ogni singola operazione, acquistare e vendere partecipazioni azionarie, costituire in Italia e all'estero nuove società o enti associativi, effettuare operazioni sul capitale di nuove o già esistenti società;
- ove l'impegno superi l'ammontare di 30 milioni di euro per ogni singola operazione, stipulare operazioni finanziarie passive e rilasciare fideiussioni;
- acquistare beni e servizi, ove l'impegno superi l'ammontare di 2 milioni di euro per ogni singola operazione;
- acquistare e vendere proprietà immobiliari, ad eccezione di operazioni con società direttamente o indirettamente controllate;
- cedere e disporre di licenze di marchi, nomi e diritti sulle opere di ingegno e sulle invenzioni appartenenti alla società, salvo si tratti di concessioni temporanee degli stessi.

Nel corso dell'anno 2006 sia il Presidente che l'Amministratore Delegato non hanno esercitato alcun potere di straordinaria amministrazione e non sono state loro attribuite, dal Consiglio, specifiche deleghe in riferimento ad operazioni su capitale di società controllate per importi eccedenti i poteri già conferiti.

Informazioni relative al Documento Programmatico in materia di Sicurezza

Come richiesto dalla normativa vigente la Capogruppo ha provveduto ad aggiornare entro il 31 marzo dell'esercizio 2006 il Documento Programmatico in materia di Sicurezza adottato nel 2004 come richiesto dal Nuovo Testo Unico sulla Privacy; giova ricordare che esso contiene l'elenco dei trattamenti di dati personali della Bulgari S.p.A. e delle altre società italiane del Gruppo, la distribuzione dei compiti e delle responsabilità nell'ambito delle strutture preposte al trattamento, l'analisi dei rischi che incombono sui dati, la descrizione dei criteri e delle modalità per il ripristino della disponibilità dei dati in seguito a distruzione o danneggiamento e le misure da adottare per garantire l'integrità e la disponibilità dei dati, nonché la protezione delle aree e dei locali, rilevanti ai fini della loro custodia e accessibilità.

Procedure di gestione del rischio e operazioni di copertura (strumenti derivati)

Nell'esercizio della propria attività la Bulgari S.p.A. è esposta al rischio di oscillazione dei tassi di interesse e dei cambi. Per minimizzare tali rischi vengono stipulati contratti derivati, in generale, a copertura di specifiche operazioni avvalendosi degli strumenti offerti dal mercato.
In particolare, al fine di ridurre il rischio della variazione dei crediti, dei debiti e dei flussi di cassa attesi in valuta estera generati da operazioni future attese vengono utilizzati, principalmente, contratti a termine.
Per minimizzare l'eventuale rischio legato alla variazione dei tassi di interesse vengono utilizzati prevalentemente "interest rate swap".

Per la gestione della finanza e della tesoreria, la Bulgari S.p.A. non pone in essere operazioni speculative e adotta specifiche procedure interne che prevedono il rispetto dei criteri di prudenza.
In particolare, nel corso del 2006 la Società ha posto in essere operazioni a termine volte alla copertura della variazione dei tassi di cambio delle valute di fatturazione delle royalties.
Le valute per le quali sono state poste in essere tali operazioni sono prevalentemente il franco svizzero e lo yen giapponese. I crediti in dollari statunitensi sono stati utilizzati a copertura dei fabbisogni propri e delle altre società del Gruppo, tramite "foreign exchange swap"a copertura del differimento temporale dei flussi finanziari.

Modello di organizzazione, gestione e controllo ex D.Lgs 231/2001

Il D. Lgs 231/2001 recante *"Disciplina della responsabilità amministrativa delle persone giuridiche, delle società e delle associazioni anche prive di personalità giuridica"* ha introdotto nell'ordinamento giuridico italiano un regime di responsabilità amministrativa a carico delle società per reati commessi nell'interesse o a vantaggio delle società stesse da Amministratori, Dirigenti o Dipendenti.
Nel corso del 2005, è stato approvato un Modello di organizzazione, gestione e controllo ex D.Lgs. 231/2001, ed è stato nominato come Organismo di Vigilanza un organo collegiale, composto da tre membri: due componenti esterni, esperti in materie giuridiche (Prof. Avv. Bruno Assumma, con funzione di Presidente; Avv. Cristiano Fava) ed il responsabile della funzione Controllo Interno (Dott.ssa Lucilla Marchetti). Tale Organismo dotato di poteri di iniziativa e di controllo ha il compito di curare l'aggiornamento del Modello in relazione ad eventuali mutamenti della normativa di riferimento e/o dell'assetto organizzativo della Società, di vigilare sul funzionamento e l'osservanza dello stesso e di promuoverne la diffusione presso il personale. Tali attività sono finalizzate alla verifica continua dell'efficacia e dell'idoneità del Modello.
Il Modello è stato approvato anche sulla base di quanto disposto dalle linee-guida elaborate in materia da associazioni di categoria e con l'ausilio di consulenti esterni.
Nel corso del 2006, l'Organismo di Vigilanza si è riunito n. 4 volte. Tale Organismo ha relazionato sul proprio operato al Consiglio di Amministrazione ed al Comitato per il Controllo Interno.
L'Organismo di Vigilanza, nel corso del 2006, ha curato l'aggiornamento del Modello in relazione alle modifiche organizzative intervenute, nonché alle modifiche normative in tema di disciplina del risparmio ed in materia di reati transnazionali. L'Organismo ha inoltre effettuato un'intensa attività di formazione del personale ai fini del D. Lgs 231/2001.

Eventi significativi dell'esercizio

L'Assemblea Ordinaria degli Azionisti del 27 aprile 2006, ha approvato il bilancio chiuso al 31 dicembre 2005 con un utile netto di 60,1 milioni di euro, deliberando la distribuzione di un dividendo per azione di euro 0,25 pari a complessivi 74,5 milioni di euro attingendo, per la differenza, dalle riserve di utili preesistenti.
Come segnalato precedentemente, l'Assemblea ordinaria del 27 aprile 2006 ha deliberato di autorizzare le operazioni di acquisto e di vendita di azioni proprie, in un numero complessivamente non superiore a 25.000.000, nelle modalità sopra esposte.
Infine, la stessa Assemblea ha deliberato, ai sensi della comunicazione Consob DAC RM 96003558, di prorogare l'incarico di revisione contabile conferito alla società di revisione KPMG S.p.A. in data 24 novembre 2003, estendendolo agli esercizi 2006, 2007 e 2008.

Nel corso dell'esercizio 2006 sono state esercitate opzioni su azioni, in relazione ai piani di stock option precedentemente deliberati dall'Assemblea, per complessive 1.459.860 azioni, con godimento 1° gennaio 2006, con conseguente aumento del capitale sociale per 102 mila euro circa.
Alla data del 31 dicembre 2006 il capitale sociale risulta, pertanto, costituito da n. 299.574.060 azioni del valore nominale di 0,07 euro ciascuna per un valore globale di 21 milioni circa di euro.

Operazioni sul capitale di società controllate

In data 6 gennaio 2006 è stata ultimata la registrazione della società Bulgari Commercial (Shanghai) Ltd. società di diritto cinese, con un capitale iniziale sottoscritto di dollari statunitensi 5.000.000, partecipata interamente dalla Bulgari S.p.A.. L'attività della Bulgari Commercial (Shanghai) Ltd. sarà rivolta alla gestione dei negozi monomarca BVLGARI di vendita al dettaglio in Cina.

Sono stati versati nell'esercizio 550 mila euro per la costituzione della società Opera SGR, partecipata al 50% dalla Bulgari S.p.A., società di diritto italiano, per la gestione dei fondi di investimento Opera 1 e Opera 2.
Nel mese di dicembre è stata costituita la società Bulgari Holding Europe B.V., con sede in Amsterdam, società di gestione di partecipazioni azionarie, con capitale sociale di 18 mila euro, interamente sottoscritto e versato dalla Bulgari S.p.A.. È stato anche effettuato un versamento in conto capitale di 50 milioni di euro al fine di dotare la nuova società di adeguati mezzi finanziari per la sua attività.
Nel mese di dicembre è stato effettuato, inoltre, un versamento in conto capitale di 11,7 milioni di euro a favore della Bulgari Retail USA S.r.l., destinato ad aumentare il fondo di dotazione presso la propria sede secondaria di New York. Sono stati, infine, effettuati ulteriori operazioni sul capitale della Bulgari (Luxembourg) S.A., per 620 mila euro e della Bulgari Hotels & Resorts Milano S.r.l. per 65 mila euro. Infine, sono stati versati 1,1 milioni di euro a saldo delle obbligazioni assunte nei confronti della famiglia Crova, in occasione dell'acquisizione del residuo 50% della partecipazione nella Crova S.p.A., perfezionata a fine esercizio 2004.

Eventi successivi al 31 dicembre 2006 ed evoluzione prevedibile della gestione della Capogruppo

Nel mese di gennaio è stato effettuato un versamento in conto capitale per 2,3 milioni di euro, pari a USD 3 milioni, a favore della Bulgari Commercial (Shanghai) Ltd., al fine di dotare la società di più adeguate risorse finanziarie destinate allo sviluppo dell'attività commerciale in Cina.
Come precedentemente segnalato, l'Assemblea Generale della Bulgari (Luxembourg) S.A. ha deliberato la messa in liquidazione della società. Alla chiusura dell'esercizio, si era già proceduto a svalutare la partecipazione posseduta pari a 874 mila euro.
Non si segnalano eventi significativi successivi alla data di chiusura del presente bilancio oltre a quanto sopra indicato.
Si ricorda che il Consiglio di Amministrazione della Società attualmente in carica, termina il proprio mandato con l'approvazione del presente bilancio 2006 e che pertanto l'Assemblea degli Azionisti sarà chiamata a nominare un nuovo Consiglio di Amministrazione per il triennio 2007-2009.

Le previsioni per il 2007 indicano una crescita economica più moderata rispetto al 2006. Negli Stati Uniti il tasso di sviluppo potrebbe risentire di un rallentamento causato dal settore immobiliare ma comunque sostenuto dai consumi e dagli investimenti, che permettono di stimare un PIL su base annua intorno al 3%. Anche per il Giappone, importante Paese di interesse commerciale per il Gruppo, sono previste stime più contenute di crescita per il 2007. Per i Paesi dell'area euro, trainati principalmente da Germania e Spagna, la crescita è prevista intorno al 2,4%, mentre per l'Italia si ritiene che il tasso di crescita rimanga anche per il 2007 al di sotto della media UE.
Le previsioni per l'esercizio 2007, basate sia sulle stime di fatturato atteso dalle società licenziatarie del marchio che sul favorevole apprezzamento riservato dalla clientela ai prodotti a marchio BVLGARI, potranno generare effetti positivi sui ricavi da royalties e sul risultato operativo. In conclusione, si ritiene che è possibile prevedere un risultato economico positivo anche per l'esercizio 2007.

Bulgari S.p.A.
Il Presidente del Consiglio di Amministrazione
Paolo Bulgari

Approvazione del bilancio d'esercizio al 31 dicembre 2006 e riparto dell'utile d'esercizio

Signori azionisti,

Il giorno 24 aprile 2007 si è riunita l'Assemblea degli Azionisti che ha approvato la proposta di bilancio della Bulgari S.p.A., come già deliberato dal Consiglio di Amministrazione, certificato dalla società KPMG S.p.A. e la relativa proposta di destinazione dell'utile d'esercizio di euro 79.853.523,90.

L'Assemblea ha deliberato, inoltre, di distribuire un dividendo di euro 0,29 ad azione mediante la distribuzione dell'utile complessivo relativo all'esercizio 2006 e, per il residuo ammontare, mediante utilizzo degli utili portati a nuovo.

Il dividendo potrà essere posto in pagamento, secondo quanto stabilito dal Regolamento dei mercati organizzati e gestiti dalla Borsa Italiana S.p.A., a partire dal 24 maggio 2007, mediante stacco della cedola n. 13 in data 21 maggio 2007.

Bulgari S.p.A.

Prospetti contabili al 31 dicembre 2006 e al 31 dicembre 2005

Bulgari S.p.A.

Conto economico al 31 dicembre 2006 e al 31 dicembre 2005
(importi espressi in unità di Euro)

	Note	31/12/2006	di cui verso parti correlate:	31/12/2005	di cui verso parti correlate:
Royalties	(1)	70.392.236	58.296.089	56.556.038	48.082.125
Ricavi per servizi	(2)	2.990.335	2.990.335	1.760.735	1.760.735
Totale ricavi da royalties e da prestazioni di servizi		73.382.571		58.316.773	
Altri proventi	(3)	7.716.102	7.165.476	7.400.324	5.940.027
Totale ricavi da royalties, prestazioni e proventi		**81.098.673**		**65.717.097**	
Costi per il personale	(4)	25.006.711		21.984.760	
Costi per servizi	(5)	20.329.426	464.786	18.804.263	315.248
Spese di pubblicità e promozione	(6)	24.379.963	14.909.827	19.020.964	10.135.430
Ammortamenti, svalutazioni e altri accantonamenti	(7)	6.656.927		4.801.604	
Altri oneri diversi operativi	(8)	3.110.865		3.736.278	6.565
Totale costi della produzione		**79.483.892**		**68.347.869**	
Risultato operativo		**1.614.781**		**(2.630.772)**	
Dividendi		91.893.106	91.893.106	65.000.000	65.000.000
Altri proventi finanziari		3.616.914	3.462.341	3.302.443	3.195.747
Oneri e interessi finanziari		2.093.337	336.438	1.521.799	149.430
Utili (perdite) su cambi		109.694		(31.712)	
Totale proventi (oneri) finanziari	(9)	**93.526.377**		**66.748.932**	
Rivalutazione (svalutazione) di attività finanziarie	(10)	(874.137)		(2.652.544)	
Risultato prima delle imposte		**94.267.021**		**61.465.616**	
Imposte correnti e differite	(11)	14.413.497		2.363.219	
Risultato del periodo		**79.853.524**		**59.102.397**	

Bulgari S.p.A.

Stato patrimoniale
al 31 dicembre 2006 e al 31 dicembre 2005
(importi espressi in unità di Euro)

ATTIVITÀ	Note	31/12/2006	di cui verso parti correlate:	31/12/2005	di cui verso parti correlate:
Immobili, impianti e macchinari	(12)	4.434.406		4.628.964	
Attività immateriali	(13)	21.949.901		15.887.455	
- *Partecipazioni*		*191.251.442*	*191.251.442*	*122.114.068*	*122.114.068*
- *Altre attività finanziarie non correnti*		*20.515*		*26.386*	
Totale Immobilizzazioni finanziarie	(14)	191.271.957		122.140.454	
Imposte differite attive	(15)	243.257		3.583.274	
Altre attività non correnti	(16)	5.898.690		8.330.437	
Crediti finanziari non correnti	(17)	2.208.578		1.758.253	
ATTIVITÀ NON CORRENTI		**226.006.789**		**156.328.837**	
Attività non correnti possedute per la vendita		-		-	
Rimanenze	(18)	8.412.485		5.580.400	
Crediti Commerciali	(19)	51.051.033	45.762.894	37.757.899	33.852.114
- *Crediti finanziari*		*65.393.797*	*65.393.797*	*82.281.432*	*82.281.432*
- *Altre attività finanziarie*		-		-	
Totale Attività Finanziarie	(20)	65.393.797		82.281.432	
- *Crediti tributari*		*8.159.069*		*13.778.690*	
- *Altre attività correnti*		*17.996.198*	*16.657.724*	*11.604.516*	*10.183.549*
Totale Altre Attività Correnti	(21)	26.155.267		25.383.206	
Disponibilità liquide e mezzi equivalenti	(22)	3.626.933		4.291.940	
ATTIVITÀ CORRENTI		**154.639.515**		**155.294.877**	
TOTALE ATTIVITÀ		**380.646.304**		**311.623.714**	

PATRIMONIO NETTO E PASSIVITÀ	Note	31/12/2006	di cui verso parti correlate:	31/12/2005	di cui verso parti correlate:
Patrimonio netto	(23)				
– *Capitale Sociale*		*20.970.184*		*16.858.645*	
– *Riserve*		*137.695.570*		*125.112.742*	
– *Utili (perdite) portati a nuovo*		*17.020.733*		*32.447.191*	
– *Utile (perdita) del periodo*		*79.853.524*		*59.102.397*	
TOTALE PATRIMONIO NETTO		**255.540.011**		**233.520.975**	
TFR e altri fondi relativi al personale	(4)	4.010.847		3.786.241	
Fondi rischi ed oneri	(24)	968.112		598.984	
Imposte differite passive	(15)	4.164.568		2.303.782	
Altre passività non correnti	(25)	–		–	
Debiti finanziari verso banche non correnti	(26)	–		–	
Altri debiti finanziari non correnti	(27)	–		–	
PASSIVITÀ NON CORRENTI		**9.143.527**		**6.689.007**	
Passività non correnti possedute per la vendita	(28)	–		–	
Debiti commerciali	(29)	28.749.882	15.803.729	25.741.691	11.001.309
Debiti finanziari correnti	(30)	68.736.106	66.645.361	22.975.542	10.259.960
– *Acconti*		*114*		*15.299*	
– *Debiti per imposte correnti*		*277.976*		–	
– *Altre passività correnti*		*18.198.688*	*10.513.988*	*22.681.200*	*16.050.936*
Altre passività correnti	(32)	18.476.778		22.696.499	
PASSIVITÀ CORRENTI		**115.962.766**		**71.413.732**	
TOTALE PASSIVITÀ E PATRIMONIO NETTO		**380.646.304**		**311.623.714**	

Bulgari S.p.A.

Rendiconto finanziario
per gli esercizi chiusi al 31 dicembre 2006 e al 31 dicembre 2005
(importi espressi in unità di Euro)

	31/12/2006	di cui verso parti correlate:	31/12/2005	di cui verso parti correlate:
Flusso di cassa generato dall'attività operativa				
Utile netto dell'esercizio	79.853.524		59.102.397	
Ammortamenti e svalutazioni immobilizzazioni	7.162.439		7.359.151	
Flusso di cassa generato dalla gestione reddituale	87.015.963		66.461.548	
(Incremento) Decremento dei crediti commerciali del circolante	(13.293.134)	(11.910.780)	(2.882.397)	(2.490.592)
(Incremento) Decremento degli altri crediti del circolante	(772.061)	(6.474.175)	(8.273.260)	(6.028.340)
(Incremento) Decremento delle rimanenze	(2.832.085)	0	(1.414.907)	0
Incremento (Decremento) dei debiti commerciali	3.008.191	4.802.420	15.477.073	9.986.154
Incremento (Decremento) degli altri debiti	(4.219.721)	(5.536.948)	1.856.391	2.595.559
Flusso di cassa generato dalle variazioni di capitale circolante netto	(18.108.810)		4.762.901	
Altre attività M/L termine (incluso altre attività finanziarie non correnti)	5.777.635		1.489.552	
Altre passività M/L termine	2.454.520		1.474.288	
(a) Flusso di cassa generato dall'attività operativa	**77.139.308**		**74.188.289**	
Flussi di cassa generato dall'attività di investimento				
Acquisti di immobilizzazioni materiali (al netto di disinvestimenti)	(1.418.696)		(1.860.003)	
Acquisti di immobilizzazioni immateriali	(10.737.494)		(9.813.563)	
Acquisti di immobilizzazioni finanziarie (escluso altre attività finanziarie non correnti)	(70.011.511)	(70.011.511)	(1.350.000)	(1.350.000)
Altre variazioni	0		0	
(b) Flusso di cassa da attività di investimento	**(82.167.701)**		**(13.023.566)**	
Flusso di cassa generato dall'attività finanziaria				
Variazione patrimonio netto per aumento capitale sociale	4.111.539		(388.393)	
Dividendi pagati	(74.528.550)		(65.422.082)	
Altre variazioni	12.582.523		5.367.062	
(c) Totale variazioni patrimonio netto	(57.834.488)		(60.443.413)	
Variazioni di debiti finanziari a medio/lungo termine	0		(11.012.407)	
Variazioni di crediti finanziari a medio/lungo termine	(450.325)	(450.325)	11.033.163	11.033.163
(d)Totale variazioni attività finanziarie a medio/lungo termine	(450.325)		20.756	
(e) Flusso di cassa da attività di finanziamento	**(58.284.813)**		**(60.422.657)**	
(f) Differenza disponibilità (indebitamento) finanziaria netta a breve termine (a)+(b)+(e)	**(63.313.206)**		**742.066**	

	31/12/2006	di cui verso parti correlate:	31/12/2005	di cui verso parti correlate:
Disponibilità (indebitamento) all'inizio del periodo (*)	**65.356.083**		**64.634.773**	
Variazioni indebitamento a breve (f)	(63.313.206)		742.066	
Variazioni indebitamento a lungo (e)	450.325		(20.756)	
Disponibilità (indebitamento) netto alla fine del periodo (*)	**2.493.202**		**65.356.083**	
di cui: – disponibilità liquide	3.626.933		4.291.940	
– debiti finanziari correnti	(68.736.106)		(22.975.542)	
– attività finanziarie correnti	65.393.797		82.281.432	
– debiti finanziari non correnti	0		0	
– crediti finanziari non correnti	2.208.578		1.758.253	

(*) Incluso disponibilità (indebitamento) a medio/lungo termine

Bulgari S.p.A.

Prospetto delle variazioni intervenute nelle voci di patrimonio netto per gli esercizi chiusi al 31 dicembre 2005 e al 31 dicembre 2006
(dati in migliaia di euro)

	Capitale sociale	Riserva sopr. azioni	Riserva legale
Saldo al 31 dicembre 2004	**17.247**	**110.705**	**5.762**
Destinazione utile d'esercizio 2004 a:			
Dividendo	–	–	–
Utile a nuovo	–	–	–
Aumento capitale per esercizio opzioni su azioni	52	3.791	–
Treasury Stock	(440)	–	–
Riserva per Stock Options	–	–	–
Risultato d'esercizio	–	–	–
Saldo al 31 dicembre 2005	**16.859**	**114.496**	**5.762**
Destinazione utile d'esercizio 2005 a:			
Dividendo	–	–	–
Utile a nuovo	–	–	–
Vendita azioni proprie	4.009	–	–
Aumento capitale per esercizio opzioni su azioni	102	9.162	–
Riserva per Stock Options	–	–	–
Risultato d'esercizio	–	–	–
Saldo al 31 dicembre 2006	**20.970**	**123.658**	**5.762**

Plusvalenze azioni proprie	Riserva per Stock Option	Riserva straord.	Riserva tassata	Plus. da conferimento	Utili eeserc. precedenti	Utile dell'esercizio	Totale
0	**1.173**	**28**	**145**	**1.933**	**41.269**	**56.600**	**234.862**
–	–	–	–	–	(8.821)	(56.600)	(65.421)
–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	3.843
–	–	–	–	–	–	–	(440)
	1.576	–	–	–	–	–	1.576
–	–	–	–	–	–	59.102	59.102
0	**2.749**	**28**	**145**	**1.933**	**32.448**	**59.102**	**233.522**
–	–	–	–	–	(14.417)	(60.112)	(74.529)
–	–	–	–	–	(1.010)	1.010	–
1.808	–	–	–	–	–	–	5.817
–	–	–	–	–	–	–	9.264
–	1.612	–	–	–	–	–	1.612
–	–	–	–	–	–	79.854	79.854
1.808	**4.361**	**28**	**145**	**1.933**	**17.021**	**79.854**	**255.540**

Bulgari S.p.A.

Nota al bilancio
al 31 dicembre 2006

Nota al bilancio al 31 dicembre 2006

Principi contabili e criteri di valutazione

Informazioni societarie

La Bulgari S.p.A. ("società") è un ente organizzato secondo l'ordinamento giuridico della Repubblica Italiana ed è la società Capogruppo che detiene direttamente o indirettamente, tramite altre società sub-holding, le quote di partecipazione al capitale nelle società a capo dei settori di attività in cui opera il Gruppo Bulgari.
La società ha sede in Italia ed è domiciliata a Roma, in via Lungotevere Marzio n.11.
La Bulgari S.p.A., in qualità di Capogruppo, ha inoltre predisposto il bilancio consolidato del Gruppo Bulgari al 31 dicembre 2006.
Il presente bilancio è stato autorizzato alla pubblicazione dagli Amministratori il 22 marzo 2007.

Dichiarazione di conformità

A seguito dell'entrata in vigore del Regolamento Europeo n. 1606 del 19 luglio 2002, la Bulgari S.p.A. ha redatto il bilancio d'esercizio al 31 dicembre 2006 in conformità ai principi contabili internazionali (International Accounting Standards (IAS) o International Financial Reporting Standards – IFRS) ed alle relative interpretazioni dell'International Financial Reporting Interpretations Committee (IFRIC) e dello Standing Interpretations Committee (SIC) omologati dalla Commissione Europea (di seguito, complessivamente, anche "IFRS").
I principi e criteri contabili applicati nel presente bilancio d'esercizio sono conformi a quelli adottati nella predisposizione secondo gli IFRS dei saldi di apertura al 1° gennaio 2005, del conto economico dell'esercizio 2005 e dello stato patrimoniale al 31 dicembre 2005 come indicato nella nota 32 "Transizione ai principi contabili internazionali (IFRS)", cui si rinvia anche per le scelte adottate dalla società in sede di prima applicazione.
Si fa presente che, per una migliore rappresentazione dei dati di bilancio relativi al 31 dicembre 2005, rispetto alla versione precedentemente approvata dal Consiglio di Amministrazione e pubblicata in allegato alla Relazione semestrale al 30 giugno 2006, sono state apportate delle modifiche agli schemi di bilancio presentati con la transizione ai principi contabili internazionali (IFRS).

Criteri di redazione

Il bilancio d'esercizio al 31 dicembre 2006 è costituito dallo Stato Patrimoniale, dal Conto Economico, dal Rendiconto Finanziario, dal Prospetto delle variazioni del patrimonio netto e dalle presenti Note esplicative ed integrative. Si precisa che lo Stato Patrimoniale è presentato con separata indicazione delle attività e passività correnti e non correnti, in quanto conforme alle modalità di gestione del business e del reporting interno. Il Conto Economico riflette una ripartizione dei costi secondo la loro natura, diversamente dal conto economico del bilancio consolidato presentato con ripartizione dei costi per destinazione. Nel corso dell'esercizio 2006 non sono stati rilevati componenti di reddito (positivi e/o negativi) derivanti da eventi o fatti il cui accadimento risulta non ricorrente. Il Rendiconto Finanziario è presentato utilizzando il metodo indiretto.
Il bilancio d'esercizio è redatto sulla base del principio del costo, modificato come richiesto per la validazione di alcuni strumenti finanziari, ed è presentato in euro. I valori inclusi negli schemi di bilancio sono espressi in euro, mentre i valori presenti nelle note sono espressi in migliaia di euro, salvo dove diversamente indicato.
Si precisa, infine, che con riferimento alla Delibera Consob n. 15519 del 27 luglio 2006 in merito agli schemi di bilancio, sono state inserite colonne aggiuntive negli schemi di Stato Patrimoniale, Conto Economico e Rendiconto Finanziario con evidenza dei rapporti con parti correlate.
Per parti correlate si intendono tutte le società controllate, direttamente o indirettamente, dalla Bulgari S.p.A..
Nel corso dell'esercizio non sono state rilevate operazioni atipiche o inusuali, così come definite dalla Consob nella comunicazione del 28 luglio 2006.

Divisa estera

I ricavi e i costi, le attività e le passività incluse nel bilancio sono espressi in euro, che rappresenta la valuta funzionale della Bulgari S.p.A.. Tutte le transazioni in valuta diversa dalla valuta funzionale sono rilevate al tasso di cambio in essere alla data dell'operazione. Le attività e le passività monetarie denominate in valuta diversa dalla valuta funzionale sono successivamente adeguate al tasso di cambio in essere alla data di chiusura di periodo presentato, con imputazione al conto economico. L'eventuale utile netto è accantonato in un'apposita riserva non distribuibile fino al suo realizzo. Le attività e le passività denominate in valuta ed iscritte a costo storico sono convertite utilizzando il tasso di cambio in vigore alla data di iniziale rilevazione dell'operazione.
I crediti e debiti in valuta estera coperti specificatamente dal rischio di cambio sono iscritti al cambio definito attraverso operazioni di copertura.

Aggregazioni di impresa

Tutte le aggregazioni di impresa sono rilevate utilizzando il metodo dell'acquisto ("purchase method") ove il costo di acquisto è pari al fair value alla data di scambio delle attività cedute, delle passività sostenute o assunte, più i costi direttamente attribuibili all'acquisizione. Tale costo è allocato rilevando le attività, le passività e le passività potenziali identificabili dell'acquisita, ai relativi fair value. L'eventuale eccedenza positiva del costo di acquisto rispetto al fair value della quota delle attività nette acquisite di pertinenza del Gruppo è contabilizzata come avviamento. L'eventuale differenza negativa ("avviamento negativo") è invece rilevata a conto economico al momento dell'acquisizione.

Immobili, impianti e macchinari

(i) Beni di proprietà
Gli immobili, impianti e macchinari sono rilevati al costo di acquisto, comprensivo degli oneri accessori di diretta imputazione.
Essi, sono iscritti nell'attivo patrimoniale solo nel caso in cui sia probabile che il loro uso genererà benefici economici futuri e il costo di tali attività sia determinabile in modo attendibile.
Il costo include:

a) il prezzo di acquisto (inclusi eventuali dazi all'importazione e tasse di acquisto non recuperabili) al netto di eventuali sconti commerciali ed abbuoni;
b) eventuali costi direttamente attribuibili per portare il bene nel luogo e nelle condizioni necessarie al funzionamento nel modo inteso dalla direzione aziendale.

I costi sostenuti successivamente all'acquisto sono rilevati come un aumento del valore contabile dell'elemento a cui si riferiscono, qualora siano probabili futuri benefici derivanti dal costo sostenuto per la sostituzione di una parte di un elemento di immobili, impianti e macchinari e il costo dell'elemento possa essere determinato attendibilmente. Tutti gli altri costi sono rilevati nel conto economico nell'esercizio in cui sono sostenuti.
Qualora parti significative di immobili, impianti e macchinari abbiano vita utile differente, tali componenti sono contabilizzati separatamente, applicando il metodo del costo sopra indicato.

(ii) Ammortamento
Successivamente alla loro rilevazione iniziale, gli immobili, impianti e macchinari sono iscritti al netto delle quote di ammortamento e di eventuali perdite di valore rilevate secondo le modalità indicate nel seguito.
L'ammortamento, che ha inizio quando l'immobile, impianto o macchinario è disponibile all'uso e cessa quando esso è ceduto o non si prevede produca più benefici futuri, è determinato in maniera sistematica per quote costanti sulla base della stimata utilità futura delle stesse.

La vita utile stimata viene riesaminata almeno con periodicità annuale.

Si riportano di seguito le principali aliquote di ammortamento:

Categoria	Vita utile (anni)
Impianti e macchinari	3-4
Attrezzature industriali e commerciali	6-7
Mobili e dotazioni d'ufficio	8
Arredi	6-7
Macchine elettroniche d'ufficio	5
Automezzi	4

Le migliorie apportate agli stabili in affitto sono iscritte al costo e vengono ammortizzate in base al minore tra la durata residua del contratto di affitto e la stimata vita utile futura.

Attività immateriali

(i) Altre attività immateriali
Le attività immateriali, iscritte nell'attivo patrimoniale solo nel caso in cui sia probabile che l'uso dell'attività genererà benefici economici futuri e il costo della stessa sia determinabile in modo attendibile, sono rilevate al costo di acquisto, comprensivo degli oneri accessori di diretta imputazione.

I costi di ricerca sono addebitati a conto economico quando sostenuti. I costi di sviluppo sono capitalizzati solo se sia dimostrabile che l'attività è in grado di produrre benefici economici futuri.

I costi sostenuti successivamente all'acquisto sono rilevati come un aumento del valore contabile dell'attività a cui si riferiscono, qualora siano probabili futuri benefici per la società e il costo dell'attività possa essere determinato attendibilmente. Tutti gli altri costi sono rilevati nel conto economico nell'esercizio in cui sono sostenuti.

(ii) Ammortamento
Successivamente alla loro rilevazione iniziale, le attività immateriali a vita utile definita sono iscritte al netto delle quote di ammortamento e di eventuali riduzioni di valore rilevate secondo le modalità indicate nel seguito. L'ammortamento, che ha inizio quando l'attività è disponibile per l'uso e cessa quando essa è ceduta o non si prevede produca più benefici futuri, è determinato in maniera sistematica sulla base della prevista utilità futura delle stesse, riesaminata con periodicità annuale.

Al contrario, le eventuali attività immateriali a vita utile indefinita, non sono ammortizzate ma iscritte al netto di eventuali perdite di valore determinate secondo le modalità descritte nel seguito.

Si riportano di seguito le principali aliquote di ammortamento:

Categoria	Vita utile (anni)
Costi di sviluppo	max 5
Diritti di brevetto industriale e utilizz. opere dell'ingegno	3-7
Concessioni, marchi e licenze	max 5
Immobilizzazioni in corso	–
Spese subentro locali ed altro	durata contratto

Le attività immateriali, interamente ammortizzate al 31 dicembre 2006, attualmente ancora in uso sono relative a software applicativo.

Perdite di valore

A ciascuna data di chiusura del periodo presentato, gli immobili, impianti e macchinari, le attività immateriali e le partecipazioni in imprese controllate sono analizzate al fine di identificare indicatori di eventuali riduzioni di valore. Nel caso in cui esista un'indicazione di riduzioni di valore, viene determinato il valore recuperabile di tale attività. Il valore recuperabile delle attività immateriali con vita utile indefinita, quando presenti, è comunque stimato almeno una volta all'anno.
Il valore recuperabile è rappresentato dal maggiore tra il *fair value,* al netto dei costi di vendita, e il valore d'uso. In assenza di un accordo di vendita vincolante, il *fair value* è stimato sulla base dei valori espressi da un mercato attivo, da transazioni recenti ovvero sulla base delle migliori informazioni disponibili per riflettere l'ammontare che l'impresa potrebbe ottenere dalla vendita del bene.

Il valore d'uso è definito sulla base dell'attualizzazione dei flussi di cassa futuri attesi dall'utilizzo del bene, al lordo delle imposte, applicando un tasso di sconto ante imposte che riflette le variazioni correnti di mercato del valore temporale del denaro e dei rischi dell'attività. Per un'attività che non genera flussi finanziari ampiamente indipendenti, il valore recuperabile è determinato in relazione alla "cash generating unit" cui tale attività appartiene.

Una riduzione di valore è riconosciuta nel conto economico qualora il valore di iscrizione dell'attività, o della relativa "cash generating unit" a cui essa è allocata, è superiore al valore recuperabile. Le perdite di valore di *cash generating unit* sono imputate in primo luogo a riduzione del valore contabile dell'eventuale avviamento attribuito e, quindi, a riduzione delle altre attività, in proporzione al relativo valore contabile.

Le perdite di valore sono ripristinate, nei limiti del valore contabile che si sarebbe determinato qualora la perdita di valore non fosse stata mai registrata o quando vi sia stato un cambiamento nelle stime utilizzate per determinare il valore recuperabile.

Strumenti Finanziari

(i) Partecipazioni in imprese controllate
Le partecipazioni in imprese controllate sono iscritte al costo rettificato in presenza di perdite di valore.
La differenza positiva, emergente all'atto dell'acquisto, tra il costo di acquisizione e la quota di patrimonio netto a valori correnti della partecipata di competenza della società è, pertanto, inclusa nel valore di carico della partecipazione.
Le partecipazioni in imprese controllate sono sottoposte ogni anno, o se necessario più frequentemente, a verifica circa eventuali perdite di valore. Qualora esistano evidenze che tali partecipazioni abbiano subito una perdita di valore, la stessa è rilevata nel conto economico come svalutazione. Nel caso l'eventuale quota di pertinenza della società delle perdite della partecipata ecceda il valore contabile della partecipazione, si procede ad azzerare il valore della partecipazione e la quota delle ulteriori perdite è rilevata come fondo nel passivo. Qualora, successivamente, la perdita di valore venga meno o si riduca, è rilevato a conto economico un ripristino di valore nei limiti del costo.

(ii) Altre attività finanziarie
Le attività finanziarie per cui esiste l'intenzione e la capacità di essere mantenute fino alla scadenza sono iscritte al costo (rappresentato dal fair value del corrispettivo iniziale dato in cambio) incrementato dei costi di transazio-

ne (es. commissioni, consulenze, etc.). Successivamente alla rilevazione iniziale, tali attività finanziarie sono valutate con il criterio del costo ammortizzato, utilizzando il metodo del tasso d'interesse effettivo originale.
I crediti commerciali sono iscritti al costo ammortizzato, al netto di eventuali perdite di valore. Le perdite di valore sono determinate sulla base del valore attuale dei flussi di cassa futuri attesi, attualizzati sulla base del tasso di interesse effettivo originale.
I crediti commerciali la cui scadenza rientra nei normali termini commerciali, non sono attualizzati.

Le disponibilità liquide comprendono i valori numerari che possiedono i requisiti della disponibilità a vista o a brevissimo termine, del buon esito e dell'assenza di spese per la riscossione.

(iii) Altre passività finanziarie
Le altre passività finanziarie, inclusi i debiti commerciali sono iscritti al costo ammortizzato, utilizzando il metodo del tasso d'interesse effettivo originale.

(iv) Azioni proprie
Le azioni proprie sono iscritte, al costo, a riduzione del patrimonio netto. Gli utili e le perdite derivanti da eventuali vendite successive sono rilevati come movimenti di patrimonio netto.

Rimanenze

Le rimanenze di magazzino sono iscritte al minore tra il costo di acquisto o di produzione e il valore netto di presumibile realizzo, al netto dei costi stimati di completamento e dei costi necessari per realizzare la vendita.
Le giacenze di prodotti finiti, costituite da pezzi unici, sono valutate in base alla specifica identificazione del costo.
Al fine di determinare il valore netto di presumibile realizzo, il valore di eventuali merci obsolete o di lento rigiro viene svalutato in relazione alla previsione di utilizzo/realizzo netto futuro, mediante l'iscrizione di un apposito fondo rettificativo a riduzione del valore delle rimanenze stesse.

Fondi per rischi ed oneri

Gli stanziamenti ai fondi rischi ed oneri sono rilevati quando si è in presenza di un'obbligazione attuale (legale o implicita) che deriva da un evento passato e qualora sia probabile un esborso di risorse per soddisfare l'obbligazione, e riflettono una stima realistica dell'onere da sostenere, sulla base degli elementi disponibili.

Quando l'effetto finanziario del tempo è significativo e le date di pagamento delle obbligazioni sono attendibilmente stimabili, gli accantonamenti sono determinati attualizzando i flussi finanziari futuri attesi ad un tasso di sconto al lordo delle imposte che riflette la valutazione corrente del mercato del costo del denaro in relazione al tempo e, se applicabile, il rischio specifico applicabile all'obbligazione.
Le variazioni di stima sono riflesse nel conto economico del periodo in cui la variazione è avvenuta.

Benefici per i dipendenti

I benefici a breve termine per i dipendenti, quali salari, stipendi e contributi per oneri sociali, assenze retribuite e ferie annuali dovuti entro i 12 mesi dalla chiusura dell'esercizio e tutti gli altri benefici in natura sono rilevati nel periodo in cui il servizio è reso dal dipendente.
I benefici garantiti ai dipendenti, erogati in coincidenza o successivamente alla cessazione del rapporto di lavoro attraverso programmi a benefici definiti, sono riconosciuti nel periodo di maturazione del diritto.

La passività relativa ai programmi a benefici definiti, al netto delle eventuali attività al servizio del piano, è determinata sulla base di ipotesi attuariali utilizzando il metodo della proiezione unitaria del credito ed è rilevata per competenza coerentemente alle prestazioni di lavoro necessarie per l'ottenimento dei benefici; la valutazione della passività è effettuata da attuari indipendenti.

Gli utili e le perdite attuariali derivanti da variazioni delle ipotesi attuariali utilizzate o da modifiche delle condizioni del piano sono rilevati a conto economico se e nei limiti in cui il loro valore netto non rilevato al termine dell'esercizio precedente eccede il maggior valore tra il 10% della passività relativa al programma e il 10% del fair value delle attività al suo servizio (c.d. metodo del corridoio).
In sede di prima adozione degli IFRS, la società ha deciso di iscrivere tutti gli utili e le perdite attuariali cumulati esistenti al 1 gennaio 2005, pur avendo scelto di utilizzare il "metodo del corridoio" per gli utili e le perdite attuariali successive.

Ricavi e costi

I ricavi delle vendite e delle prestazioni di servizi sono rilevati nella misura in cui è probabile che i relativi benefici economici saranno fruiti dalla società ed è possibile determinarne in modo attendibile l'ammontare.

In particolare, i ricavi della vendita di beni e dalla prestazione di servizi sono rilevati quando i rischi significativi ed i benefici connessi alla proprietà dei beni sono trasferiti all'acquirente e quando i servizi sono resi.

Gli oneri ed i proventi finanziari sono rilevati per competenza sulla base degli interessi maturati sul valore netto delle relative attività e passività finanziarie utilizzando il tasso di interesse effettivo.

I dividendi sono rilevati quando è stabilito il diritto degli azionisti a ricevere il pagamento, ossia all'atto della delibera da parte dell'Assemblea dei Soci.

Imposte

Le imposte correnti sul reddito sono determinate sulla base di una realistica previsione dell'onere di imposta di periodo di ciascuna società inclusa nell'area di consolidamento, in conformità alle aliquote e alle disposizioni vigenti, o sostanzialmente in vigore, alla data di chiusura del periodo di ciascun Paese.

Il debito previsto è rilevato nello Stato Patrimoniale alla voce "Debiti per imposte correnti", al netto di eventuali acconti versati, ovvero nella voce "Crediti per imposte correnti", qualora il saldo risulti positivo.

Le imposte differite e le imposte anticipate sono calcolate sulla base delle differenze temporanee tra i valori delle attività e delle passività iscritte nel bilancio consolidato e i corrispondenti valori riconosciuti ai fini fiscali, considerando le aliquote fiscali che si prevede, sulla base di norme in vigore o sostanzialmente in vigore alla data di bilancio, saranno applicabili nell'esercizio in cui tali differenze si annulleranno.
Le attività derivanti da imposte anticipate sono rilevate nella misura in cui è probabile che sia disponibile un reddito imponibile futuro a fronte del quale possano essere recuperate; tale recuperabilità viene riesaminata ad ogni chiusura di periodo.
Sono inoltre stanziate imposte differite passive su utili non distribuiti alla fine del periodo nel caso in cui, all'atto della distribuzione, tali utili saranno soggetti a tassazione.

Le attività e le passività fiscali, correnti e differite, sono compensate quando le imposte sono applicate dalla medesima autorità fiscale e quando vi è un diritto legale di compensazione.

Consolidato Fiscale

In seguito a quanto disposto dal D.Lgs. 12 dicembre 2003, n. 344, che ha introdotto il regime fiscale di tassazione di gruppo denominato "Consolidato Fiscale", la Bulgari S.p.A. ha formalizzato con le controllate Bulgari Italia S.p.A., Bulgari Gioielli S.p.A., Bulgari Parfums Italia S.p.A., Bulgari Retail USA S.r.l, Crova S.p.A. e, dall'esercizio 2006, Bulgari Accessori s.r.l. l'accordo relativo all'esercizio congiunto dell'opzione per il regime fiscale del "Consolidato nazionale" per il triennio 2004-2006, definendo tutti i reciproci obblighi e responsabilità (cd. "Regolamento"). Tali accordi risultano rinnovati per il triennio 2007-2009.
Conseguentemente, la società ha riflesso in bilancio i rapporti patrimoniali relativi alla fiscalità corrente ed, eventualmente, differita IRES proveniente dalle società controllate nella voce "Altre attività correnti" o "Altre passività correnti" e le risultanze del processo di consolidamento fiscale nella voce "Crediti per imposte correnti" o "Debiti per imposte correnti", che rappresentano dunque l'esposizione verso l'erario del complesso delle società che hanno aderito a tale consolidato.
Rimane invariata la rilevazione della fiscalità differita e della fiscalità corrente IRAP.

Operazioni di pagamento basate su azioni

La società riserva piani di "stock option" a particolari categorie di dipendenti ed all'Amministratore Delegato come remunerazione delle prestazioni rese.
Il costo di tali prestazioni è valutato con riferimento al *fair value* delle opzioni alla data di assegnazione.
Tale costo è riconosciuto a conto economico lungo il periodo tra la data di assegnazione e la data di maturazione dell'opzione ("*vesting period*"), tenendo conto della migliore previsione disponibile del numero di opzioni che verranno esercitate.

Uso di stime

La redazione del bilancio, richiede l'effettuazione da parte degli amministratori e della direzione aziendale di stime ed assunzioni che hanno effetto sui valori delle attività e delle passività della situazione contabile e sull'informativa relativa ad attività e passività potenziali alla data di riferimento. Le stime e le relative ipotesi si basano sulle esperienze pregresse e su altri fattori considerati ragionevoli nella fattispecie e sono state adottate per stimare il valore contabile delle attività e delle passività che non è facilmente desumibile da altre fonti. Le stime e le assunzioni sono riviste periodicamente e l'effetto di ogni variazione ad esse apportate sono riflesse a conto economico del periodo in cui avviene la revisione della stima se la revisione stessa ha effetti solo nel periodo, oppure nei periodi successivi se la revisione ha effetti sia sull'esercizio corrente, sia su quelli futuri. I risultati che si consuntiveranno potrebbero differire da tali stime, a causa dell'incertezza che caratterizza le ipotesi e le condizioni sulle quali le stime sono basate.
In particolare, le stime sono utilizzate per la rilevazione degli accantonamenti per rischi su crediti, per la valutazione dell'eventuale perdita di valore di attività materiali ed immateriali, per gli ammortamenti, per la valutazione dei benefici garantiti ai dipendenti e per i piani di stock option, per la rilevazione delle imposte e per la valutazione dei fondi rischi ed oneri e di altre passività potenziali, nonché per la valutazione di strumenti derivati.

Gestione dei rischi

(i) Rischio di credito
La società non presenta significativi rischi di credito in funzione della natura dell'attività svolta in relazione alla quale taluni rischi sono limitati ai crediti per royalties verso terzi. I crediti commerciali sono rilevati in bilancio al netto della svalutazione calcolata sulla base del rischio di inadempienza della controparte, determinata considerando le informazioni disponibili sulla solvibilità del cliente e considerando i dati storici.

(ii) Rischio di liquidità
La società non è sottoposta a significativi rischi di liquidità. I flussi di cassa, le necessità di finanziamento e la liquidità della società è monitorata o gestita centralmente sotto il controllo della Tesoreria di Gruppo, con l'obiettivo di garantire un'efficace ed efficiente gestione delle risorse finanziarie.

(iii) Rischio di cambio e di tasso di interesse
Nell'esercizio della propria attività la società è esposta ad alcuni rischi di mercato, ed in particolare al rischio di oscillazione dei tassi di interesse e dei cambi.
Per minimizzare tali rischi vengono stipulati contratti derivati a copertura sia di specifiche operazioni, sia di esposizioni complessive, avvalendosi degli strumenti offerti dal mercato.
In particolare, al fine di ridurre il rischio della variazione di valore delle attività, delle passività e dei flussi di cassa attesi in valuta estera generati da operazioni future attese vengono utilizzati principalmente contratti "forward" e contratti "options".
Per minimizzare il rischio legato alla variazione dei tassi di interesse possono essere utilizzati "interest rate swap" e contratti "options".
Per la gestione della finanza e della tesoreria la società non pone in essere operazioni speculative e adotta specifiche procedure che prevedono il rispetto di criteri di prudenza.

Gli strumenti derivati di copertura, coerentemente con quanto stabilito dallo IAS 39, sono contabilizzati secondo le modalità stabilite per l'hedge accounting solo quando:

a) all'inizio della copertura esiste la designazione formale e la documentazione della relazione di copertura;
b) la copertura è altamente efficace;
c) l'efficacia può essere attendibilmente dimostrata.

Qualora uno strumento sia designato a copertura dell'esposizione alle variazioni di fair value degli strumenti oggetto di copertura (es. copertura della variabilità del fair value di finanziamenti a tasso variabile e di crediti e debiti in valuta), esso viene rilevato al fair value con imputazione degli effetti a conto economico; coerentemente gli strumenti oggetto di copertura sono adeguati per riflettere le variazioni del fair value associate al rischio coperto.

Quando uno strumento finanziario è designato a copertura dell'esposizione alla variabilità dei flussi di cassa delle operazioni oggetto di copertura (cash flow hedge; es. copertura della variabilità dei flussi di cassa di operazioni future attese per effetto delle oscillazioni dei tassi di cambio), gli utili e le perdite derivanti dalle variazioni di fair value dello strumento di copertura, sono contabilizzate direttamente a patrimonio netto per la parte efficace (l'eventuale parte inefficace è invece contabilizzata immediatamente a conto economico nella voce utili/perdite su cambi).
Gli importi, rilevati a patrimonio netto sono poi riflessi nel conto economico del periodo in cui i contratti e le transazioni previste manifestano i loro effetti a conto economico.

Le variazioni del fair value dei derivati che non soddisfano le condizioni per essere qualificati come di copertura sono rilevate a conto economico.

I derivati sono stati contabilizzati con data di negoziazione.

Contenuto e principali variazioni

Conto economico

1. Royalties

Le royalties sono rappresentate da:

(in migliaia di euro)

	2006	2005
– Royalties da parti correlate	58.296	48.082
– Royalties da società terze	12.096	8.474
Totale Royalties	**70.392**	**56.556**

I ricavi per la concessione del marchio risultano aumentati per 13.836 mila euro, rispetto all'esercizio precedente (+24% circa), e riflettono l'aumento dei volumi di vendita fatti registrare dalle società licenziatarie del marchio Bvlgari.
I ricavi per royalties da società terze comprendono i ricavi dei negozi esclusivi Bulgari in franchising e quelli percepiti dalla Luxottica S.p.A., per la commercializzazione degli occhiali, e dalla Rosenthal Italia S.r.l..

2. Ricavi per servizi

I ricavi per prestazioni di servizi, relativamente all'attività svolta a beneficio delle parti correlate sono tutti relativi alle società del Gruppo e regolati da specifici contratti. Sono stati pari a 2.990 mila euro ed hanno registrato un incremento, rispetto all'esercizio precedente, pari a 1.229 mila euro. Tale voce comprende servizi di natura legale, fiscale, finanziaria, di gestione del personale e contabile amministrativa.
Si riassume di seguito il dettaglio per società dei servizi prestati:

(in migliaia di euro)

	2006	2005
Bulgari Italia S.p.A.	697	667
Bulgari Gioielli S.p.A.	775	725
Bulgari Parfums S.A.	52	50
Bulgari Parfums Italia S.p.A.	270	243
Bulgari Retail USA S.r.l.	53	39
Bulgari Hotels and Resorts Milano s.r.l.	43	37
Bulgari Collection Internationale S.A.	1.100	–
Totale ricavi per prestazioni di servizi a parti correlate	2.990	1.761

Informativa di settore
Ai sensi della normativa di riferimento, essendo la società impegnata nella gestione delle partecipazioni del Gruppo, viene presentata una informativa di settore relativamente alla ripartizione dei ricavi per area geografica.

Ricavi per cessioni di beni e prestazioni di servizi per area geografica

(in migliaia di euro)

	Italia	U.E.	Europa Altro	America	Medio Oriente	Estremo Oriente	Giappone	Altro	Totale
Ricavi per la concessione del marchio:									
– da parti correlate	13.400	2.950	30.750	122		2.851	7.973	250	58.296
– da terzi	7.893	252	518	284	2.198	890		61	12.096
Totale ricavi per la concessione del marchio	**21.293**	**3.202**	**31.268**	**406**	**2.198**	**3.741**	**7.973**	**311**	**70.392**
Ricavi per prestazioni di servizi:									
– da parti correlate	1.890		1.100						2.990
– da terzi									–
Totale ricavi per prestazioni di servizi	**1.890**		**1.100**						**2.990**
Totale ricavi per cessioni e prestazioni	**23.183**	**3.202**	**32.368**	**406**	**2.198**	**3.741**	**7.973**	**311**	**73.382**

3. Altri ricavi e proventi diversi

Gli altri ricavi e proventi diversi sono rappresentati da:

(in migliaia di euro)

	2006	2005
– Altri ricavi verso parti correlate	7.165	5.940
– Altri ricavi verso terzi	551	1.460
Totale Altri ricavi e proventi diversi	**7.716**	**7.400**

Gli altri ricavi e proventi diversi registrano un incremento, rispetto all'esercizio precedente, pari a 316 mila euro. Tale voce è composta da ricavi operativi da società del Gruppo, oltre che da sopravvenienze attive e da altri ricavi.

I ricavi operativi da società del Gruppo, pari a 7.165 mila euro, sono principalmente riferiti al riaddebito di software applicativi e dei connessi costi di sviluppo ed implementazione per 4.945 mila euro, al riaddebito di costi per consulenze commerciali, tecniche, di marketing ed informatiche per 1.285 mila euro, ed ai ricavi da contratti di sublocazione degli uffici di Lungotevere Marzio in Roma, stipulati con la Bulgari Gioielli S.p.A., con la Bulgari Parfums Italia S.p.A., con la Bulgari Retail USA S.r.l. e con la Bulgari Italia S.p.A. per 395 mila euro. Tutti gli accordi con le società del Gruppo sono regolati da specifici contratti tra le parti.

I ricavi verso terzi, pari a 551 mila euro, sono principalmente relativi al riaddebito di costi sostenuti per le spese di gestione degli uffici operativi di Shanghai per 105 mila euro, ai servizi di consulenza relativi alla joint venture con il Gruppo Marriott nell'ambito del progetto Bulgari Hotels & Resorts per 134 mila euro, a ricavi su controversie per la difesa del marchio, pari a 187 mila euro e a sopravvenienze attive per 125 mila euro, relative ad insussistenza di costi accantonati in esercizi precedenti.

La seguente tabella evidenzia il dettaglio per società degli "Altri ricavi vs. parti correlate":

(in migliaia di euro)

Altri ricavi operativi da società del Gruppo	2006	2005
Bulgari Italia S.p.A.	450	338
Bulgari Gioielli S.p.A.	527	458
Bulgari International Corporation (BIC) N.V.	5	4
Bulgari Corporation of America Inc.	58	48
Bulgari Time (Switzerland) S.A.	391	305
Bulgari Japan Ltd.	2.092	2.118
Bulgari S.A.	111	81
Bulgari (Deutschland) Gmbh	217	185
Bulgari France S.A.S.	156	135
Bulgari Montecarlo S.A.M.	16	18
Bulgari Espana S.A. Unipersonal	158	133
Bulgari Parfums S.A.	204	144
Bulgari Parfums Italia S.p.A.	248	218
Bulgari Jewels S.A.	44	43
Bulgari South Asian Operations Pte Ltd.	144	126
Bulgari (UK) Ltd.	129	76
Bulgari Belgium S.A.	21	14
Bulgari Australia Pty. Ltd.	51	35
Bulgari (Malaysia) Sdn Bhd	20	18
Bulgari Global Operations S.A.	776	520
Bulgari Collection Internationale S.A.	26	25
Bulgari (Hong Kong) Ltd.	133	97
Bulgari (Taiwan) Ltd.	117	95
Bulgari Korea Ltd.	147	85
Bulgari Saint Barth S.a.S.	3	10
Bulgari Parfums Deutschland GMBH	11	14
Bulgari Retail USA S.r.l.	657	522
Crova S.p.A.	64	75
Bulgari Commercial (Shanghai) Company Ltd.	3	–
Bulgari Accessori S.r.l.	4	–
Opera SGR S.p.A.	4	–
Bulgari Hotels and Resorts Milano S.r.l.	1	–
Bulgari Hotels and Resorts Japan Ldt.	177	–
Totale ricavi operativi da società del Gruppo	**7.165**	**5.940**

4. Benefici per i dipendenti

Si evidenzia, di seguito, la movimentazione del personale dipendente nel corso dell'esercizio, suddivisa per categoria:

	Situazione al 2005	Entrate	Uscite	Passaggi categoria	Situazione al 2006	Media 2006	Media 2005
Dirigenti	29	4	(3)	1	31	30	30
Quadri	44	5	(6)	1	44	44	39
Impiegati	182	25	(20)	(1)	186	184	177
Operai	16	–	(1)	(1)	14	15	15
Totale	271	34	(30)	–	275	273	261

Costi del personale
I costi per benefici a dipendenti si riferiscono a:

(in migliaia di euro)

	2006	2005
– Salari e stipendi	16.956	14.476
– Oneri previdenziali e sociali	4.989	4.638
– Accantonamento per trattamento di fine rapporto	729	650
– Componente retributiva derivante da piani di Stock option	1.611	1.576
– Altri costi per il personale	722	645
Totale Costi per benefici a dipendenti	**25.007**	**21.985**

I costi per benefici a dipendenti sono pari a 25.007 mila euro e registrano, rispetto all'esercizio precedente, un incremento del 14% circa. Tale aumento è dovuto, in parte all'aumento delle retribuzioni corrisposte e dei premi di incentivazione da liquidare, in parte alle stock option riservate a particolari categorie di dipendenti ed in parte, all'incremento del numero medio del personale dipendente, passato dalle 261 unità dell'esercizio 2005 alle 275 unità dell'esercizio 2006.
La quota di accantonamento dell'esercizio è composta da 670 mila euro riferiti alla quota maturata sulle retribuzioni liquidate e da 59 mila euro riferite alla quota maturata sulle retribuzioni differite. Per quest'ultima la relativa contropartita è rappresentata nella voce "Altre passività correnti verso terzi".
La componente retributiva derivante dai piani di Stock Option si riferisce a quelli con sottostante azioni Bulgari S.p.A..

TFR e altri fondi relativi al personale
Il TFR, al netto dei relativi anticipi di 634 mila euro, al 31 dicembre 2006 è pari a 4.031 mila euro (3.786 mila euro al 31 dicembre 2005).

Piani a benefici definiti
L'obbligazione relativa al trattamento di fine rapporto al netto dei relativi anticipi, pari a 4.031 mila euro, è assimilabile ad un'obbligazione a benefici definiti, ed è stata determinata sulla base delle norme e dei contratti vigenti e sulla base di una valutazione effettuata da un attuario indipendente secondo il "metodo della proiezione unitaria del credito".

Si riportano di seguito le variazioni intervenute nel corso dell'anno rilevate nello stato patrimoniale:

(in migliaia di euro)

	2006	2005
TFR al 1 gennaio	3.786	3.615
Costo rilevato a conto economico (vedi sotto)	838	768
Versamenti	(613)	(597)
TFR al 31 dicembre	**4.011**	**3.786**

Si riportano di seguito le variazioni intervenute nel corso dell'anno rilevate nel conto economico:

(in migliaia di euro)

	2006	2005
Costo per prestazioni di lavoro	670	607
Oneri finanziari su attualizzazione TFR	168	161
Totale variazioni a conto economico	**838**	**768**

Le principali assunzioni utilizzate nella stima attuariale sono le seguenti:

Tasso annuo di attualizzazione	4,50%
Tasso annuo d'inflazione	2,00%
Tasso annuo d'incremento del costo del lavoro	3,00%

Pagamenti basati su azioni

La società ha in essere piani di stock option a favore dell'Amministratore Delegato e di alcune categorie di dirigenti. Le opzioni sono assegnate al prezzo medio ufficiale degli ultimi trenta giorni antecedenti alla data di assegnazione delle stesse. Il periodo di maturazione delle opzioni è variabile tra i 2 ed i 4 anni. Le opzioni potranno essere esercitate entro un periodo di 5 anni dalla data di maturazione.

In considerazione del fatto che tutti i piani in essere prevedono caratteristiche similari, le informazioni riportate di seguito sono presentate in forma aggregata.

La voce "Componente retributiva derivante da piani di Stock option" include il costo relativo ai piani di stock option esistenti alla data del 31 dicembre 2006, pari ad 1.611 mila euro. Tale costo è calcolato ad un fair value compreso tra 1,31 euro ed 1,96 euro per azione, secondo le modalità illustrate nella sezione "Principali principi contabili e criteri di valutazione".

I parametri utilizzati per la determinazione di questo costo, ossia per la determinazione del fair value delle opzioni alla data d'assegnazione, sono i seguenti:

– Dividend yield:	da 2,5 a 3,02%
– Stock price volatilità:	da 30 a 44%
– Tasso di interesse "Risk free":	da 2,6 a 3,95%
– Durata media attesa dell'opzione:	3,16 anni

In conformità a quanto previsto dall'Assemblea degli Azionisti tenutasi in data 28 aprile 2005 ed in base alla delibera del Consiglio di Amministrazione del 27 marzo 2006, in data 30 giugno 2006 sono state assegnate all'Amministratore Delegato 300.000 opzioni esercitabili da luglio 2007 e 300.000 opzioni esercitabili da luglio 2008, tutte al prezzo di 8,58 euro.

In data 30 giugno sono state inoltre assegnate ad alcuni componenti del management 142.000 opzioni esercitabili da luglio 2007, 142.000 opzioni esercitabili da luglio 2008, 100.500 opzioni esercitabili da luglio 2009 e 100.500 opzioni esercitabili da luglio 2010, tutte al prezzo compreso tra 8,58 e 9,32 euro.

Si riportano di seguito le informazioni relative all'evoluzione dei piani di stock option del 2006:

	N.ro opzioni	Prezzo medio di esercizio	Prezzo di mercato (*)
(1) Diritti esistenti al 1/1/2006	5.380.580	7,24	9,43
(2) Nuovi diritti assegnati nel periodo	1.085.000	8,58-9,32	8,82-8,87
(3) (Diritti esercitati nel periodo)	(560.480)	6,39	9,51
(4) (Diritti scaduti nel periodo)	(325.000)	11,29	9,51
(5) Diritti esistenti al 31/12/2006	7.351.060	7,35	10,04
(6) Di cui esercitabili al 31/12/2006	3.594.350	6,81	

Note: (5)= (1)+(2)+(3)+(4)

(*) Il prezzo di mercato è medio annuo per le quantità di opzioni di cui ai punti (3) e (4) e puntuale per i punti (1), (2) e (5).

La suddivisione per fascia di prezzo d'esercizio e vita residuale contrattuale, suddivisa tra Amministratore Delegato e altri dipendenti, è la seguente:

Fascia di prezzo	**Vita residua contrattuale**						
	< 2 anni			> 2 anni			
	A.D.	Altri	Totale	A.D.	Altri	Totale	**Totale**
<=2,0	–	–	–	–	–	–	–
< 2,0 > 5,0	300.000	20.250	320.250	900.000	356.750	1.256.750	**1.577.000**
> 5,0	600.000	243.600	843.600	1.800.000	1.359.500	3.159.500	**4.003.100**
Totale	900.000	263.850	**1.163.850**	2.700.000	1.716.250	**4.416.250**	**5.580.100**

	Di cui esercitabili al 31/12/06		
Fascia di prezzo	A.D.	Altri	**Totale**
<=2,0	–	–	–
< 2,0 > 5,0	1.200.000	278.000	**1.478.000**
> 5,0	1.500.000	616.350	**2.116.350**
Totale	2.700.000	894.350	**3.594.350**

5. Costi per servizi

I Costi per servizi si riferiscono a:

(in migliaia di euro)

	2006	**2005**
– Costi per servizi verso parti correlate	465	315
– Costi per servizi verso terzi	19.865	18.489
Totale Costi per servizi	**20.330**	**18.804**

I costi per servizi, al 31 dicembre 2006, ammontano a 20.330 mila euro e risultano aumentati, rispetto all'esercizio precedente, di 1.526 mila euro, di cui 1.376 mila euro relativi a costi per servizi terzi e 150 mila euro relativi a servizi vs. parti correlate.

Costi per servizi verso parti correlate

I costi per servizi verso parti correlate sono essenzialmente riferiti a riaddebiti di costi operativi sostenuti da società controllate.

La seguente tabella evidenzia il dettaglio per società di tale voce:

(in migliaia di euro)

Costi per servizi vs. parti correlate	2006	2005
Bulgari Italia S.p.A.	11	71
Bulgari Gioielli S.p.A.	–	7
Bulgari Corporation of America Inc.	33	28
Bulgari Japan Ltd.	31	3
Bulgari (Deutschland) Gmbh	66	70
Bulgari Espana S.A. Unipersonal	–	6
Bulgari Parfums S.A.	2	12
Bulgari Parfums Italia S.p.A.	1	2
Bulgari South Asian Operations Pte Ltd.	–	3
Bulgari (UK) Ltd.	75	48
Bulgari Global Operations S.A.	32	45
Bulgari (Taiwan) Ltd.	4	3
Bulgari Accessori S.r.l.	195	6
Bulgari Hotels and Resots Milano S.r.l.	15	11
Totale costi per servizi vs. parti correlate	465	315

Costi per servizi terzi

La tabella che segue mostra il dettaglio dei costi per servizi resi da terzi:

(in migliaia di euro)

Descrizione	2006	2005
Servizi esterni per consulenze tecniche, organizzative, legali, fiscali e amministrative	5.043	4.932
Emolumenti agli organi sociali	3.805	3.420
Servizi per il personale e per gli organi amministrativi	3.501	3.006
Spese per la difesa e il deposito marchi e modelli	1.036	797
Canoni noleggio	1.547	1.585
Canoni manutenzioni e spese di manutenzione e riparazione	1.484	1.086
Canoni di locazione	1.943	1.586
Spese per energia, telefoniche e comunicazione	846	846
Servizi di vigilanza e sicurezza	85	194
Assicurazioni	116	123
Spese dell'Ufficio Tecnico di Osservazione	202	315
Spese per pulizia locali	192	200
Altri servizi	65	399
Totale costi per servizi terzi	19.865	18.489

I costi per servizi terzi, che nell'esercizio 2006 hanno registrato un aumento pari a 1.376 mila euro, sono principalmente riferiti a:

– costi per servizi esterni, pari a 5.043 mila euro, registrano un incremento, rispetto all'esercizio precedente, di 111 mila euro. Essi sono composti da costi sostenuti per consulenze fiscali, legali, commerciali ed amministrative, nonché da consulenze per l'organizzazione e sviluppo, la formazione e la selezione e ricerca del personale;

– emolumenti agli organi sociali, pari a 3.805 mila euro (3.420 mila euro nel 2005), comprendono i compensi agli amministratori per 3.618 mila euro, al lordo di oneri previdenziali, i compensi ai componenti il Collegio Sindacale

per 78 mila euro, i compensi al Comitato di Remunerazione per 37 mila euro ed al Comitato per il Controllo Interno per 72 mila euro;

– costi per i servizi al personale e per gli organi amministrativi, pari a 3.501 mila euro (3.006 mila euro nel 2005) risultano aumentati di 495 mila euro. Essi comprendono i costi e i rimborsi delle spese di viaggio del personale dipendente in missione e dei membri del Consiglio di Amministrazione;

– spese per la difesa e il deposito del marchio e dei modelli, pari a 1.036 mila euro, contro 797 mila euro del precedente esercizio, registrano un incremento di 239 mila euro.

– i canoni di noleggio delle autovetture aziendali e quelli di macchine d'ufficio, pari a 1.547 mila euro (1.585 mila euro nell'esercizio precedente) registrano invece un decremento di 38 mila euro;

– i canoni di manutenzione e le spese di manutenzione e riparazione sono pari a 1.484 mila euro e risultano incrementati di 398 mila euro rispetto all'esercizio precedente. In particolare, i canoni di manutenzione relativi a software applicativi risultano per 846 mila euro, mentre i canoni relativi ad hardware risultano per 270 mila euro. In tale posta sono inoltre comprese le spese di manutenzione e riparazione di impianti e macchine per ufficio per 288 mila euro;

– i canoni di locazione degli immobili adibiti a sede legale e a Direzione generale ed amministrativa della società e i relativi costi accessori sono pari a 1.943 mila euro e risultano aumentati, rispetto all'esercizio precedente, per 357 mila euro.

Compensi agli Amministratori e ai Sindaci in carica al 31/12/2006 (*)
(dati in migliaia di euro)

Soggetto	Descrizione carica		Compensi		
Cognome e nome	Carica ricoperta	Durata della carica	Emolumenti per la carica	Bonus e altri incentivi	Altri compensi (cfr. nota 1)
Paolo Bulgari	Presidente Bulgari S.p.A.	2004-2006	181		52 [a]
Nicola Bulgari	Vice Presidente Bulgari S.p.A.	2004-2006	104		52 [a]
Francesco Trapani	Amm. Delegato Bulgari S.p.A.	2004-2006	3.187	Cfr. tabella Stock options	81 [a]
Giuseppe Ansaldo	Consigliere Bulgari S.p.A.	2004-2006	26		15 [c]
Giulio Figarolo Di Gropello	Consigliere Bulgari S.p.A.	2004-2006	26		20 [d]
Francesco Ago	Consigliere Bulgari S.p.A.	2004-2006	26		10 [c] 20 [d]
Zanchi Roberto	Consigliere Bulgari S.p.A.	2004-2006	26		10 [c] 25 [d]
Maurizio De Magistris	Pres. Collegio Sindacale Bulgari S.p.A.	2005-2007	34		27 [b]
Stefania Libori	Sindaco Effettivo Bulgari S.p.A.	2005-2007	22		17 [b]
Francesco M. Bonifacio	Sindaco Effettivo Bulgari S.p.A.	2005-2007	22		17 [b]

(*) Gli importi riportati in tabella sono riferiti ai compensi registrati o accantonati nell'esercizio e seguono quindi il criterio della competenza.

(1) Altri compensi erogati per la carica ricoperta come:

[a]: Consigliere di altre Società facenti parte del Gruppo Bulgari

[b]: Presidente di Collegio Sindacale o Sindaco effettivo di altre società facenti parte del Gruppo Bulgari

[c]: Presidente o membro del Comitato di Remunerazione

[d]: Presidente o membro del Comitato di Controllo

6. Spese di pubblicità e promozione

Le spese di pubblicità e promozione sono state così distinte:

(in migliaia di euro)

	2006	2005
– Spese di pubblicità e promozione verso parti correlate	14.910	10.135
– Spese di pubblicità e promozione verso terzi	9.470	8.886
Totale Spese di pubblicità e promozione	**24.380**	**19.021**

Le spese di pubblicità e di promozione, pari a 24.380 mila euro, contro 19.021 mila euro registrati al 31 dicembre dell'anno precedente, risultano aumentate di 5.359 mila euro.
L'incremento registrato nell'esercizio è dovuto sostanzialmente al contributo riconosciuto sulla base di specifici accordi e criteri di calcolo, alla partecipazione di alcuni costi tipici sostenuti, come ad esempio i costi di affitto, dei negozi cosiddetti "Flagship stores", negozi di particolari dimensioni localizzati in aree ritenute di particolare interesse commerciale fra le più prestigiose al mondo. Tali accordi, per l'esercizio 2006, sono stati sottoscritti con la Bulgari Retail USA S.r.l. (3.702 mila euro), con la Bulgari UK Ltd. (1.771 mila euro) e con la Bulgari (Deutschland) Gmbh (324 mila euro).
Relativamente alle spese di pubblicità e promozione sostenute verso il Gruppo, si informa che, anche per l'esercizio 2006, la società ha partecipato alle spese sostenute nei diversi mercati commerciali, attraverso dei contributi pubblicitari riconosciuti alle società del Gruppo di vendita al dettaglio, per un ammontare pari a 8.540 mila euro.
La seguente tabella evidenzia il dettaglio per società di tale voce:

(in migliaia di euro)

Spese di pubblicità e promozione verso il Gruppo	Contrib. pubblicitario	Altro support budget	Totale
Bulgari Italia S.p.A.	599	216	815
Bulgari Corporation of America Inc.	–	61	61
Bulgari Japan Ltd.	1.455	45	1.500
Bulgari S.A.	–	6	6
Bulgari (Deutschland) Gmbh	406	14	420
Bulgari France S.A.S.	584	5	589
Bulgari Espana S.A. Unipersonal	747	–	747
Bulgari Parfums S.A.	–	20	20
Bulgari South Asian Operation Ltd.	–	19	19
Bulgari (UK) Ltd.	592	59	651
Bulgari Australia Pty. Ltd.	101	–	101
Bulgari (Malaysia) Sdn Bhd	18	13	31
Bulgari Global Operations S.A.	–	28	28
Bulgari Asia Pacific Ltd.	449	17	466
Bulgari (Taiwan) Ltd.	418	25	443
Bulgari Korea Ltd.	301	–	301
Bulgari Saint Barth S.a.S.	9	–	9
Bulgari Retail USA S.r.l.	2.861	7	2.868
Bulgari Commercial (Shanghai) Ltd.	–	29	29
Bulgari Hotels and Resorts Milano S.r.l.	–	10	10
Totale Spese di pubblicità e promozione vs. il Gruppo	**8.540**	**574**	**9.114**

Le spese di pubblicità e promozione verso terzi risultano aumentate di 584 mila euro, rispetto all'esercizio precedente, e sono riferite a costi relativi ad attività di sponsorizzazione ed eventi a carattere internazionale, all'acquisto

di spazi pubblicitari su riviste nazionali ed internazionali e ad attività promozionale sviluppata attraverso produzioni cinematografiche nazionali ed internazionali tesi a promuovere e pubblicizzare il marchio Bvlgari nel mondo.

7. Ammortamenti, svalutazioni ed altri accantonamenti

Gli Ammortamenti, svalutazioni ed altri accantonamenti in dettaglio si riferiscono a:

(in migliaia di euro)

	2006	2005
– Ammortamento attività immateriali	4.675	3.038
– Ammortamento immobili, impianti e macchinari	1.613	1.669
– Svalutazione attività immateriali	–	86
– Altri accantonamenti	369	9
Totale Ammortamenti, svalutazioni ed altri accantonamenti	**6.657**	**4.802**

La voce Ammortamenti, svalutazioni ed altri accantonamenti ha registrato, nell'esercizio 2006, un incremento pari a 1.855 mila euro dovuto all'aumento degli ammortamenti delle attività immateriali cresciute, rispetto all'esercizio precedente, di 1.637 mila euro. Tale incremento è essenzialmente dovuto ai maggiori ammortamenti calcolati sui costi di licenza software applicati e dei relativi costi di sviluppo.
Gli ammortamenti di immobili, impianti e macchinari stanziati hanno invece registrato un decremento, rispetto all'esercizio 2005, pari a 56 mila euro.
La voce svalutazione delle attività immateriali, che al 31 dicembre 2006 è pari a zero, nell'esercizio precedente era riferita alla svalutazione di un software applicativo non più utilizzato.
Gli altri accantonamenti, pari a 369 mila euro, sono riferiti a probabili costi futuri relativi a controversie con personale dimissionario, calcolati sulla base della migliore stima disponibile.

8. Altri oneri diversi operativi

Gli altri oneri diversi operativi sono stati così distinti:

(in migliaia di euro)

	2006	2005
– Altri oneri operativi verso parti correlate	–	7
– Altri oneri operativi verso terzi	3.111	3.729
Totale Altri oneri diversi operativi	**3.111**	**3.736**

La voce Altri oneri diversi operativi registra, al 31 dicembre 2006, un decremento pari a 625 mila euro rispetto allo stesso periodo dell'esercizio precedente, dovuto essenzialmente agli altri oneri operativi vs. terzi.

Gli altri oneri operativi verso parti correlate presentano, a fine periodo 2006, un saldo pari a zero, mentre al 31 dicembre dell'esercizio 2005 tale voce era stata pari a 7 mila euro.

Gli altri oneri operativi verso terzi, pari a 3.111 mila euro, sono costituiti principalmente da imposte indeducibili su proventi da royalties, pagate all'estero in via definitiva e non recuperabili (1.221 mila euro), dalle commissioni e dai diritti riconosciuti ai depositari Monte Titoli (170 mila euro), dalle spese postali e di spedizione (155 mila

euro), da costi per cancelleria e materiali di consumo vari (141 mila euro), dai diritti di quotazione dovuti al Consiglio di Borsa (124 mila euro), da costi per la gestione delle autovetture aziendali (121 mila euro) e da sopravvenienze passive (622 mila euro). Le sopravvenienze passive sono relative principalmente a costi non di competenza registrati nell'esercizio 2006 oltre che da sopravvenienze derivanti da rettifiche di accantonamenti di imposte 2005 calcolate nell'ambito del consolidato fiscale.
Sono, inoltre, inclusi in questa voce i costi di libri e pubblicazioni, i costi per quote associative nonché altri oneri quali le imposte, bolli e tasse comunali e tutte le altre spese connesse alla gestione dell'azienda.

9. Proventi (oneri) finanziari

I proventi (oneri) finanziari sono rappresentati da:

(in migliaia di euro)

	2006	2005
– Dividendi	91.893	65.000
– Altri proventi finanziari	3.617	3.303
– Oneri e interessi finanziari	(2.094)	(1.522)
– Utili (perdite) su cambi	110	(32)
Totale Proventi (oneri) finanziari	**93.526**	**66.749**

Proventi finanziari

I proventi finanziari sono rappresentati da:

(in migliaia di euro)

	2006	2005
Dividendi	91.893	65.000
Altri proventi finanziari da parti correlate:		
Interessi attivi	3.280	3.039
Proventi da commissioni su fidejussioni	165	157
Altri ricavi finanziari	17	–
Totale altri proventi finanziari da parti correlate	3.462	3.196
Altri proventi finanziari da terzi:		
Interessi attivi su c/c bancari	99	46
Altri interessi verso la Pubblica Amministrazione	15	35
Premi attivi su operazioni finanziarie a termine	41	26
Totale altri proventi finanziari da terzi	155	107
Totale proventi finanziari	**95.510**	**68.303**

I dividendi incassati dalla società nell'esercizio 2006 sono stati pari a 91.893 mila euro e risultano incrementati, rispetto allo stesso periodo dell'anno precedente, di 26.893 mila euro. Essi sono relativi alla distribuzione dei dividendi delle seguenti società controllate:

- Bulgari International Corporation (BIC) N.V. per 75.000 mila euro;
- Bulgari Gioielli S.p.A. per 10.402 mila euro;
- Crova S.p.A. per 6.491 mila euro.

I dividendi al 31 dicembre 2005 erano invece riferiti soltanto alla Bulgari International Corporation (BIC) N.V..

Gli interessi attivi da parti correlate sono relativi a interessi maturati dalla gestione centralizzata della tesoreria di Gruppo e dai finanziamenti concessi dalla Bulgari S.p.A. a società controllate.

La seguente tabella evidenzia il dettaglio per società dei proventi finanziari da parti correlate:

(in migliaia di euro)

	2006	2005
Bulgari Italia S.p.A.	1.786	1.514
Bulgari Gioielli S.p.A.	509	771
Bulgari International Corporation (BIC) N.V.	-	72
Bulgari Japan Ltd.	67	89
Bulgari Parfums Italia S.p.A.	42	15
Bulgari Global Operations S.A.	671	505
Bulgari Operational Services ApS	88	68
Crova S.p.A.	1	-
Bulgari Retail USA S.r.l.	84	36
Bulgari Commercial (Shanghai) Ltd.	22	-
Bulgari Accessori S.r.l.	27	-
Bulgari Holding Europe B.V.	18	-
Bulgari Hotels & Resorts B.V.	35	15
Bulgari Hotels and Resorts Milano S.r.l.	112	111
Totale proventi finanziari da parti correlate	**3.462**	**3.196**

Gli altri proventi finanziari da terzi, pari a 155 mila euro, risultano aumentati di 48 mila euro e sono riferiti a premi attivi su operazioni finanziarie e ad interessi attivi su conti correnti bancari.

Oneri finanziari

Gli oneri finanziari sono rappresentati da:

(in migliaia di euro)

	2006	2005
Altri oneri finanziari da parti correlate:		
Interessi passivi	319	149
Altri oneri finanziari	17	-
Totale altri oneri finanziari da parti correlate	336	149
Altri oneri finanziari da terzi:		
Interessi passivi su c/c bancario	21	33
Interessi passivi su Finanziamenti concessi	1.326	1.024
Commissioni su Fidejussioni da Terzi	95	53
Commissioni e spese bancarie	72	76
Premi passivi su operazioni finanziarie	75	26
Oneri finanziari per attuarizzazione TFR	168	161
Totale altri oneri finanziari da terzi	1.757	1.373
Totale Altri oneri finanziari	**2.093**	**1.522**

Gli altri oneri finanziari da parti correlate risultano aumentati, rispetto all'esercizio precedente, per 187 mila euro e sono principalmente relativi ad interessi passivi, riconosciuti a società controllate, derivanti dalla gestione centralizzata della tesoreria di Gruppo e da finanziamenti passivi erogati alla società.

La seguente tabella mostra il dettaglio per società di tale voce:

(in migliaia di euro)

	2006	2005
Bulgari Gioielli S.p.A.	–	2
Bulgari International Corporation (BIC) N.V.	46	–
Bulgari Parfums Italia S.p.A.	2	1
Bulgari Global Operations S.A.	185	92
Crova S.p.A.	86	54
Bulgari Retail USA S.r.l.	17	–
Totale oneri finanziari verso parti correlate	**336**	**149**

Gli altri oneri finanziari da terzi hanno registrato un incremento, rispetto all'importo esposto allo stesso periodo dell'anno precedente, pari a 384 mila euro.
Nell'esercizio 2006, la disponibilità finanziaria di inizio esercizio è stata utilizzata in parte per il pagamento dei dividendi e in parte in investimenti finanziari. Il fabbisogno determinatosi ha generato, rispetto al passato esercizio, un incremento degli interessi passivi dovuti a fronte di finanziamenti con Istituti di credito. Anche i costi per commissioni e fideiussioni ricevute da terzi e per premi pagati su operazioni finanziarie sono cresciuti rispetto al 2005.

Utile (perdite) su cambi
Gli utili (perdite) su cambi sono di seguito rappresentati:

(in migliaia di euro)

	2006	2005
– Differenze positive di cambio	2.718	3.054
– Differenze negative di cambio	(2.608)	(3.086)
Totale Utili (perdite) su cambio	**110**	**(32)**

Il saldo netto esposto al 31 dicembre 2006 evidenzia un utile netto su cambi pari a 110 mila euro contro una perdita netta pari a 32 mila euro, registrata allo stesso periodo dell'esercizio precedente.
Le differenze di cambio derivano principalmente da operazioni di natura commerciale ed operazioni finanziarie. La società svolge un'attenta politica di copertura sul rischio di cambio, attraverso strumenti derivati, dei crediti e debiti espressi in valuta estera.
I valori riferiti agli utili e perdite su cambio, esposti in tabella, sono anche legati all'attività finanziaria volta alla copertura del rischio di cambio dei crediti in valuta per royalties e per crediti e debiti finanziari, effettuata attraverso l'utilizzo di strumenti derivati. Per ulteriori dettagli si rimanda alla nota 31 "Strumenti finanziari derivati".

10. Rivalutazione (svalutazione) di attività finanziarie

Le rivalutazioni (svalutazioni) di attività finanziarie sono rappresentate da:

(in migliaia di euro)

	2006	2005
Perdite di valore su partecipazioni	(874)	(2.653)
Totale Rivalutazione (svalutazione) di attività finanziarie	**(874)**	**(2.653)**

Nell'esercizio 2006 è stata rilevata una rettifica di attività finanziarie, pari a 874 mila euro, relativa alla partecipazione detenuta nella Bulgari Luxembourg S.A.. L'esercizio precedente aveva visto una ulteriore svalutazione di partecipazione, pari a 2.653 mila euro, riferita alla stessa società.

Per il commento, si rimanda alla voce "Partecipazioni in imprese controllate" dell'attivo dello Stato Patrimoniale.

11. Imposte correnti e differite

Le imposte correnti e differite sono così rappresentate:

(in migliaia di euro)

	2006	2005
Imposte correnti per IRES	7.280	–
Imposte correnti per IRAP	1.404	950
Imposte differite	5.201	1.524
Imposte da consolidato fiscale	528	(111)
Totale Imposte correnti e differite	**14.413**	**2.363**

Il saldo relativo a questa voce presenta un risultato netto pari a 14.413 mila euro, come sopra dettagliato.
L'accantonamento effettuato ai fini IRES per l'esercizio 2006 ha generato imposte correnti per 7.280 mila euro, al lordo delle imposte attive e passive trasferite dalle società controllate che aderiscono al Consolidato Fiscale Nazionale.
Le imposte differite nette accantonate sugli ammortamenti fiscali calcolati sono state pari a 5.201 mila euro (1.524 mila euro nel 2005).
Le imposte stanziate per IRAP sono pari a 1.404 mila euro contro 950 mila euro al 31 dicembre 2005.
La riconciliazione tra l'onere fiscale iscritto in bilancio e l'onere fiscale teorico, determinato sulla base delle aliquote fiscali teoriche vigenti, è la seguente:

	2006	2005
Aliquota ordinaria applicabile IRES	**33,00%**	**33,00%**
Effetto delle variazioni in aumento (diminuzione):		
– Costi indeducibili	2,83%	4,74%
– Redditi esenti ed altri oneri fiscalmente deducibili	(0,59%)	(0,86%)
– Dividendi	(21,70%)	(33,15%)
– Utilizzo perdite fiscali pregresse	(0,19%)	(1,10%)
– Imposte anticipate iscritte su perdite fiscali di esercizi precedenti	–	(0,67%)
– Adeguamento fondo imposte differite su differenze temporali pregresse	0,22%	–
Aliquota effettiva IRES	**13,57%**	**1,96%**
– Effetto IRAP *(corrente e differita)*	1,72%	1,89%
Totale aliquota fiscale effettiva	**15,29%**	**3,85%**

Stato patrimoniale

12. Immobili, impianti e macchinari

Il dettaglio degli immobili, impianti e macchinari ed i relativi movimenti sono così costituiti:

(in migliaia di euro)

	Impianti e macchinari	Attrezzature ind.li e comm.li	Migliorie su stabili in affitto	Macchine elettroniche	Altro	Totale
Esercizio 2004						
Costo storico	1.406	519	4.224	5.149	1.838	13.136
Fondo ammortamento	(968)	(424)	(2.318)	(3.562)	(1.427)	(8.699)
Consistenza al 31/12/2004	**438**	**95**	**1.906**	**1.587**	**411**	**4.437**
Variazioni esercizio 2005						
Acquisizioni	262	4	778	955	165	2.164
Alienazioni				(19)	(2)	(21)
Ammortamenti	(252)	(22)	(499)	(753)	(141)	(1.667)
Svalutazioni			(299)			(299)
Utilizzo Fondo				(15)		(15)
Totale variazioni 2005	**10**	**(18)**	**(20)**	**168**	**22**	**177**
Esercizio 2005						
Costo storico	1.668	523	4.703	6.085	2.001	14.980
Fondo ammortamento	(1.220)	(446)	(2.817)	(4.300)	(1.568)	(10.351)
Consistenza al 31/12/2005	**448**	**77**	**1.886**	**1.785**	**433**	**4.629**
Variazioni esercizio 2006						
Acquisizioni	78		239	1.055	46	1.418
Alienazioni						
Ammortamenti	(239)	(19)	(445)	(790)	(120)	(1.613)
Svalutazioni						
Utilizzo Fondo						
Totale variazioni 2006	**(161)**	**(19)**	**(206)**	**265**	**(74)**	**(195)**
Esercizio 2006						
Costo storico	1.746	523	4.942	7.140	2.047	16.398
Fondo ammortamento	(1.459)	(465)	(3.262)	(5.090)	(1.688)	(11.964)
Consistenza al 31/12/2006	**287**	**58**	**1.680**	**2.050**	**359**	**4.434**

Gli immobili, impianti e macchinari, al 31 dicembre 2006, sono pari a 4.434 mila euro ed hanno registrato nell'esercizio un decremento netto di 195 mila euro rispetto al 31 dicembre 2005.

Essi risultano così costituiti:
Impianti e macchinari, pari a 287 mila euro, sono diminuiti di 161 mila euro e sono riferiti ad impianti di allarme e di comunicazione.
Attrezzature industriali e commerciali, pari a 58 mila euro, hanno registrato un decremento netto di 19 mila euro e sono riferite ad attrezzature e materiali accessori per l'allestimento di mostre e vetrine da esposizione.
Migliorie su stabili in affitto, pari a 1.680 mila euro, risultano decrementati di 206 mila euro e sono riferite a costi sostenuti per la ristrutturazione e l'adattamento dei locali degli uffici di Lungotevere Marzio 11 in Roma.

Macchine elettroniche, sono pari a 2.050 mila euro ed hanno registrato un incremento netto di 265 mila euro. Tale voce è relativa ai costi sostenuti per l'acquisto di apparecchiature elettroniche, server e stampanti.
Altri beni materiali, pari a 359 mila euro, hanno registrato un decremento netto di 74 mila euro e sono riferiti a mobili, arredi e macchine d'ufficio.

Al 31 dicembre 2006 non vi sono immobilizzazioni in corso né impegni contrattuali per l'acquisizione di immobili, impianti e macchinari di importo significativo.

Gli investimenti in immobili, impianti e macchinari effettuati nell'esercizio sono stati pari a 1.418 mila euro, mentre gli ammortamenti stanziati nel 2006 sono stati, complessivamente, pari a 1.613 mila euro.

Impianti e macchinari	25%-30%
Attrezzature industriali e commerciali	15%
Altri beni materiali:	
– Macchine elettoniche d'ufficio	20%
– Mobili e dotazioni d'ufficio	12%
– Automezzi	25%
– Arredi	15%

Le migliorie apportate agli stabili in affitto sono iscritte al costo e vengono ammortizzate in base al minore tra la durata residua del contratto di affitto e la stimata vita utile futura.
Le diverse aliquote di ammortamento della categoria impianti e macchinari si riferiscono rispettivamente agli impianti speciali di comunicazione ed agli impianti di allarme.
Si precisa che i beni relativi agli immobili, impianti e macchinari non sono soggetti a gravami ed ipoteche.
Si segnala, inoltre, che non sussistono restrizioni sulla titolarità e proprietà di immobili, impianti e macchinari impegnati a garanzia di passività.

13. Attività immateriali

Le attività immateriali sono state interamente acquisite all'esterno e non vi sono attività immateriali a vita utile indefinita.

Le principali categorie sono riepilogate nella seguente tabella ed evidenziano la composizione ed i movimenti di tale voce:

(in migliaia di euro)

	Concessioni, marchi e licenze	Diritti di brevetto industriale e, utilizz. opere d'ingegno	Immobilizzazioni in corso	Oneri pluriennali da ammortizzare	Totale
Esercizio 2004					
Costo storico	15	24.829	1.460	516	26.820
Fondo ammortamento	(3)	(17.606)	–	(100)	(17.709)
Consistenza al 31/12/2004	**12**	**7.223**	**1.460**	**416**	**9.111**
Variazioni esercizio 2005					
Acquisizioni	70	9.326	2.863		12.259
Riclassifiche			(2.239)		(2.239)
Ammortamenti	(9)	(2.986)		(43)	(3.038)
Svalutazioni		(270)			(270)
Utilizzo Fondo		(65)			(65)
Totale variazioni 2005	**61**	**6.005**	**624**	**(43)**	**6.647**
Esercizio 2005					
Costo storico	85	33.885	2.084	516	36.570
Fondo ammortamento	(12)	(20.527)	–	(143)	(20.682)
Consistenza al 31/12/2005	**73**	**13.358**	**2.084**	**373**	**15.888**
Variazioni 2006					
Acquisizioni		10.122	3.808		13.930
Riclassifiche			(3.193)		(3.193)
Ammortamenti	(10)	(4.622)		(43)	(4.675)
Svalutazioni					–
Utilizzo Fondo					–
Totale variazioni 2006	**(10)**	**5.500**	**615**	**(43)**	**6.062**
Esercizio 2006					
Costo storico	85	44.007	2.699	516	47.307
Fondo ammortamento	(22)	(25.149)	–	(186)	(25.357)
Consistenza al 31/12/06	**63**	**18.858**	**2.699**	**330**	**21.950**

Le attività immateriali sono pari a 21.950 mila euro e registrano un incremento netto di 6.062 mila euro nei confronti del valore esposto al 31 dicembre 2006.
Gli ammortamenti calcolati sono stati pari a 4.675 mila euro mentre gli incrementi registrati ammontano a complessivi 13.930 mila euro, di cui 3.193 mila euro relativi a immobilizzazioni in corso alla data del 31 dicembre 2005 entrati in produzione nel corso del 2006. Gli incrementi sono principalmente riferiti alla voce "diritti di brevetto industriale e di utilizzazione opere di ingegno" che sono aumentati complessivamnente di 10.122 mila euro (6.929 mila euro per investimenti dell'esercizio e 3.193 mila euro da immobilizzazioni in corso).
La voce *"Concessioni, licenze, marchi e diritti simili"*, pari a 63 mila euro, si riferisce ai costi per l'acquisizione dei diritti di creazione e del design di un modello di orologio.
La voce *"Diritti di brevetto industriale e diritti di utilizzazione delle opere di ingegno"*, pari a 18.858 mila euro, comprende i diritti relativi a software applicativo integrato, il cui utilizzo, anche a servizio delle altre società del Gruppo, è proporzionalmente riaddebitato sulla base di specifici contratti.
La voce *"Immobilizzazioni in corso e acconti"*, pari a 2.699 mila euro, è riferita a costi sostenuti per lo sviluppo

del software applicativo integrato a procedure che, alla data di chiusura del bilancio, erano ancora in fase di implementazione.
La voce *"Oneri pluriennali da ammortizzare"*, pari a 330 mila euro, è riferita principalmente ai costi sostenuti per il subentro nella locazione di nuovi locali per gli uffici amministrativi e della Direzione Generale, avvenuta nel corso dell'esercizio 2002, in Roma, Lungotevere Marzio 11.

14. Immobilizzazioni finanziarie

Le immobilizzazioni finanziarie sono così rappresentate:

(in migliaia di euro)

	2006	2005
– Partecipazioni in imprese controllate	191.251	122.114
– Altre attività finanziarie non correnti	21	26
Totale Immobilizzazioni finanziarie	**191.272**	**122.140**

Partecipazioni in imprese controllate
La seguente tabella evidenzia il dettaglio di tale voce:

Partecipazioni in imprese controllate	Quota di possesso	Saldo al 31/12/05	Incrementi	Decrementi	Saldo al 31/12/06
Bulgari Italia S.p.A.	100%	22.520			22.520
Bulgari Gioielli S.p.A.	100%	2.593			2.593
Bulgari Parfums Italia S.p.A.	100%	2.035			2.035
Bulgari International Corporation (BIC) N.V.	100%	50.675			50.675
Bulgari (Luxembourg) S.A.	100% (1)	254	620	874	–
Bulgari Hotels and Resorts Milano S.r.l.	3,25% (2)	179	65		244
Bulgari Portugal Accessorios de Luxo Lda.	100%	93			93
Bulgari Retail USA S.r.l.	100%	25.195	11.701		36.896
Crova S.p.A.	100%	17.885	1.084		18.969
Bulgari Accessori S.r.l.	100%	685			685
Bulgari Comm. (Shanghai) Co. Ltd	100%		5.973		5.973
Opera Sgr S.p.A.	50%		550		550
Bulgari Holding Europe BV	100%		50.018		50.018
Totale imprese controllate		**122.114**	**70.011**	**874**	**191.251**

(1) meno 1 azione posseduta dalla Bulgari International Corporation (BIC) N.V.
(2) Società posseduta indirettamente tramite Bulgari Hotels & Resorts B.V. al 61,75% (95% * 65%, partecipazione di Bulgari Hotels & Resorts B.V. in Bulgari Hotels & Resorts Milano S.r.l.) e indirettamente tramite Bulgari S.p.A. al 3,25%.

Il valore delle partecipazioni in imprese controllate, pari a 191.251 mila euro, registra un incremento netto, rispetto al 31 dicembre 2005, di 69.137 mila euro dovuto principalmente all'effetto netto dei versamenti in conto capitale a favore delle società controllate per 70.011 mila euro e a svalutazioni effettuate sulle partecipazioni possedute per 874 mila euro.
Nel corso dell'esercizio sono stati effettuati i seguenti investimenti:

- 5.973 mila euro per la costituzione della Bulgari Commercial (Shanghai) Ltd., società di diritto cinese partecipata interamente dalla Bulgari S.p.A.;

- 550 mila euro per la costituzione della società Opera SGR S.p.A., partecipata al 50% dalla Bulgari S.p.A., società di diritto italiano, per la gestione dei fondi di investimento Opera 1 e Opera 2;
- 50.018 mila euro per la costituzione della Bulgari Holding Europe B.V., con sede in Amsterdam, società di gestione di partecipazioni azionarie, partecipata al 100% dalla Bulgari S.p.A..
- 11.701 mila euro relativi ad un contributo in conto capitale a favore della Bulgari Retail USA S.r.l., destinato ad aumentare il fondo di dotazione presso la propria sede secondaria di New York.

Sono stati, infine, effettuati ulteriori operazioni sul capitale della Bulgari (Luxembourg) S.A., per 620 mila euro e della Bulgari Hotels & Resorts Milano S.r.l. per 65 mila euro. Infine, sono stati versati 1,1 milioni di euro a saldo delle obbligazioni assunte nei confronti della famiglia Crova, in occasione dell'acquisizione del residuo 50% della partecipazione nella Crova S.p.A., perfezionata a fine esercizio 2004.
Si segnala che la Bulgari (Luxembourg) S.A. è in via di liquidazione e pertanto, alla chiusura dell'esercizio, si è proceduto a svalutare la partecipazione posseduta pari a 874 mila euro.

La seguente tabella mostra l'elenco delle partecipazioni dirette in società controllate, il corrispondente valore del patrimonio netto posseduto, valutato col metodo del patrimonio netto, e la relativa differenza con il valore di carico. Non si è proceduto alla svalutazione delle partecipazioni nelle società che espongono un valore del patrimonio netto, corrispondente alla quota di capitale posseduta, inferiore al valore di carico in quanto, dalle analisi effettuate alla fine dell'esercizio, non esistono evidenze di perdite di valore.
Per l'elenco delle partecipazioni in imprese controllate indirettamente si rimanda alla relazione sulla gestione.

Elenco della partecipazioni dirette in società controllate al 31 dicembre 2006
(dati in migliaia di euro)

	Capitale sociale	Valore al 31/12/2005	Increm.	Decrem.	Valore al 31/12/2006	Quota di possesso	Patrimonio netto al 31/12/2006	Risultato d'esercizio	Corrisp. patrimonio netto	Metedo del Patrimonio	Valore di carico	Differenze (B) - (A) se positive
										(A)	(B)	(B - A)
Società controllate												(*)
Bulgari Italia S.p.A. Via dei Condotti, 10 - Roma	12.000	22.520			22.520	100%	19.743	(1.081)	19.743	19.743	22.520	2.777
Bulgari Gioielli S.p.A. Lungotevere Marzio, 11 -Roma	2.580	2.593			2.593	100%	4.249	25	4.249	4.249	2.593	
Bulgari Parfums Italia S.p.A. Lungotevere Marzio, 11 -Roma	1.020	2.035			2.035	100%	2.301	301	2.301	2.301	2.035	
Bulgari Retails USA S.r.l. Lungotevere Marzio, 11 -Roma	50	25.195	11.701		36.896	100%	14.639	(7.479)	14.639	14.639	36.896	22.257
Bulgari Intern. Corp. (BIC) N. V. WTC Strawinskylaan 1131 Amsterdam (Olanda)	18.301	50.675			50.675	100%	158.316	92.289	158.316	158.316	50.675	
Bulgari (Luxembourg) S.A. 18, Av. de la Porte - Neuve - Luxembourg (Lussemburgo)	100	254	620	(874)	0	99,99%	857	(17)	857	857	0	
Bulgari Hotels and Resorts Milano S.r.l. Via Privata Fratelli Gabba - Milano	100	179	65		244	3,25%	1.408	(1.107)	46	46	244	198
Bulgari Portugal Acess.de luxo Lda Funchal - Rua Arriaga 30 Madeira (Portogallo)	93	93			93	100%	6	(23)	6	6	93	87
Crova S.p.A. Valenza Po (Alessandria)	2.700	17.885	1.084		18.969	100%	6.379	3.069	6.379	6.379	18.969	12.590
Bulgari Accessori S.r.l. Via Le Plessis Robinson, 6/12 Bagno a Ripoli (FI)	50	685			685	100%	93	(297)	93	93	685	592
Bulgari Comm. (Shanghai) Co. Ltd. Pechino (Cina)	3.797	–	5.973		5.973	100%	3.375	2.507	3.375	3.375	5.973	2.598
Opera SGR S.p.A. Milano	1.100	–	550		550	50%	1.394	294	697	697	550	
Bulgari Holding Europe B.V. Amsterdam	18	–	50.018		50.018	100%	49.937	(81)	49.937	49.937	50.018	81
Totale soc. controllate		**122.114**	**70.011**	**(874)**	**191.251**							

(*) Le differenze positive esposte in colonna non sono ritenute di durevole valore e pertanto le partecipazioni detenute in tali società non sono state svalutate.

Altre attività finanziarie non correnti
Le Altre attività finanziarie non correnti, al 31 dicembre 2006, sono pari a 21 mila euro (26 mila euro al 31 dicembre dell'esercizio precedente) e si riferiscono essenzialmente a depositi cauzionali versati per contratti di locazione e di utenze varie.

15. Imposte differite

Le imposte differite sono di seguito evidenziate:

(in migliaia di euro)

	2006	2005
– Imposte differite attive	243	3.583
– Imposte differite passive	(4.165)	(2.304)
Totale Imposte differite	**(3.922)**	**1.279**

Tale voce accoglie imposte differite per un importo netto pari a 3.922 mila euro.

Le imposte differite attive, pari a 243 mila euro, sono calcolate sulle perdite fiscali della Bulgari S.p.A. e delle sue controllate aderenti al "Consolidato Fiscale", in seguito a quanto disposto dal D.Lgs. 12 dicembre 2003, n.344, e registrano un decremento, pari a 3.340 mila euro, relativo ai crediti per imposte differite attive calcolate sulle perdite fiscali di esercizi precedenti ed utilizzate a fronte dell'imponibile fiscale stimato per l'esercizio 2006.

Le imposte differite passive sono pari a 4.165 mila euro e risultano incrementate, rispetto all'esercizio precedente, di 1.861 mila euro. Tale incremento è dovuto all'accantonamento di imposte differite calcolate sull'ammontare della differenza tra gli ammortamenti fiscali e civilistici e sulle imposte calcolate sugli ammortamenti anticipati fiscali dell'esercizio per complessivi 1.952 mila euro, al netto del rilascio di imposte differite, effettuato nell'esercizio, per 335 mila euro.
La seguente tabella evidenzia la rilevazione delle imposte differite e anticipate ed effetti conseguenti:

	2006			2005		
	Ammontare delle differenze temporanee	Effetto fiscale	Aliquota fiscale	Ammontare delle differenze temporanee	Effetto fiscale	Aliquota fiscale
Imposte differite:						
– Gestione ammortamenti fiscali	10.069	3.751	37,25%	5.078	1.892	37,25%
– Disinquinamento fiscale	155	58	37,25%	399	149	37,25%
– Adeguamenti IAS (TFR)	1.080	356	33,00%	801	264	33,00%
Totale imposte differite	**11.304**	**4.165**		**6.278**	**2.304**	
Imposte anticipate:						
– Adeguamenti IAS *(write-off oneri pluriennali)*	(653)	(243)	37,25%	(1.061)	(395)	37,25%
– Imposte anticipate su perdite fiscali degli esercizi precedenti	–	–		(9.660)	(3.188)	33,00%
Totale imposte anticipate	**(653)**	**(243)**		**(10.721)**	**(3.583)**	
Totale Netto	**10.651**	**3.922**		**(4.444)**	**(1.279)**	

16. Altre attività non correnti

Le altre attività non correnti risultano così composte:

(in migliaia di euro)

	2006	2005
– Credito per I.V.A. chiesta a rimborso	5.766	8.085
– Credito per Interessi su I.V.A. chiesta a rimborso	133	245
Totale Altre attività non correnti	**5.899**	**8.330**

Le altre attività non correnti sono pari a 5.899 mila euro e registrano un decremento di 2.431 mila euro rispetto al 2005. Nell'esercizio è stato ricevuto un rimborso sul credito I.V.A. relativo al 1999 pari a 2.558 mila euro, un rimborso parziale per 1.908 mila euro riferito al credito I.V.A. dell'esercizio 2000, entrambi comprensivi degli interessi maturati. E' stato inoltre richiesto un rimborso del credito I.V.A., risultante dalla dichiarazione dell'esercizio 2005, pari a 2.146 mila euro.

17. Crediti finanziari non correnti

Tale voce, che al 31 dicembre 2006 è pari a 2.209 mila euro (1.758 mila euro al 31 dicembre 2005), è riferita a dei prestiti subordinati, comprensivi di interessi maturati, concessi alla Bulgari Hotels & Resorts B.V. per 787 mila euro (411 mila euro al 31 dicembre 2005) al tasso del 5,50%, ed alla Bulgari Hotels & Resorts Milano S.r.l. per 1.422 mila euro (1.347 mila euro al 31 dicembre 2005), concesso in rispetto degli accordi sottoscritti con il Gruppo Marriott, e regolato a tassi variabili calcolati sull'Euribor tre mesi maggiorato del 3%.

18. Rimanenze

Le rimanenze presentano, al 31 dicembre 2006, un saldo pari a 8.412 mila euro (5.580 mila euro al 31 dicembre 2005) e registrano un incremento pari a 2.832 mila euro. Esse sono relative ai costi sostenuti per la costituzione della collezione, denominata "Museo Bvlgari" di gioielli ed orologi rappresentativi della produzione Bulgari presente e passata.
L'incremento registrato è dovuto agli investimenti effettuati nell'esercizio 2006 al fine di ottenere un maggiore arricchimento di tale collezione.

19. Crediti commerciali

I crediti commerciali sono di seguito evidenziati:

(in migliaia di euro)

	2006	2005
Crediti commerciali verso terzi	5.355	3.973
Fondo rischi su crediti	(67)	(67)
	5.288	3.906
Crediti commerciali verso parti correlate	45.763	33.852
Totale Crediti commerciali	**51.051**	**37.758**

Crediti commerciali verso terzi

Tale voce è pari a 5.288 mila euro (3.906 mila euro al 31 dicembre 2005) ed è composta interamente da crediti verso clienti esigibili entro l'esercizio successivo, relativi essenzialmente a crediti per royalties vantati verso le società concessionarie del marchio BVLGARI. Tale voce, aumentata di 1.382 mila euro rispetto all'esercizio precedente, è esposta come evidenziato nella tabella precedente, al netto del Fondo svalutazione crediti di 67 mila euro. Nel corso dell'esercizio 2006 non è stato necessario effettuare ulteriori accantonamenti al fondo.

Crediti commerciali verso parti correlate

I crediti di natura commerciale, esposti per 45.763 mila euro, sono riferiti principalmente a crediti per royalties per la concessione del marchio e risultano aumentati per 11.911 mila euro rispetto allo stesso periodo dell'esercizio precedente.
La seguente tabella evidenzia il dettaglio per società del Gruppo dei crediti commerciali:

(in migliaia di euro)

	2006	2005
Bulgari Italia S.p.A.	2.474	2.148
Bulgari Gioielli s.p.A.	825	830
Bulgari International Corporation (BIC) N.V.	5	6
Bulgari Corporation of America Inc.	58	48
Bulgari Time (Switzerland) S.A.	391	305
Bulgari Japan Ltd.	6.378	7.472
Bulgari S.A.	583	546
Bulgari (Deutschland) GMBH	587	530
Bulgari France S.a.S.	616	443
Bulgari Montecarlo S.A.M.	99	98
Bulgari Espana S.A.	908	463
Bulgari Parfums S.A.	5.581	5.261
Bulgari Parfums Italia S.p.A.	340	319
Bulgai Jewels S.A.	45	43
Bulgari South Asian Operations Pte. Ltd.	363	357
Bulgari (U.K.) Ltd.	554	448
Bulgari Belgium S.A.	63	61
Bulgari Australia Pty Ltd.	211	149
Bulgari (Malaysia) Sdn Bhd	83	63
Bulgari Global Operation S.A.	18.004	9.839
Bulgari Collection International S.A.	2.412	516
Bulgari Operational Service A.p.S.	23	17
Bulgari Asia Pacific Ltd.	673	394
Bulgari (Taiwan) Ltd.	402	335
Bulgari Korea Ltd.	519	387
Bulgari Saint Barth S.a.S.	125	81
Bulgari Parfums Germany GMBH	11	14
Crova S.p.A.	64	75
Bulgari Retail USA S.r.l.	2.497	2.308
LB Diamonds & Jewelry S.a.r.l.	133	95
Bulgari Commercial (Shanghai) Company Ltd.	314	–
Bulgari Accessori S.r.l	20	–
Bulgari Austria GMBH	18	–
Bulgari (Thailand) Ltd.	27	–
Opera SGR S.p.A.	4	–
Bulgari Holding Europe B.V.	18	–
Bulgari Hotels and Resorts Milano S.r.l.	158	201
Bulgari Hotels and Resorts Japan Ltd.	177	–
Totale Crediti commerciali verso società del Gruppo	**45.763**	**33.852**

La tabella che segue evidenzia i crediti commerciali suddivisi per area geografica:

(in migliaia di euro)

	Italia	Paesi U.E.	Europa Altro	America	Medio Oriente	Estremo Oriente	Altro	Totale
Crediti commerciali:								
verso clienti terzi	2.629	185	303	398	1.187	532	121	5.355
verso parti correlate	3.886	2.780	27.271	2.679	–	8.936	211	45.763
Totale crediti commerciali	**6.515**	**2.965**	**27.574**	**3.077**	**1.187**	**9.468**	**332**	**51.118**

20. Attività finanziarie

Le attività finanziarie sono costituite da crediti finanziari verso società del Gruppo, pari a 65.394 mila euro e risultano diminuiti, rispetto al 31 dicembre 2005, di 16.887 mila euro. Tali crediti, tutti esigibili entro l'esercizio successivo, sono costituiti sostanzialmente dai crediti sui conti correnti intragruppo derivanti dalla gestione centralizzata di tesoreria delle società controllate italiane e dai finanziamenti a breve termine concessi a società controllate. Si ricorda che nel corso dell'esercizio 2004 la Bulgari S.p.A. ha sottoscritto, con un importante istituto di credito e con la Bulgari Global Operations S.A., un contratto per la gestione centralizzata della tesoreria a livello europeo. In forza di questo accordo, parte della liquidità del Gruppo viene gestita, attraverso dei conti correnti intersocietari fra alcune società del Gruppo europee, dalla Bulgari Global Operations S.A..

La seguente tabella mostra il dettaglio per società dei crediti finanziari verso le società del Gruppo al 31 dicembre 2006:

(in migliaia di euro)

	2006	2005
Bulgari Italia S.p.A.	38.925	48.271
Bulgari Gioielli S.p.A.	13.504	14.904
Bulgari Parfums Italia S.p.A.	3.195	682
Bulgari Retail USA S.r.l.	3.768	2.845
Bulgari Accessori S.r.l.	1.229	50
Bulgari Global Operations S.A.	286	12.715
Bulgari Commercial (Shanghai) Ltd.	1.898	–
Bulgari Operational Services Aps	2.589	2.814
Totale crediti finanziari verso società del Gruppo	**65.394**	**82.281**

21. Altre attività correnti

Le altre attività correnti sono così rappresentate:

(in migliaia di euro)

	2006	2005
Crediti tributari	8.159	13.779
Altre attività correnti verso terzi	1.338	1.421
Altre attività correnti verso parti correlate	16.658	10.183
Totale Altre attività correnti	**26.155**	**25.383**

Crediti tributari

I crediti tributari sono di seguito dettagliati:

(in migliaia di euro)

	2006	2005
– Crediti per IRES	4.401	4.697
– Crediti per IRAP	–	439
– Crediti per I.V.A.	3.087	8.542
– Crediti per ritenute su redditi prodotti all'estero	559	–
– Crediti vari verso Erario	42	10
– Crediti verso Erario Legge 662/96	70	91
Totale Crediti tributari	**8.159**	**13.779**

I crediti tributari risultano diminuiti di 5.620 mila euro rispetto allo stesso periodo dell'anno precedente. Essi sono principalmente composti da:

- crediti per IRES, per 4.401 mila euro costituiti da IRES a credito da esercizi precedenti e acconti versati, per complessivi 11.681 mila euro, al netto dello stanziamento calcolato per l'esercizio 2006 di 7.280 mila euro;
- credito per I.V.A., pari a 3.087 mila euro, rappresenta il credito corrente, comprensivo dei crediti provenienti dalle società partecipanti alla liquidazione I.V.A. di Gruppo, vantato verso l'erario ed è diminuito, rispetto al 2005, di 5.455 mila euro;
- crediti per ritenute su redditi prodotti all'estero, pari a 559 mila euro, costituito dal credito verso l'Erario per ritenute pagate all'estero calcolate sui ricavi per royalties della società.

Altre attività correnti verso terzi

Tale voce, che al 31 dicembre 2006 è pari a 1.338 mila euro, ha registrato un decremento pari a 83 mila euro ed è composta principalmente da risconti attivi verso terzi per 841 mila euro (517 mila euro al 31 dicembre 2005) relativi a risconti su canoni d'affitto, su premi assicurativi e su canoni di manutenzione e di noleggio, da anticipi a fornitori per 236 mila euro (799 mila euro al 31 dicembre 2005), da crediti vantati nei confronti di enti previdenziali ed assistenziali per 62 mila euro e da altri crediti minori.

Altre attività correnti verso parti correlate

Le Altre attività correnti verso parti correlate sono così rappresentate:

(in migliaia di euro)

	2006	2005
– Anticipi a fornitori	7	45
– Crediti per I.V.A. su rappresentanza fiscale	275	–
– Crediti per cessioni I.V.A. di Gruppo	10.516	5.832
– Crediti per Consolidato Fiscale	5.775	4.022
– Ratei attivi intragruppo	85	285
Totale Altre attività correnti verso parti correlate	**16.658**	**10.184**

Tale voce, che presenta un incremento pari a 6.474 mila euro rispetto al valore esposto in bilancio allo stesso periodo dell'esercizio precedente, è costituita, principalmente, dal credito I.V.A. vantato nei confronti della Bulgari Parfums Italia S.p.A. per 6.552 mila euro e della Bulgari Gioielli S.p.A. per 3.964 mila euro, per i debiti trasferiti nell'ambito della liquidazione I.V.A. di Gruppo.

Il credito vantato per il Consolidato Fiscale è riferito ai trasferimenti per IRES da parte delle società controllate che aderiscono al Consolidato Fiscale Nazionale, così come previsto dalle attuali norme fiscali. Il dettaglio per società di tale credito, che risulta saldato nel mese di febbraio 2007, è così composto:

		(in migliaia di euro)
	2006	**2005**
Bulgari Italia S.p.A.	1.095	1.717
Bulgari Gioielli S.p.A.	894	640
Bulgari Parfums Italia S.p.A.	430	286
Crova S.p.A.	3.273	1.379
Bulgari Accessori S.r.l.	83	–
Totale crediti per consolidato fiscale	**5.775**	**4.022**

Il credito per I.V.A. su rappresentanza fiscale, pari a 275 mila euro, è relativo al debito I.V.A., trasferito dalla Bulgari Parfums S.A., derivante dalla gestione di Rappresentanza Fiscale.

22. Disponibilità liquide e mezzi equivalenti

Le disponibilità liquide e mezzi equivalenti includono:

		(in migliaia di euro)
	2006	**2005**
Depositi bancari	3.617	4.275
Denaro e valori in cassa	10	17
Totale disponibilità liquide e mezzi equivalenti	**3.627**	**4.292**

Le disponibilità liquide e mezzi equivalenti, al 31 dicembre 2006, ammontano a 3.627 mila euro e risultano diminuite di 665 mila euro rispetto all'esercizio chiuso al 31 dicembre 2005.

23. Patrimonio netto

Il Patrimonio netto è così rappresentato:

		(in migliaia di euro)
	2006	**2005**
– Capitale sociale	20.970	16.859
– Riserve	137.695	125.113
– Utili (perdite) portati a nuovo	17.021	32.447
– Utile (perdita) del periodo	79.854	59.102
Totale Patrimonio Netto	**255.540**	**233.521**

Capitale sociale

Il capitale sociale, interamente sottoscritto e versato, al 31 dicembre 2006 è pari a 20.970 mila euro. Esso risulta costituito da n. 299.574.060 azioni del valore nominale di 0,07 euro ciascuna.

Riserve
Le riserve sono così distinte:

(in migliaia di euro)

	2006	2005
Riserva legale	5.762	5.762
Riserva straordinaria tassata	28	28
Plusvalenza da conferimento 1981	1.933	1.933
Riserva tassata 1983	145	145
Riserva da plusvalenza azioni proprie	1.808	–
Riserva da sovrapprezzo delle azioni	123.659	114.496
Riserva per Stock Option	4.360	2.749
Totale Patrimonio Netto	**137.695**	**125.113**

Tale voce, al 31 dicembre 2006 ha registrato un incremento pari a 12.582 mila euro riferito alle seguenti riserve:
– Riserva da plusvalenza azioni proprie, pari a 1.808 mila euro, accoglie la plusvalenza derivata dalla vendita delle azioni proprie, avvenuta nel corso dell'esercizio.
– Riserva da sovrapprezzo delle azioni, ha registrato un incremento pari a 9.163 mila euro, dovuto all'emissione di n. 1.459.860 nuove azioni, legate all'esercizio di opzioni su azioni al servizio del piano di stock option riservato all'Amministratore Delegato e ad una determinata categoria di dipendenti.
– Riserva per Stock Option, aumentata di 1.611 mila euro, è riferita all'onere rilevato a conto economico nell'esercizio 2006 (2.749 mila euro al 31 dicembre 2005) basato su azioni Bulgari S.p.A. assegnate a dipendenti e all'amministratore delegato, valutate con riferimento al *fair value* delle opzioni alla data di attribuzione.

Utili (perdite) portati a nuovo
Gli utili portati a nuovo, a fine esercizio 2006, ammontano a 17.021 mila euro e risultano diminuiti di 15.426 mila euro. Tale decremento è principalmente dovuto alla distribuzione agli azionisti degli utili a nuovo per gli esercizi 1999 (3.115 mila euro), 2000 (5.593 mila euro) e di parte del 2001 (5.708 mila euro).

Classificazione delle riserve al 31 dicembre 2006 secondo la loro disponibilità

				Riepilogo delle utilizzazioni effettate nei tre precedenti esercizi	
Natura/Descrizione	Importo	Possibilità di utilizzazione	Quota disponibile	Per copertura perdite	Per distribuzione dividenti
Capitale	20.970				
Riserve di capitale:					
– Riserva da plusv. azioni proprie	1.808	A, B, C	1.808		
– Riserva per Stock Option	4.360		–		
– Riserva da sovrapprezzo azioni	123.659	A, B, C	123.659		
Riserve di utili:					
– Riserva legale	5.762	B	–		
– Riserva straordinaria	28	A, B, C	28		
– Riserva tassata	145	A, B, C	145		
– Plusvalenza da conferimento	1.933		1.933		
– Utili portati a nuovo	17.021	A, B, C	11.916		25.839 (1)
Totale			**139.489**		**25.839**
Quota non distribuibile			688		
Residua quota distribuibile			138.801		

Legenda: A: per aumento di capitale – B: per copertura perdite – C: per distribuzione soci

(1) Di cui 14.416 mila euro nell'esercizio 2006, 8.821 mila euro nell'esercizio 2005 e 2.602 mila euro nell'esercizio 2004.

Utile (perdita) dell'esercizio
L'utile d'esercizio 2006 è pari a 79.854 mila euro. I dividendi da società controllate hanno contribuito per 91.893 mila euro e sono riferiti alla Bulgari International Corporation (BIC) N.V., alla Bulgari Gioielli S.p.A. ed alla Crova S.p.A.. Il dettaglio di tali dividendi è stato già fornito nella nota n. 9 alla quale si rimanda.

24. Fondi per rischi ed oneri

I fondi per rischi ed oneri sono di seguito illustrati:

(in migliaia di euro)

	2006	2005
Fondo rischi fiscali	514	514
Fondo rischi diversi	454	85
Totale Fondi per rischi ed oneri	**968**	**599**

Tale voce è relativa ad uno stanziamento prudenziale effettuato a fronte di avvisi di accertamento, per i quali sono in corso contenziosi con l'Amministrazione Finanziaria, in rettifica delle dichiarazioni dei redditi degli esercizi 1988 e 1989 attualmente pendenti, a seguito dei ricorsi presentati dall'ufficio delle Entrate, presso la Corte di Cassazione.
Relativamente al fondo rischi diversi, pari a 454 mila euro, la movimentazione dell'esercizio è relativa ad accantonamenti effettuati a fronte di controversie con il personale dimissionario.

30. Debiti commerciali

I debiti commerciali risultano così rappresentati:

(in migliaia di euro)

	2006	2005
Debiti commerciali verso terzi	12.946	14.740
Debiti commerciali verso parti correlate	15.804	11.001
Totale Debiti commerciali	**28.750**	**25.741**

Debiti commerciali verso terzi
Tale voce, che al 31 dicembre 2006 presenta un saldo pari a 12.946 mila euro e risulta diminuita, rispetto allo stesso periodo dell'anno precedente, di 1.794 mila euro, accoglie debiti di natura commerciale inclusi i debiti per fatture da ricevere di competenza dell'esercizio.

Debiti commerciali verso parti correlate
I debiti commerciali verso società del Gruppo ammontano a 15.804 mila euro e risultano aumentati di 4.803 mila euro rispetto all'esercizio precedente.
Sono anche inclusi in questa voce i debiti verso imprese controllate per fatture da pervenire di competenza dell'esercizio 2006. L'incremento registrato è, sostanzialmente, dovuto al debito per dei contributi pubblicitari e promozionali riconosciuti a favore delle società di vendita al dettaglio del Gruppo a fronte di specifici contratti stipulati.

La seguente tabella evidenzia il dettaglio per società di tale voce:

(in migliaia di euro)

	2006	2005
Bulgari Italia S.p.A.	828	561
Bulgari Gioielli s.p.A.	11	2
Bulgari International Corporation (BIC) N.V.	46	–
Bulgari Corporation of America Inc.	170	105
Bulgari Japan Ltd.	1.526	2.153
Bulgari S.A.	6	1
Bulgari (Deutschland) GMBH	809	503
Bulgari France S.A.S.	605	665
Bulgari Montecarlo S.A.M.	–	8
Bulgari Espana S.A.	747	766
Bulgari Parfums S.A.	3	53
Bulgari Parfums Italia S.p.A.	–	1
Bulgari South Asian Operations Pte. Ltd.	57	8
Bulgari (U.K.) Ltd.	2.498	631
Bulgari Australia Pty Ltd.	101	86
Bulgari Malaysia Sdn Bhd	18	23
Bulgari Global Operation S.A.	174	133
Daniel Roth et Gérald Genta Haute Horologerie S.A.	–	2
Bulgari Asia Pacific Ltd.	464	547
Bulgari Taiwan Ltd.	421	468
Bulgari Korea Ltd.	302	255
Bulgari Saint Barth S.a.S.	9	26
Crova S.p.A.	58	42
Bulgari Retail USA S.r.l.	6.617	3.950
Bulgari Commercial (Shanghai) Company Ltd.	29	–
Bulgari Accessori S.r.l	292	7
Bulgari Hotels and Resorts Milano S.r.l.	13	5
Totale Debiti commerciali verso parti correlate	**15.804**	**11.001**

Segue il dettaglio dei debiti per area geografica:

(in migliaia di euro)

	Italia	Paesi. U.E.	Europa Altro	America	Medio Oriente	Estremo Oriente	Altro	Totale
Debiti:								
verso fornitori	11.171	683	311	739	–	28	14	**12.946**
verso parti correlate:								
– commerciali	1.204	4.704	183	6.795		2.817	101	**15.804**
– finanziari	863	30.320	35.463					**66.646**
Totale vs. parti correlate	2.067	35.024	35.646	6.795	–	2.817	101	**82.450**
Altri debiti	4.292			6.222				**10.514**
Totale	**19.597**	**70.731**	**71.603**	**20.551**	–	**5.662**	**216**	**188.360**

30. Debiti finanziari correnti

I debiti finanziari risultano così *composti*:

(in migliaia di euro)

	2006	2005
Debiti finanziari verso terzi	193	1
Debiti finanziari verso banche	1.898	12.715
Debiti finanziari verso parti correlate	66.645	10.260
Totale Debiti finanziari correnti	**68.736**	**22.976**

I debiti finanziari correnti ammontano, al 31 dicembre 2006, a 68.736 mila euro e registrano un incremento, rispetto al 31 dicembre 2005, di 45.760 mila euro.
I debiti finanziari verso le banche si riferiscono essenzialmente ad un finanziamento a breve termine concesso dalla Banca di Roma, per originali 2,5 milioni di dollari americani, al tasso del 5,46%, con scadenza 23 aprile 2007.
I debiti finanziari verso parti correlate, aumentati di 56.385 mila euro, sono principalmente relativi ad un finanziamento di 30.320 mila euro concesso dalla Bulgari International Corporation (BIC) N.V., regolato al tasso del 3,735%, con scadenza il 29 giugno 2007 e ad un finanziamento di 35 milioni di franchi svizzeri (pari a 21.781 mila euro), concesso dalla Bulgari Global Operation S.A., regolato al tasso del 2,23%, con scadenza il 29 giugno 2007. Sono anche compresi i saldi debitori sui conti correnti intragruppo, pari a 14.544 mila euro, derivanti dalla gestione centralizzata della tesoreria, verso la Bulgari Global Operation S.A. per 13.681 mila euro e verso la Crova S.p.A. per 863 mila euro.

31. Strumenti finanziari derivati

Si riporta, di seguito, il valore nominale ed il fair value dei derivati in essere al 31 dicembre 2006 raggruppati per tipologia e con la distinzione tra attività e passività finanziarie correnti.

(in migliaia di euro)

	Valore Nominale		Fair Value		Nominale	Fair Value
	31/12/2006	31/12/2005	31/12/2006	31/12/2005	Delta	Delta
Cash Flow Hedge Derivatives						
– Foreign Exchange	273	508	(1)	1	(234)	(3)
Fair Value Hedge Derivatives						
– Foreign Exchange	23.680	–	(168)	–	23.680	(168)
	23.953	**508**	**(169)**	**1**	**23.446**	**(171)**

Copertura sui tassi di cambio
La società è esposta al rischio della fluttuazione dei rapporti di cambio con la valuta funzionale. L'esposizione è principalmente verso Franco Svizzero, Yen Giapponese e Dollaro Americano.

Al fine di ridurre tale rischio, l'esposizione netta in divisa estera generata da crediti e debiti commerciali è mantenuta ad un livello accettabile attraverso la sottoscrizione di contratti derivati (principalmente "forward" e residualmente opzioni) che hanno durata inferiore ai 12 mesi.

Determinazione del fair value
I contratti derivati sono valutati al mercato (Mark to Market), utilizzando listini quotati o scontando i flussi di cassa futuri e quindi confrontandoli con i valori attuali di mercato. Le quotazioni di mercato si riferiscono a fixing ufficiali (da banche centrali e associazioni di banche) oppure a quotazioni di intermediari finanziari così come pubblicati su provider di informazione finanziaria. Anche i modelli di calcolo del "Fair Value" fanno riferimento a tali quotazioni.

32. Altre passività correnti

Le Altre passività correnti sono state così suddivise:

(in migliaia di euro)

	2006	2005
– Acconti	–	15
– Debiti per imposte correnti	278	–
– Altre passività correnti verso terzi	7.685	6.630
– Altre passività correnti verso parti correlate	10.514	16.051
Totale Altre passività correnti	**18.477**	**22.696**

Acconti
La voce Acconti, che al 31 dicembre 2006 è pari a zero, allo stesso periodo dell'esercizio precedente presentava un saldo pari a 15 mila euro.

Debiti per imposte correnti
Il saldo di tale voce è pari a 278 mila euro ed è interamente riferito al debito relativo all'accantonamento effettuato ai fini IRAP pari a 1.404 mila euro, al netto dell'acconto versato pari a 1.126 mila euro.

Altre passività correnti verso terzi
Le Altre passività correnti verso terzi sono così composte:

(in migliaia di euro)

	2006	2005
– Debiti verso dipendenti per retribuzioni da corrispondere	2.940	2.634
– Debiti verso amministratori	1.577	1.158
– Debiti verso Istituti di previdenza e di sicurezza sociale	947	780
– Oneri su retribuzioni da corrispondere	779	596
– Debiti verso l'Erario per IRPEF	681	592
– Debito per I.V.A. su Rappresent. Fiscale Bulgari Parfums S.A.	275	–
– Debiti verso azionisti per dividendi	238	238
– Altri debiti	208	362
– Ratei passivi	40	270
Totale Altre passività correnti verso terzi	**7.685**	**6.630**

I debiti verso i dipendenti sono pari a 2.940 mila euro e registrano un incremento pari 306 mila euro. Essi di riferiscono alle retribuzioni differite e comprendono gli accantonamenti effettuati per ferie maturate e non godute, quattordicesima mensilità, premi di incentivazione e la relativa quota di T.F.R. calcolata su tali retribuzioni da corrispondere.

I debiti verso amministratori, pari a 1.577 mila euro, registrano un aumento di 419 mila euro rispetto al valore esposto al 31 dicembre 2005 e sono relativi agli emolumenti maturati e da erogare ai componenti l'Organo amministrativo e di controllo per l'anno 2006.

I debiti verso Istituti di previdenza e di sicurezza sociale ammontano a 947 mila euro, tutti esigibili entro l'esercizio successivo, e si riferiscono ai debiti verso detti istituti per i contributi, sia a carico della società sia a carico dei dipendenti e dei collaboratori coordinati e continuativi, dovuti sulle retribuzioni e compensi corrisposti nel mese di dicembre 2006 e versate nel mese di gennaio 2007.

Gli oneri su retribuzioni da corrispondere, pari a 779 mila euro, risultano incrementati per 183 mila euro e sono relativi agli oneri previdenziali a carico dell'azienda calcolati sulle retribuzioni differite.

La voce debiti per IRPEF è pari a 681 mila euro e risulta aumentata di 89 mila euro rispetto al 31 dicembre 2005. Essa è relativa alle ritenute operate nel mese di dicembre 2006, sulle retribuzioni corrisposte e sui compensi erogati a collaboratori e lavoratori autonomi. Tali debiti risultano regolarmente versati nel mese di gennaio 2007.

Il debito per I.V.A. da rappresentanza fiscale, pari a 275 mila euro, deriva dal saldo delle liquidazioni relative alla gestione della Rappresentanza Fiscale della Bulgari Parfums S.A.. Tale saldo al 31 dicembre 2005 presentava invece un credito per I.V.A. pari a 3.481 mila euro.

I debiti verso azionisti per dividendi sono pari a 238 mila euro e sono relativi ai dividendi deliberati e non riscossi dagli azionisti.

La voce altri debiti, che al 31 dicembre 2006 risulta diminuita per 154 mila euro, si riferisce principalmente a commissioni e diritti da liquidare ai depositari Monte Titoli e ad altri debiti minori.

I ratei passivi, che al 31 dicembre 2006 sono pari a 40 mila euro, risultano diminuiti, rispetto al valore esposto in bilancio al 31 dicembre 2005, di 230 mila euro. Tale voce è totalmente riferita a ratei per interessi passivi maturati a fine esercizio 2006.

Altre passività correnti verso parti correlate
Le Altre passività correnti verso parti correlate sono così rappresentate:

(in migliaia di euro)

	2006	2005
– Debiti per cessione I.V.A. da Rappresentanza Fiscale	–	3.481
– Debiti per cessione I.V.A. Gruppo	2.976	6.612
– Debiti per Consolidato Fiscale	7.500	5.951
– Risconti passivi verso società del Gruppo	38	5
– Altri debiti verso società del Gruppo	–	2
Totale Altre passività correnti verso parti correlate	**10.514**	**16.051**

I debiti per cessione I.V.A. da Rappresentanza Fiscale della Bulgari Parfums S.A., che al 31 dicembre 2005 presentava un saldo pari a 3.481 mila euro, presenta a fine esercizio 2006 un saldo pari a zero in quanto, a tale data, come già commentato nella nota n. 22 alla voce "Altre attività correnti verso società del Gruppo" risulta un saldo a credito della Bulgari S.p.A. pari a 275 mila euro.

I debiti per cessione I.V.A. da società del Gruppo è pari a 2.976 mila euro e registra un decremento d'esercizio pari a 3.636 mila euro. Tale voce accoglie i crediti I.V.A. trasferiti dalle società controllate italiane ai fini della liqui-

dazione di Gruppo e non ancora rimborsati dall'Erario. Il decremento registrato nell'anno è dovuto al rimborso, da parte dell'Erario, dei crediti I.V.A. della Bulgari Italia S.p.A. per gli esercizi 1999 (2.558 mila euro) e 2000 (1.078 mila euro) al lordo dei relativi interessi maturati.

I debiti per Consolidato Fiscale sono pari a 7.500 mila euro e risultano incrementati, rispetto al 31 dicembre 2005, di 1.549 mila euro. Tale debito deriva dal trasferimento delle perdite fiscali, al netto dei relativi acconti di imposte, nell'ambito del consolidato fiscale, da parte delle società italiane ad esso aderenti. Tali debiti risultano liquidati nel mese di febbraio 2007.

La seguente tabella evidenzia il dettaglio per società degli altri debiti correnti verso società del Gruppo:

(in migliaia di euro)

	2006	2005
Bulgari Italia S.p.A.	3.257	6.606
Bulgari Gioielli S.p.A.	1.030	1.007
Bulgari Parfums S.A.	–	3.481
Bulgari Retail USA S.r.l.	6.222	4.950
Bulgari Hotels and Resorts Milano S.r.l.	5	7
Totale altri debiti correnti verso società del Gruppo	**10.514**	**16.051**

33. Garanzie prestate, impegni ed altre passività potenziali

(in migliaia di euro)

	31/12/2006	31/12/2005
Garanzie prestate		
– Fidejussioni a imprese controllate	110.016	125.395
Canoni a scadere	12.797	4.947
Totale garanzie prestate	**122.813**	**130.342**
Garanzie ricevute		
Fidejussioni da imprese controllate	2.424	2.303
Fidejussioni da terzi	28.100	32.199
Totale garanzie ricevute	**30.524**	**34.502**
Altro:		
– Altri impegni	20.665	509
Totale altro	20.665	509
Totale conti d'ordine	**174.002**	**165.353**

La voce comprende le garanzie prestate per debiti bancari ed altre obbligazioni, nonché gli altri impegni assunti dalla Società verso terzi. Tale voce risulta complessivamente aumentata, rispetto all'esercizio precedente, di 8.649 mila euro.
La voce "Garanzie prestate" si riferisce a fideiussioni rilasciate ad Istituti di credito, a favore di società del Gruppo, per linee di credito accordate.

La seguente tabella mostra la suddivisione di tale voce per società del Gruppo:

(in migliaia di euro)

	2006	2005
Bulgari Italia S.p.A.	5.582	2.715
Bulgari Gioielli S.p.A.	14.968	19.543
Bulgari Corporation of America Inc.	32.329	35.602
Bulgari Collection Internationale S.A.	–	64
Bulgari Japan Ltd.	15.931	28.798
Bulgari France S.A.S.	6.436	6.397
Bulgari Espana S.A.	2.000	5.000
Bulgari U.K. Ltd.	6.363	6.234
Bulgari Australia Pty Ltd.	3.012	1.879
Bulgari Taiwan Ltd.	11.810	7.682
Bulgari Retail USA S.r.l.	569	636
LB Diamonds & Jewelry Sarl.	6.454	7.205
Prestige D'or S.A.	635	656
Bulgari Commercial (Shanghai) Company Ltd.	1.000	–
Bulgari Accessori S.r.l	100	–
Bulgari Hotels and Resorts Milano S.r.l.	2.827	2.984
Totale Garanzie prestate a società del Gruppo	**110.016**	**125.395**

I canoni a scadere, pari a 12.797 mila euro, sono relativi alle locazioni della sede della direzione generale ed amministrativa della società ed ai canoni di noleggio a lungo termine delle autovetture aziendali, ed hanno registrato un incremento dovuto essenzialmente al rinnovo del contratto di locazione degli uffici di Lungotevere Marzio.

Si riepilogano di seguito i canoni a scadere per periodo:

(importi in migliaia di euro)

Canoni a scadere in anni:	entro 1	tra 1 e 5	oltre 5	Totale
	76	1.093	11.628	12.797

Le garanzie ricevute, pari a 30.524 mila euro, sono costituite sostanzialmente da garanzie prestate da Istituti di Credito a favore di terzi. Esse sono principalmente riferite a fideiussioni rilasciate a favore dell'Amministrazione Finanziaria, in relazione ai crediti I.V.A. richiesti a rimborso, a fideiussioni rilasciate a favore delle autorità doganali in relazione alle importazioni temporanee di merci e a fideiussioni a favore di locatari, in relazione alle garanzie su contratti di locazione.

La voce "Altri impegni" è relativa a contratti finanziari a scadere stipulati a copertura del rischio di cambio su crediti e debiti in valuta, esistenti alla chiusura dell'esercizio 2006.

34. Transizione ai principi contabili internazionali (IAS/IFRS)

Nel seguito vengono illustrati gli effetti della transizione ai principi contabili internazionali (IAS/IFRS) omologati dall'Unione Europea già inclusi nell'allegato 2 alla Relazione semestrale del Gruppo Bulgari al 30 gugno 2006, approvati con delibera del Consiglio di Amministrazione del 13 settembre 2006.
Si fa presente che, rispetto alla versione precedentemente approvata dal Consiglio di Amministrazione e pubblicata in allegato alla Relazione semestrale al 30 giugno 2006, sono state apportate le seguenti riclassifiche: a) riclassifica dalla voce "Imposte correnti e differite" alla voce "Altri oneri diversi operativi" per 1.487 mila euro, relativa ad imposte pagate all'estero indeducibili per la società;

b) riclassifica dalla voce "Altre passività correnti verso terzi" alla voce "Crediti tributari" per 326 mila euro, relativa ad un debito verso l'Erario per imposte pagate all'estero, al fine di esporre l'effettivo saldo della posizione tributaria per IRES al netto di tale debito.

Premessa

A seguito dell'entrata in vigore del Regolamento europeo n. 1606/2002 e in conformità a quanto previsto dal Decreto Legislativo n. 38 del 28 febbraio 2005, la società Bulgari S.p.A ha usufruito dell'opzione di adottare i principi contabili internazionali (IAS/IFRS) omologati dall'Unione Europea per la presentazione del suo bilancio separato a partire dall'esercizio 2006, a differenza di quanto previsto in sede di bilancio consolidato, redatto già nell'esercizio 2005 in conformità ai principi contabili internazionali.

Di conseguenza, in linea con quanto previsto dalla comunicazione Consob n. 6064313 del 28 luglio 2006, al fine di garantire una sufficiente comprensibilità degli effetti della transizione ai nuovi principi anche per i conti individuali, sono presentati in allegato al bilancio consolidato intermedio al 30 giugno 2006, le informazioni relative alla Bulgari S.p.A. previste dall'*IFRS 1 "Prima adozione degli International Financial Reporting Standard"* con particolare riferimento alle riconciliazioni previste dai paragrafi n. 39 e n. 40 del medesimo principio.
Al fine di illustrare come il passaggio ai principi contabili internazionali abbia influito sulla situazione patrimoniale e finanziaria e sul risultato economico della società, nel seguito sono presentati, corredati dalle relative note esplicative, i seguenti documenti:

- I prospetti di riconciliazione tra lo stato patrimoniale al 1 gennaio 2005 (data di transizione) ed al 31 dicembre 2005 (data in cui la società ha presentato l'ultimo bilancio in conformità ai principi contabili italiani) redatti secondo i principi contabili italiani e quelli alle stesse date redatti secondo gli IAS/IFRS;
- Il prospetto di riconciliazione tra il conto economico al 31 dicembre 2005, redatto secondo i principi contabili italiani e il conto economico alla stessa data redatto secondo gli IAS/IFRS;
- Il prospetto di riconciliazione tra i patrimoni netti al 1 gennaio 2005 ed al 31 dicembre 2005 e il risultato economico al 31 dicembre 2005 redatti secondo i precedenti principi contabili e quelli determinati in conformità agli IAS/IFRS;

Nella predisposizione di tali prospetti, i valori dello Stato Patrimoniale al 1 gennaio 2005 ed al 31 dicembre 2005 e quelli del Conto Economico al 31 dicembre 2005 secondo i principi contabili italiani sono stati opportunamente riclassificati al fine di riflettere i nuovi schemi di bilancio che la società ha deciso di adottare.
Si precisa che tali prospetti sono stati predisposti solo ai fini del progetto di transizione per la redazione del primo bilancio d'esercizio completo della Bulgari S.p.A. al 31 dicembre 2006 secondo gli IAS/IFRS omologati dall'Unione Europea, e che pertanto non includono i dati comparativi e le necessarie informazioni di commento che sarebbero necessarie per fornire una rappresentazione completa, secondo gli IAS/IFRS, della situazione patrimoniale-finanziaria e del risultato economico della società.

Esenzioni facoltative previste dall'IFRS 1

Per l'adozione dei principi contabili internazionali la società ha applicato quanto disposto dall'IFRS 1 – prima adozione degli International Financial Reporting Standard – il quale prevede che, nel caso in cui una società adotti per la prima volta i principi contabili internazionali per il proprio bilancio individuale successivamente al proprio bilancio consolidato, essa debba iscrivere le attività e passività agli stessi importi in entrambi i bilanci, salvo che per le rettifiche di consolidamento.
Pertanto i prospetti di riconciliazione riportati nel seguito riflettono i medesimi principi contabili e le medesime

opzioni previste dall'IFRS 1 adottati nella redazione del bilancio consolidato del Gruppo Bulgari relativo all'esercizio 2005, ad eccezione del principio relativo alla valutazione delle partecipazioni in società controllate. In particolare, si riportano nel seguito le esenzioni previste dall'IFRS1 applicabili alla società, con le indicazioni di quelle utilizzate nella redazione dello Stato patrimoniale di apertura:

- **Aggregazioni di imprese**: la società **non** ha applicato l'IFRS3 – Aggregazioni di imprese in modo retrospettivo a tutte le aggregazioni di impresa intervenute prima del 1 gennaio 2004.
- **Fair value o rideterminazione del valore come sostituto del costo**: la società non ha utilizzato l'opzione di valutare i cespiti o le attività immateriali diverse dall'avviamento al fair value alla data di transizione e di usare tale valore come sostituto del costo.
- **Benefici per i dipendenti**: la società ha deciso di iscrivere tutti gli utili e le perdite attuariali cumulati esistenti al 1 gennaio 2004, pur avendo scelto di utilizzare il "metodo del corridoio" per gli utili e le perdite attuariali successive.
- **Pagamenti basati su azioni**: la società ha deciso di applicare l'IFRS2 – Pagamento basato su azioni a tutti i piani di stock option assegnati dopo il 7 novembre 2002 e non ancora maturati alla data dell'1 gennaio 2005.

Principali principi contabili e criteri di valutazione

Immobilizzazioni materiali

(iii) Beni di proprietà
Le immobilizzazioni materiali sono rilevate al costo inclusivo degli oneri accessori di diretta imputazione.
Esse, sono iscritte nell'attivo patrimoniale solo nel caso in cui sia probabile che il loro uso genererà benefici economici futuri e il costo di tali attività sia determinabile in modo attendibile.
Il costo include:

c) il prezzo di acquisto (inclusi eventuali dazi all'importazione e tasse di acquisto non recuperabili) al netto di eventuali sconti commerciali ed abbuoni;
d) eventuali costi direttamente attribuibili per portare il bene nel luogo e nelle condizioni necessarie al funzionamento nel modo inteso dalla direzione aziendale;

I costi sostenuti successivamente all'acquisto sono rilevati come un aumento del valore contabile dell'elemento al quale si riferiscono, qualora sia probabile che i futuri benefici derivanti dal costo sostenuto per la sostituzione di una parte di un elemento di immobili, impianti e macchinari affluiranno alla società e il costo dell'elemento possa essere determinato attendibilmente. Tutti gli altri costi sono rilevati nel conto economico nell'esercizio in cui sono sostenuti.

Qualora parti significative di immobili, impianti e macchinari abbiano vita utile differente, tali componenti sono contabilizzati separatamente, applicando il metodo del costo sopra indicato.

(iv) Beni in leasing finanziario
Le immobilizzazioni possedute mediante contratti di leasing finanziario, attraverso i quali sono sostanzialmente trasferiti sulla società tutti i rischi ed i benefici legati alla proprietà, sono riconosciute come attività della società al loro valore corrente o, se inferiore, al valore attuale dei pagamenti minimi dovuti per il leasing. La corrispondente passività verso il locatore è rappresentata in bilancio tra i debiti finanziari.

(v) Ammortamento
Successivamente alla loro rilevazione iniziale le immobilizzazioni, comprese quelle acquisite in locazione finanziaria, sono iscritte al netto delle quote di ammortamento e di eventuali perdite di valore rilevate secondo le mo-

dalità indicate nel seguito. L'ammortamento, che ha inizio quando l'immobilizzazione è disponibile all'uso e cessa quando essa è ceduta o non si prevede produca più benefici futuri, è determinato in maniera sistematica per quote costanti sulla base della stimata utilità futura delle stesse. I beni acquisiti in locazione finanziaria sono ammortizzati in base allo loro vita utile; nel caso in cui non esista la ragionevole certezza che la società ne acquisti la proprietà al termine della locazione, essi sono ammortizzati in un periodo pari al minore fra la durata del contratto di locazione e la vita utile del bene stesso.
La vita utile stimata viene riesaminata almeno con periodicità annuale.

Si riportano di seguito le principali aliquote di ammortamento:

Categoria	Aliquote ammortamento (%)
Impianti e macchinari	25-30
Arredi	15
Attrezzature industriali e commerciali	15
Mobili e macchine per ufficio	20
Automezzi	25

Le migliorie apportate agli stabili in affitto sono iscritte al costo e vengono ammortizzate in un periodo pari al minore tra la durata residua del contratto d'affitto e la loro stimata vita utile.

Immobilizzazioni immateriali

Le immobilizzazioni immateriali, tutte aventi vita utile definita, sono iscritte nell'attivo patrimoniale solo nel caso in cui sia probabile che l'uso dell'attività genererà benefici economici futuri e il costo della stessa sia determinabile in modo attendibile e sono rilevate al costo inclusivo degli oneri accessori di diretta imputazione.

I costi di ricerca sono addebitati a conto economico quando sostenuti. I costi di sviluppo sono capitalizzati solo se sia dimostrabile che l'attività è in grado di produrre benefici economici futuri.
Le spese successive relative alle attività immateriali sono capitalizzate solo quando incrementano i benefici economici futuri attesi attribuibili all'attività alla quale si riferiscono. Tutte le altre spese successive sono imputate a conto economico nell'esercizio in cui sono sostenute.

Successivamente alla loro rilevazione iniziale, le immobilizzazioni immateriali sono iscritte al netto delle quote di ammortamento e di eventuali riduzioni di valore rilevate secondo le modalità indicate nel seguito. L'ammortamento, che ha inizio quando l'immobilizzazione è disponibile per l'uso e cessa quando essa è ceduta o non si prevede produca più benefici futuri, è determinato in maniera sistematica sulla base della prevista utilità futura delle stesse, riesaminata con periodicità annuale; eventuali cambiamenti della prevista utilità futura sono applicati prospetticamente.

Si riportano di seguito le principali aliquote di ammortamento:

Categoria	Vita utile (anni)
Costi di impianto e ampliamento	max 5
Diritti di brevetto industriale e utilizz. opere dell'ingegno	3-7
Concessioni, marchi e licenze	max 5
Immobilizzazioni in corso	–
Spese subentro locali ed altro	durata contratto

Perdite di valore

Alla fine di ogni trimestre, le immobilizzazioni materiali ed immateriali, sono analizzate al fine di identificare indicatori di eventuali riduzioni di valore. Nel caso in cui esista un'indicazione di riduzioni di valore, viene determinato il valore recuperabile di tale immobilizzazione.
Il valore recuperabile è rappresentato dal maggiore tra il *fair value*, al netto dei costi di vendita, e il valore d'uso. In assenza di un accordo di vendita vincolante, il *fair value* è stimato sulla base dei valori espressi da un mercato attivo, da transazioni recenti ovvero sulla base delle migliori informazioni disponibili per riflettere l'ammontare che l'impresa potrebbe ottenere dalla vendita del bene.

Il valore d'uso è definito sulla base dell'attualizzazione dei flussi di cassa futuri attesi dall'utilizzo del bene, al lordo delle imposte, applicando un tasso di sconto ante imposte che riflette le variazioni correnti di mercato del valore temporale del denaro e dei rischi dell'attività. Per un'attività che non genera flussi finanziari ampiamente indipendenti, il valore recuperabile è determinato in relazione alla "cash generating unit" cui tale attività appartiene.

Una riduzione di valore è riconosciuta nel conto economico qualora il valore di iscrizione dell'attività, o della relativa "cash generating unit" a cui essa è allocata, è superiore al valore recuperabile. Le perdite di valore di *cash generating unit* sono imputate in primo luogo a riduzione del valore contabile dell'eventuale avviamento attribuito e, quindi, a riduzione delle altre attività, in proporzione al relativo valore contabile.

Ad eccezione dell'avviamento, le perdite di valore sono ripristinate, nei limiti delle svalutazioni precedentemente effettuate, nel caso in cui la perdita di valore non esista più o quando vi sia stato un cambiamento nelle stime utilizzate per determinare il valore recuperabile.

Strumenti Finanziari

(iv) Partecipazioni in imprese controllate
Per imprese controllate si intendono le imprese nelle quali la società ha il potere di determinare direttamente o indirettamente le politiche finanziarie ed operative al fine di ottenere i benefici derivanti dalle sue attività. Nel valutare l'esistenza del controllo si prendono in considerazione anche i diritti di voto potenziali effettivamente esercitabili o convertibili.
Le partecipazioni in imprese controllate non classificate come "possedute per la vendita", sono valutate al costo. Il costo delle partecipazioni in imprese estere è convertito in euro ai cambi storici di acquisizione e di sottoscrizione.
Le differenze positive emergenti all'atto dell'acquisto fra il valore di carico delle partecipazioni in dette imprese e le corrispondenti quote di patrimonio netto a valori correnti, sono conglobate nel valore delle partecipazioni stesse e soggette, almeno una volta l'anno, a valutazione al fine di verificare l'esistenza di eventuali riduzioni durevoli di valore.
Affinché la riduzione sia qualificata come durevole, le circostanze negative interne o esterne, devono permanere per un arco temporale non breve.
Le perdite eccedenti il valore di carico delle partecipazioni sono rilevate nel passivo patrimoniale nella voce "fondi per rischi e oneri – altri", nella misura in cui la partecipante è impegnata ad adempiere ad obbligazioni legali o implicite nei confronti dell'impresa partecipata o comunque a coprire le sue perdite.
Il valore originario è ripristinato negli esercizi successivi se vengono meno i motivi della svalutazione effettuata.

(v) Partecipazioni in altre imprese
Le partecipazioni in altre imprese sono tutte classificate come "disponibili alla vendita" e valutate al fair value con imputazione di eventuali utili o perdite direttamente a patrimonio netto. Al momento della loro cessione, tali utili

e perdite cumulati sono rilasciati a conto economico. Qualora il fair value non risultasse attendibilmente determinabile, esse sono iscritte al costo rettificato per perdite di valore, il cui effetto è riconosciuto a conto economico, determinato sulla base del valore attuale dei flussi finanziari attesi e attualizzati al tasso di rendimento corrente di mercato per un'attività finanziaria similare.
Le perdite eccedenti il valore di carico delle partecipazioni sono rilevate nel passivo patrimoniale nella voce "fondi per rischi e oneri – altri", nella misura in cui la partecipante è impegnata ad adempiere ad obbligazioni legali o implicite nei confronti dell'impresa partecipata o comunque a coprire le sue perdite.

(vi) Procedure di gestione del rischio e operazioni di copertura (strumenti derivati)
Nell'esercizio della propria attività la società è esposta ad alcuni rischi di mercato, ed in particolare al rischio di oscillazione dei tassi di interesse e dei cambi.
Per minimizzare tali rischi vengono stipulati contratti derivati a copertura sia di specifiche operazioni, sia di esposizioni complessive, avvalendosi degli strumenti offerti dal mercato.
In particolare, al fine di ridurre il rischio della variazione di valore delle attività, delle passività e dei flussi di cassa attesi in valuta estera generati da operazioni future attese vengono utilizzati principalmente contratti "forward" e contratti "options".
Per minimizzare il rischio legato alla variazione dei tassi di interesse possono essere utilizzati "interest rate swap" e contratti "options".
In generale, per la gestione della finanza e della tesoreria la società non pone in essere operazioni speculative e adotta specifiche procedure che prevedono il rispetto di criteri di prudenza.

Gli strumenti derivati di copertura, coerentemente con quanto stabilito dallo IAS 39, sono contabilizzati secondo le modalità stabilite per l'hedge accounting solo quando:

d) all'inizio della copertura esiste la designazione formale e la documentazione della relazione di copertura;
e) la copertura è altamente efficace;
f) l'efficacia può essere attendibilmente dimostrata.

Qualora uno strumento sia designato a copertura dell'esposizione alle variazioni di fair value degli strumenti oggetto di copertura (es. copertura della variabilità del fair value di finanziamenti a tasso variabile e di crediti e debiti in valuta), esso viene rilevato al fair value con imputazione degli effetti a conto economico; coerentemente gli strumenti oggetto di copertura sono adeguati per riflettere le variazioni del fair value associate al rischio coperto.

Quando uno strumento finanziario è designato a copertura dell'esposizione alla variabilità dei flussi di cassa delle operazioni oggetto di copertura (cash flow hedge; es. copertura della variabilità dei flussi di cassa di operazioni future attese per effetto delle oscillazioni dei tassi di cambio), gli utili e le perdite derivanti dalle variazioni di fair value dello strumento di copertura, sono contabilizzate direttamente a patrimonio netto per la parte efficace (l'eventuale parte inefficace è invece contabilizzata immediatamente a conto economico nella voce utili/perdite su cambi). Gli importi, rilevati a patrimonio netto sono poi riflessi nel conto economico del periodo in cui i contratti e le transazioni previste manifestano i loro effetti a conto economico.

Le variazioni del fair value dei derivati che non soddisfano le condizioni per essere qualificati come di copertura sono rilevate a conto economico.

I derivati sono stati contabilizzati con data di negoziazione.

(vii) Altre attività finanziarie
Le attività finanziarie per cui esiste l'intenzione e la capacità di essere mantenute fino alla scadenza sono iscritte al costo (rappresentato dal fair value del corrispettivo iniziale dato in cambio) incrementato dei costi di transazione (es. commissioni, consulenze, etc.). Successivamente alla rilevazione iniziale, tali attività fi-

nanziarie sono valutate con il criterio del costo ammortizzato, utilizzando il metodo del tasso d'interesse effettivo originale.

I crediti commerciali sono iscritti al costo ammortizzato, al netto di eventuali perdite di valore. Le perdite di valore sono determinate sulla base del valore attuale dei flussi di cassa futuri attesi, attualizzati sulla base del tasso di interesse effettivo originale.
I crediti commerciali la cui scadenza rientra nei normali termini commerciali, non sono attualizzati.

Le disponibilità liquide comprendono i valori numerari che possiedono i requisiti della disponibilità a vista o a brevissimo termine, del buon esito e dell'assenza di spese per la riscossione.

(viii) Altre passività finanziarie
Le altre passività finanziarie, inclusi i debiti commerciali, sono iscritti al costo ammortizzato, utilizzando il metodo del tasso d'interesse effettivo originale.

Rimanenze

Le rimanenze di magazzino sono iscritte al minore tra il costo di acquisto o di produzione e il valore netto di presumibile realizzo, al netto dei costi stimati di completamento e dei costi necessari per realizzare la vendita.
La configurazione di costo adottata è la seguente:

c) le giacenze di prodotti finiti, costituite da pezzi unici, sono valutate in base alla specifica identificazione del costo;
d) tutte le altre giacenze, raggruppate in categorie omogenee, sono valutate secondo il metodo del costo medio ponderato;

Al fine di determinare il valore netto di presumibile realizzo, il valore di eventuali merci obsolete o di lento rigiro viene svalutato in relazione alla previsione di utilizzo/realizzo netto futuro, mediante l'iscrizione di un apposito fondo rettificativo a riduzione del valore delle rimanenze stesse.

Fondi per rischi ed oneri

Gli stanziamenti ai fondi rischi ed oneri sono rilevati quando si è in presenza di un'obbligazione attuale (legale o implicita) che deriva da un evento passato e qualora sia probabile un esborso di risorse per soddisfare l'obbligazione, e riflettono una stima realistica dell'onere da sostenere, sulla base degli elementi disponibili.

Quando l'effetto finanziario del tempo è significativo e le date di pagamento delle obbligazioni sono attendibilmente stimabili, gli accantonamenti sono determinati attualizzando i flussi finanziari futuri attesi ad un tasso di sconto al lordo delle imposte che riflette la valutazione corrente del mercato del costo del denaro in relazione al tempo e, se applicabile, il rischio specifico applicabile all'obbligazione.

I cambiamenti di stima sono rilevati nel conto economico nell'esercizio in cui tali cambiamenti si verificano.

Azioni proprie

Le azioni proprie sono iscritte, al costo, a riduzione del patrimonio netto. Gli utili e le perdite derivanti da eventuali vendite successive sono rilevati come movimenti di patrimonio netto.

Benefici per i dipendenti

I benefici a breve termine per i dipendenti, quali salari, stipendi e contributi per oneri sociali, assenze retribuite e ferie annuali dovuti entro i 12 mesi dalla chiusura dell'esercizio e tutti gli altri benefici in natura sono rilevati nel periodo in cui il servizio è reso dal dipendente.
I benefici garantiti ai dipendenti, erogati in coincidenza o successivamente alla cessazione del rapporto di lavoro attraverso programmi a benefici definiti, sono riconosciuti nel periodo di maturazione del diritto.
La passività relativa ai programmi a benefici definiti, al netto delle eventuali attività al servizio del piano, è determinata sulla base di ipotesi attuariali ed è rilevata per competenza coerentemente alle prestazioni di lavoro necessarie per l'ottenimento dei benefici; la valutazione della passività è effettuata da attuari indipendenti.
Gli utili e le perdite attuariali derivanti da variazioni delle ipotesi attuariali utilizzate o da modifiche delle condizioni del piano sono rilevati a conto economico se e nei limiti in cui il loro valore netto non rilevato al termine dell'esercizio precedente eccede il maggior valore tra il 10% della passività relativa al programma e il 10% del fair value delle attività al suo servizio (c.d. metodo del corridoio).
In sede di prima adozione degli IFRS, la società ha deciso di iscrivere tutti gli utili e le perdite attuariali cumulati esistenti al 1 gennaio 2004, pur avendo scelto di utilizzare il "metodo del corridoio" per gli utili e le perdite attuariali successive.

Ricavi e costi

I ricavi delle vendite e delle prestazioni di servizi sono rilevati nella misura in cui è probabile che i relativi benefici economici saranno fruiti dalla società ed è possibile determinarne in modo attendibile il fair value del corrispettivo ricevuto. I ricavi sono rappresentati al netto di sconti, resi ed abbuoni di natura commerciale.

In particolare, i ricavi della vendita di beni e dalla prestazione di servizi sono rilevati quando i rischi significativi ed i benefici connessi alla proprietà dei beni sono trasferiti all'acquirente e quando i servizi sono resi.

Gli oneri ed i proventi finanziari sono rilevati per competenza sulla base degli interessi maturati sul valore netto delle relative attività e passività finanziarie utilizzando il tasso di interesse effettivo.

I dividendi sono rilevati quando è stabilito il diritto degli azionisti a ricevere il pagamento, ossia all'atto della delibera da parte dell'Assemblea dei Soci.

Le royalties sono rilevate con il principio della competenza secondo la sostanza dell'accordo relativo.

I costi sono rilevati secondo il principio della competenza temporale.

Imposte

Le imposte correnti sul reddito sono determinate sulla base di una realistica previsione dell'onere di imposta di periodo, in conformità alle aliquote e alle disposizioni vigenti, o sostanzialmente in vigore, alla data di chiusura del periodo.

Il debito previsto è rilevato nello Stato Patrimoniale alla voce "Debiti per imposte correnti", al netto di eventuali acconti versati, ovvero nella voce "Crediti tributari", qualora il saldo risulti positivo.

Le imposte differite e le imposte anticipate sono calcolate sulla base delle differenze temporanee tra i valori delle attività e delle passività iscritte nel bilancio consolidato e i corrispondenti valori riconosciuti ai fini fiscali, consi-

derando le aliquote fiscali che si prevede, sulla base di norme in vigore o sostanzialmente in vigore alla data di bilancio, saranno applicabili nell'esercizio in cui tali differenze si annulleranno.
Le attività derivanti da imposte anticipate sono rilevate nella misura in cui è probabile che sia disponibile un reddito imponibile futuro a fronte del quale possano essere recuperate; tale ricuperabilità viene riesaminata ad ogni chiusura di periodo.
Sono inoltre stanziate imposte differite passive su utili non distribuiti alla fine del periodo nel caso in cui, all'atto della distribuzione, tali utili saranno soggetti a tassazione.

Le attività e le passività fiscali, correnti e differite, sono compensate quando le imposte sono applicate dalla medesima autorità fiscale e quando vi è un diritto legale di compensazione.

Operazioni di pagamento basate su azioni

La società riserva piani di "stock option" a particolari categorie di dipendenti ed all'Amministratore Delegato come remunerazione delle prestazioni rese.
Il costo di tali prestazioni è valutato con riferimento al *fair value* delle opzioni alla data di assegnazione.
Tale costo è riconosciuto a conto economico lungo il periodo tra la data di assegnazione e la data di maturazione dell'opzione ("*vesting period*"), tenendo conto della migliore previsione disponibile del numero di opzioni che verranno esercitate.

Uso di stime

La redazione del bilancio, richiede l'effettuazione da parte degli amministratori e della direzione aziendale di stime ed assunzioni che hanno effetto sui valori delle attività e delle passività della situazione contabile consolidata e sull'informativa relativa ad attività e passività potenziali alla data di riferimento. Le stime e le relative ipotesi si basano sulle esperienze pregresse e su altri fattori considerati ragionevoli nella fattispecie e sono state adottate per stimare il valore contabile delle attività e delle passività che non è facilmente desumibile da altre fonti. I risultati che si consuntiveranno potrebbero differire da tali stime, a causa dell'incertezza che caratterizza le ipotesi e le condizioni sulle quali le stime sono basate.
In particolare, le stime sono utilizzate per la classificazione di alcune attività e passività correnti e non correnti, per la rilevazione degli accantonamenti per rischi obsolescenza magazzino e per rischi su crediti, per la valutazione dell'eventuale perdita di valore di attività materiali ed immateriali, per gli ammortamenti, per la valutazione dei benefici garantiti ai dipendenti, per la rilevazione delle imposte e per la valutazione di altre passività potenziali quali fondi rischi ed oneri.

Bulgari S.p.A.

Stato patrimoniale 1 Gennaio 2005
Prospetto di riconciliazione P.C. Italiani – IAS/IFRS
(importi in €/000)

	Principi Contabili Italiani	Rettifiche IAS/IFRS	Note	IAS/IFRS
Immobilizzazioni materiali	8.603	(4.165)	1	4.438
Immobilizzazioni immateriali	10.828	(1.716)	2	9.112
– Partecipazioni in imprese controllate	*123.417*	–		*123.417*
– Altre attività finanziarie non correnti	*27*	–		*27*
Immobilizzazioni finanziarie	123.444	–		123.444
Imposte differite attive	2.773	639	3	3.412
Altre attività non correnti	9.991	–		9.991
Crediti finanziari non correnti	12.791	–		12.791
ATTIVITÀ NON CORRENTI	**168.430**	**(5.242)**		**163.188**
Attività non correnti possedute per la vendita	–	–		–
Rimanenze	–	4.165	4	4.165
– Crediti commerciali vs terzi	*3.514*	–		*3.514*
– Crediti commerciali vs controllate	*31.362*	–		*31.362*
Totale Crediti Commerciali:	34.876	–		34.876
– Crediti Finanziari vs terzi	*55*	–		*55*
– Crediti finanziari vs controllate	*64.932*	–		*64.932*
– Altre attività finanziarie	*3.569*	*(3.569)*		–
Totale Attività Finanziarie	68.556	(3.569)	5	64.987
– Crediti tributari	*12.035*	–		*12.035*
– Altre attività correnti	*919*	–		*919*
– Altre attività correnti verso controllate	*4.155*	–		*4.155*
Totale altre attività correnti	17.109	–		17.109
Disponibilità liquide	3.239	–		3.239
ATTIVITÀ CORRENTI	**123.780**	**596**		**124.376**
TOTALE ATTIVITÀ	**292.210**	**(4.646)**		**287.564**
– Capitale sociale	*20.816*	(3.569)		*17.247*
– Riserve	*126.556*	*(6.810)*		*119.746*
– Utili (perdite) portate a nuovo	*35.154*	*6.115*		*41.269*
– Utili (perdite) del periodo	*56.600*	–		*56.600*
TOTALE PATRIMONIO NETTO	**239.126**	**(4.264)**		**234.862**
Fondo TFR e altri fondi relativi al personale	4.185	(570)	6	3.615
Fondo rischi ed oneri	990	–		990
Imposte differite passive	421	188	7	609
Altre passività non correnti	–	–		–
Debiti finanziari verso banche non correnti	11.013	–		11.013
Altre debiti finanziari non correnti	–	–		–
PASSIVITÀ NON CORRENTI	**16.609**	**(382)**		**16.227**
Passività non correnti possedute per la vendita	–	–		–
– Debito vs terzi	*9.249*	–		*9.249*
– Debito vs controllate	*1.016*	–		*1.016*
Debiti commerciali	10.265	–		10.265
– Debito vs terzi	–			–
– Debito vs banche	*204*	–		*204*
– Debito vs controllate	*5.166*	–		*5.166*
Debiti finanziari correnti	5.370	–		5.370
– Acconti	*1*	–		*1*
– Debiti per imposte correnti	–	–		–
– Altre passività correnti verso terzi	*7.384*	–		*7.384*
– Altre passività correnti verso controllate	*13.455*	–		*13.455*
Altre passività correnti	20.840	–		20.840
PASSIVITÀ CORRENTI	**36.475**	**–**		**36.475**
TOTALE PASSIVITÀ E PATRIMONIO NETTO	**292.210**	**(4.646)**		**287.564**

Bulgari S.p.A.

Stato patrimoniale 31 Dicembre 2005
Prospetto di riconciliazione P.C. Italiani – IAS/IFRS
(importi in €/000)

	Principi Contabili Italiani	Rettifiche IAS/IFRS	Note	IAS/IFRS
Immobilizzazioni materiali	10.209	(5.580)	1	4.629
Immobilizzazioni immateriali	16.949	(1.062)	2	15.887
– Partecipazioni in imprese controllate	*122.114*	–		*122.114*
– Altre attività finanziarie non correnti	*27*	–		*27*
Immobilizzazioni finanziarie	122.141	–		122.141
Imposte differite attive	3.188	395	3	3.583
Altre attività non correnti	8.330	–		8.330
Crediti finanziari non correnti	1.758	–		1.758
ATTIVITÀ NON CORRENTI	**162.575**	**(6.247)**		**156.328**
Attività non correnti possedute per la vendita	–	–		–
Rimanenze	–	5.580	4	5.580
– Crediti commerciali vs terzi	*3.906*	–		*3.906*
– Crediti commerciali vs controllate	*33.852*	–		*33.852*
Totale Crediti Commerciali:	37.758	–		37.758
– Crediti Finanziari vs terzi	–	–		–
– Crediti finanziari vs controllate	*82.281*	–		*82.281*
– Altre attività finanziarie	*4.009*	*(4.009)*		–
Totale Attività Finanziarie	86.290	(4.009)	5	82.281
– Crediti tributari	*13.779*	–		*13.779*
– Altre attività correnti	*1.421*	–		*1.421*
– Altre attività correnti verso controllate	*10.184*	–		*10.184*
Totale altre attività correnti	25.384	–		25.384
Disponibilità liquide	4.292	–		4.292
ATTIVITÀ CORRENTI	**153.724**	**1.571**		**155.295**
TOTALE ATTIVITÀ	**316.299**	**(4.676)**		**311.623**
– Capitale sociale	*20.868*	*(4.009)*		*16.859*
– Riserve	*130.347*	*(5.234)*		*125.113*
– Utili (perdite) portate a nuovo	*26.332*	*6.115*		*32.447*
– Utili (perdite) del periodo	*60.112*	*(1.010)*		*59.102*
TOTALE PATRIMONIO NETTO	**237.659**	**(4.138)**		**233.521**
Fondo TFR e altri fondi relativi al personale	4.587	(801)	6	3.786
Fondo rischi ed oneri	599	–		599
Imposte differite passive	2.040	264	7	2.304
Altre passività non correnti	–	–		–
Debiti finanziari verso banche non correnti	–	–		–
Altre debiti finanziari non correnti	–	–		–
PASSIVITÀ NON CORRENTI	**7.226**	**(537)**		**6.689**
Passività non correnti possedute per la vendita	–	–		–
– Debito vs terzi	*14.740*	–		*14.740*
– Debito vs controllate	*11.002*	–		*11.002*
Debiti commerciali	25.742	–		25.742
– Debito vs terzi	–			–
– Debito vs banche	*12.715*	–		*12.715*
– Debito vs controllate	*10.260*	–		*10.260*
Debiti finanziari correnti	22.975	–		22.975
– Acconti	*15*	–		*15*
– Debiti per imposte correnti	–	–		–
– Altre passività correnti verso terzi	*6.630*	–		*6.630*
– Altre passività correnti verso controllate	*16.051*	–		*16.051*
Altre passività correnti	22.696	–		22.696
PASSIVITÀ CORRENTI	**71.413**	**–**		**71.413**
TOTALE PASSIVITÀ E PATRIMONIO NETTO	**316.299**	**(4.675)**		**311.623**

Bulgari S.p.A.

Conto economico 2005
Prospetto di riconciliazione P.C. Italiani – IAS/IFRS
(importi in €/000)

	Principi Contabili Italiani	Rettifiche IAS/IFRS	Note	IAS/IFRS
– Royalties da società del Grupppo	*48.082*	–		*48.082*
– Royalties da società terze	*8.474*	–		*8.474*
Royalties	56.556	–		56.556
– Ricavi per servizi al Grupppo	*1.761*	–		*1.761*
– Ricavi per servizi a terzi	–	–		–
Ricavi per servizi	1.761	–		1.761
Totale ricavi da royalties e da prestazioni di servizi	**58.317**	**–**		**58.317**
– Altri Ricavi verso società del Gruppo	*5.940*	–		*5.940*
– Altri ricavi verso terzi	*1.460*	–		*1.460*
Altre ricavi e proventi diversi	7.400	–		7.400
Totale valore della produzione	***65.717***	**–**		***65.717***
Costi per il personale	(20.801)	(1.184)	*8*	(21.985)
Costi per servizi	(18.804)	–		(18.804)
– Spese di pubblicità e promozione verso terzi	*(8.886)*	–		*(8.886)*
– Spese di pubblicità e promozione verso il Gruppo	*(10.135)*	–		*(10.135)*
Spese di pubblicità e promozione	(19.021)	–		(19.021)
Ammortamenti, svalutazioni e altri accantonamenti	(5.456)	654	9	(4.802)
Altri oneri diversi operativi	(3.736)	–		(3.736)
Totale costi della produzione	**(67.818)**	**(530)**		**(68.348)**
Risultato operativo	**(2.101)**	**(530)**		**(2.631)**
Dividendi	65.000	–		65.000
– Altri proventi finanziari da società del Gruppo	*3.196*	–		*3.196*
– Altri proventi finanziari da altri	*107*	–		*107*
Altri proventi finanziari	3.303	–		3.303
– Interessi e altri oneri finanziari da società del Gruppo	*(149)*	–		*(149)*
– Interessi e altri oneri finanziari da altri	*(1.212)*	*(161)*		*(1.373)*
Oneri e interessi finanziari	(1.361)	(161)		(1.522)
Utili (perdite) su cambi	(33)	1		(32)
Totale proventi (oneri) finanziari	**66.909**	**(160)**	**10**	**66.749**
Rivalutazioni (svalutazione) di attività finanziarie	(2.653)	–		(2.653)
Altri proventi (oneri) non operative	–	–		–
Risultato prima delle imposte	**62.155**	**(690)**		**61.465**
Imposte correnti e differite	(2.043)	(320)	**11**	(2.363)
Risultato del periodo	**60.112**	**(1.010)**		**59.102**

Note di commento alle principali rettifiche IAS/IFRS apportate alle voci di Stato patrimoniale al 1 gennaio 2005 ed al 31 dicembre 2005

Si riportano di seguito i principali effetti derivanti dall'applicazione degli IAS/IFRS, sulla situazione patrimoniale al 1 gennaio 2005 ed al 31 dicembre 2005.

1) Immobilizzazioni materiali (–4.165 mila euro al 1 gennaio 2005 e –5.580 mila euro al 31 dicembre 2005)
Le rettifiche alle immobilizzazioni materiali si riferiscono alla riclassifica a rimanenze per 4.165 mila euro al 1 gennaio 2005 e per 5.580 mila euro al 31 dicembre 2005 del valore relativo al museo Bulgari come anche commentato alla nota 4.

2) Immobilizzazioni immateriali (–1.716 mila euro al 1 gennaio 2005 e – 1.062 mila euro al 31 dicembre 2005)
Le rettifiche alle immobilizzazioni immateriali si riferiscono all'eliminazione di costi d'impianto e ampliamento, legati allo sviluppo del progetto Bulgari Hotels & Resorts B.V., e di oneri pluriennali per contributi a clienti, che non soddisfano i criteri per l'iscrizione previsti dallo IAS 38 – Immobilizzazioni Immateriali.

3) Imposte Differite Attive (+639 mila euro al 1 gennaio 2005 e +395 mila euro al 31 dicembre 2005)
La variazione riflette essenzialmente gli effetti fiscali delle poste in riconciliazione del prospetto di patrimonio netto.

4) Rimanenze (+4.165 mila euro al 1 gennaio 2005 e +5.580 mila euro al 31 dicembre 2005)
L'incremento riflette la riclassifica del valore dei prodotti rappresentativi della produzione, presente e passata, di gioelli, orologi e accessori che costituiscono l'archivio storico dei prodotti Bulgari precedentemente classificati tra le immobilizzazioni materiali.

5) Attività Finanziarie (–3.569 mila euro al 1 gennaio 2005 e – 4.009 mila euro al 31 dicembre 2005)
La variazione negativa riflette essenzialmente lo storno del credito per azioni proprie detenute dalla Bulgari S.p.A., ora iscritte in riduzione del patrimonio netto. Gli utili e le perdite derivanti da eventuali future vendite di tali azioni saranno rilevati come movimenti di patrimonio netto, senza alcun impatto a conto economico.

6) Fondo trattamento di fine rapporto (–570 mila euro al 1 gennaio 2005 e – 801 mila euro al 31 dicembre 2005)
La rettifica riflette l'applicazione di metodologie attuariali al fondo trattamento di fine rapporto e l'iscrizione del valore finanziario-attuariale della passività prevista.

7) Imposte Differite Passive (+188 mila euro al 1 gennaio 2005 e +264 mila euro al 31 dicembre 2005)
La rettifica riflette essenzialmente gli effetti fiscali delle poste di rettifica IAS/IFRS di patrimonio netto (189 mila euro), nonché di quelle di conto economico apportate nel 2005 (320 mila euro – vedi nota 11).

Note di commento alle principali rettifiche IAS/IFRS apportate alle voci di Conto Economico 2005

8) Costi per il personale (+1.184 mila euro)
L'incremento dei costi per il personale è dovuto, per circa 1.576 mila euro, alla contabilizzazione dei piani di stock option secondo la metodologia prevista dall'IFRS 2.
Tale effetto è parzialmente bilanciato da un decremento di circa 392 mila euro a seguito della diversa modalità di valutazione (attuariale) dei benefici dovuti ai dipendenti ("trattamento di fine rapporto").

9) Ammortamenti e svalutazioni (-654 mila euro)
La rettifica include un decremento di 588 mila euro relativi allo storno di ammortamenti per costi di impianto e ampliamento non più capitalizzabili e già stornati in fase di apertura al 1 gennaio 2005 come indicato in nota 2. La rimanente parte è relativa allo storno di ammortamenti di oneri pluriennali non più capitalizzabili e già completamente stornati in fase di apertura al 1 gennaio 2005 come indicato in nota 2.

10) Proventi e oneri finanziari (+160 mila euro)
La rettifica è attribuibile alla componente finanziaria derivante dall'attualizzazione dei benefici dovuti ai dipendenti.

11) Imposte correnti e differite (+320 mila euro)
L'incremento è relativo allo stanziamento di imposte differite passive (320 mila euro) dovute agli effetti fiscali delle rettifiche apportate alle voci di conto economico.

Prospetto di riconciliazione del patrimonio netto al 1 gennaio 2005, al 31 dicembre 2005 e dell'utile netto 2005
(importi in €/000)

	Note	Patrimonio netto 1° gennaio 2005	Conto Economico 2005	Altre rettifiche di PN al 31 dicembre 2005	Patrimonio netto 31 dicembre 2005
Patrimonio Netto p.c. italiani		**239.126**	**60.112**	**-**	**237.659**
- Costi di impianto e ampliamento, sviluppo e pubblicità e altri immobilizzazioni immateriali	a	(1.716)	654	-	(1.062)
- Benefici per i dipendenti	b	570	231	-	801
- Pagamenti basati su azioni	c	-	(1.576)	1.576	-
- Imposte differite su rettifiche IAS/IFRS	d	451	(320)	-	131
- Azioni proprie	e	(3.569)	-	(440)	(4.009)
- Altre rettifiche		-	1	-	1
Totale rettifiche IAS/IFRS		**(4.264)**	**(1.010)**	**1.136**	**(4.138)**
Patrimonio Netto IAS/IFRS		**234.862**	**59.102**	**1.136**	**233.521**

Note di commento al prospetto di riconciliazione del patrimonio netto al 1 gennaio 2005, al 31 dicembre 2005 e dell'utile netto 2005

a) Costi di impianto e ampliamento, sviluppo e pubblicità ed altre immobilizzazioni immateriali con relativi ammortamenti
Lo *IAS 38 – Immobilizzazioni Immateriali* non permette più la capitalizzazione di costi classificati, secondo i precedenti principi contabili, in alcune tipologie di immobilizzazioni immateriali. Si è pertanto proceduto allo storno dei valori relativi precedentemente riferiti a "costi di impianto e ampliamento", "costi di pubblicità", "oneri pluriennali" e "costi di sviluppo".

b) Benefici per i dipendenti
Secondo lo *IAS 19 – Benefici per i dipendenti* il fondo trattamento di fine rapporto è considerato un'obbligazione a benefici definiti.
Si è proceduto, quindi, a ricalcolare il fondo trattamento di fine rapporto contabilizzato secondo i principi contabili italiani, alla data di transizione, applicando il metodo della "proiezione unitaria del credito".

c) Pagamenti basati su azioni
Secondo *l'IFRS 2 – Pagamenti basati su azioni* le "*stock option*" attribuite ai dipendenti sono valutate in base al loro fair value alla data di attribuzione.
Tale costo, a differenza di quanto previsto dai principi contabili italiani, è riconosciuto a conto economico con contropartita una riserva di patrimonio netto. L'impatto dell'applicazione degli IAS/IFRS sul patrimonio netto complessivo è pertanto nullo.

d) Imposte differite su rettifiche IAS/IFRS
Sono state stanziate imposte differite passive relative alle rettifiche di patrimonio netto apportate in sede di apertura di bilancio, nonché relative agli effetti di conto economico nel corso dell'esercizio 2005.

e) Azioni proprie
Le azioni proprie sono state iscritte in deduzione del patrimonio netto come previsto dallo *IAS 32 – Strumenti finanziari: esposizione nel bilancio e informazioni integrative*. Gli utili e le perdite derivanti da eventuali future vendite di tali azioni saranno rilevati come movimenti di patrimonio netto, senza alcun impatto a conto economico.

Effetti sul rendiconto finanziario e sull'indebitamento finanziario netto al 31 dicembre 2005

Il prospetto di riconciliazione del rendiconto finanziario non viene presentato in quanto gli effetti derivanti dall'applicazione dei principi contabili IAS/IFRS non hanno comportato impatti significativi. Si riporta di seguito la variazione dell'indebitamento finanziario netto al 31 dicembre 2005 in seguito all'introduzione degli IAS/IFRS.

(importi in €/000)

	31 dicembre 2005
Indebitamento finanziario netto secondo P.C. Italiani	63.597
Totale rettifiche IAS/IFRS	1
Indebitamento finanziario netto secondo IAS/IFRS	63.598

Bulgari S.p.A.

Riepilogo dei dati essenziali delle società direttamente controllate

Bulgari Italia S.p.A.
Sede legale: Roma
Cap.Sociale Euro 12.000.000

dati essenziali in migliaia di euro:	31/12/2006	31/12/2005
Ricavi delle vendite e delle prestazioni	88.821	87.588
Costo del lavoro	9.460	8.611
Ammortamenti	3.136	2.097
Proventi (Oneri) finanziari netti	(1.761)	(1.437)
Utile (Perdita) dell'esercizio	(1.081)	1.064
Investimenti in immobilizzazioni	5.375	10.396
Immobilizzazioni immateriali	5.970	7.257
Immobilizzazioni materiali	15.446	11.912
(Indebitamento) disponibilità finanziaria netta	(37.717)	(46.384)
Patrimonio netto	19.743	20.824

Bulgari Parfums Italia S.p.A.
Sede legale: Roma
Cap.Sociale Euro 1.020.000

dati essenziali in migliaia di euro:	31/12/2006	31/12/2005
Ricavi delle vendite e delle prestazioni	29.548	27.863
Costo del lavoro	1.575	1.507
Ammortamenti	90	93
Proventi (Oneri) finanziari netti	(65)	(48)
Utile (Perdita) dell'esercizio	301	2
Investimenti in immobilizzazioni	44	53
Immobilizzazioni immateriali	46	84
Immobilizzazioni materiali	135	143
(Indebitamento) disponibilità finanziaria netta	(3.181)	(673)
Patrimonio netto	2.301	2.000

Bulgari Portugal Acessorios de Luxo Lda
Sede legale: Funchal (Madeira)
Cap. Sociale Euro 92.873

dati essenziali in migliaia di euro:	31/12/2006	31/12/2005
Ricavi delle vendite e delle prestazioni	–	–
Costi per servizi	22	6
Ammortamenti	–	–
Proventi (Oneri) finanziari netti	(1)	–
Utile (Perdita) dell'esercizio	(23)	(6)
Investimenti in immobilizzazioni	–	–
Immobilizzazioni immateriali	–	–
Immobilizzazioni materiali	–	–
(Indebitamento) disponibilità finanziaria netta	6	32
Patrimonio netto	6	29

Bulgari Gioielli S.p.A.
Sede legale: Roma
Cap.Sociale Euro 2.580.000

dati essenziali in migliaia di euro:	31/12/2006	31/12/2005
Ricavi delle vendite e delle prestazioni	60.901	64.636
Costo del lavoro	5.508	5.558
Ammortamenti	196	443
Proventi (Oneri) finanziari netti	(496)	(1.114)
Utile (Perdita) dell'esercizio	25	632
Investimenti in immobilizzazioni	169	188
Immobilizzazioni immateriali	147	170
Immobilizzazioni materiali	264	413
(Indebitamento) disponibilità finanziaria netta	(11.241)	(14.354)
Patrimonio netto	4.249	14.626

Bulgari International Corp. (BIC) N.V.
Sede legale: Amsterdam
Cap. Sociale Euro 18.301.200

dati essenziali in migliaia di euro:	31/12/2006	31/12/2005
Dividendi	43.944	112.219
Altri costi generali e amministrativi	710	604
Proventi (Oneri) finanziari netti	168	(136)
Utile (Perdita) dell'esercizio	92.289	76.468
Investimenti in immobilizzazioni	–	–
Immobilizzazioni finanziarie	108.979	127.100
Altri investimenti a lungo termine	20.467	20.170
Rivalutazioni (svalutazioni) di partecipazioni	–	–
(Indebitamento) disponibilità finanziaria netta	–	–
Patrimonio netto	158.316	141.027

Bulgari Retail USA S.r.l.
Sede legale: Roma
Cap. Sociale Euro 50.000

dati essenziali in migliaia di euro:	31/12/2006	31/12/2005
Ricavi delle vendite e delle prestazioni	61.146	54.810
Costo del lavoro	12.996	11.453
Ammortamenti	–	–
Proventi (Oneri) finanziari netti	(565)	(327)
Utile (Perdita) dell'esercizio	(7.479)	(8.676)
Investimenti in immobilizzazioni	–	–
Immobilizzazioni immateriali	–	–
Immobilizzazioni materiali	–	–
(Indebitamento) disponibilità finanziaria netta	(2.801)	586
Patrimonio netto	14.639	11.495

Bulgari (Luxembourg) S.A.
Sede legale: Lussemburgo
Cap. Sociale Euro 100.000

dati essenziali in migliaia di euro:	31/12/2006	31/12/2005
Ricavi delle vendite e delle prestazioni	–	–
Costi per servizi	10	9
Ammortamenti ed altri costi generali	7	6
Proventi (Oneri) finanziari netti	–	(1)
Utile (Perdita) dell'esercizio	(17)	(2.600)
Investimenti in immobilizzazioni	–	–
Immobilizzazioni immateriali	17	18
Immobilizzazioni materiali	–	–
(Indebitamento) disponibilità finanziaria netta	–	–
Patrimonio netto	857	254

Bulgari Hotels and Resorts Milano S.r.l.
Sede legale: Roma
Cap.Sociale Euro 100.000

dati essenziali in migliaia di euro:	31/12/2006	31/12/2005
Ricavi delle vendite e delle prestazioni	17.202	14.605
Costo del lavoro	4.339	4.038
Ammortamenti	752	764
Proventi (Oneri) finanziari netti	(289)	(361)
Utile (Perdita) dell'esercizio	(1.107)	(2.098)
Investimenti in immobilizzazioni	929	1.484
Immobilizzazioni immateriali	2.846	3.948
Immobilizzazioni materiali	920	919
(Indebitamento) disponibilità finanziaria netta	(352)	1.918
Patrimonio netto	1.408	(581)

Bulgari Commercial (Shanghai) Co. Ltd.
Sede legale: Pechino
Cap. Sociale USD 5.000.000

dati essenziali in migliaia di euro:	31/12/2006
Ricavi delle vendite e delle prestazioni	5.142
Costi per servizi	1.519
Ammortamenti ed altri costi generali	1.748
Proventi (Oneri) finanziari netti	28
Utile (Perdita) dell'esercizio	2.507
Investimenti in immobilizzazioni	2.079
Immobilizzazioni immateriali	6
Immobilizzazioni materiali	1.783
(Indebitamento) disponibilità finanziaria netta	(1.293)
Patrimonio netto	3.375

Bulgari Holding Europe B.V.
Sede legale: Amsterdam
Cap. Sociale Euro 18.000

dati essenziali in migliaia di euro:	31/12/2006
Dividendi	–
Altri costi generali e amministrativi	12
Proventi (Oneri) finanziari netti	(69)
Utile (Perdita) dell'esercizio	(81)
Investimenti in immobilizzazioni	–
Immobilizzazioni finanziarie	104.100
Altri investimenti a lungo termine	–
Rivalutazioni (svalutazioni) di partecipazioni	–
(Indebitamento) disponibilità finanziaria netta	(50.652)
Patrimonio netto	49.937

Crova S.p.A.
Sede legale: Valenza (Alessandria)
Cap.Sociale Euro 2.700.000

dati essenziali in migliaia di euro:	31/12/2006	31/12/2005
Ricavi delle vendite e delle prestazioni	35.407	31.330
Costo del lavoro	11.479	10.943
Ammortamenti	864	793
Proventi (Oneri) finanziari netti	44	6
Utile (Perdita) dell'esercizio	3.069	1.577
Investimenti in immobilizzazioni	2.074	932
Immobilizzazioni immateriali	418	369
Immobilizzazioni materiali	4.428	3.489
(Indebitamento) disponibilità finanziaria netta	(6.271)	(164)
Patrimonio netto	6.379	9.801

Bulgari Accessori S.r.l.
Sede legale : Bagno a Ripoli (Firenze)
Cap.Sociale Euro 50.000

dati essenziali in migliaia di euro:	31/12/2006	31/12/2005
Ricavi delle vendite e delle prestazioni	3.368	544
Costo del lavoro	802	125
Ammortamenti	52	4
Proventi (Oneri) finanziari netti	(38)	(7)
Utile (Perdita) dell'esercizio	(297)	63
Investimenti in immobilizzazioni	40	144
Immobilizzazioni immateriali	–	42
Immobilizzazioni materiali	44	13
(Indebitamento) disponibilità finanziaria netta	1	109
Patrimonio netto	93	390

Opera SGR S.p.A.
Sede legale : Milano
Cap. Sociale Euro 1.100.000

dati essenziali in migliaia di euro:	31/12/2006
Ricavi delle vendite e delle prestazioni	2.621
Costi per servizi	635
Ammortamenti ed altri costi generali	1.682
Proventi (Oneri) finanziari netti	14
Utile (Perdita) dell'esercizio	294
Investimenti in immobilizzazioni	–
Immobilizzazioni immateriali	89
Immobilizzazioni materiali	99
(Indebitamento) disponibilità finanziaria netta	1.046
Patrimonio netto	1.394

Bulgari S.p.A.

Relazione del Collegio Sindacale all'Assemblea degli Azionisti di Bulgari S.p.A. ai sensi dell'art. 153 D.Lgs. n. 58/1998

Signori Azionisti,

ai sensi dell'art. 153, D. Lgs. n. 58/1998 e dell'art. 2429 c.c., Vi rendiamo la nostra relazione annuale nella quale comprendiamo le informazioni richieste dalla Consob con il provvedimento del 6 aprile 2001, così come integrato dalle successive comunicazioni.

Vi precisiamo che nel corso dell'esercizio chiuso al 31 dicembre 2006 abbiamo svolto l'attività di vigilanza di nostra competenza secondo quanto previsto dalla normativa vigente, in osservanza delle indicazioni fornite da Consob, nonché tenendo conto dei principi di comportamento raccomandati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri.

L'attività del Collegio si è svolta attraverso la partecipazione alle riunioni del Consiglio di Amministrazione e del Comitato per il controllo interno, attraverso incontri periodici con il responsabile del Controllo Interno, con la Società di revisione e con l'Organismo di Vigilanza, nonché a mezzo di specifiche audizioni dei responsabili di funzione della Società e degli addetti ai servizi interessati dall'attività di vigilanza svolta. Inoltre, in relazione all'ottenimento delle necessarie informazioni relativamente all'attività delle altre società del Gruppo, possiamo darVi atto che lo scambio di informativa con gli organi di controllo, ove esistenti, delle partecipate italiane è strutturalmente garantito dalla composizione dei Collegi Sindacali delle singole società, in quanto in esse è sempre prevista la effettiva partecipazione di uno o più sindaci della controllante.

Nel corso del 2006, per l'esercizio della nostra attività, abbiamo svolto tredici riunioni. Abbiamo partecipato all'Assemblea ordinaria e straordinaria degli Azionisti. Abbiamo partecipato alle sei riunioni tenute dal Consiglio di Amministrazione ed alle quattro riunioni del Comitato per il controllo interno.

A conclusione delle attività svolte, possiamo evidenziare quanto segue:

1. Stimiamo le deliberazioni consiliari assunte e le operazioni poste in essere dagli Amministratori conformi alla legge ed allo statuto sociale, anche con riguardo all'esclusione di potenziale conflitto d'interessi o di contrasto con le delibere assembleari.
   Abbiamo potuto constatare che il Consiglio di Amministrazione è stato regolarmente informato ed aggiornato circa le operazioni avviate o concluse dai Consiglieri forniti di poteri delegati.
   Nell'ambito delle riunioni consiliari abbiamo ottenenuto dagli Amministratori, con periodicità trimestrale, l'informativa sull'attività svolta e sulle operazioni di maggior rilievo economico, patrimoniale e finanziario effettuate dalla Società e dalle Società controllate delle quali è peraltro data notizia nei bilanci e nella Relazione della Capogruppo che li correda.
   Abbiamo accertato che le suddette operazioni non fossero manifestamente imprudenti, azzardate o tali da compromettere l'integrità del patrimonio aziendale.
   Non abbiamo rilevato l'esistenza di operazioni atipiche o inusuali svolte con società del gruppo o altre parti correlate, né con terze parti.
   Con particolare riferimento alle operazioni infragruppo e con parti correlate, possiamo quindi darVi atto che esse si sono mantenute nell'ambito degli ordinari rapporti economico-patrimoniali e finanziari, che sono regolate a condizioni di mercato e che risultano rispondenti all'interesse sociale. Delle più rilevanti sotto il profilo economico, finanziario o patrimoniale Vi è stata data evidenza dagli Amministratori.
   Vi segnaliamo inoltre che il Consiglio di Amministrazione ha approvato, nel marzo del 2007, una specifica procedura per la disciplina delle operazioni con parti correlate.

2. Circa l'adeguatezza della struttura organizzativa, del sistema di controllo interno e del sistema amministrativo-contabile, nonché l'affidabilità di quest'ultimo nel rappresentare correttamente i fatti di gestione, il Collegio non ha rilievi da formulare.

Con particolare riferimento alla funzione di controllo interno, si evidenzia che l'attività ad essa demandata viene svolta con regolarità e continuità, sulla base di piani annuali di interventi autonomamente individuati dal responsabile e condivisi e discussi con il Collegio Sindacale e con il Comitato per il controllo interno. Il Collegio, che è aggiornato con regolarità in ordine ai risultati delle verifiche ed alle azioni conseguenti, sottolinea come nel corso del 2006 la funzione sia stata rinforzata ed abbia realizzato attività di rilievo, sia a livello nazionale sia in altre aree geografiche. Gli audit svolti hanno agevolato l'attivazione di risorse e iniziative che, partendo dalle realtà locali, hanno apprezzabilmente contribuito al processo di perfezionamento dell'organizzazione del gruppo.
Nell'ambito del regolare funzionamento del sistema amministrativo-contabile, si evidenzia altresì che le disposizioni impartite dalla società alle sue controllate ai sensi dell'art. 114, 2° comma, del D.Lgs. n. 58/1998, nel quadro di un'organica programmazione, appaiono adeguate.
La società si è dotata di un Modello di Organizzazione, gestione e controllo ai sensi del D. Lgs. n. 231/2001. L'aggiornamento del modello stesso è assicurato dalla regolare attività dell'Organismo di Vigilanza che ha redatto le proprie relazioni e con il quale il Collegio ha mantenuto un periodico scambio di informativa, ottenendo cognizione che l'Organismo stesso non ha ricevuto denunce o segnalazioni di sorta.

3. Abbiamo avuto periodici incontri con i responsabili della Società di revisione incaricata ai sensi dell'art. 150, 3° comma, del D. Lgs. n. 58/1998 e dal reciproco scambio di informazioni non sono emersi elementi suscettibili di rilievo, anche in ordine alla verifica dell'osservanza delle norme di legge inerenti la formazione e l'impostazione del bilancio d'esercizio e dei conti consolidati, nonché della relazione sulla gestione.
In base all'informativa fornita da Bulgari SpA e della quale si è ottenuto riscontro dalla KPMG SpA, Vi segnaliamo che alla stessa sono stati conferiti e svolti ulteriori incarichi, rispetto alla revisione contabile, per la verifica dell' aderenza del Gruppo al sistema di garanzia previsto dal Kimberley Process (euro 12.500) e per analisi benchmark per royalties (euro 28.000) e per flagship (euro 35.000).
Vi precisiamo che la cognizione degli stessi e la valutazione dei relativi costi da parte del Collegio Sindacale, in adesione ai provvedimenti ed alle raccomandazioni Consob in materia, non ha dato luogo a rilievi.
Inoltre, sono stati conferiti nel corso del 2006 ad altri soggetti appartenenti all'organizzazione internazionale cui aderisce KPMG SpA, verso specifici corrispettivi (per attività di assistenza tributaria connessa ad adempimenti periodici e/o di natura non ricorrente, ovvero per altre attività non in contrasto con il mandato conferito alla società di revisione) ulteriori incarichi rispetto alla revisione contabile. Le società e i corrispettivi sono i seguenti: Bulgari International Corporation (BIC) N.V., controvalore pari a euro 1.970, Bulgari Corporation of America Inc., c/v euro 1.991, Bulgari Japan Ltd, c/v euro 17.115 e 5.374, Bulgari (UK) Ltd, c/v euro 21.997, Bulgari Malaysia Sdn Bhd, c/v euro 1.695 e 2.173, Bulgari Asia Pacific Ltd, c/v euro 3.076, Bulgari Taiwan Ltd, c/v euro 3.674, Bulgari Commercial (Shangai) Co. Ltd c/v euro 4.996, Bulgari Asia Pacific (Macau Branch) Ltd, c/v euro 2.488.
Sulla base di quanto sopra, non risultano presenti aspetti critici in materia di indipendenza della società di revisione.

4. In ordine alle raccomandazioni di cui al codice di autodisciplina del Comitato per la Corporate Governance delle società quotate, il Collegio Sindacale può darVi atto che, nel rispetto dei principi di corretta amministrazione, la società vi ha sostanzialmente aderito e, peraltro, il Consiglio di Amministrazione ha dato evidenza delle regole di governo societario adottate dalla Bulgari SpA.
Come specificamente richiesto da Consob, Vi segnaliamo che anche nel corso del 2006 hanno operato il Comitato per il Controllo interno, formato da Consiglieri non esecutivi ed indipendenti, ed il Comitato per la remunerazione, formato da soli Consiglieri non esecutivi (riunitisi rispettivamente 4 e 2 volte nel corso del 2006).

5. In esito alle indagini ed agli approfondimenti compiuti nelle aree sulle quali si è espressa la nostra vigilanza, possiamo attestarVi che non sono state rilevate omissioni, operazioni censurabili o irregolarità né, segnatamente, sono emersi fatti significativi tali da richiederne la segnalazione agli Organi di controllo o menzione nel presente documento. Nel corso dell'esercizio nemmeno sono pervenute denunce ex articolo 2408 del Codice Civile, né esposti da parte di terzi.
   Nel 2006 è stato rilasciato dal Collegio Sindacale il parere previsto dalla legge in ordine alla proroga dell'incarico alla società di revisione per gli esercizi 2006-2008. Anche contestualmente alla presente relazione, questo Collegio sottopone alla Vostra attenzione il proprio parere in merito alla ulteriore proroga dell'incarico di revisione alla società KPMG SpA, da conferire in accordo alle nuove disposizioni introdotte dal decreto legislativo 29 dicembre 2006, n. 303 per il periodo 2009-2011. Al riguardo, Vi ricordiamo che, ai sensi delle nuove disposizioni, i successivi incarichi andranno conferiti su proposta motivata dell'organo di controllo.

Conclusivamente possiamo darVi atto che l'informativa del Consiglio di Amministrazione sull'andamento della gestione nell'esercizio 2006 della BULGARI S.p.A. e controllate, a corredo del bilancio consolidato e del bilancio di esercizio – quest'ultimo per la prima volta redatto secondo i principi IAS/IFRS – è esauriente e completa per le finalità di legge e che valutiamo positivamente la proposta di destinazione dell'utile e di distribuzione dei dividendi come determinata dallo stesso Consiglio.

Roma, 6 aprile 2007

Il Collegio Sindacale
Dott. Maurizio de Magistris (Presidente)
Dott. Francesco Mariano Bonifacio (Sindaco Effettivo)
Dott.ssa Stefania Libori (Sindaco Effettivo)

Relazione della società di revisione ai sensi dell'art. 156 del D.Lgs. 24 febbraio 1998, n. 58

KPMG S.p.A.
Revisione e organizzazione contabile
Via Ettore Petrolini, 2
00197 ROMA RM

Telefono 06 809611
Telefax 06 8077475
e-mail it-fmauditaly@kpmg.it

Relazione della società di revisione ai sensi dell'art. 156 del D.Lgs. 24 febbraio 1998, n. 58

Agli Azionisti della
Bulgari S.p.A.

1 Abbiamo svolto la revisione contabile del bilancio d'esercizio, costituito dallo stato patrimoniale, dal conto economico, dal prospetto dei movimenti del patrimonio netto, dal rendiconto finanziario e dalla relativa nota al bilancio d'esercizio, della Bulgari S.p.A. chiuso al 31 dicembre 2006. La responsabilità della redazione del bilancio compete agli amministratori della Bulgari S.p.A.. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile. Il suddetto bilancio d'esercizio è stato preparato per la prima volta in conformità agli International Financial Reporting Standards adottati dall'Unione Europea.

2 Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla Consob. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio d'esercizio sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

Il bilancio d'esercizio presenta a fini comparativi i dati corrispondenti dell'esercizio precedente predisposti in conformità ai medesimi principi contabili. Inoltre, la nota 34 illustra gli effetti della transizione agli International Financial Reporting Standards adottati dall'Unione Europea. Come illustrato in tale nota, gli amministratori hanno riclassificato l'informativa sugli effetti della transizione agli IFRS, precedentemente approvata dal Consiglio di Amministrazione e pubblicata in allegato alla relazione semestrale al 30 giugno 2006, fornita nei prospetti di riconciliazione previsti dal principio contabile internazionale IFRS 1 da noi assoggettati a revisione contabile, sui quali abbiano emesso la relazione di revisione in data 2 ottobre 2006. L'informativa presentata nella nota 34 è stata da noi esaminata ai fini dell'espressione del giudizio sul bilancio d'esercizio chiuso al 31 dicembre 2006.

KPMG

3 A nostro giudizio, il bilancio d'esercizio della Bulgari S.p.A. al 31 dicembre 2006 è conforme agli International Financial Reporting Standards adottati dall'Unione Europea, nonché ai provvedimenti emanati in attuazione dell'art. 9 del D.Lgs. n. 38 del 28 febbraio 2005; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria, il risultato economico, le variazioni del patrimonio netto ed i flussi di cassa della Bulgari S.p.A. per l'esercizio chiuso a tale data.

Roma, 6 aprile 2007

KPMG S.p.A.

Arrigo Parisi
Socio

Bulgari S.p.A.

Sede legale:
Via dei Condotti, 11
00187 Roma, Italia

Direzione Generale ed Uffici Amministrativi:
Lungotevere Marzio, 11
00186 Roma, Italia
telefono (06) 688101
telefax (06) 68810400
www.bulgari.com

Investor Relations
telefono (06) 68810467
telefax (06) 68810614
http://ir.bulgari.com

Realizzazione, impianti e stampa
Marchesi Grafiche Editoriali S.p.A. - Roma

Bulgari conferma il suo
impegno per la protezione
dell'ambiente utilizzando
carta ecologica

Finito di stampare in Italia
nel maggio 2007



END